Form 20-F
period 2005-05-31
GLOBAL ENVIRONMENTAL ENERGY COPORATION
filed 2005-12-14
CIK 840823

Securities and Exchange Commission
 Washington, D.C. 20549

Form 20-F

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file No. 33-24483NY

Global Environmental Energy Corp.

(Exact name of registrant as specified by its charter)

Bahamas	33-24483-NY	n/a

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

P.O. Box CB-13277 Cable Beach Nassau Bahamas

Business Address

+1 242-323-0086

Registrant’s Telephone Number

Former Name or Former Address If Changed Since Last Report

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of exchange on which registered

NONE	NONE

Securities registered pursuant to section 12(g) of the Act:

Title of each class

Common Stock

          Indicate  by check mark  whether the  Registrant  (1) has filed all reports required  to be filed by  Section  12 (d) of the  Securities  Act of 1934, during the  preceding  12 months ( or for such  period that the  registrant  was required  to file  such  reports)  and  (2)  has  been  subject  to such  filing requirements for the past 90 days.Yes      ☒      No  ☐

          Indicate by check mark if disclosure for delinquent filers pursuant to item 405 of Regulation S-B is not contained herein,  and will not be contained to the best  of  the  Registrant’s  knowledge,  in a  Proxy  or  Information  Statement incorporated  by reference in Part III of this Form 10-KSB,  of any Amendment to this Form 10-K      ☒

          Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

          The  aggregate  market  value  of  the  shares  of  common  stock  held  by non-affiliates  of the Registrant.  Based on the closing price of $.86 per share at December 2, 2005 is approximately $42,190,672_

          The number of shares  outstanding  of each of the  registrant’s  classes of Common Stock, as of May 31, 2005 is 49,058,921shares, of Common Stock $.002 par value.

FORM 20-F

Global Environmental Energy Corp.
May 31, 2005

FORM 20-F

Global Environmental Energy Corp.
May 31, 2005

PART I

Item 1.  Description of Business

Background

Global Environmental Energy Corp’s (Bahamas) (the “Company” or “GLOBAL”) goal is to become a fully integrated energy company whose interests  include  traditional  oil and gas  exploration  and  production, alternative   energy  sources,   environmental   infrastructure  and  electrical micro-power  generation through it subsidiaries.

In May 2004 the Board of Global Environmental Energy Corp (Delaware) (a Delaware Corporation) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28th 1978) approved the formation and incorporation of Global Environmental Energy Corp (Bahamas).  Global Environmental Energy Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) incorporated on June 24 of, 2004 under the Bahamian International Business Companies Act, 2000.

In August of 2004 Life Energy & Technology Holdings, Inc (Delaware) authorized by Board Resolution  a name  change for the Company to  Global  Environmental  Energy  Corp (Delaware) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans Louisiana.

On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.  Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) became a private company and a wholly own subsidiary by Global Environmental Energy Corp (Bahamas). On May 19th 2005 Global Environmental Energy Corp (Delaware) commenced its reorganization.

In December 2004 the Board of Global Environmental Energy Corp (Bahamas) authorized the formation and incorporation of two subsidiary companies, Biosphere Development Corp (Bahamas) and, Sahara Petroleum Exploration Corp (Bahamas) with offices in New  Providence in the Commonwealth of the Bahamas.

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is, an operating subsidiary for Global Environmental Energy Corp (Bahamas) and is actively exploring for and developing oil projects, primarily in Africa.

Biosphere Development Corp (Bahamas) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is an operating subsidiary of Global Environmental Energy Corp (Bahamas) and is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™, that supplies energy through an efficient and environmentally safe process.

On February 25, 2005, Global Environmental Energy Corp (Bahamas) received notification from  the NASD to begin trading as a foreign corporation. Global Environmental Energy Corp (Bahamas) was issued with both a new trading symbol GEECF and a CINS  number P 477255 10 9 which denotes a foreign company trading on  the NASDAQ OTC-BB.

On April 28th 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28th 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) owned by Global Environmental Energy Corp (Bahamas) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) as of May 28th 2005.

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) was to have owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28th 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) will be paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the reorganization of that Global Environmental Energy Corp (Delaware).

Development of Global - Background

Life Energy and Technology Holdings Ltd., (LIFE) was initially organized in Ireland in November 2000. On December 4th 2000, LIFE completed a share exchange with Health-Pak Inc.,  (Delaware), a Delaware corporation originally formed as Morgan Windsor Ltd., in December 1987.  That transaction was accounted for as a reverse acquisition with Health Pak deemed to be the accounting acquirer. Thereafter Health-Pak (Delaware) was renamed Life Energy & Technology Holdings, Inc (Delaware) and the former business operations of the Health-Pak (Delaware) were conducted through its wholly owned subsidiary, Health-Pak (New York), and were discontinued by a formal plan of disposal adopted upon  the  merger  with LIFE. In November 2003 Health-Pak (New York) was liquidated under Chapter 7 bankruptcy provisions.

In August of 2004 Life Energy & Technology Holdings, Inc (Delaware) changed  its  name  to  Global  Environmental  Energy  Corp (Delaware) and changed its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans, Louisiana. On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.

The Company’s  goal  is to  become  a fully  integrated  Energy  Company operating through it subsidiaries whose interests  include  traditional  oil and gas  exploration  and  production  with alternative   energy  sources,   environmental   infrastructure  and  electrical micro-power  generation.  To date  the  Company  has  been  best  known  for our Biosphere  Process™  System with which the Company promotes the use of sustainable  and renewable energy sources.

The Company as part of its restructuring determined it was in the best  interest of the company to contract manufacture of the Biosphere Process™  System to third parties.  This enabled the Company to  demonstrate to  prospective  users of the Biosphere Process™  System its ability to meet future contract demands.  The Company  entered into manufacturing alliances with several suppliers.

The Business and Operating Plan of GLOBAL

General.

GLOBAL is interested in developing three business segments. These segments are;

(a)	the manufacture and sale or joint venture of Biosphere Process™ Systems;
(b)	the development and sale of oil and gas reserves, natural resources, and other energy related commodity products;
(c)	the development of state-of-the-art technology and technological products.

These segments are more particularly described as follows:

I.     Biosphere Process™  System.

 - General Background

GLOBAL has a licensing agreement with McCormack Consulting, the inventor, developer and owner of the  Biosphere Process™  System.  The Biosphere Process™  System  provides  for the  conversion  of  waste  materials  (which includes  municipal solid waste,  agricultural or forestry  surpluses or wastes, industrial or medical waste materials or traditional  fossil fuels) in a process that includes,  initially,  the automatic separation of metals and plastics, the formation  of organic  compost and the heating of the organic  residue left from the separation process to very high temperatures in a separate chamber, which is deprived of oxygen.  The heating of the organic waste in this manner (i.e. in an oxygen deprived environment) prevents combustion, smoke and odor, and transforms the waste  into  steam and other  gasses,  which  then run a turbine  to produce electricity.  The remaining solid waste then becomes a pulverized powder,  which can be sold as a by-product for use in the building industry.

The Biosphere Process™ System heats and converts solid waste in an atmosphere that does not produce  smoke or odor and  therefore  is capable of being  placed directly in the center of a town with no pollution to the atmosphere. The System can also be used specifically for the purpose of producing electricity for local use - an ability in great  demand in  developing  countries.  Additionally,  the Biosphere  Process™  System is effective  for the  elimination  of infectious medical and toxic waste.

When  the  Company’s  operating  plans  are  fully  implemented,  the  Biosphere Process™  System is expected to produce  revenues from garbage  tipping fees, recycling of metals, the sale of building products, papers and plastics, and the sale of electrical power and steam.

- The Functioning of The Biosphere Process™  System

The  Biosphere  Process™  is most easily  described  in a format  where it is operated  using  Municipal  Solid  Waste  (MSW) as a  feedstock  - although  the Biosphere  Process™  System operates equally well as a micro power generation system  consuming  any  waste  material,   including  agricultural  or  forestry surpluses or wastes, industrial or medical waste materials or traditional fossil fuels.

The  Biosphere  Process™  System  when  operated  on MSW takes  place in five distinct stages:

          Stage  One:  MSW  is  collected  and  brought  to a  centralized  Biosphere Process™  facility.  Each facility is designed as a “one stop shop” providing for up to 100%  recycling of the total tonnage of MSW  collected.  The Biosphere Process™  facilities are  economically  viable at as little as 5-8Tons/hr and can be  constructed  in closed  facilities  of as little as 3000 square ft. Each Biosphere  Process™ facility is designed to be a stand-alone  facility,  with internal positive air control ensuring that the facility does not emit any non-permit able emissions to the atmosphere.

          Stage Two: The MSW is sorted to provide separation for compost  production, plastics and rubber recovery, metals, glass and aggregate recovery, and finally, electrical power generation. Typically operating at a rate of 30 tons/hour, each receiving line separates MSW into two feedstock streams  comprising  putrescible (organic) and non-putrescible (non-organic) materials.

          Putrescible  materials  usually  comprise  around 20% by volume are rapidly composted and recycled into high nutrient value soil  additives and  fertilizers using a proprietary vertical accelerated composter.

          Non-putrescible  materials are further  sorted to allow plastics and rubber recovery  at around 10%  of volume before  being  shredded  in  advance  of  valuable  metals recovery.  All of the  recoverable  aluminum and ferrous metals are removed from the waste stream,  using rotating trommels equipped with band magnets,  and hand picking stations designed to achieve the maximum possible percentage recovery of these  materials.  Finally  glass,  aggregates,  concrete  products and sand are removed using a Biosphere Separator™2 which achieves the following separation percentages;  metals, 3.1%, glass 5.2%, aggregates, concrete, dirt and sand 8.0% and finally residual  materials  suitable for power generation equal to not more than 53.7% by volume of the initial MSW.

          Stage Three: In stage three of the process, all other material in the waste stream is forced through a Biosphere Densifier™3, which compacts the MSW into 20g flakes with 15-20%  moisture  termed  Biosphere  Flakes™4  at the rate of 30Tons/hour, these flakes drive the Biosphere Process.

          Stage Four: The Biosphere  Flakes™ are converted into a  1000(degree)C - 1800(degree)C  flux using a Biosphere  Venturi™5.  The process is designed to produce a high value inert  pozzolanic  material,  which is then  recycled  into concrete products for the building industry,  thus ensuring up to 100% recycling of all MSW  handled  through  the  Biosphere  Process™  completely  replacing traditional land filling as a method of waste disposal.

          Stage Five: The  1000(degree)C - 1800(degree)C  flux produced in stage four is used to power a turbine for micro power  generation,  a byproduct of which is electricity  and  steam  which  can be used to power  local  industry  including desalination facilities.

 - Economic Need For The Biosphere Process™

Every man, woman and child, the population of the developed  world,  produces up to  one-half  ton of MSW per annum;  the vast  majority of which is, at present, simply land filled and allowed to decay.  Not only is such a practice  outdated, having changed  little in hundreds of years,  but also it is costly and wasteful of what have for some time been  recognized  as finite  natural  resources.  The Biosphere  Process™  developed by GLOBAL is a new development that allows for up to 100% recycling of the resource that MSW represents.

The  Biosphere  Process™  in addition to  consuming  MSW as a feedstock is an “omnivorous”  micro power  generation  system.  The Biosphere  Process™  will operate  and  generate   electricity  using  MSW,   traditional   fossil  fuels, agricultural wastes or surpluses, forestry wastes or surpluses, industrial waste streams,  cellulose or  hemicelluloses  biomass waste  streams,  lignin,  or any manner of waste material.

Such  energy  credits,  form the  basis  of the  greenhouse-gas  trade,  and are expected to be the backbone of a trillion-dollar industry by 2010. This expected trade will  provide a further  impetus  for  multinational  companies,  national governments  and  member  states in both the  European  Union and  elsewhere  to champion the  commercial  use of MSW and waste  materials  and  importantly  the remediation of existing landfills,  which conversely are fast becoming a natural resource.  Not only are  landfills  a rich  source of  metals,  8-10% high grade aluminum and ferrous metals,  and of silicates,  sands and building  aggregates, but they also contain  significant  volumes of combustible fuel material with an exceptionally high calorific content, highly suitable for power generation.

The Biosphere Process™ System can also be fueled by traditional fossil fuels, oil, and natural  gas.  This factor is important  since,  as mentioned  earlier, GLOBAL is a partner in a joint  venture that holds  extensive  rights to develop oil and gas  leases in Africa  where a large  number  of  Biosphere  Process™ Systems  might,  subject to  contract,  be expected to be sold in the future The natural gas produced by these fields is presently not a marketable commodity due to the high level of impurities  contained  therein.  Given the  extremely  high temperatures  generated by the Biosphere  Process™ System in converting waste materials,  these  levels of  impurities  are  insignificant  and, in fact,  are actually  useful in increasing the overall  caloric output from burning this gas in the  Biosphere  Process™  System.  This could  conceivably  permit the gas produced by these fields to be converted  into useful,  and highly sought after, electricity to serve these African communities,  rather than being simply flared as  had  been  its  traditional  method  of  disposal  at  the  well  head  site contributing to local pollution.

- Manufacture

The  Company  has  entered  into  several Manufacturing   Alliance  Agreements with subcomponent manufacturing  companies. These  Manufacturing  Alliance Agreements provides for engineering,  fabrication, site selection, deployment and full service and maintenance of Biosphere Process™ Systems. The manufacturer  will  supply  Biosphere   Process™  System  component  sections consisting of the  electrostatic  precipitator,  electrical  generators,  gas or steam turbines and optional water desalinization  systems. These agreements will provide  for  turnkey  manufacturing,   installation  and  maintenance  for  the Biosphere Process™ Systems.

- Marketing Plan

Biosphere

Biosphere Development Corp (Bahamas) is a Bahamian Corporation established in December of 2004, as an operating subsidiary of the Company for the purpose of pursuing overseas opportunities using the Biosphere Process System unique licensed proprietary technology, EcoTechnology™, supplies energy through an efficient and environmentally safe process. At present,  management  relies upon agreements with independent sales agents to secure contracts for its Biosphere  Process™  Systems.  To date, as mentioned above,  such  efforts  have  resulted in  commitments  to purchase  and or lease Biosphere Process™ Systems from a number of parties.

In September 2005  Biosphere Development Corp. signed and exchanged an Agreement of Intent with the Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd., to provide for the formation of three new joint venture companies in China. The Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd., are forming one company to represent Biosphere Development Corp.’s Biosphere™ Process Systems in China. The Shenzhen Branch of Yankuang Group Co., Ltd., the Shenzhen Rayes Group Co. Ltd., and Biosphere Development Corp. are jointly forming two new joint venture companies in China. The first new joint venture company will be an operating company, responsible for plant management, marketing and development. The second new joint venture company will be an investment company, responsible for financing and investment and for managing the partner’s relationship with the government of China.

On December 21, 2004, Biosphere Development Corp. and the Municipality of Silistra signed a Confidentiality Agreement and Letter of Intent for the establishment of a Joint Venture Company. The intended Joint Venture Company will to employ Biosphere™ Process technology to process municipal solid waste while producing electricity and potable water. It is intended that this new joint venture company will purchase a Biosphere™ Process System and a water bottling plant from Biosphere Development Corp. for approximately USD$8,600,000 with sufficient capacity to process 70,000 tonnes of municipal solid waste per annum, producing approximately 43,500 MWH of electricity and 43,500,000 liters of bottled potable water per annum.

Kuwait  Holdings,  SA to purchased 50 Biosphere  Process™  Systems, twenty-six of which have been delivered. The Company assigned this sale/lease to its  manufacturing  vendor, Alia Holdings in fiscal 2003. The Company through it subsidiary has an accounts receivable for $7,500,000 dollars but has received no money in the last twelve months as part of this agreement due to the political situation in Lebanon. The Company hopes as the political situation becomes more stable these deliveries will again continue.

The Company has an agreement with Global FranTech Group to purchase 5 Biosphere  Process™  System with the option to purchase and additional 595 Biosphere  Process™  Systems.  This project is still on hold until such time as  financing  guarantees  are received from the buyer.

SLOK, a Nigerian  Company,  has made  application  for financing to the Overseas Private Investment Corp, to purchase 2 Biosphere  Process™  Systems, for the Abia State in Nigeria and has  contracted  for an additional 8 Biosphere Process™  Systems.

The Company has presented a proposal to the Government of Libya for the installation  of Biosphere  systems  using,  both  traditional  fuel sources and non-traditional fuel sources for micro power generation and these discussion are on going.

The Company has  presented a proposal to the  Government of Algeria for the installation of Biosphere  systems using,  both traditional fuel sources and non-traditional fuel sources for micro power generation.  These discussion are on going.

The Company has signed contracts with Procurer Financial  Consulting SA for the purchase of 2 systems for installation in South Africa.

In March 2005 Global Environmental Energy Corp. announced that it had filed an 8K with the securities and Exchange Commission on 7th of March 2005, confirming that Biosphere Development Corp., had signed Letter of Intent to sell 10 Biosphere Process™ Systems in United Arab Emirates, Yemen and Jordan.

In January 2005 Global Environmental Energy Corp. announced it has filed an 8K with the securities and Exchange Commission confirming that Biosphere Development Corp had signed and exchanged a Letter of Intent with a Bulgarian company, STIAG Ltd, to deploy a Biosphere™ Process System in Libya.

II.     Oil and Gas Development.

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation established on December 17, 2004, as an operating subsidiary of the Company for the purpose of exploring for and developing oil projects, primarily in Africa.

Sahara Petroleum Exploration Corp (Bahamas) is an independent oil and gas company formed to build upon  build upon our established talents, relationships and strengths to become a fully integrated energy company a widely recognized and respected producer of quality energy resources with a primary focus on  North Africa.

Sahara hopes to complete the acquisition of two blocks in North Africa by the second quarter 2006, and has been in negotiation for the last two years as part of that focus the company has formed and signed alliance agreement with Vetra, SA and an independent operator Quickflow, SA out of Spain.

The Company has also entered into and signed agreement with Chasewood Consortium LTD out of Nigeria.  Chasewood own an award in the last 2005 licensing round in Nigeria for oil and gas exploration which is now under PSC negotiation.  Chasewood and Sahara have also entered into an agreement to build a refinery in Nigeria.  These discussions are negotiations on going at this time.

Sahara entered into an Alliance Agreement in March of 2005, with Vetra Group A.V.V. a Corporation organized under the laws of Aruba, with offices in Caracas Venezuela and Colombia VETRA is an Aruban company that specialized in consulting in the business of oil and gas exploration and production. to provide assistance and services to assist in the development and commercialization of specific oil and gas exploration and development under negotiation in North Africa .

Sahara entered into an Alliance Agreement in July of 2005 with Chasewood Consortium, Ltd. to build a 70,000 barrel per day oil refinery at Eket, Akwa Ibom State Nigeria under a license granted to Chasewood
Consortium Ltd.

III.    Development of New Technologies and Products.

The development of new technologies and products has been put on hold in the last year as funding has not been available, but the Company continues to look at new technologies that will fit into it overall growth strategy.

Facilities and Proposed New Facilities.

The Company, Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas) have offices in New Providence in the Commonwealth of the Bahamas.

Competition.

The Company is in competition with local municipalities and private corporations engaged in refuse and waste removal and  processing.  Many of these  competitors have significantly  greater financial resources and established market presence. Many  municipalities  having  to deal  with  waste may not wish to invest in the costly production of the Biosphere  Process™ System or other methods of waste removal due to limited  budgets or existing  commitments  to  alternative  waste removal methods.

On an ever-increasing  basis, however,  waste disposal,  including MSW disposal, agricultural waste disposal,  medical waste disposal and forestry waste disposal are  becoming  an  increasing  social-political  problem.   Commercially  viable alternatives to the Biosphere  Process™ system include traditional  landfill, large scale recycling and traditional incineration.

With  respect to its new  technologies,  the Company  will  require  substantial financing in order to develop  commercial  applications for these  technologies. Alternatively,  the Company  plans to license the  development  of new  products based upon its new technology to larger, better-financed companies in return for license fees and/or royalty payments.  However, to date, no such agreements have been concluded although discussions are on going with several large national and multi-national companies at this time.

Patents and Trademarks.

The Company has formulated patent applications and has the trademark  protection for the  Biosphere  Process™  Systems  and  certain  other  of its  developed technologies.  However,  as of the date of this report,  no patent  applications have been filed in any jurisdiction. The Company will not be able to patent the technology until such time as it reaches a final agreement with McCormack Consulting, the inventor, developer and owner of the technology to the acquire the technology rather than having just the right to use the technology.  Currently,  the Company  relies  primarily  upon trade  secrets and proprietary  techniques  to attain and preserve any  commercial  advantage.  The Company has obtained  trademark  protection for several of its proprietary trade names none of which are filed or are required to be filed at this time.

Supplies.

The Company at present purchases from independent subcontractors products that are built to Global’s  specifications  and designs.  Management does not believe that there is or will be in the near future a significant  shortage or inability to obtain adequate supplies of materials needed to fulfill lease obligations.

Employees.

At present the Company has three executive officers, and six consultants in the U.S., the Middle East and Africa,  fourteen research scientists who work as consultants to the Company and three  employees in managerial  or  supervisory  capacities.  As the Company implements the planned  expansion of its operation,  it will require  additional employees both skilled and unskilled. The Company believes that the personnel it will require are readily  available at  reasonable  salary  rates.  No assurance however  can be given that it will be able to attract  the type and  quantity of employees the operation  will require.  Furthermore  even if such  personnel are available,  no assurance can be given that they can be hired on terms  favorable to the Company.

Government Regulation.

The  products  marketed  by the  Company  are  subject  to  (EPA)  Environmental Protection  Agency  and  European  BATNEEC  guidance  not for the  waste  sector (revision1-May  1996).  The council  directive 8  (June1989/369/EEC)  and common position  (EC) no.  7/2000  adopted by the council on 25 November  1999  (2000/C 25/02).  Any  products  distributed  by the  Company  pursuant  to the above are subject to pervasive and continuing regulation by the EPA. Biosphere Process™ systems that are intended for  deployment  in the United  States will need to be permitted by the EPA and some States  individual  departments  of  Environmental Conservation. The Company presently has an application pending with the New York State Department of Environmental Conservation “DEC”. In addition the deployment of  Biosphere  Process™  System in foreign  jurisdictions  will be subject to environmental laws and policies of each such  jurisdiction.  The Company and its client Green Energy  Management  LLC.,  have recently been permitted to test and operate a Biosphere Process™ systems in Louisiana.

Insurance.

The Company has applied and been approved for officers and directors’  liability insurance of  $5,000.000.  To date there have been no product  liability  claims against the Company.  The Company’s  subcontractors  maintain  their own product liability  and  all  other  relevant  insurance  instruments  to  the  Company’s satisfaction.

Item 2.     Description of Properties

See Item I - Description of Business,  “Facilities  and Proposed New Facilities” for additional information on the Company’s facilities.

Item 3.     Legal Proceedings

1)     In April of 2005 a court verdict and judgment for $1,974,800 were issued against Global Environmental Energy Corp (Delaware) in Virginia in an action captioned, “Anthony Liberatore, Elizabeth Liberatore, Mark Liberatore and Michael Liberatore vs. Life Energy & Technology Holdings, Inc a Delaware Corporation.” This verdict and judgment may or may not stand on appeal. “Life Energy & Technology Holdings, Inc a Delaware Corporation” is now Global Environmental Energy Corp (Delaware)” On May 19th 2005 Global Environmental Energy Corp (Delaware) commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. Global Environmental Energy Corp (Delaware) with the permission of the Federal Bankruptcy Court has filed an adversary proceeding and is appealing this judgment. Global Environmental Energy Corp (Delaware) believes it has meritorious defenses in the matter.

After the court verdict was reached and after the April 2005 judgment was issued against, Life Energy & Technology Holdings, Inc a Delaware Corporation, now known as Global Environmental Energy Corp (Delaware), a company, which commenced its reorganization on May 19th 2005, the caption on the judgment was amended by the plaintiffs to say “Global Environmental Energy Corp (Bahamas)”. Whereas Global Environmental Energy Corp (Delaware), is appealing this amended caption, Global Environmental Energy Corp (Bahamas) was not listed in the caption of the original complaint as filed. Global Environmental Energy Corp (Bahamas) did not exist at the time the litigation was originally filed against Life Energy & Technology Holdings, Inc a Delaware Corporation by the plaintiffs.

The Company has been advised and understands that under Bahamian law the judgment issued and the amended caption are not recognized in the Bahamas and are therefore not binding upon Global Environmental Energy Corp (Bahamas). Global Environmental Energy Corp (Bahamas) was never noticed of or served in and has never been sued or has never been enjoined in this or in any other litigation in its jurisdiction, the Commonwealth of the Bahamas. Global Environmental Energy Corp (Bahamas) takes the position that the Virginia court has no jurisdiction over Global Environmental Energy Corp (Bahamas).

2)     Global Environmental Energy Corp (Delaware) as part of its chapter 11 reorganization has filed appeals both in Virginia in an adversary proceeding against the Liberatore Group and in New York in the Medical Industries case. Global Environmental Energy Corp Delaware has filed an adversary proceeding against the Liberatore Group, North American Transfer and Agamede et al as part of its chapter 11 reorganization. Global Environmental Energy Corp (Delaware) believes it has meritorious cause for action and or defenses in the matter.

3)     The Litigation filed in New York in Agamede vs Life Energy and Technology Holdings, Inc involves the cancellation of  300,000 shares of common stock issued for but never delivered to an Irish Company Agamede Limited.  Agamede Limited is a company controlled by a former bankrupt Mr. Seamus Lagan. This cancellation was for non-performance of services on the part of Agamede. The Company returned the original certificate to the Company’s then transfer agent, North American Transfer for cancellation, and both the Company and Agamede were noticed by counsel for North American Transfer, Messer’s Snow, Becker Krauss that the shares had been cancelled. Agamede subsequently presented a counterfeit certificate to North American Transfer in an attempt to attain shares by deception. Agamede subsequently filed litigation against the company in an attempt to attain the shares. This litigation is on going. Global Environmental Energy Corp (Delaware) is confident of a successful defense of this litigation. Global Environmental Energy Corp (Delaware) has filed adversary preceding its chapter 11 reorganization in this matter. Global Environmental Energy Corp (Delaware) is believes it has meritorious cause for action and or defenses in the matter.

4)     The Litigation in New York involving 11 unclaimed share certificates lodged by the Company with the State of Louisiana with the office of unclaimed property.  This litigation was filed against Life Energy and Technology Holdings, Inc a Delaware Company. On at least 7 occasions over a three year period  11 individuals, thought to be the owners of the shares have been requested to provide to the company or the Louisiana Court evidence of who they were and the fact that they were the rightful owner’s of shares of the Company’s common stock in compliance with relevant anti-money laundering statutes, in the United States, Ireland and the United Kingdom. When the parties failed to comply with the relevant statutes the share certificates were placed with the court to allow those individuals to provide verification to the proper authorities through the court and thereby obtain their certificates. Rather than identify themselves to the court, some of those same individuals have elected to join with Agamede in their lawsuit against the Company.  Global Environmental Energy Corp (Delaware) has filed an adversary proceeding in its chapter 11 reorganization. Global Environmental Energy Corp (Delaware) is believes it has meritorious cause for action and or defenses in the matter.

5)     Global Environmental Energy Corp (Delaware) has filed suit against Mr. Seamus Lagan in Dublin Ireland for theft and fraudulent conversion. Mr. Lagan was the controlling interest behind Agamede at the time that Agamede submitted fraudulent share certificates to the Companies then transfer agent. Mr. Lagan was a personal bankrupt at the time that Agamede submitted fraudulent share certificates to the Companies then transfer agent North American Transfer. In addition to submitting counterfeit share certificates to the Companies transfer agent North American Transfer, Agamede has also sworn and delivered several fraudulent affidavits’ to the Companies transfer agent in repeated attempts to attain shares by from the Companies transfer agent by deception. Global Environmental Energy Corp (Delaware) is believes it has meritorious cause for action and or defenses in the matter.

6)     In the litigation Medical Industries vs. Life Energy and Technology Holdings. The ongoing litigation involves the disposition of 750,000 shares of common stock not delivered to Medical Industries for the non-performance of services by Medical Industries. There have been a number of rulings in this case which rulings are under appeal by Global Environmental Energy Corp (Delaware) Global Environmental Energy Corp (Delaware) is believes it has meritorious cause for action and or defenses in the matter and believes it has courter claims against Medical Industries even though Medical Industries received and sold the stock.

Item 4.     Submission of Matters to a Vote of Security Holders.

During fiscal 2005 there were no matters submitted to a vote of shareholders of the Company.

PART II.

Item 5.     Market for Common Equity and Related Stockholder Matters.

The Company’s  securities are traded on the OTC electronic  Bulletin Board.  The following  tables show the range of high and low bid quotes for the common stock of the Company which were obtained  from the National  Quotation  Bureau and are between dealers,  do not include retail mark-ups,  mark-downs,  or other fees or commissions, and may not necessarily represent actual transactions.

Common stock trading history.

	BID

	HIGH	LOW

GEEC
Quarter ended February 28, 2003	$1.13	$0.95
Quarter ended May 31, 2003	$1.59	$1.49
Quarter ended August 31, 2003	$1.30	$1.12
Quarter ended November 30, 2003	$1.37	$1.20
Quarter ended February 28, 2004	$1.53	$1.45
Quarter ended May 31, 2004	$1.17	$1.09
Quarter ended August 31, 2004	$.73	$.51
Quarter ended November 30, 2004	$.52	$.46
GEECF
Quarter ended February 29, 2005	$2.00	$1.61
Quarter ended May 31, 2005	$.69	$.61

On December 2, 2005 the reported high bid price for the  Company’s  common stock was $ .86. The number of record holders of the Company’s common stock on May 31, 2005 was 1,800. There currently are 24 market makers for the Company’s securities.

The Company has not paid any cash dividends to date and there are currently no plans to pay any cash dividends in the foreseeable future.  There are no restrictions on the Company’s ability to pay dividends.

Item 6.     Management’s Discussion and Analysis.

Background.

Global Environmental Energy Corp’s (Bahamas) (the “Company” or “GLOBAL”) goal is to become a fully integrated energy company whose interests  include  traditional  oil and gas  exploration  and  production, alternative   energy  sources,   environmental   infrastructure  and  electrical micro-power  generation through it subsidiaries.

In May of 2004 the Board of Global Environmental Energy Corp (Delaware) (a Delaware Corporation) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28th 1978) approved the formation and incorporation of Global Environmental Energy Corp (Bahamas).  Global Environmental Energy Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) incorporated on June 24 of, 2004 under the Bahamian International Business Companies Act, 2000.

In August of 2004 Life Energy & Technology Holdings, Inc (Delaware) authorized by Board Resolution  a name  change for the Company to  Global  Environmental  Energy  Corp (Delaware) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining a its principle place of business in New Orleans Louisiana.

On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.  Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) became a private company and is a wholly own subsidiary by Global Environmental Energy Corp (Bahamas). On May 19th 2005 Global Environmental Energy Corp (Delaware) commenced its reorganization.

In December 2004 the Board of Global Environmental Energy Corp (Bahamas) authorized the formation and incorporation of two subsidiary companies, Biosphere Development Corp (Bahamas) and, Sahara Petroleum Exploration Corp (Bahamas) with offices in New  Providence, Commonwealth of the Bahamas.

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is, an operating subsidiary for Global Environmental Energy Corp (Bahamas) and is actively exploring for and developing oil projects, primarily in Africa.

Biosphere Development Corp (Bahamas) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is an operating subsidiary of Global Environmental Energy Corp (Bahamas) and is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™, that supplies energy through an efficient and environmentally safe process.

On February 25, 2005, Global Environmental Energy Corp (Bahamas) received notification  from  the NASD to begin trading as a foreign corporation., Global Environmental Energy Corp (Bahamas) was issued with both a new trading symbol GEECF and its old CUSIP number was replaced with  a  CINS  number P 477255 10 9 which denotes a foreign company trading on  the NASDAQ OTC-BB.

On April 28th 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28th 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) owned by Global Environmental Energy Corp (Bahamas) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) as of May 28th 2005.

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) would have owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28th 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) will be paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the reorganization of that Global Environmental Energy Corp (Delaware).

Development of Global - Background.

Life Energy and Technology Holdings Ltd., (LIFE) was initially organized in Ireland in November 2000. On December 4th 2000, LIFE completed a share exchange with Health-Pak Inc.,  (Delaware), a Delaware corporation originally formed as Morgan Windsor Ltd., in December 1987.  That transaction was accounted for as a reverse acquisition with Health Pak deemed to be the accounting acquirer. Thereafter Health-Pak (Delaware) was renamed Life Energy & Technology Holdings, Inc (Delaware) and the former business operations of the Health-Pak (Delaware) were conducted through its wholly owned subsidiary, Health-Pak (New York), and were discontinued by a formal plan of disposal adopted  upon  the  merger  with LIFE. In November 2003 Health-Pak (New York) was liquidated under Chapter 7 bankruptcy provisions.

In August of 2004 Life Energy & Technology Holdings, Inc (Delaware) changed  its  name  to  Global  Environmental  Energy  Corp (Delaware) and changed its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans, Louisiana. On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.

The Company’s  goal  is to  become  a fully  integrated  Energy  Company operating through it subsidiaries whose interests  include  traditional  oil and gas  exploration  and  production  with alternative   energy  sources,   environmental   infrastructure  and  electrical micro-power  generation.  To date  the  Company  has  been  best  known  for our Biosphere  Process™  System with which we promote the use of sustainable  and renewable energy sources.

The Company as part of the restructuring of the company determined it was in the best  interest of the company to contract manufacture of the Biosphere Process™  System to third parties.  This enabled the Company to  demonstrate to  prospective  users of the Biosphere Process™  System its ability to meet future contract demands.  The Company  entered into manufacturing alliances with parties several suppliers.

In February  2001 the  Company  took  delivery  in Ireland of the two  Biosphere Process™  systems. The two systems were manufactured by Alia Manufacturing of Moscow,  Russia at a cost of $9,500,000.  In November 2001, the Company  entered into a contract  to lease the two  Biosphere  Process™8  Systems to a private company  located  in  Beirut,  Lebanon.  The lease  called  for the  payment  of $2,020,000 per year for twenty-five years.  After receiving  $1,530,000 of lease payments,  the lease was assigned to Alia  Manufacturing  for  $14,400,000.  The Company recognized a loss on the assignment of the lease of $8,363,380 in fiscal 2003. During fiscal year 2004, the Company received $7,000,000 on the balance of the receivable In fiscal year 2004, but have received no payment in fiscal year 2005 due to the political situation in the Middle East at this time the Company believes that if the situation changes these receivables can be collected, but until such time the company has established  a reserve of the receivable.

No sales occurred in fiscal year 2005.

Currently  there are two biosphere units under  construction for delivery to US clients the completion of these two system has been delayed due the fact the US clients company have not yet the terms and conditions of the financing agreed to with Diamond Ridge.

Both the sale and manufacture of the machines will be financed by Diamond Ridge Advisors, Inc., a shareholder of the Company, at an interest cost of 6.50% to the point of sale.  The Company has deposited $27,450,000 million with its manufacturing vendor for the construction of 4 systems and at 50% deposit on a fifth system, manufacturing.

In  September  2004,  the Company  received  notification  from Diamond  Ridge of the availability  of $2.08 billion in funding  through a line of credit  provided by the financing company,  which is also a shareholder of the Company, noted above. Such note payable calls for the lender to have the right of first refusal of the financing of future biosphere units constructed.  The Company has not drawn down on the line of credit, but it is still available for project financing under terms and conditions acceptable to the lender.

General Statement: Factors That May Affect Future Results.

With the  exception of  historical  information,  the matters  discussed  herein contain forward looking statements under the 1995 Private Securities  Litigation Reform  Act that  involve  various  risks and  uncertainties.  Typically,  these statements are indicated by words such as “anticipates,”  “expects,” “believes,” “plans,”  “could,” and similar  words and phrases.  Factors that could cause the Company’s  actual results to differ  materially from  management’s  projections, forecasts,  estimates  and  expectations  include  but  are not  limited  to the following:

•	Inability of the company to secure additional financing;

•	Unexpected economic changes in the former Soviet Union, the Middle East, Africa, and the United States

•	The imposition of new restrictions or regulations by government agencies that affect the Company’s waste disposal process.

To the extent possible,  the following  discussion will highlight the activities solely of the  Company’s  efforts in  developing  and  marketing  the  Biosphere Process™ systems for the years ended May 31, 2004 and May 31, 2003.

I.     Results of Operations.

Salaries and consulting expenses for the year ended May 31, 2005 were $16,231,672 as compared to $8,719,380  for the year ended May 31, 2004. In fiscal 2005, the Company awarded its consultants bonuses and awards of $1,341,500 in 2005.  Currently there are nine contracted  consultants located in the United Kingdom and North Africa. The Company has yet to pay those consultants cash on their  contracts  since the merger through May 31, 2005 other.

Consulting  fees for fiscal 2004 contain a charge to earnings of $9,570,736  for issuance of 7,496,039 shares of common stock and 0 warrants to consultants for services rendered.

Professional fees include approximately $500,000 in legal fees incurred in litigation filed against Life Energy and Technology Holding’s, Inc., now Global Environmental Energy Corp (Delaware). Since Global Environmental Energy Corp (Bahamas)is not the subject of any litigation the company does not believe that legal fees will be this high in the next fiscal year.

After deducting administrative expenses, the Company recognized a loss from its continuing operations of $18,258,302 for the year ended May 31, 2005 compared to a loss of $9,622,974 for the same period last year.

The Company established a $7,750,000 reserve for the settlement receivable until such time as it is clear that the Company will receive this amount.

Interest  expense for the year ended May 31, 2005 was   as compared to $491,782 for 2005 and 1,093,578 for the same period last year. During the second quarter of fiscal year 2004, the Company  received a line of credit  from  Diamond  Ridge  Advisors of $10,160,829.  The line of credit will be used to finance  construction  of the first biosphere unit to be used in the United States.  The line is unsecured and carries  interest  of 6.5%.  The  interest  due on the line  will be paid to the lender upon the installation of the corresponding biosphere unit.

After adding other income and expenses, the Company experienced a loss from its continuing operations before income taxes and discontinued operations of $26,500,084 for the year ended May 31, 2005 as compared to a loss of $10,382,285 for the same period last year.

On April 28, 2005, the Company  announced that as of the record date of May 28,  2005,  all shares of common  stock of Global  Environment  Energy Corp (Delaware) owned by the registrant will be distributed as a stock dividend on a pro-rata basis to all of the  registrants’  shareholders as of the record date of May 28th 2005. After the distribution, which had an anticipated  delivery date of June 10, 2005, which delivery has been held pending approval, the registrant will own no shares of stock or equity in Global Environmental Energy Corp (Delaware).

On May 19th 2005 the company’s subsidiary Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. The Company authorized stock distribution was not completed and awaits a decision of the bankruptcy court.

The Company recognized a net loss for fiscal 2005 of $26,500,084 as compared to a loss of $9,511,374 for fiscal year 2004.

On a per share basis, fully diluted,  the Company  experienced loss per share of $0.67 for fiscal 2005 as compared to a loss per share of $0.32 for fiscal 2004.

II.    Discussion of Financial Condition: Liquidity and Capital Resources.

At May 31, 2005, the Company had working capital  deficit of $1,677,465 as compared to a deficit of $1,758,825 at the end of fiscal year 2004.

Total assets at May 31, 2005 were  $27,456,904 as compared to $35,674,704  at May 31, 2004.

Stockholders’ equity decreased to a deficit of ($16,372,183) during fiscal 2005.  During fiscal 2005, the Company issued_4,230,156 of stock to consultants to retire $400,000 in loans to the company since inception. The Company issued 7,496,039 shares of common stock as compensation valued at $9,570,736.  Finally, net loss the year ended May 31, 2005 was $26,500,084.

III.   Inflation and Other Considerations.

During the past few years’  inflation in the United  States and most part of the world has been relatively  stable which is expected to have a beneficial  effect upon the Company’s  operations.  In light of the strong perceived demand for the Biosphere system, particularly in developing countries, management believes that the  terms it  offers  for the lease of these  systems  have been  competitively priced in  relation  to  alternative  products.  In  management’s  opinion,  low inflation and relatively stable economic conditions are expected to continue for the  foreseeable  future.  However,  should the world economy  again  experience double  digit  inflation  rates,  as was the case in the past,  the impact could adversely  affect the Company’s  ability to effectively  compete in its overseas markets. In particular,  adverse economic conditions in the world will typically have the most severe impact upon developing countries that, at the present time, constitute the Company’s primary target market.  Further,  technological changes may also impact the competitiveness of the Company’s pricing for its systems and the imposition of regulatory  controls may increase the cost of manufacturing or operating the Biosphere systems in the future.

Item 7.     Financial Statements.

The following  Selected  Financial  Information  relates solely to the Company’s current  business  operations.  This information is qualified in its entirety by the detailed financial statements included herein starting on page F-1.

Selected  Financial  Information

	31-May-05	31-May-04

Cash and Cash Items	$0	$103
Marketable Securities	$0	$0
Notes and Accounts Receivable	$0	$0
Allowances for Doubtful Accounts	$0	$0
Inventory	$0	$0
Other Current Assets	$0	$0
Total Current Assets	$0	$103
Property, Plant & Equipment	$16,001	$16,001
Trademarks and copyrights	$2,500	$2,500
Total Assets	$27,456,904	$35,674,704
Total Current Liabilities	$1,677,465	$1,758,928
Bonds, Mortgages & Debt
Net of Current Portion	$42,151,623	$35,061,440
Preferred Stock - par	$0	$1,608
Common Stock - par	$98,119	$70,910
Additional paid in capital in excess of par	$33,124,613	$23,635,578
Other Shareholders’ Equity	$(49,594,915)	$(23,094,832)
Total Liabilities & Shareholders’ Equity	$27,456,904	$35,674,704
Sales of Tangible Products	$0	$0
Cost of Tangible Goods Sold	$0	$0
Total Administrative Expenses	$18,246,705	$9,622,974
Other Income and Expenses	$0	$0
Interest Expense	$491,782	$1,093,578
Valuation reserve for settlement receivable	$7,750,000	$0
Gain (Loss) from Continuing Operations	$(26,500,084)	$(9,622,974)
Loss from Discontinued Operations	0	870,911
Net Income (Loss)	$(26,500,084)	$(9,511,374)
Income (Loss) Per Share-Basic	$(0.67)	$(0.32)
Income (Loss) Per Share-Diluted	$(0.67)	$(0.32)

PART III

Item 9.     Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act.

(a) and (b) Identification of directors and executive officers.

The following  identification of officers and directors,  including biographies, set forth the present officers and directors:

Name	Age	Position

Dr. Christopher A. McCormack	43	Chairman of the Board Chief Executive Officer and Director
Mr Salim Ghafari	44	Vice President, Chief Financial Officer, and, Director
Mr Thomas Kessler	64	Company Secretary and, Director

Profiles of the directors  and officers of the Company are set forth below.  All directors hold office until the next annual shareholders  meeting or until their death,  resignation,   retirement,  removal,  disqualification  or  until  their successors have been elected and qualified. Vacancies in the board may be filled by majority vote of the remaining directors. Officers of the Company serve after appointment  by the President at the will of the board of directors,  subject to the terms of  employment  agreements  as discussed  below.  There is a corporate governance  committee  for  compensation  and audit.  The  members are Thomas Kessler Salim Ghafari and Dr. Christopher McCormack.  Election to the board of directors is for a period of one year and elections are  ordinarily  held at the Company’s  annual  meeting of  shareholders.  The board of directors has regular meetings once a year, after the annual meeting of shareholders,  for the purpose of electing the officers of the Company.

Profiles of Officers and Directors:

Dr. Christopher A. McCormack, Chairman Chief Executive Officer and Director.

Dr.  Christopher  A. McCormack is, in addition to his position with the Company, Chris was the Chief  Executive  Officer of Maxol & CB  Biofuels  and the  inventor  of the DiGenter   Process™9  for  BioEthanol™10   production  from  biomass.  Dr. McCormack also serves as a strategic management consultant and Managing Director of McCormack  Consultants..  Dr.  McCormack was educated at University  College, Dublin,  and the National  University of Ireland,  (B.Sc., 1st Class Hons, 1995, Ph.D.,  1997).  Dr  McCormack is a  postdoctoral  alumnus of the  University  of  California at Berkeley and holds an N.I.H.C.  awarded by the National Institutes of Health,  Bethesda MD., and is both a  distinguished  Fulbright  Scholar and a Fogarty Fellow, with elected  memberships to both the Physiological  Society and the  Association  for  Research in Vision and  Ophthalmology.  In  addition,  Dr McCormack  has  previously  been  commended by the Nuffield  Foundation  and the American  Physiological  Society  and is the  author of over 100  technical  and scientific  contributions,  including  several  patents  for the  production  of ethanol as a green fuel  alternative  from  biomass,  surpluses  and other waste materials.  Dr McCormack’s  business  experience stems from a firm commitment to the environment  and an overriding  conviction to socially  responsible  company development and management.

The  DiGenter™  process,  recognized by the Ford Motor  Company as being of global  significance  (Dublin  September  1999),  was developed  from his  interests in extending  and  preserving  finite fossil fuel resources while in addition  re-mediating  harmful  environmental  emissions and assisting fossil fuel preservation. A member of the International Road Transport Union since 1996, Dr McCormack  served as the first ever Director General of the Irish Road Haulage Association,  and was credited with revolutionizing the Irish transport  industries public image in Europe. He has previously been involved in and  advised  a  number  of   environmentally   friendly   companies   promoting alternatives both to landfill and older unsustainable polluting technologies. In addition he has previously  advised and provided  strategic planning to a number of publicly quoted international oil companies.  Dr McCormack is the inventor of and  has  spearheaded  the  development  of  the  Biosphere   Process™  while simultaneously  leading the due diligence efforts examining  potential competing technologies whilst the Biosphere Process™ was under development.

Mr. Salim Ghafari, Vice President For Middle Eastern Operations, Chief Financial Officer and Director.

Mr.  Ghafari is a  specialist  in oil and gas  operations,  having  served as an independent  consultant  to numerous oil and gas  companies  principally  in the Middle East and North  Africa from 1986 through  1993.  From 1993 to 1999 he was employed by McCormack Consulting as a specialist in oil and gas exploration. Mr. Ghafari  received  a  Masters  in  Business  Administration  from  the  National University of Ireland.

Mr. Tom Kessler, Company Secretary and Director is a management specialist with over 30 years experience in the banking industry.  Tom holds a B.Sc., in Business Administration and an M.A., in Sociology from Kent State University, Ohio, and a Juris Doctor from Cleveland Marshall College of Law, Cleveland State University, Cleveland, Ohio. Tom has previously held management positions with Lloyds Bahamas Securities, Ltd, Euro Canadian Bank, Continental Bank International, Compass Bank & Trust Company, Ltd., Central National Bank of Cleveland, the Bank of The Bahamas Limited, Banco Herrero International Limited and the Bankers Association of the Bahamas.

2.     Directorships.

None, other than listed above.

(f) Other Involvement in Certain Legal Proceedings.

On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. The Company in April of 2005 had authorized a dividend of all of the shares of Global Environmental Energy Corp (Delaware)to the existing shareholders of the Company.  The dividend was to have been completed in June 2005.  The divided was not completed due to the filing of the reorganization by Global Environmental Energy Corp Delaware (GEEC). Except as discussed herein with respect to Global Environmental Energy Corp (Delaware) no criminal  proceedings and no judgments other than the ones issued against Global Environmental Energy Corp (Delaware) which include the one obtained by legal counsel in the Medical  Industries  case in New York, and Liberatore in the case in Virginia, or injunctions  material to the evaluation of the ability and integrity of any director or executive officer during the past five years.

Item 10.  Executive Compensation.

The following table sets forth information relating to remuneration received by officers and directors as of May 31, 2004, the end of the Company’s most recent fiscal year, as well as indicating the compensation agreements for fiscal 2003:

		Annual Compensation		Long Term Compensation

Name and Principal Position	Year	Salary	Bonus	Restricted Share Awards	All Other Compensation

Dr.Christopher	2005	$520,931	$364,000		$603,500
McCormack	2004	$520,931	$0		$25,000
	2003	$520,931	$428,639		$0
Tom Kessler	2005	$138,916	$0		$12,000
Salim Ghafari	2005	$138,915	$0		$12,000
	2004	$0	$0		$0
	2003	$0	$0		$0
	2002	$138,915	$0		$12,000

(1)

The Company has varying compensation arrangements with its executive officers as more particularly described in this Report.  Additionally, it should be noted that in certain cases the amount listed above as “salary” includes amounts due to the employee which were not paid but which have been accrued.  The reader is referred to the Financial Statements which are a part of this Report for more details regarding the accrual of salaries by the Company.

(2)

With respect to key employees, as part of their compensation package the Company granted then certain Warrants to purchase shares of the Company’s common stock.  These Warrants were all granted in November 2000 when these persons joined the Company and are each exercisable at a price of $0.13 per shares.  Each Warrant represents the right to buy one shares of the Company’s common stock.  Neither the Warrants nor the shares underlying the Warrants have been registered under the Act.

The Company has entered into written employment agreements with each of the parties listed above.

Each of the Company’s employees, including officers and directors, may receive annual bonuses, either in the form of cash payments or the issuance of Common Stock Purchase Options   It is the policy of the Company with respect to the issuance of Options that any such Options will be exercisable at the “fair market value” of the Company’s common stock on the date of the grant of such Option.

Except as herein above described, the Company has no other employment contracts.  Further, it has no retirement, pension, and profit sharing, insurance or medical reimbursement plan covering its officers or directors.

Item 11 .     Security Ownership of Certain Beneficial Owners and Management.

The  following  table sets forth at May 31,  2005,  the stock  ownership of each person  known by the Company to be a  beneficial owner of five per cent (5%) or more of the Company’s Common Stock,  individually and as a group.

Name and Address	Relationship to Company	Number of shares	Percentage of class (1)

Dr. Christopher McCormack	Officer, Director	3,194,204	6.51%
PO Box AP59205-S3315
Nassau Bahamas.
Salter Overseas SA		6,559,914	13.37%
Genève
Switzerland

PART IV

Item 12.     Certain Relationships And Related Transactions.

Compliance with Section 16(a) of the Exchange Act.

The Company is registered pursuant to Section 13 of the Securities Exchange Act of 1934 and, by reason thereof, all officers, directors and 10% or more shareholders of the Company became obligated to file Forms 3, 4 and 5, describing the ownership of securities in the Company and any changes thereto, as they may apply, since that date.

Item 13.     Exhibits, Financial Statement Schedules And Reports On Form 8-K.

          (a) The exhibits  required to be filed  herewith by Item 601 of  Regulation S-B, as described in the following index of exhibits, are incorporated herein by reference, as follows:

Exhibit No.	Description

31.1 *	Certification by Chief Executive Officer pursuant to 18 U.S.C. 1350.

32.1 *	Certification by Chief Financial Officer pursuant to 18 U.S.C. 1350.

31.2 *	Certification by Chief Executive Officer pursuant to 18 U.S.C. 302.

32.2 *	Certification by Chief Financial Officer pursuant to 18 U.S.C. 302.

32.3 *	Consent of Independent Registered Public Accounting Firm

*	Filed herewith

          (b) A report on Form 8-K was filed on

3.	Certificate of Incorporation and by-laws, with all amendments thereto, filed previously as exhibit to an 8-K and incorporated herein by reference.

4.	Warrant agreement, filed previously as exhibit 10 t o the registrant’s initial registration statement on form S-18 under SEC file no. 33-24483and incorporated herein by reference.

11.	Statement re: computation of per share earnings, see “Financial Statements -Statement of Operations and note 18.”

Exhibit 13.

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350,
AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Environmental Energy Corp. (Bahamas) (the “Company”) on Form 20-F for the year ended May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr Christopher McCormack, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

	By:	/s/ Dr Christopher McCormack

Chairman and Chief Executive Officer (or equivalent thereof)

December 14, 2005

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350,
AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Environmental Energy Corp. (Bahamas) (the “Company”) on Form 20-F for the year ended May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Salim Ghafari , Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or  15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By:	/s/ Salim Ghafari

Chief Financial Officer (or equivalent thereof)

December 14, 2005

Exhibit 12.

CERTIFICATION

I, Dr. Christopher McCormack, certify that:

1. I have reviewed this Annual report on Form 10-KSB of Global Environmental Energy Corp.

2. Based on my knowledge, this Annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this Annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual report.

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-14 and 15d- 14) for the registrant and have:

          A) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual report is being prepared;

          B) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual report (the “evaluation date”); and

          C) presented in this Annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the evaluation date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

          A) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

          B) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

Date: December 14, 2004

	By:	/s/ Dr Christopher McCormack

Chairman & Chief Executive Officer (or equivalent thereof)

CERTIFICATION

I, Salim Ghafari, certify that:

1. I have reviewed this Annual report on Form 10-KSB of Global Environmental Energy Corp.

2. Based on my knowledge, this Annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this Annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual report.

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-14 and 15d- 14) for the registrant and have:

          A) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual report is being prepared;

          B) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual report (the “evaluation date”); and

          C) presented in this Annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the evaluation date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

          A) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

          B) any fraud, whether or not material, that involves management or other employee

By:	/s/ Salim Ghafari

Chief Financial Officer (or equivalent thereof)

December 14, 2005

Exhibit 32.3

“CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated October 12, 2004, with respect to the balance sheet of Global Environmental Energy Corp. F/K/A Life Energy & Technology Holdings, Inc. as of May 31, 2004, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, incorporated herein by reference in the Annual Report of Global Environmental Energy Corp. F/K/A Life Energy & Technology Holdings, Inc. on Form 10-KSB.

/s/ Berkovits, Lago & Company, LLP

Ft. Lauderdale, Florida
December 14, 2005

Item 14 - Principal Accountant Fees and Services.

The Company paid or accrued the  following  fees in each of the prior two fiscal years its principal accountant, Berkovits, Lago & Company, LLP., in 2004 and, Kempisty & Company, New York, New York in 2005.

		Year ended May 31, 2005	Year ended May 31, 2004

(1)	Audit fees	$50,000	$38,300
(2)	Audit-related fees	10,300	—
(3)	Tax fees	—	1,208
(4)	All other fees	—	—

	Totals	$60,300	$39,508

The Company has no formal audit committee. However, the entire Board of Directors (the “Board”) is the Company’s defacto audit committee.  In discharging its oversight responsibility as to the audit process, the Board obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors’ independence as required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees.” The Board discussed with the auditors any relationships that may impact their objectivity and independence, including fees for non-audit services, and satisfied itself as to the auditors’ independence.  The Board also discussed with management, the internal auditors and the independent auditors the quality and adequacy of the Company’s internal controls.  The Board reviewed with the independent auditors their management letter on internal controls.

The Board discussed and reviewed with the independent auditors all matters required to be discussed by auditing standards generally accepted in the United States of America, including those described in Statement on Auditing Standards No. 61, as amended, “Communication with Audit Committees”.  The Board reviewed the audited consolidated financial statements of the Company as of and for the year ended May 31, 2005, with management and the independent auditors.  Management has the responsibility for the preparation of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements.  Based on the above-mentioned review and discussions with the independent auditors and management, the Board of Directors approved the Company’s audited consolidated financial statements and recommended that they be included in its Annual Report on Form 20F for the year ended May 31, 2005, for filing with the Securities and Exchange Commission.  The Board also approved the appointment of Kempisty & Company as independent auditors.

The Company’s  principal  accountant,  Kempisty & Company  did not engage any other  persons  or  firms  other  than  the  principal  accountant’s  full-time, permanent employees.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Environmental Energy Corp.

Date: December 14, 2005	By:	/s/ Dr. Christopher McCormack

Dr. Christopher McCormack
Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: December 14, 2005	By:	/s/ Dr. Christopher McCormack

Dr. Christopher McCormack
Chairman & Chief Executive Officer

Dated: December 14, 2005	By:	/s/ Salim Ghafari

Mr Salim Ghafari
Chief Financial Officer and Director.

1	Biosphere Process™ & Biosphere™ are copyright trademarks of the Life Energy Partnership 1995 and McCormack Consultants.
2	Biosphere Separator™ is a copyright trademark of the Life Energy Partnership 1995 and McCormack Consultants.
3	Biosphere Densifier™ is a copyright trademark of the Life Energy Partnership 1995 and McCormack Consultants.
4	Biosphere Flakes™ is a copyright trademark of the Life Energy Partnership 1995 and McCormack Consultants.
5	Biosphere Venturi™ is a copyright trademark of the Life Energy Partnership 1995 and McCormack Consultants.
6	Biosphere Process™ & Biosphere™ are copyright trademarks of the Life Energy Partnership 1995 and McCormack Consultants.
7	DiGenter ProcessTM is a copyright trademark of McCormack Consultants 1985
8	BioEthanolTM is a copyright trademark of McCormack Consultants 1985.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Global Environmental Energy Corp.

We have audited the accompanying consolidated balance sheet of Global Environmental Energy Corp. and subsidiaries (“the Company”) as of May 31, 2005 and the related statements of operations, changes in stockholders’ (deficit) and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Environmental Energy Corp. and Subsidiaries at May 31, 2005 and the results of its’ operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company’s dependence on outside financing, lack of sufficient working capital and its losses from operations raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans as to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Kempisty & Company CPA’s P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
December 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Global Environmental Energy Corp.
F/K/A Life Energy & Technology Holdings, Inc.
Nassau, Bahamas

We have audited the accompanying balance sheet of Global Environmental Energy Corp. F/K/A Life Energy & Technology Holdings, Inc. (the “Company”) as of May 31, 2004, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Environmental Energy Corporation F/K/A Life Energy & Technology Holdings, Inc., as of May 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company’s dependence on outside financing, lack of sufficient working capital, and recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans are described in Note 2 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Berkovits, Lago & Company, LLP

Fort Lauderdale, Florida
October 12, 2004

Global Environmental Energy Corp
Balance Sheets
May 31, 2005

	31-May-05	31-May-04

ASSETS
Current assets:
Cash	$0	$103

Total current assets		103
Other assets:
Property and equipment-net	4,404	16,001
Settlement receivable	0	7,750,000
Equipment deposit	27,450,000	27,450,100
Minority investment at cost	0	456,100
Trademarks and copyrights	2,500	2,500

Total assets	$27,456,904	$35,674,704

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable and accrued expense	$998,427	$998,427
Salaries and benefits payable	678,823	678,823
Bank overdraft	215	81,678

Total current liabilities	1,677,465	1,758,928
Long-term liabilities
Salaries & benefits payable	20,971,742	14,338,611
Notes payable to shareholders	17,696,871	17,605,089
Deferred sales	350,000	350,000
Payable to shareholder	3,133,010	1,008,812

Total liabilities	42,151,623	35,061,440
Shareholders’ (deficit) Equity:
Series A preferred stock, one share convertible to one share of common; no stated dividend, par value $0.001, 10,000,000 shares authorized 0 issued	0	0
Series B preferred stock, one share convertible to one share of common; no stated dividend, par value $0.001, 16,000,000 shares authorized, 0 and 1,608,000 outstanding at May 31, 2005 and May 31, 2004, respectively	0	1,608
Common stock, $.002 par value; authorized 100,000,000 shares, issued and outstanding, 49,058,921 and 35,454,621 at May 31, 2005 and 2004, respectively	98,119	70,910
Additional paid in capital	33,124,613	23,635,578
Accumulated deficit	(49,594,915)	(23,094,832)

Total shareholders’ (deficit) equity	(16,372,183)	613,264

Total liabilities and shareholders’ (deficit) equity	$27,456,904	$35,674,704

The  accompanying  notes are an integral  part of these  consolidated  financial statements.

Global Environmental Energy Corp.
Statement of Operations
For the Years Ended May 31, 2005 and May 31, 2004

	31-May-05	31-May-04

Sales revenues	$0	$0
General and administrative expenses:
Consulting fees	16,231,672	8,719,380
Administrative expenses	2,015,033	891,997
Depreciation expense	11,597	11,597

Total general and administrative expenses	18,258,302	9,622,974

Net loss from continuing operations	(18,258,302)	(9,622,974)
Other income (expense):
Investment in affiliate	0	126,422
Other	0	(11,572)
Valuation reserve for settlement receivable	(7,750,000)	0
Interest income	0	219,417
Interest expense	(491,782)	(1,093,578)

Net loss before tax provision	(8,241,782)	(10,382,285)
Provision for income taxes	0	0

Net loss from continuing operations	(26,500,084)	(10,382,285)
Loss on sale of equipment	0	0
Extinguishment of debt	0	0
Gain on disposal of discontinued operations (net of tax effects)	0	870,911

Net loss	$(26,500,084)	$(9,511,374)

Basic and fully diluted net loss per common share:
Loss from continuing operations	$(0.67)	$(0.35)
Income (loss) from discontinued operations	$0.00	$0.03

Loss per share	$(0.67)	$(0.32)

Weighted average of common shares outstanding:
Basic	39,702,381	30,706,695

The  accompanying  notes are an integral  part of these  consolidated  financial statements.

Global Environmental Energy Corp.
Statement of Changes in Cash Flows
For the Years Ended May 31, 2005 and May 31, 2004

	31-May-05	31-May-04

Operating Activities:
Net loss from operations	$(26,500,084)	$(9,511,374)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11,597	11,596
Shares issued for services	9,570,736	0
Valuation reserve for settlement receivable	7,750,000	0
Warrants issued for services	0	13,005
Gain Discontinued operations	0	(870,911)
Loss on sale of equipment	0	0
Gain from extinguishments of debt	0	0
Changes in operating assets and liabilities:
Accounts receivable	0	0
Settlement receivable	0	7,000,000
Accounts payable	0	834,092
Interest expense	491,782	1,093,578
Salaries payable	6,633,131	8,830,168
Payable to shareholder	2,124,198	0
Bank overdraft	(81,678)	11,721

Net cash used in operating activities	(317)	7,411,825
Investing activities:
Purchase office equipment	0	(19,472)
Equipment deposit	0	(27,450,000)
Investment in affiliate	0	0

Net cash provided (used) by investing activities	0	(27,469,472)
Financing activities:
Advance on credit line	0	10,160,829
Issuance of common stock for cash	0	9,839,871
Advances from shareholder	0	57,000

Net cash provided by financing activities	0	20,057,700

Net cash increase in cash from continuing operations	(317)	103
Cash balance at the beginning of the year	103	0

Cash balance at end of the year	$(214)	$103

Supplemental disclosures of cash flow information:
Interest paid in cash during the year	$0	$5,874
Non-cash financing activities:
Sale of land in exchange for return of preferred stock	$0	$2,459,890
Sale of minority interest in exchange for return of preferred stock	$456,100	$0

The  accompanying  notes are an integral  part of these  consolidated  financial statements.

Global Environmental Energy Corp.
Statements of Changes in Stockholders’ (Deficit) Equity

	Preferred B		Common		Additional Paid-In Capital	Retained Earnings/ Accumulated Deficit	Total Stockholders’ Equity (Deficiency)

	Number of Shares	Par Value	Number of Shares	Par Value

BEGINNING BALANCE, May 31, 2003	1,853,989	$1,854	25,279,655	$50,560	$15,792,696	$(13,583,458)	$2,261,652
Warrants issued for services	0	0	0	0	13,005	0	13,005
Preferred shares returned for land	(245,986)	(246)	0	0	(2,459,644)	0	(2,459,890)
Shares issued to pay shareholder advances	0	0	3,615,052	7,230	462,770	0	470,000
Shares issued for cash	0	0	6,559,914	13,120	9,826,751	0	9,839,871
Net income (loss)	0	0	0	0	0	(9,511,374)	(9,511,374)

BALANCE, May 31, 2004	1,608,003	1,608	35,454,621	70,910	23,635,578	(23,094,832)	613,264
Prefd shares returned for minority interest	(1,608,003)	(1,608)	0	0	(454,492)	0	(456,100)
Shares issued for compensation	0	0	7,496,039	14,993	9,555,743	0	9,570,736
Shares issued for debt conversion	0	0	4,230,156	8,460	391,540	0	400,000
5% stock dividend	0	0	1,878,105	3,756	(3,756)	0	0
Net income (loss)	0	0	0	0	0	(26,500,084)	(26,500,084)

ENDING BALANCE, May 31, 2005	0	$0	49,058,921	$98,119	$33,124,613	$(49,594,916)	$(16,372,184)

Global Environmental Energy Corp
Notes to the Financial Statements
May 31, 2005 and 2004

Notes to the Financial Statements

1.     Nature of Business and Significant Accounting Policies

Background

Global Environmental Energy Corp’s (Bahamas) (the “Company” or “GLOBAL”) goal is to become a fully integrated energy company whose interests  include  traditional  oil and gas  exploration  and  production, alternative   energy  sources,   environmental   infrastructure  and  electrical micro-power  generation through it subsidiaries. .

In May 2004 the Board of Global Environmental Energy Corp (Delaware) (a Delaware Corporation) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28th 1978) approved the formation and incorporation of Global Environmental Energy Corp (Bahamas).  Global Environmental Energy Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) incorporated on June 24 of, 2004 under the Bahamian International Business Companies Act, 2000.

In August of 2004 Life Energy & Technology Holdings, Inc (Delaware)  authorized by Board Resolution  a name  change for the Company to  Global  Environmental  Energy  Corp (Delaware) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining a its principle place of business in New Orleans Louisiana.

On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.  Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) became a private company and is a wholly own subsidiary by Global Environmental Energy Corp (Bahamas). On May 19th 2005 Global Environmental Energy Corp (Delaware) commenced its reorganization.

In December 2004 the Board of Global Environmental Energy Corp (Bahamas)  authorized the formation and incorporation of two subsidiary companies, Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas) with offices in New  Providence, Commonwealth of the Bahamas.

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is an operating subsidiary for Global Environmental Energy Corp (Bahamas) and is actively exploring for and developing oil projects, primarily in Africa.

Biosphere Development Corp (Bahamas) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is an operating subsidiary of Global Environmental Energy Corp (Bahamas) and is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™, that supplies energy through an efficient and environmentally safe process.

On February 25, 2005, Global Environmental Energy Corp (Bahamas) received notification  from  the NASD to begin trading as a foreign corporation Global Environmental Energy Corp (Bahamas) was issued with both a new trading symbol GEECF and   a  CINS  number P 477255 10 9 which denotes a foreign company trading on  the NASDAQ OTC-BB.

On April 28th 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28th 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) owned by Global Environmental Energy Corp (Bahamas) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) as of May 28th 2005.

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28th 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) will be paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the reorganization of that Global Environmental Energy Corp (Delaware).

Development of Global - Background

Life Energy and Technology Holdings Ltd., (LIFE) was initially organized in Ireland in November 2000. On December 4th 2000, LIFE completed a share exchange with Health-Pak Inc.,  (Delaware), a Delaware corporation originally formed as Morgan Windsor Ltd., in December 1987.  That transaction was accounted for as a reverse acquisition with Health Pak deemed to be the accounting acquirer. Thereafter Health-Pak (Delaware) was renamed Life Energy & Technology Holdings, Inc (Delaware) and the former business operations of the Health-Pak (Delaware) were conducted through its wholly owned subsidiary, Health-Pak (New York), and were discontinued by a formal plan of disposal adopted  upon  the  merger  with LIFE. In November 2003 Health-Pak (New York) was liquidated under Chapter 7 bankruptcy provisions.

In August of 2004 Life Energy & Technology Holdings, Inc (Delaware) changed  its  name  to  Global  Environmental  Energy  Corp (Delaware) and changed its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans, Louisiana. On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.

The Company’s  goal  is to  become  a fully  integrated  Energy  Company operating through it subsidiaries whose interests  include  traditional  oil and gas  exploration  and  production  with alternative   energy  sources,   environmental   infrastructure  and  electrical micro-power  generation.  To date  the  Company  has  been  best  known  for our Biosphere  Process™  System with which we promote the use of sustainable  and renewable energy sources.

The Company as part of the restructuring determined it was in the best  interest of the Company to contract manufacture of the Biosphere Process™  System to third parties.  This enabled the Company to  demonstrate to  prospective  users of the Biosphere Process™  System its ability to meet future contract demands.  The Company  entered into manufacturing alliances with parties several suppliers.

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates.

Revenue and Cost Recognition- The Company recognizes sale revenues upon delivery of the Biosphere Process ™ System to the buyer.  Cost of sales includes the costs to manufacture and deliver the system to the purchaser and is recognized upon the complete manufacture and delivery of the system to the buyer.

Cash and Cash Equivalents- For the purpose of computing the changes in cash flows for the fiscal years, cash equivalents include cash and highly liquid short-term investments with maturities of three months or less.

Settlement receivable- The Company provides, through charges to income, a charge for bad debt expense, which is based upon management’s evaluation of numerous factors.  These factors include economic conditions, a predictive analysis of the outcome of the current portfolio and prior credit loss experience, and the degree to which the receivable is secured by liens on assets.  The Company has established a 100% valuation reserve for this asset.

Property and Equipment- Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset which approximates three years. Expenditures for major repairs that extend the useful life of the asset are capitalized.  Minor repair expenditures are charged to expense as incurred.

Minority Investments- The Company may purchase non controlling interests in entities that purchase the Biosphere machine. The Company accounts for these investments using the equity method.  Accordingly, the investment is recorded at cost and adjusted for the Company’s pro rata share of income or losses incurred by the investee for the fiscal year. Funds received from the investment are first applied to the investment balance and then to other income in the statement of operations.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income Taxes- The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109  (SFAS No. 109), Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax basis of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Global Environmental Energy Corp Delaware Operations-  In May of 2005 Global Environmental Energy Corp Delaware (GEEC) filed for bankruptcy protection. The Company in April of 2005 had authorized a dividend of all of the shares of Global Environmental Energy Corp Delaware (GEEC) to the existing shareholders of the Company.  The dividend was to have been completed on May 29, 2005.  The dividend was not completed due to the filing of the bankruptcy by Global Environmental Energy Corp Delaware.

Principals  of Consolidation  -  The Company, in 2004 returned land in Ireland it had acquired in 2002 when the Company determined they would never develop it and  retired and returned to treasury 245,989 series B preferred shares valued at $2,459,890.

Reclassifications- Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Recent accounting pronouncements- In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit of Disposal Activities”(SFAS 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. Under SFAS 146 companies will recognize a cost associated with an exit or disposal activity when a liability has been incurred.  SFAS 146 also introduces discounting the liability associated with the exit or disposal activity for the time between the cost being incurred and when the liability is ultimately settled. Management has concluded that the adoption of SFAS 146 would not have had a material impact on the Company’s fiscal 2003 and 2004 financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”(SFAS 146). The statement provides guidance on the accounting for the acquisition of a financial institution where the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired represents goodwill. Management has concluded that the adoption of SFAS 147 would not have had a material impact on the Company’s fiscal 2003 and 2004 financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”(SFAS 148). The statement provides alternative methods of transition for a change to a fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. Management has concluded that the adoption of SFAS 148 would not have had a material impact on the Company’s fiscal 2003 and 2004 financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative  Instruments  and Hedging  Activities,  which amends and clarifies accounting for derivative instruments,  including certain derivative instruments embedded in other contracts,  and for hedging  activities under SFAS No. 133 and is effective for  contracts  entered into or modified  after June 30, 2003.  The adoption of SFAS No. 149 did not have a material effect on the Company’s consolidated   financial statements.   The Company does not currently have derivative instruments or hedging activities.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 provides guidance with respect to the classification and measurement of certain financial instruments with characteristics of both liabilities and equity.  This statement requires that an issuer classify a financial instrument that is within its scope as a liability rather than, under previous guidance, as equity.

2.     Going Concern

The  accompanying  financial  statements  have been prepared in conformity  with generally  accepted  accounting  principles  which  assume that the Company will continue on a going concern  basis,  including,  the  realization  of assets and liquidation  of  liabilities  in the  ordinary  course  of  business.  There are significant  uncertainties  with  regard to the  Company’s  ability to  generate sufficient  cash flows  from  operations  or other  sources to meet and fund its commitments  with regard to existing  liabilities  and recurring  expenses.  The Company intends to finance future operations from the proceeds of a subscription agreement  for the sale of shares of common  stock and an  additional  letter of credit obtained from the lender (see Note 13). These factors, along with the uncertainty  expressed in Note 8, raise  substantial  doubt about the  Company’s ability to continue as a going concern. The accompanying financial statements do not  include  any  adjustments  that  might  result  from the  outcome  of these uncertainties.

3.     Fair Values of Financial Instruments

The carrying amounts of the accounts receivable, accounts payable and accrued expenses, salaries and benefits payable, bank overdrafts, notes payable to shareholders and other payables reported in the balance sheet are estimated by management to approximate fair value.

4.     Net Loss per Share

The Company applies SFAS No. 128, “Earnings Per Share”.  Basic loss per share (“LPS”) is computed using the weighted average number of common shares outstanding during the period.  Diluted LPS is computed using the weighted average number of common and dilutive potential common shares outstanding during the period.  Dilutive potential common shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method.  No adjustments to earnings were made for purposes of per share calculations.  The Company has reported a net loss for the fiscal years ended May 31, 2005 and 2004.  As a result, 9,043,750 shares of common stock, which may be issued upon the conversion of Convertible Preferred Stock A and B shares, or exercise of warrants have been excluded  from the  calculation  of diluted loss per share for both fiscal years ended May 31, 2005 and 2004, because their inclusion would be anti-dilutive.

Options to purchase 9,043,750 shares of common stock at May 31,  2005 and May 31,  2004,  respectively  were  outstanding.  Preferred  stock convertible into 0 and 1,608,000 shares of common stock was also outstanding at May 31, 2005 and 2004.  The share  equivalents  of the options  and  convertible   preferred  outstanding  were  not  included  in  the computation  of diluted  earnings per share because their effect would have been antidilutive.

5.     Common Stock Options

As part of compensation to employees and consultants, the Company granted common stock options during fiscal year 2001 and fiscal year 2003 & 2004.  The  Company  has no formal  stock  option  plan for its  employees.  The following table summarizes common stock options outstanding from June 1, 2002 to May 31, 2005.

During fiscal year 2003, the Company issued 750,000 warrants to a consultant for services rendered. The warrants are exercisable into 750,000 common shares at an exercise price of $0.13 and expire in May 2008. The Company recognized  $965,751 in  compensation  expense  in the  statement  of  operations  in as a result  of warrants issued to a consultant in fiscal year 2003.

	Amount	Wgtd Avg Exercise Price	Wgtd Avg Years to Maturity

Outstanding at June 1, 2002	8,093,750
Issued	750,000
Expired	0
Exercised	0

Outstanding at May 31, 2003	8,843,750
Issued	200,000
Expired	0
Exercised	0

Outstanding at May 31, 2004	9,043,750

Issued	0
Expired	0
Exercised	0
Outstanding at May 31, 2005	9,043,750	0.16	0.71

During the fiscal year 2004, the Company issued 200,000 warrants  exercisable at $1.65 per warrant for 200,000 shares expiring in November 2008. As a result, the Company recorded $13,005 in consulting expense in the statement of operations in fiscal year 2004.

During fiscal year 2005, the Company issued 0 warrants.  As a result, the company did not need to record any consulting expense in the statement of operations for fiscal year 2005.

For the  purpose  of  determining  compensation  expense,  the fair value of the options  granted  to the  consultants  is  measured  at the grant date using the Black-Scholes  option-pricing model with the following assumptions. The dividend yield is 0%,  volatility is 20%, and the risk-free  interest rate is 2.00%.  The fair values of the options granted generated by the Black-Scholes option pricing model may not be indicative of the future benefit,  if any, that may be received by the option holder.

6.     Global Environmental Energy Corp Delaware Operations

On April 28th 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28th 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) owned by Global Environmental Energy Corp (Bahamas) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) as of May 28th 2005. As part of the minutes approving the dividend the Company confirmed the assets of Delaware remained in Delaware rescinding the attention of the Board to dividend the assets of Delaware to Sahara and Biosphere.

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) would own no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28th 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) will be paid with record date of May 28th 2005, to shareholders of record on that date if a plan of reorganization of Global Environmental Energy Corp (Delaware) includes a dividend to shareholders’.

7.     Settlement Receivable

On May 4, 2001, the Company entered into a master lease agreement with Kuwat Holdings, SA, Junieh, Lebanon (“Kuwat”) for the lease of fifty mobile Biosphere Process™  Systems. Of the fifty systems, two, (previously manufactured and operating as demonstration units), were delivered to a Kuwat customer in the Middle East on May 18, 2001.  In November, 2001 the Company formalized the movement of the two units by entering into sales lease agreement with Kuwat under the following terms:  (1) twenty-five year lease term and, (2) quarterly lease payments of  $510,000.

After making payments of $1,530,000, Kuwat failed to make the required remaining payments and again petitioned the Company to renegotiate the transaction. The Company then approached its primary manufacturer, Alia Holdings SA, Moscow and offered them the rights to the original master lease and the manufacturing and distribution rights of the remaining forty eight Biosphere Process™ System units.  Further, Alia agreed to transfer manufacturing technology to two United States manufacturers designated by the Company.  In exchange, the Company terminated the sale to Kuwat and settled for $14,400,000 due from Alia as profit sharing against the sale and distribution of the remaining forty eight units by Alia. Kuwat remains indebted to Alia for amounts previously due the Company for the original two units.

The Company  received $7,000,000 in fiscal 2004 towards the balance of the receivable. The Company has received no payment on the receivable in 2005 as delivery was suspended due to the political instability in the Middle East.  The Company, at this time, due to the political instability in Lebanon, has established a 100% valuation reserve for the receivable.

8.     Property and Equipment

A summary of property and equipment is as follows:

	31-May-05	31-May-04

Office equipment	$47,122	$47,122
Accumulated depreciation	(42,718)	(31,121)

Total	$4,404	$16,001

Depreciation for the years ended May 31, 2005 and 2004 amounted to $11,597 and $11,597 respectively.

9.     Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In May 2003, the Kuwat lease discussed in Note 6 was assigned to the Company’s manufacturing vendor. As part of the transaction, the vendor agreed to pay the Company $14,400,000. The receipt of this money is contingent upon the delivery of the 48 machines due on the original sales lease and the payment by the buyer of the machines on the 50 machine purchase on the lease in fiscal 2002.  The balance of the receivable at May 31, 2004 is $7,750,000.

This exposes the Company to significant credit risk as a result of the possible non-performance by both the manufacturing vendors to deliver the Biosphere Process Systems due and the payment by the buyer on the machines purchased.  In the event the receivable resulting from the transaction becomes uncollectible, the financial position of the Company would be materially adversely affected.

The chairman of the Company support’s the Company’s business activities in a significantly material way. A withdrawal of this support would have a material adverse affect on the financial position of the Company.

10.     Income Taxes

At May 31, 2005 the Delaware Company has a U.S. federal net operating loss carry forward of $8,792,191 and $7,621,295 at May 31, 2004.  The carry forwards expire in 2020 to 2026.  The amount available to be used in the given year will be limited by operation of certain provisions of the Internal Revenue Code.  The Company also has U.S. state net operating loss carry forward available, the utilization of which will be similarly limited.  The Company has established a valuation allowance with respect to these federal and state carry forwards.

	31-May-05	31-May-04

Deferred tax asset:
Net Operating loss carry forward	8,792,191	7,621,295

Total Deferred tax asset	8,792,191	7,621,295

Net future tax benefit	3,517,000	7,621,295
Valuation allowance for net deferred tax assets	(3,517,000)	(7,621,295)

11.     Related Party Transactions

During the fiscal year 2004, a shareholder loaned the Company $10,160,129 at 6.50% in order to provide financing for the construction of Biosphere machines.  The Company recorded interest expense to Diamond Ridge Advisors of $491,782 in 2005 and $439,669 in fiscal year 2004

During the fiscal year 2005 and 2004, shareholders paid for services on behalf of the Company.  The Company has recorded a payable to the shareholder of $3,133,010 in the balance sheet at May 31, 2005 and $1,008,812 at May 31, 2004.  The advances are payable in December 2006 at no stated interest.

12.     Common Stock Transactions

During fiscal year 2005 the company issued common stock as follows:

In December 2004 the Company issued 2,715,763 shares of common stock for services valued at $0.61 per share. The Company issued 1,581,763 shares of common stock for services on January 25 2005, valued at $2.25. February 2005 the Company issued S-8 stock for services rendered to a number of consultants and attorneys for 1,570,000, valued at $1.67 per share. In February of 2005 the Company converted $400,000 dollars of debt at $.13 cents a share into 4,230,156 of common shares.  351,000 shares of S-8 for services in March of 2005, valued  at $1.30 per share. 1,843,225 shares were issued in April 2005, for services and valued at $.88 per share. The Company authorized a  5% dividend to existing shareholders of the Company to be paid in January of 2005 and was not delivered until March of 2005 after the Company received authorization to begin trading as a foreign corporation for 1,878,105 valued $1.30 per share.

13.     Preferred Stock Transaction

1,608,000 shares of preferred stock were returned in exchange for the minority interest.

14.     Subsequent Events

1)    In November 2005 Global Environmental Energy Corp., and the Algerian company, Geoinvest Ltd., entered into a Memorandum of Understanding (MOU) and articles of confidentiality with the Shenzhen Branch of Yankuang Group Co. Ltd., (Yankuang) and Shenzhen Environmental Energy Technology Co., Ltd., (ETT) to develop a coal mine in Algeria.

2)    In November 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., had concluded its second Chinese Biosphere Process(TM) System sale for USD$8,500,000. The system is being delivered to the City of Jingdezheng in Jiangxi Province.

3)    In November 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., had concluded its first Chinese Biosphere Process(TM) System sale for USD$8,500,000. The system is being delivered to the City of An Ji in Zheijiang Province

4)    In October 2005 Global Environmental Energy Corp. confirmed that with its subsidiary Sahara Petroleum Exploration Corp., a Corporation registered in the Commonwealth of the Bahamas (SAHARA) and the Algerian company, Geoinvest Ltd., it have entered into a Memorandum of Understanding to form a joint venture, with Sinopec Shengli Oilfield Co., Ltd., a wholly owned subsidiary of China Petroleum and Chemical Corporation.

5)    In October 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, was in discussions with the City of An Ji in Zheijiang Province for the use of Biosphere Process(TM) Systems.

6)    In October 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, was in discussions with the University of Shaoxing to establish an Environmental Research Center to develop environmentally sustainable methods to treat additional Chinese waste streams.

7)    In October 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, was in discussions for the deployment of Biosphere Process(TM) Systems with the City of Jingdezheng situated on the eastern bank of the Yangtse River in Jiangxi Province.

8)    In October 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, was in discussions with the City of Shaoxing in North East Zheijiang Province for the use of Biosphere Process(TM) Systems.

9)    In October 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, had ncorporated International Environmental Energy Corporation in Hong Kong.

10)    In October 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its 90% owned subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, had incorporated a new company; the company is called “Biosphere (Asia Pacific) Company Limited.”

11)    In September 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary Sahara Petroleum Exploration Corp., a Corporation registered in the Commonwealth of the Bahamas (SAHARA) had been advised by its Nigerian partners of the SAHARA consortium’s successful participation in the Nigeria 2005 Licensing Round and their being awarded exploration block OPL 289.

12)    In September 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, had been advised by its Chinese partners, that the China Environmental Protection Industry Association has approved the Biosphere Process™ System for use in China.

13)    In August 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, had signed a Cooperation Framework Agreement with their Chinese partners the Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd. The parties signed and exchanged contracts on August 27th 2005 at a signing ceremony, which was held at the DaiYuTein Hotel, Beijing PRC

14)    In August 2005 Global Environmental Energy Corp. (Bahamas) confirmed that directors of its subsidiary, Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas, were in China completing contracts to formalize its Chinese Joint Venture with the Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd.

15)    In August 2005 Global Environmental Energy Corp, (Bahamas) announced that its common stock trading under the symbol GEECF had commenced trading again on the Bulletin Board.

16)    In August 2005 Global Environmental Energy Corp, (Bahamas) was advised that its common stock was now trading on the Pink Sheets rather than the Bulletin Board. The Company believed that such change had been occasioned by the Company’s filing on May 27th 2005 of a 15-12g with the Securities and Exchange Commission pursuant to which the Company would not be a 12-g reporting company; however, the Company as a “foreign issuer” will file annual and semi-annual reports with the SEC as is required.

17)    In August 2005 Global Environmental Energy Corp. (Bahamas) confirmed that it was opening a representative office in Hong Kong.

18)    In August 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary Sahara Petroleum Exploration Corp., a Corporation registered in the Commonwealth of the Bahamas would retain the services of the Vetra Group A.V.V. (VETRA) to project manage SAHARA’s 70,000 barrel per day oil refinery in Nigeria.

19)    In August 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas had signed a letter of intent to purchase 1 million tonnes of pozzalanic ash with its partner LENR.

20)    In August 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas had signed a letter of intent to form a new joint venture company with Multiquimica Dominicana in the Dominican Republic.

21)    In August 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary Biosphere Development Corp., a Corporation registered in the Commonwealth of the Bahamas had signed a letter of intent to form a new joint venture company with British based Environmental Concrete Company Ltd.

22)    In August 2005 Global Environmental Energy Corp. (Bahamas) confirmed that its subsidiary Sahara Petroleum Exploration Corp., a Corporation registered in the Commonwealth of the Bahamas had contracted to build a 70,000 barrel per day oil refinery at Eket, Akwa Ibom State Nigeria.

23)    In June 2005 Biosphere Development Corporation confirmed today that had exchanged a Letter of Intent with Multiquímica Dominicana, SA., to employ Biosphere™ Process technology to process municipal solid waste whilst producing electricity for use in the Haina Industrial Zone.

24)    In June 2005 Biosphere Development Corporation confirmed that it had received a new loan commitment from its financier Diamond Ridge for USD$3,400,000,000.

25)    In June 2005 Sahara Petroleum Exploration Corp., confirmed that it had received a new loan commitment from its financier Diamond Ridge for USD$980,000,000.

26)    In June 2005 Global Environmental Energy Corp. (Bahamas) confirmed that it had received a new loan commitment from its financier Diamond Ridge for USD$2,080,000,000.

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350,
AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual  Report of  Global Environmental Energy Corp. (the “Company”) on Form 20-F for the year ended May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr Christopher McCormack, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

	By:	/s/ Dr Christopher McCormack

Chairman & Chief Executive Officer (or equivalent thereof)

December 14, 2005

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350,
AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of  Global Environmental Energy Corp. (the “Company”) on Form 20-F for the year ended May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Salim Ghafari , Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or  15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

	By:	/s/ Salim Ghafari

Chief Financial Officer (or equivalent thereof)

December 14, 2005

AGREEMENT

THIS AGREEMENT dated this 1st day of September, 2004 by and among:

GLOBAL ENVIRONMENTAL ENERGY, INC formerly GLOBAL ENERGY CORP A DELAWARE COMPANY domiciled in the Bahamas f/k/a LIFE ENERGY  & TECHNOLOGY HOLDINGS, INC a Delaware corporation, with a principal place of business at 4640 South Carrollton Avenue, Suite 2A-6 New Orleans, La 70119 USA hereafter referred to as the “Company “ or “GEEC Delaware”;

AND

GLOBAL ENVIRONMENTAL ENERGY CORP., a corporation organized under the laws of the Commonwealth of the Bahamas incorporated in Nassau on July 30th 2004 with its office address at Magna Carta Court Parliament Street, P.O. Box N-915 Nassau, Bahamas.; and hereinafter referred to as “Global Energy Bahamas.”

AND

All of the foregoing entities and persons are collectively referred to as the “Parties.”

W I T N E S S E T H:

WHEREAS, GEEC Delaware and Global Energy Bahamas, have entered into a merger and plan of reorganization as adopted by their respective Boards of Directors which provides as follows:

PLAN OF REORGANIZATION

Both corporations shall be reorganized under and pursuant to the relevant section of law as it applies to Delaware in the case of GEEC Delaware and the Commonwealth of the Bahamas as it applies to Global Energy Bahamas with the Company acquiring all of the outstanding voting shares of common stock (or ordinary shares) of Global Energy Bahamas in a proposed exchange of such shares solely for the voting shares of common stock of the Company and by exchanging such shares, GEEC Delaware will become a wholly owned subsidiary of the Global Energy Bahamas and the Company will change its name to “Global Environmental Energy Corp Delaware”  or such other name as may be agreed upon, and the Board of Directors of the Company will be reorganized to include new directors nominated by Global Energy Bahamas, the purpose of which is to seek additional restructuring for GEEC Delaware and to give Global Energy Bahamas access to the public market in the United States for its shares; and

WHEREAS, the GEEC Delaware and Global Energy Bahamas confirm that they each have no other class of securities, either issued and outstanding or authorized, except as specifically set forth herein; and that no other person or entity has any right or entitlement to receive any further shares of common stock, or of any other class or type of security of either corporation except as herein described;

NOW, THEREFORE, in consideration of the promises and mutual representations, warranties and covenants herein contained, the parties hereto adopt this Agreement and Plan of Reorganization, hereinafter referred to as the “Agreement,” and they hereby agree as follows:

ARTICLE 1

EXCHANGE OF SHARES

1.01 EXCHANGE OF SHARES. As of the closing of the transaction contemplated herein a like number of shares to be issued equal to the number of shares of GEEC Delaware then issued and outstanding shall be exchanged on a one for one basis.

1.02 DELIVERY OF SHARES. On the Closing Date as set forth herein the terms, conditions, preferences, and other rights and privileges of the Global Energy Bahamas shall be the same as for all other issued and outstanding shares of the Company’s capital stock of the same class.

1.03 EXEMPT TRANSACTION. The transaction contemplated by the exchange of shares recited above shall be made subject to an exemption from the registration requirements of the Act provided by Sections 4(1) and 4(2) thereof as a private transaction not involving any public offering.

ARTICLE 2

WARRANTIES AND REPRESENTATIONS OF GLOBAL ENVIRONMENTAL ENERGY CORP., hereinafter referred to as “GLOBAL ENERGY BAHAMAS”

2.01 WARRANTIES AND REPRESENTATIONS OF GLOBAL ENERGY BAHAMAS.. Global Energy Bahamas hereby represents and warrants, for itself and for each of its subsidiaries, with respect to its financial condition, liabilities, operations and to the Global Energy Bahamas shares of common stock, and to other matters affecting the transfer contemplated hereby represent and warrant with respect to the matters specified below as being applicable to them, that the representations listed below are true and correct as of the date hereof and will be true and correct as of the Closing Date (as hereinafter defined).

2.02 ORGANIZATION. Global Energy Bahamas is duly organized, validly existing and in good standing under the laws of the Commonwealth of the Bahamas and the County where it is organized and it has all of the requisite power and authority to own, hold, lease or operate its properties and assets and to carry on its business as now being conducted. Global Energy Bahamas has an authorized capitalization of one hundred million shares (100) million shares of common stock (or ordinary shares), .002 par value, of which approximately thirty million (30) million to be issued shares will be duly issued and owned by the Shareholders, which shares constitute the Global Energy Bahamas shares of common stock (ordinary shares) to be transferred to the Company hereunder and represent all of the issued and outstanding shares of capital stock of Global Energy Bahamas. Global Energy Bahamas also has an authorized capitalization of one hundred million (100) million shares of Class A stock preferred of which approximately thirty (30) million shares will be as of the exchange duly issued and outstanding and owned by the Shareholders, which shares constitute the Global Energy Bahamas shares of class A preferred to be transferred to the Company hereunder and represent all of the issued and outstanding shares of preferred stock of Global Energy Bahamas issued and outstanding.

2.03 GLOBAL ENERGY BAHAMAS COMMON STOCK. The Global Energy Bahamas Shares to be issued will be duly and validly issued, fully paid and non-assessable, and free and clear of all voting trusts, agreements, arrangements, liens and all other encumbrances, claims, equities and liabilities of every nature, and Global Energy Bahamas, having duly taken all corporate action required therefore, had the unqualified right to issue the Global Energy Bahamas Shares and to deliver clear and unencumbered title thereto.. There are no outstanding options, contracts, calls, commitments or demands of any character relating to the authorized, but previously unissued, shares of common stock (or ordinary shares) of Global Energy Bahamas. Global Energy Bahamas common stock (or ordinary shares) and the class A preferred stock are the sole classes of stock authorized by Global Energy Bahamas Articles of Incorporation and Global Energy Bahamas is under obligation, legal or otherwise, to establish any a class B common stock, to meet it’s requirement as it applies to the class B Stock issued by GEEC Delaware or any other type of security. The shareholders will have good and marketable title to their shares of common stock to be issued in Global Energy Bahamas and have the unqualified right to transfer and dispose of the Global Energy Bahamas stock as contemplated herein, and upon the closing hereunder, clear and unencumbered title thereto shall be conveyed, but will not begin trading until such time as NASD and the SEC provides final approval to the Company.

2.04 QUALIFICATION IN THE UNITED STATES. Global Energy Bahamas will promptly become, duly qualified as a foreign corporation with the NASD and the SEC as necessary except where the failure to be so qualified would not materially adversely affect Global Energy Bahamas.

2.05 AUTHORIZATION OF THIS AGREEMENT. The execution of this Agreement by Global Energy Bahamas and the performance by Global Energy Bahamas of its covenants and undertakings hereunder have been duly authorized by all requisite corporate action, and approved by the Board of Directors and, prior to the Closing, shall be approved by the Board or Directors’ s of Global Energy Bahamas. Global Energy Bahamas has the corporate power and authority to enter into this Agreement and perform the covenants and undertakings to be performed by it hereunder, and is under no impediment, which would adversely affect its ability to consummate or prohibit it from consummating this transaction. Upon execution, this Agreement shall constitute a legal, binding and valid obligation of Global Energy Bahamas.

2.06 AUTHORITY OF THE BOARD OF DIRECTORS, The Board of Global Energy Bahamas have full power, competency and authority to enter into this Agreement and to make a valid transfer of their common stock as herein contemplated. No authorization or approval or exemption from or filing or registration with any court, person, personal representative, executor, governmental agency, commission or board or any instrumentality of any government or private regulatory body is necessary to authorize this Agreement by Global Energy Bahamas.

2.07 CONFLICT WITH OTHER OBLIGATIONS AND INTERESTS. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the compliance by Global Energy Bahamas with the provisions hereof will not (i) conflict with or result in a breach of any provisions of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in the creation of any material lien, security interest, charge or encumbrance upon Global Energy Bahamas or the to be issued shares of stock of Global Energy Bahamas being transferred or any material assets of Global Energy Bahamas under any of the terms, conditions or provisions of the Certificate of Incorporation or By-Laws of Global Energy Bahamas or any material note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which either Global Energy Bahamas or the s are a party, or by which they are bound; or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Global Energy Bahamas or the s or any of their respective properties or assets.

2.08 FINANCIAL STATEMENTS. Global Energy Bahamas has no financial statements and has delivered none to GEEC Delaware, and none will be delivered before the Closing Date. Global Energy Bahamas has no liabilities.

2.09 CHANGES IN FINANCIAL CONDITION. Not withstanding section 2.08 hereto there have not been (i) any adverse changes in the financial condition or in the operations of Global Energy Bahamas  (ii) any damage, destruction or loss, whether covered by insurance or not, adversely affecting the properties and business of Global Energy Bahamas; (iii) any declaration, setting aside of payment of any dividend in respect of the capital stock of Global Energy Bahamas; (iv) any issuance of capital stock by Global Energy Bahamas or securities exercisable, convertible into or exchangeable for capital stock, any distribution (whether by way of reclassification, recapitalization, stock split or otherwise) in respect of the capital stock of Global Energy Bahamas , or any redemption or other acquisition of any such stock, (v) any contract or transaction entered into by Global Energy Bahamas  except contracts and transactions entered into in the ordinary course of business, this Agreement or as otherwise approved by Global Energy Bahamas in writing; (vi) any material default in any contract, obligation or debt of Global Energy Bahamas ; or (vii) any other event or condition of any character pertaining to and materially adversely affecting the assets or business of Global Energy Bahamas taken as a whole.

2.10 TAX MATTERS. (a) FILING OBLIGATIONS.

(a) TAXES IN FOREIGN JURISDICTIONS. No claim has ever been made to Global Energy Bahamas by an authority in any jurisdiction where Global Energy Bahamas has not filed tax returns.

(b) WAIVER OF STATUTE OF LIMITATIONS. Global Energy Bahamas has not waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency.

(c) POWER OF ATTORNEY. No power of attorney that is currently in force has been granted by Global Energy Bahamas with respect to any matters relating to Taxes.

(d) TAX SHARING AGREEMENTS. There are no tax sharing agreements or other similar arrangements with respect to or involving Global Energy Bahamas.

(e) REAL PROPERTY HOLDING COMPANY. Global Energy Bahamas is not, and during the five-year period ending on the Closing Date has not been, a “United States Real Property Holding Corporation,” as such term is defined in Section 897(c) of the Code or the Treasury Regulations promulgated there under.

(f) COPIES OF TAX RETURNS TO BE DELIVERED. There are no tax returns as the Company was formed July 30, 2004 and none are due.

(g) DEFINITION OF “TAXES” AND “TAX RETURNS.” For purposes of this Agreement, and without limiting the generality of the foregoing, “Tax” or “Taxes” shall mean any and all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, sales, withholding, estimated, social security, employment, unemployment, occupation, use, service, service use, license, net worth, payroll, franchise, environmental, severance, transfer, recording, escheat, or other taxes, duties, assessments, or charges, imposed by any governmental authority and any interest, penalties, or additions to tax attributable thereto. “Tax Return” shall mean any report, return, document, declaration, information, return or filing (including any related or supporting information) filed or required to be filed with respect to taxes.

2.11 LITIGATION. Global Energy Bahamas is not involved in any pending litigation or governmental investigation or proceeding, and to the best of Global Energy Bahamas knowledge, no material litigation, claim, assessment or governmental investigation or proceeding is threatened which might reasonably be expected to result in any material change in the business or condition, financial or otherwise, of Global Energy Bahamas or in any of its properties or assets, or which might reasonably be expected to result in any material liability on the part of Global Energy Bahamas  or which questions the validity of this Agreement, or which would, in the case of officers, directors or employees of Global Energy Bahamas  , impair their ability to carry out their duties as such officers, directors or employees now or in the future, or which might reasonably be expected to otherwise adversely affect the Company or Global Energy Bahamas, or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement. The s represent that they are not involved in any pending material litigation or governmental investigation or proceeding which would, to the best of their knowledge and information, affect their ownership of the Global Energy Bahamas Shares or their ability to enter into this Agreement or to carry out its terms and conditions.

2.12 BREACH OF CONTRACTS AND COMMITMENTS. Global Energy Bahamas has not materially breached, and there are no pending or threatened claims or any legal basis for a claim that Global Energy Bahamas has materially breached, any of the terms or conditions of any material agreement, contract or commitment to which it is a party or is bound, and the execution and performance hereof will not violate any law or any provisions of any agreement to which Global Energy Bahamas is subject.

2.13 COMPLIANCE WITH LAW. Global Energy Bahamas has complied with all applicable laws of the Commonwealth of the Bahamas and its provinces in connection with its formation, issuance of securities, organization, capitalization and operation, and no contingent liabilities have been threatened, or claims made or threatened with respect thereto, including claims for violation of any securities laws and there is no basis for any such claim or liability except, in all such cases, for violations and claims which individually or in the aggregate would not materially adversely affect Global Energy Bahamas. No consent, approval, authorization or order of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of Global Energy Bahamas in connection with the execution and delivery of this Agreement, or the carrying out of any of the transactions contemplated hereby.

2.14 CERTIFICATE OF INCORPORATION, BY-LAWS, MINUTES, ETC. Copies of Global Energy Bahamas Certificate of Incorporation, By-laws and Minutes of Global Energy Bahamas and all Amendments thereto that have been furnished, or immediately upon execution of this Agreement, will be furnished to the Company by or on behalf of Global Energy Bahamas and are or will be, as applicable, true and complete, and. Attached hereto are true and complete copies of the certificate of incorporation and by-laws of Global Energy Bahamas, as amended to date.

2.15 CONTRACTS AND COMMITMENTS. Global Energy Bahamas does not have any material agreement, contract, lease, commitment or obligation (including employment agreements or labor contracts).

2.16 MINUTES. The records of directors meetings of Global Energy Bahamas contain a true and complete record of all corporate proceedings of Global Energy Bahamas since its date of incorporation, and comply in all respects with all statutes, laws, rules, and regulations applicable to them and to their respective businesses and properties.

2.17 OFFICERS, DIRECTORS AND EMPLOYEES. The only officers, directors of the Global Energy Bahamas are listed in the minutes, annexed hereto. The curriculum vitae of the officers, directors and key management of the Company are set forth an annexed hereto and are true and complete and do not contain any material misstatement of fact or omit any fact required to make the facts stated therein not misleading.

2.18 PATENTS, LICENSES, SOFTWARE ETC. Global Energy Bahamas has no patents licenses or software agreements.

2.19 ACCOUNTS RECEIVABLE. Global Energy Bahamas has no accounts receivable.

2.20 INVENTORY. Global Energy Bahamas has no inventory.

2.21 BANK ACCOUNTS. SCHEDULE  Global Energy Bahamas has no bank accounts and none will be opened until after Global Energy Bahamas obtains NASD and SEC approval as a foreign corporation.

 2.22 COMPENSATION PLANS. Except as disclosed and hereto annexed, Global Energy Bahamas does not have any bonus, deferred compensation, pension, profit-sharing, retirement, stock purchase, stock option or any other fringe benefit plan, arrangement or practice, whether formal or informal.

2.23 ASSETS NOT SUBJECT TO DECREE. Neither the whole nor any portion of the leaseholds or any other assets of Global Energy Bahamas is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor to the best knowledge of Global Energy Bahamas has any such condemnation, expropriation or taking been proposed.

2.24 EMPLOYEE BENEFIT PLANS. Global Energy Bahamas does not have and has never maintained any employee benefit plan.

2.25 AGENTS AND BROKERS. NONE

2.26 INSOLVENCY. Neither Global Energy Bahamas nor any of the subsidiaries is insolvent or bankrupt and there is no pending or threatened insolvency or bankruptcy proceeding of any kind, either state or federal, affecting Global Energy Bahamas.

2.27 S INVESTMENT REPRESENTATION. The s represent that they are acquiring the common stock of GEEC Delaware in exchange for their shares of common stock in Global Energy Bahamas

2.28 SUBSIDIARIES. Global Energy Bahamas is to become the owner and the controlling shareholder of GEEC Delaware as of the signing and exchange of this agreement, thereby making GEEC Delaware a wholly owned subsidiary of Global Energy Bahamas.

ARTICLE 3

WARRANTIES AND REPRESENTATIONS OF GLOBAL ENVIRONMENTAL ENERGY, Corp, formerly LIFE ENRGY AND TECHNOLOGHY HOLDINGS, INC referred to herein as “THE COMPANY” or “GEEC Delaware.”

3.01 WARRANTIES AND REPRESENTATIONS OF THE COMPANY. The Company hereby makes the following representations and warranties to Global Energy Bahamas , each of which is true as of the date hereof and will be true as of the Closing Date and each of which shall be deemed to be independently material and to have been relied upon by Global Energy Bahamas in connection with this Agreement.

3.02 ORGANIZATION. GEEC Delaware is a corporation duly organized, validly existing by virtue of the laws the State of Delaware in the United States and neither the nature of its business nor the character and location of its properties requires it to be qualified or licensed to do business in any other jurisdiction other than GEEC Delaware is qualified to do business in Louisiana. Since its incorporation, no claim has been asserted by any governmental authority that the nature of its business, or the character and location of the properties owned or operated by the Company makes qualification or licensing to do business necessary in any jurisdiction in which it is not so qualified or licensed. The Company is subject to a variety of litigation and claims. Several legal actions are on going as of the date of the closing. All such legal actions and claims are listed in the Company’s SEC filings.

3.03 GEEC DELAWARE COMMON STOCK. The authorized capital stock of the Company consists solely of approximately 30 million shares of common shock issued and outstanding, $.002 par value per share. All of the issued and outstanding shares of the Company’s capital stock, including shares exchanged for to be issued shares of Global Energy Bahamas Shares hereunder, are or will be when issued fully paid and non-assessable shares of the Company’s common stock.

3.04 TAXES AND TAX RETURNS. FILING OBLIGATIONS. (a) GEEC Delaware has not filed its 2004 taxes but has filed the prior years and has duly and timely filed (or there have been duly and timely filed on its behalf), or a valid extension of time to file has been obtained, with the appropriate governmental authorities all tax returns (“Tax Returns” as hereinafter defined) required to be filed by it and all such tax returns are true, correct and complete in all material respects. All taxes for which the Company is or may be liable (whether or not shown on any tax return) in respect of periods (or portions thereof) ending on or before the Closing Date have been timely paid, or will be timely paid, or have been provided for on the Financial Statements. With respect to any period (or portion thereof) through the Closing Date for which taxes are not yet due or owing, the Company has established due and sufficient reserves for the payments of such taxes in accordance with generally accepted accounting principles, and such current reserves through the Closing Date are duly and fully provided for in the Financial Statements.

(a) TAX DEFICIENCIES. No deficiencies for taxes have been claimed, proposed or assessed by any taxing or other governmental authority against the Company and the Company has not received any notice, or otherwise has any knowledge, of any potential claim, proposal or assessment against the Company for any such deficiency for taxes. There are no pending, or to the best of the Company’s knowledge, threatened audits, investigations or claims for or relating to any liability in respect of taxes, and there are no matters under discussion between the Company on the one hand and any governmental authority on the other hand with respect to taxes that, in the reasonable judgment of the Company, is likely to result in a material additional liability of the Company for taxes.

(b) TAX LIENS. There are no liens for taxes upon any property or assets of the Company except for liens for taxes not yet due and payable, and for which adequate reserves have been provided for on the Financial Statements.

(c) TAXES IN FOREIGN JURISDICTIONS. No claim has ever been made to the Company by an authority in a jurisdiction where the Company has not filed tax returns that the Company is or may be subject to taxation by that jurisdiction.

(d) WAIVER OF STATUTE OF LIMITATIONS. The Company has not waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency.

(e) SECTION 280G OF THE CODE. There is no contract, plan or arrangement (written or otherwise) covering any current or former employee or independent contractor of the Company that, individually or in the aggregate, could give rise to the payment of any amount that will not be deductible by the Company under Section 280G of the Code.

(f) POWER OF ATTORNEY No power of attorney that is currently in force has been granted by the Company with respect to any matters relating to taxes.

(g) TAX SHARING AGREEMENTS. There are no tax sharing agreements or other similar arrangements with respect to or involving Acquire.

(h) REAL PROPERTY HOLDING COMPANY. The Company is not, and during the five-year period ending on the Closing Date has not been, a “United States Real Property Holding Corporation,” as such term is defined in Section 897(c) of the Code or the Treasury Regulations promulgated there under.

3.05 COMPLIANCE WITH LAW.  GEEC Delaware has complied with all state, federal and local laws in connection with its formation, issuance of securities, organization, capitalization and operation, and no contingent liabilities have been threatened, or claims made or threatened with respect to said operations, formation or capitalization, including claims for violation of any state or federal securities laws and, to the best of its knowledge, no basis for any such claim or liability exists. All filings required to be made by the Company pursuant to federal or state securities laws have been made and are current, comply as to form with all requirements of the securities laws have been made and are current, comply as to form with all requirements of the securities laws and contain no material misstatement or omit any facts required so as not to be misleading. No consent, approval, authorization or order of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of the Company in connection with the execution and delivery of this Agreement, or the carrying out of any of the transactions contemplated hereby.

3.06 DISPUTES AND LITIGATION.

The Company is subject to a variety of litigation and claims. Several legal actions are on going as of the date of the closing. All such legal actions and claims are listed in the Company’s SEC filings.

Other than as disclosed hereto, the Company is not involved in any pending litigation, disputes and governmental investigation or proceeding. To the best knowledge of GEEC Delaware’s no other litigation, claim, assessment or governmental investigation or proceeding are pending or threatened, except as may be disclosed hereto.  Medical Industries vs Life Energy and Technology Holdings Inc.; Liberatore vs Life Energy and Technology Holdings, Inc.; and Agamede vs Life Energy and Technology Holdings, Inc., SEC inquiry,  GEEC Delaware will continue to fight any and all claims against it.

3.07 THE SHARES TO BE ISSUED. Existing shareholders of GEEC Delaware will receive one share of to be issued common stock of Global Energy Bahamas, for one share of GEEC Delaware, in a one for one share exchange to be handled and processed by Signature Stock Transfer who will be appointed by the Company to complete the process.

3.09 APPROVAL BY THE BOARD OF DIRECTORS. The execution of this Agreement by the Company, and the performance by the Company of its covenants and undertakings hereunder have been duly authorized by all requisite corporate action, and approved by the Board of Directors, and the Company has the corporate power and authority to enter into this Agreement and to perform the covenants and undertakings to be performed by it hereunder, and is under no other impediment which would adversely affect its ability to consummate or prohibit it from consummating the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable in accordance with its terms.

3.10 POWER AND AUTHORITY. The Company has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the compliance by the Company with the provisions hereof will not: (i) conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the creation of any lien, security interest, charge or encumbrance upon the shares to be issued or any of the property or assets of the Company under any of the terms, conditions or provisions of the Articles of Incorporation or By-Laws of the Company or any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company is a party, or by which it is bound; or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets.

ARTICLE 4

INTERIM OPERATIONS

4.01 INTERIM OPERATIONS. Between the date hereof and the Closing Date the Company and Global Energy Bahamas will conduct their respective operations as follows:

4.02 PRESENT BUSINESS OPERATIONS. Except as herein provided, the Company and Global Energy Bahamas will carry on their respective businesses in substantially the same manner as heretofore and the assets, properties and rights now owned by them will be maintained, as far as practicable, in the usual and ordinary course of business, to the same extent, under the same insurance coverage and in the same condition as on the date of this Agreement. Prior to the closing date, the Company and Global Energy Bahamas shall engage in no activity or business other than as is presently conducted or shall be necessary to effect the transactions contemplated by this Agreement.

4.03 NON-DISPOSAL OF PROPERTY. Except in the ordinary course of business and as herein provided, or as may hereafter be mutually agreed to in writing by the parties, neither the Company nor Global Energy Bahamas will sell or dispose of any property or assets, nor will they encumber any property or assets except as may be required by law.

4.04 ISSUANCE OF STOCK. Neither of the Parties to this Agreement without the written consent of the other Parties hereto, will issue or sell, or issue the right to subscribe to, any shares of capital stock or securities exchangeable or exercisable for capital stock, or acquire for a consideration any shares of capital stock or warrants, or declare or pay any dividend on any capital stock.

4.05 AMENDMENT OF CORPORATE DOCUMENTS. Except as contemplated herein, neither the Company nor Global Energy Bahamas will, absent a written consent of the other party, amend their respective Certificates of Incorporation or By-Laws.

4.06 ACCESS TO BOOKS AND RECORDS. Global Energy Bahamas and the Company shall each, at all reasonable times, permit access to their respective properties, books and records for the purpose of examination by the other party hereto and its officers, directors, attorneys, accountants and representatives, and Global Energy Bahamas and Company shall furnish to the other party hereto upon request any information reasonably required in respect of such property, assets and business;

4.07 DEBT. Neither the Company nor Global Energy Bahamas will incur any indebtedness or contingent liability, or enter into any contract or agreement except in the ordinary course of business without the consent of the other party.

4.08 ACQUISITIONS. Neither the Company nor Global Energy Bahamas will acquire any business or assets of any going business, nor will they merge or consolidate with or into any other corporation, or entity, nor will they change the character of their business except with the prior consent of the other party.

4.09 NOTICE OF ANY CHANGES. The Company and Global Energy Bahamas will promptly advise each other in writing of any material adverse change in their financial condition, business or affairs, whether arising from matters occurring not in the ordinary course of business or not.

ARTICLE 5

CONDITIONS PRECEDENT TO CLOSING

5.01. CONDITIONS PRECEDENT TO THE ACQUISITION BY THE COMPANY. The obligations of the Company to consummate and effect the acquisition contemplated hereunder shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

5.02 WARRANTIES AND REPRESENTATIONS OF GLOBAL ENERGY BAHAMAS SHALL BE TRUE AND CORRECT. Except as otherwise contemplated by this Agreement, the representations and warranties of Global Energy Bahamas herein contained shall be true and correct as of the Closing Date with the same effect as though made on the Closing Date and Global Energy Bahamas shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to such Closing Date; and Global Energy Bahamas shall have delivered to the Company a certificate dated at such Closing Date and signed by the Chairman of the Board of Directors, the President, Treasurer, or any Vice President of Global Energy Bahamas  to the foregoing effect, to the best knowledge of the person giving such certificate;

5.03 OPINION OF COUNSEL. The Company shall have received the opinion of counsel for Global Energy Bahamas, dated the Closing Date, with respect to the following matters:

(A) ORGANIZATION. Global Energy Bahamas is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of the Bahamas and the County under which it was formed and it has all requisite corporate power and authority to carry on the business now conducted and to own and operate its respective properties.

(B) COMMON STOCK. The capital stock of Global Energy Bahamas and the number of to be issued shares issued and outstanding immediately prior to the acquisition, all of which will be duly authorized, issued and outstanding, and are non-assessable shares of Global Energy Bahamas, are as indicated in Paragraph 4 hereof.

(C) CORPORATE ACTION. All necessary corporate proceedings, including appropriate action by the s and the officers and directors of Global Energy Bahamas, to approve this Agreement and the execution, delivery and performance thereof and all other proceedings required by law or by the provisions of this Agreement have been taken, and Global Energy Bahamas has the full right, power and authority to enter into this Agreement and to carry out the terms thereof without further action;

(D) SUITS, ACTIONS OR PROCEEDINGS. To the best knowledge of such counsel, except as herein indicated, there are no suits, action, claims or proceedings pending or threatened against Global Energy Bahamas, nor to the knowledge of such counsel is Global Energy Bahamas a party to or subject to any order, judgment, decree, agreement, stipulation or consent of or with any court or administrative agency, nor, to the best knowledge of such counsel, is any investigation pending or threatened against Global Energy Bahamas.

5.04 RECEIPT OF ALL INFORMATION, SCHEDULES AND EXHIBITS. Global Energy Bahamas and GEEC Delaware shall have exchanged all of the information,.

5.05 ASSUMPTION, PAYMENT ON SETTLEMENT OF CERTAIN OBLIGATIONS. Global Energy Bahamas shall have assumed, no liabilities of GEEC Delaware, or assets of GEEC Delaware accept those that are convertible notes guaranteed by the Public Company stock, all assets and liabilities of GEEC Delaware will remain assets and liabilities of GEEC Delaware, and GEEC Delaware will be run as a subsidiary of Global Energy Bahamas. The present officers of GEEC Delaware will resign and a new board of directors will be appointed to operate GEEC Delaware.

5.06 CONDITIONS PRECEDENT TO ACQUISITION BY GLOBAL ENERGY BAHAMAS. The obligations of Global Energy Bahamas to consummate and effect the acquisition contemplated hereunder shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

5.07 WARRANTIES AND REPRESENTATIONS OF THE COMPANY ARE TRUE AND CORRECT. The representations and warranties of the Company herein contained shall be true and correct as of and at the date of this Agreement and as of the Closing Date of the acquisition; and the Company shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; and the Company shall have delivered to Global Energy Bahamas a certificate at such date, signed by the President and Treasurer to the foregoing effect, to the best knowledge of the person giving such certificate;

A) ORGANIZATION. GEEC Delaware is a Delaware is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and it has all requisite corporate power and authority to carry on the business now conducted and to own and operate its respective properties; Global Energy Bahamas is a Commonwealth of Bahamas corporation duly organized, validly existing and in good standing under the laws of the Bahamas, and has all requisite corporate power and authority to carry on the business now conducted and to own and operate its respective properties.;

(B) COMMON STOCK. The capital stock of GEEC Delaware and the number of shares issued and outstanding immediately prior to the acquisition, all of which are duly authorized, issued and outstanding, and are non-assessable shares of GEEC Delaware are as indicated by the transfer agent;

(C) CORPORATE ACTION. All necessary corporate proceedings, including appropriate action by the directors of GEEC Delaware, to approve this Agreement and the execution, delivery and performance thereof and all other proceedings required by law or by the provisions of this Agreement have been taken, and GEEC Delaware has the full right, power and authority to enter into this Agreement and to carry out the terms thereof without further action;

(D) SUITS, ACTIONS OR PROCEEDINGS. To the best knowledge of such counsel, except as herein indicated, Medical Industries, Agamede, Liberatore vs Life Energy & Technology Holdings, Inc a Delaware Company

ARTICLE 6

CLOSING

6.01 CLOSING The date for the closing of the transactions described in this Agreement (the “Closing Date”), shall take place as of the date of the signing of this agreement. The Closing Date shall take place on September 1, 2004

6.02 DELIVERY OF DOCUMENTS. Each party will comply with their respective requirements and obligations at the closing as set forth herein and will deliver appropriate documents as called for by this Agreement including instruction to issued the shares of stock of Global Energy Bahamas and the Company, the shares exchange will be handled by Signature Stock Transfer.

6.03 BOARD OF DIRECTORS. On the Closing Date Global Energy Bahamas Board of Directors total number of authorized directors is six and the presently existing directors shall appoint the following persons to serve as directors of the Company until the next annual meeting of shareholders:

(a)	Dr. Albert Reynolds, Chairman
(b)	Dr. Christopher McCormack, President and Chief Executive Officer
(c)	Salim Ghafari, Chief Financial Officer

The following directors of GEEC Delaware shall as of the date of this agreement provide their resignations which resignations will immediately become effective at such time as the Global Energy Bahamas foreign designation becomes effective with the NASD and the SEC:

(a)	Dr. Albert Reynolds, Chairman
(b)	Dr. Christopher McCormack, President and Chief Executive Officer
(c)	Salim Ghafari, Chief Financial Officer

6.04 OFFICERS OF THE GEEC DELAWARE: To be appointed at closing.

6.05 REPRESENTATIONS

The Board of Directors of the Company, in accordance with the Certificate of Incorporation, By-Laws and statutes affecting the Company, shall have voted in favor of this Agreement and the acquisition contemplated hereunder and the Company shall have delivered at the Closing Date a Minutes of the Company signed President and the Secretary of the Company attesting thereto.

ARTICLE 7

INDEMNIFICATION

7.01 INDEMNIFICATION BY GLOBAL ENERGY BAHAMAS NONE

7.02 INDEMNIFICATION BY THE COMPANY. NONE

ARTICLE 8

TERMINATION

8.01 TERMINATION. This Agreement may be terminated or abandoned at any time prior to the Closing Date upon the following conditions:

(a) By the mutual consent of the Boards of Directors of the Company and Global Energy Bahamas; or

(b) By the Board of Directors of either the Company or Global Energy Bahamas if, in the bona fide judgment of such Board there shall have been a material violation of any covenant or agreement set forth herein; or if any warranty or representation shall be untrue; or such Board of Directors should, in its bona fide judgment deem the acquisition inadvisable or impractical by reason of any defect which, in the opinion of counsel for the company whose Board of Directors has made such a determination, constitutes a material part of its assets or there exists or there is a threat of a material liability or obligation of such other company not previously known at the time of this Agreement; or

(c) By the election of either party in the event that all of the conditions precedent to closing, as set forth in paragraph 7 above, have not been complied with, unless extended by the mutual consent of the parties hereto.

8.02 EFFECT OF TERMINATION PRIOR TO CLOSING. In the event of the termination and abandonment of the acquisition and this Agreement as herein provided, written notice shall be given to the company or person to be notified of the termination or abandonment as herein provided, and thereupon this Agreement shall become wholly void and of no effect, and there shall be no liability on the part of any person who is a party hereto, or any liability for the Board of Directors, s, officers or directors of either the Company or Global Energy Bahamas or any other party to this Agreement.

ARTICLE 9

NATURE AND SURVIVAL OF WARRANTIES AND REPRESENTATIONS

9.01. NATURE AND SURVIVAL OF REPRESENTATIONS. All representations, warranties and covenants made by a party to this Agreement shall survive the execution of this Agreement and the consummation of the transactions contemplated hereby. All of the parties hereto are executing and carrying out the provisions of this Agreement, and relying solely upon the representations, warranties and covenants contained in this Agreement and not upon any investigation upon which he she or it might have made, or any representation, warranties, agreements, promises or information, written or oral, made by the other party, or by persons other than as specifically set forth herein.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1. MISCELLANEOUS. PROVISIONS. The following miscellaneous provisions shall be observed in this Agreement.

10.2 COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.3 ENTIRE AGREEMENT. This Agreement constitutes the entire Agreement among the parties pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings of the parties in connection herewith. There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution of this Agreement.

10.4 SUCCESSORS. This Agreement shall be binding upon the parties hereto, and inure to the benefit of the parties, and their respective heirs, administrators, executors, personal representatives, successors in interest and assigns.

10.5 FURTHER ASSURANCES. At any time and from time to time after the date hereof, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

10.6 WAIVER. Any failure on the part of any party hereto to comply with any of the obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

10.7 NOTICES. All notices and communications required or permitted hereunder shall be sufficient if made in writing and shall be deemed to have been given if delivered in person or sent by postage prepaid, first class, registered or certified mail, return receipt requested to the addresses first set forth above or to such other or additional addresses as any party hereto shall reasonably designate with respect to itself from time to time.

10.8 SEVERABILITY. The parties to this Agreement hereby agree and affirm that none of the above provisions is dependent upon the validity or of any other provisions, and if any part of this Agreement is deemed to be unenforceable, the balance of the Agreement shall remain in full force and effect; provided that the essential purposes of this Agreement are capable of being fulfilled in the absence of such invalid provisions.

10.9 HEADINGS. The section and subsection headings in this Agreement are inserted for convenience only, and shall not affect in any way the meaning or interpretation of this Agreement.

10.10 GOVERNING LAW. This Agreement shall be governed by the laws of the Commonwealth of the Bahamas applicable to contracts entered into and to be fully performed therein notwithstanding any laws of conflicts.

10.11 AMENDMENT. This Agreement or any provision hereof, may not be changed, waived, terminated or discharged except by means of a written supplemental instrument signed by the party against whom enforcement of the change, waiver, termination or discharge is sought.

10.12 ASSIGNMENT. This Agreement is personal to the Parties hereto and may not be assigned, transferred to any other party or person.

10.13 RIGHT OF RESCISSION. In accordance with the requirement that the parties receive and be given an opportunity to review Schedules to this Agreement and other information identified herein, Global Energy Bahamas reserves the right to rescind this Agreement due to any misrepresentation or omission of material fact related to the transaction if, in its sole and exclusive determination its ongoing due diligence investigation reveals any material information that causes its Board of Directors to conclude that consummation of the merger transaction is not in the best interests of Global Energy Bahamas. Said right of rescission shall expire on the day of closing but shall not limit any matter relating to fraud.

IN WITNESS WHEREOF, the parties have executed this Agreement on the above written date by authority of their respective Boards of Directors or have otherwise set their hand and seal hereto on the date above written.

For and on behalf of Global Environmental Energy (Bahamas).

Dr. Albert Reynolds, Chairman

Dr. Christopher McCormack, President and Chief Executive Officer

Salim Ghafari, Chief Financial Officer

For and on behalf of the Global Environmental Energy (Delaware).

Dr. Albert Reynolds, Chairman

Dr. Christopher McCormack, President and Chief Executive Officer

Salim Ghafari, Chief Financial Officer