Form 20-F
period 2006-05-31
GLOBAL ENVIRONMENTAL ENERGY COPORATION
filed 2006-12-13
CIK 840823

Securities and Exchange Commission
 Washington, D.C. 20549

Form 20-F

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2006

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file No. 33-24483NY

Global Environmental Energy Corp. (Bahamas)

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

Title of each class

Common Stock

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

          Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐	No ☒

          Indicate  by check mark  whether the  Registrant  (1) has filed all reports required  to be filed by  Section  12 (d) of the  Securities  Act of 1934, during the  preceding  12 months (or for such  period that the  registrant  was required  to file  such  reports)  and  (2)  has  been  subject  to such  filing requirements for the past 90 days.

Yes ☒	No ☐

          Indicate by check mark if disclosure for delinquent filers pursuant to item 405 of Regulation S-B is not contained herein,  and will not be contained to the best  of  the  Registrant’s  knowledge,  in a  Proxy  or  Information  Statement incorporated  by reference in Part III of this Form 10-KSB,  of any Amendment to this Form 10-K  ☒

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer” and “larger accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

          Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

          The  aggregate  market  value  of  the  shares  of  common  stock  held  by non-affiliates  of the Registrant.  Based on the closing price of $0.25 per share at 12 December 2006 is approximately $16,761,479.

          The number of shares outstanding of each of the registrant’s classes of Common Stock, as of May 31, 2006 is 67,045,916 shares, of Common Stock $.002 par value.

FORM 20-F

Global Environmental Energy Corp.
May 31, 2006

FORM 20-F
Global Environmental Energy Corp.
May 31, 2006

PART I

Item 1.  Description of Business

Background

Global Environmental Energy Corp’s (Bahamas) (the “Company” or “GLOBAL”) goal is to become a fully integrated energy company whose interests  include  traditional  oil and gas exploration  and  production, alternative energy  sources,  environmental   infrastructure  and  electrical micro-power  generation through its subsidiaries, Sahara Petroleum Exploration Corp and Biosphere Development Corp.

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

On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange. Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) became a private company and a wholly own subsidiary by Global Environmental Energy Corp (Bahamas). On May 19th 2005 Global Environmental Energy Corp (Delaware) commenced its reorganization in New Orleans Louisiana.

In December 2004 the Board of Global Environmental Energy Corp (Bahamas) authorized the formation and incorporation of two subsidiary companies, Biosphere Development Corp (Bahamas) and, Sahara Petroleum Exploration Corp (Bahamas) with offices in New Providence in the Commonwealth of the Bahamas.

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is an operating subsidiary for Global Environmental Energy Corp (Bahamas) and is actively negotiating for and developing oil projects, primarily in Africa.

On March 11 2005 Global paid its shareholders a stock dividend in Sahara Petroleum Exploration Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Sahara Petroleum Exploration Corp for every 100 shares of Global that they held on the record date 15 January 2005.

Biosphere Development Corp (Bahamas) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™ that supplies energy through an efficient and environmentally safe process.

On March 11 2005 Global paid its shareholders a stock dividend in Biosphere Development Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Biosphere Development Corp for every 100 shares of Global that they held on the record date 11 January 2005.

To develop its Chinese business, Biosphere Development Corp (Nassau) acquired 31% of the equity in the newly formed Hong Kong based Biosphere Asia Pacific in October 2005 and 31% of the equity in the newly formed Hong Kong based International Environmental Energy Company (IEEC) in October 2005. Biosphere Asia Pacific is responsible for Biosphere manufacture, plant management, marketing and development in China. International Environmental Energy Company is responsible for financing and investment and for managing relationships with local and national government in China. In addition International Environmental Energy Company (IEEC) owns 51% of each of the local operating companies in China that are purchasing Biosphere Process™ System’s.

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

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) was to have owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28th 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) will be paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the of chapter 11 reorganization of that Global Environmental Energy Corp (Delaware). A Plan of Reorganisation for Global Environmental Energy Corp (Delaware) has been prepared and is being reviewed by attorneys for Global Environmental Energy Corp (Delaware) as of the date of this filing.

On March 11 2005 Global paid its shareholders a stock dividend in Global Environmental Energy Corp (Bahamas) stock. Shareholders in Global received 5 shares of Global Environmental Energy Corp (Bahamas) for every 100 shares of Global that they held on the record date 7 January 2005.

Development of Global - Background

Health-Pak Inc., (Delaware) a Delaware corporation originally formed as Morgan Windsor Ltd., in December 1987, was acquired by Life Energy and Technology Holdings Ltd., on December 4th 2000 in a share exchange that was accounted for as a reverse acquisition with Health Pak deemed to be the accounting acquirer. Thereafter Health-Pak (Delaware) was renamed Life Energy & Technology Holdings, Inc (Delaware) and the former business operations of the Health-Pak (Delaware) were conducted through its wholly owned subsidiary, Health-Pak (New York). The business operations of the Health-Pak (New York) were discontinued by a formal plan of disposal adopted upon the merger. In November 2003 the subsidiary Health-Pak (New York) was liquidated under Chapter 7 bankruptcy provisions.

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

The Company’s goal is to become a fully integrated  energy company operating through it subsidiaries, Biosphere and Sahara whose interests include  traditional  oil and gas  exploration  and  production  with alternative energy sources, environmental   infrastructure  and  electrical micro-power  generation.  To date the Company has been best known for its Biosphere Process™ System, a unique proprietary technology to which the company holds a licence and with which the Company promotes the use of sustainable and renewable energy sources. The Company through Biosphere Development Corp subcontracts the manufacture of the Biosphere Process™ System to third parties.

The Business and Operating Plan

General.

The Company is interested in developing two business segments. These segments are;
(a)   The commercialisation of the Biosphere Process™ System,
(b)   The acquisition and development for sale of oil and gas reserves and other energy related products.

These segments are more particularly described as follows:

I.	Biosphere Process™ System.

•	General Background

The Company enjoys a licensing agreement with McCormack Consulting, the inventors, developers and owners of the Biosphere Process™ System and all rights and title thereto. The Biosphere Process™ System provides for the conversion of waste materials (which includes municipal solid waste, agricultural or forestry surpluses or wastes, industrial or medical waste materials or traditional fossil fuels) in a process that includes, initially, the automatic separation of metals and plastics, the formation of organic compost and the heating of the organic residue left from the separation process to very high temperatures in a separate chamber, which is deprived of oxygen. The heating of the organic waste in this manner (i.e. in an oxygen deprived environment) prevents combustion, smoke and odour, and transforms the waste into steam and other gasses, which then run a turbine to produce electricity. The remaining solid waste then becomes a pulverized powder, which can be sold as a by-product for use in the building industry.

The Biosphere Process™ System heats and converts solid waste in an atmosphere that does not produce smoke or odour and therefore is capable of being placed directly in the centre of a town with no pollution to the atmosphere. The System can also be used specifically for the purpose of producing electricity for local use - ability in great demand in developing countries. Additionally, the Biosphere Process™ System is effective for the elimination of infectious medical and toxic waste.

When  the  Company’s  operating  plans  are  fully  implemented,  the  Biosphere Process™  System is expected to produce  revenues from garbage  tipping fees, recycling of metals, the sale of building products, papers and plastics, and the sale of electrical power and steam.

•	The Functioning of the Biosphere Process™ System

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

The Biosphere Process™ System when operated on MSW takes place in five distinct stages:

Stage One:  MSW is collected and brought to a centralized Biosphere Process™ facility.  Each facility is designed as a “one stop shop” providing for up to 100% recycling of the total tonnage of MSW collected. The Biosphere Process™ facilities are economically viable at as little as 5-8 Tons/hr and can be constructed in closed  facilities  of as little as 3000 square ft. Each Biosphere Process™ facility is designed to be a stand-alone facility, with internal positive air control ensuring that the facility does not emit any non-permit able emissions to the atmosphere.

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

Non-putrescible  materials are further  sorted to allow plastics and rubber recovery  at around 10% of volume before  being  shredded  in  advance  of  valuable  metals recovery. All of the recoverable aluminium and ferrous metals are removed from the waste stream, using rotating trammels equipped with band magnets, and hand picking stations designed to achieve the maximum possible percentage recovery of these materials.

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

Stage Five: The 1000(degree)C - 1800(degree)C  flux produced in stage four is used to power a turbine for micro power  generation,  a by-product of which is electricity  and  steam  which  can be used to power  local  industry  including desalination facilities.

•	Economic Need for the Biosphere Process™

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

Such energy credits, form the basis of the greenhouse-gas trade, and are expected to be the backbone of a trillion-dollar industry by 2010. This expected trade will provide a further impetus for multinational companies, national governments and member states in both the European  Union and  elsewhere  to champion the  commercial  use of MSW and waste  materials and importantly the remediation of existing landfills,  which conversely are fast becoming a natural resource. Not only are landfills  a rich  source of  metals,  8-10% high grade aluminium and ferrous metals, and of silicates, sands and building  aggregates, but they also contain  significant  volumes of combustible fuel material with an exceptionally high calorific content, highly suitable for power generation. The Biosphere Process™ System can also be fuelled by traditional fossil fuels, oil, and natural gas.

•	Manufacture

The Company and its subsidiaries subcontract all of their manufacturing requirements. The Company has also sub-licensed Biosphere Asia Pacific to manufacture, sell and operate Biosphere Process™ Systems. These agreements will provide for turnkey manufacturing, installation and maintenance for the Biosphere Process™ Systems.

•	Marketing Plan

Biosphere Development Corp (Bahamas) is a Bahamian Corporation established in December of 2004, as an operating subsidiary of the Company for the purpose of pursuing overseas opportunities for the Biosphere Process System. At present, management relies upon agreements with independent sales agents to secure contracts for its Biosphere Process™ Systems. To date, such efforts have resulted in commitments to purchase and or lease Biosphere Process™ Systems from a number of parties.

In September 2005 Biosphere Development Corp. signed and exchanged an Agreement of Intent with the Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd., to provide for the formation of two new joint venture companies, Biosphere Asia Pacific and International Environmental Energy Company. Biosphere Asia Pacific and International Environmental Energy Corp have entered into contracts to establish local operating companies in and sell Biosphere Process Systems to the City’s of An Ji, Sui Zhou, Guang Chang, Rizhao, Sheng Zhou, Jing De Zhen, Dong Xiang and Shaoxing.

II.	Oil and Gas Development.

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation established on December 17, 2004, as an operating subsidiary of the Company for the purpose of exploring for and developing oil projects, primarily in Africa.

Sahara Petroleum Exploration Corp (Bahamas) is an independent oil and gas company formed to build upon build upon our established talents, relationships and strengths to become a fully integrated energy company a widely recognized and respected producer of quality energy resources with a primary focus on North Africa. Sahara has been in negotiation for to complete the acquisition of two oil exploration blocks in North Africa.

Facilities and Proposed New Facilities.

The Company, Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas) have offices in New Providence in the Commonwealth of the Bahamas. Biosphere Asia Pacific and International Environmental Energy Corp are located in Hong Kong.

Competition.

The Company is currently in competition with local municipalities and private corporations engaged in refuse and waste removal and processing, and with multinational oil and gas companies. Many of these competitors have significantly greater financial resources and established market presence. Many municipalities having to deal  with  waste may not wish to invest in the costly production of the Biosphere  Process™ System or other methods of waste removal due to limited  budgets or existing  commitments to alternative  waste removal methods. Commercially viable alternatives to the Biosphere Process™ system include traditional landfill, large scale recycling and traditional incineration.

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

Supplies.

The Company at present purchases from independent subcontractors products that are built to licensed specifications and designs. Management does not believe that there is or will be in the near future a significant shortage or inability to obtain adequate supplies of materials needed to fulfil lease obligations.

Employees.

At present the Company has three executive officers, and seven consultants in the U.S., the Middle East, Asia and Africa. The Company employs the services of Kevin McCormack and Brendan McCormack as consultant engineers, both persons are related to the Company’s president. As the Company implements the planned expansion of its operation, it will require additional employees both skilled and unskilled. The Company believes that the personnel it will require are readily available at reasonable salary rates. However no assurance can be given that it will be able to attract the type and quantity of employees the operation will require. Furthermore even if such personnel are available, no assurance can be given that they can be hired on terms favourable to the Company.

Government Regulation.

In addition to normal employment and company regulation as applied by any government to companies operating in their jurisdiction, the  products  marketed  by the  Company  are  subject to regulation and permitting by for example the China Environmental Protection Industry Association in China, the Environmental Protection  Agency  and  European  BATNEEC guidelines in the European Union, the Environmental Protection Agency in the United States of America, and their equivalent agencies in every other jurisdiction where the Company markets its products. The Company expects that any products distributed by the Company will continue to be subject to pervasive and continuing regulation by the Environmental Protection Agency, or its equivalent governmental organisation on a country by country basis.

Insurance.

No product liability claims against the Company. The Company’s subcontractors maintain their own product liability and all other relevant insurance instruments  to the Company’s satisfaction.

Risks relating to our company.

i) We are an development stage company, with a new technology and a limited operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

Our future operating results will depend on many factors, including:

•	our ability to raise adequate working capital;

•	the marketing success of our Biosphere Systems;

•	the demand our Biosphere Systems;

•	the level of our competition;

•	our ability to attract and maintain key management and employees; and

•	our ability to develop markets for our Biosphere Systems;

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above. If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which may make our common shares a less attractive investment and may harm the trading of our common shares trading on the OTC Bulletin Board.

ii). At this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their investment. Because the nature of our business is expected to change as a result of shifts in available technologies, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance. Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares trading on the OTC Bulletin Board. Investors may find it difficult to sell their shares on the OTC Bulletin Board.

iii). If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless. We will require substantial additional capital to develop our biosphere business as well as for the potential Sahara acquisitions and/or developments of other oil / gas producing properties. Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in projects or biosphere sales at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

iv). We are heavily dependent on Dr CA McCormack, our CEO, President and Chairman, both technically and financially. The loss of Dr CA McCormack, whose knowledge, leadership, technical expertise and finance upon which we rely, would harm our ability to execute our business plan. Our success depends heavily upon the continued contributions of Dr CA McCormack, whose knowledge, leadership and technical expertise would be difficult to replace. Our success is also dependent on our ability to retain and attract experienced engineers, and other technical and professional staff. We do not maintain any key person insurance on Dr CA McCormack. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Dr CA McCormack.

v). The MSW recycling business, biosphere manufacturing and power generation, are all businesses that involve numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.Our operations and activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful manufacture and deployment of a biosphere system does not ensure a profit on investment. A variety of factors, both local and market-related, can cause an operational biosphere to become uneconomical or only marginally economical.

Electricity generation at land fill sites involves a variety of operating risks, including:

•	fires;

•	explosions;

•	natural disasters, such as hurricanes and other adverse weather conditions;

•	pipe, cement, or pipeline failures;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could effect operations, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties;

•	suspension of our operations; and

•	repairs to resume operations.

vi) As we commence operations in China through our joint ventures the unavailability or high cost of equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget.

vii) We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business. Development, production, sale and operation of biosphere systems in all countries are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

•	location of systems;

•	the handling of MSW and waste materials;

•	accounting for and payment of royalties;

•	bonds for ownership, development and production of electrical power;

•	distribution agreements for electrical power;

•	operation of biosphere systems; and

•	taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

viii). The potential profitability of biosphere operations depends upon factors beyond the control of our company. For instance, world prices and markets for electrical power are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

ix). Our auditors’ opinion on our May 31, 2005 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern. No sales occurred in fiscal 2006 and after deducting administrative expenses; the Company recognized a loss from its continuing operations of $54,931,010 for the year ended May 31, 2006 compared to a loss of $26,500,084 for the same period in 2005. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

x). Because we are organized under the Bahamian International Business Companies Act, 2000, enforcement of civil liabilities against us or our officers or directors may be difficult or impossible from outside the jurisdiction of the Commonwealth of the Bahamas. We are a corporation organized under the Bahamian International Business Companies Act, 2000. All of our directors and officers reside outside the United States of America. Because all of our assets and the assets of these persons are located outside the United States, it may be difficult for an investor to sue, for any reason, us or any of our officers or directors outside the United States. If an investor was able to obtain a judgment against us or any of our officers or directors in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in the Commonwealth of the Bahamas or elsewhere.

xi) We may not be able to compete with current and potential waste to energy companies, some of whom have greater financial resources and experience than we do. The waste to energy business is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

xii) We expect losses to continue in the future because we as of the date of this report no revenue to offset losses. Based upon the fact that we currently do not have any operational projects from which to derive revenue, we expect to incur additional operating losses in next 12 months. The operating losses will occur because there are expenses associated with the acquisition and development of projects. Failure to generate revenues may cause us to go out of business. We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

xiii) Because we are a developing company our securities are considered highly speculative. We are in the development stage of our business. As a result, our securities must be considered highly speculative. We are engaged in the business of commercially exploiting the biosphere process system through Biosphere Development Corp, and to a lesser extent in exploring and, if warranted and feasible, developing natural gas and oil properties through Sahara Petroleum Exploration Corp. Sahara is currently without properties and without known reserves of natural gas and oil. Biosphere has to date not generated any appreciable revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon the success of our contemplated biosphere projects and upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any substantial revenues, we will have to raise additional monies through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

xiv) There are significant risks relating to our common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

xiiv) Our common shares are subject to the “Penny Stock” Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

xiiiv) We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”. We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

xv) Because we do not intend to pay any cash dividends on our Common shares, our stockholders will not be able to receive a return on their shares unless they sell them. Whereas we retain the right to pay cash dividends we intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

xvi) Because all of our assets and all of our officers and directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors. All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of the Commonwealth of the Bahamas would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Bahamian courts would have jurisdiction to hear original actions brought in the Bahamas against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

Item 2.     Description of Properties

See Item I - Description of Business, ”Facilities and Proposed New Facilities” for additional information on the Company’s facilities.

Item 3.     Legal Proceedings

The Company subsidiary Global Environmental Energy Corp (Delaware) is involved in routine litigation associated with its reorganisation which matters are incidental to our business, none of which is anticipated to have a materially adverse effect on our financial condition, operations or prospects.

Item 4.     Submission of Matters to a Vote of Security Holders.

During fiscal 2006 there were no matters submitted to a vote of shareholders of the Company.

PART II.

Item 5.     Market for Common Equity and Related Stockholder Matters.

The Company’s securities are traded on the OTC electronic Bulletin Board or on the Pink Sheets. The following tables show the range of high and low bid quotes for the common stock of the Company which were obtained from the National Quotation Bureau and are between dealers, do not include retail mark-ups, mark-downs, or other fees or commissions, and may not necessarily represent actual transactions.

Common stock trading history.

	BID

	HIGH	LOW

Quarter ended August 31, 2004	$.73	$.51
Quarter ended November 30, 2004	$.52	$.46
Quarter ended February 29, 2005	$2.00	$1.61
Quarter ended May 31, 2005	$.69	$.61
Quarter ended August 31 2005	$1.04	$.95
Quarter ended November 30 2005	$.93	$.85
Quarter ended February 29 2006	$.32	$.29
Quarter ended May 31 2006	$.45	$.38
Quarter ended August 31 2006	$.24	$.18
Quarter ended November 30 2006	$.40	$.30

On May 31 2006 the reported high bid price for the Company’s stock was $0.45. The number of record holders of the Company’s common stock on May 31, 2006 was 1,800. There currently are 24 market makers for the Company’s securities.

The Company has paid three stock dividends as follows:

•

On March 11 2005 Global paid its shareholders a stock dividend in Global Environmental Energy Corp (Bahamas) stock. Shareholders in Global received 5 shares of Global Environmental Energy Corp (Bahamas) for every 100 shares of Global that they held on the record date 7 January 2005.

•

On March 11 2005 Global paid its shareholders a stock dividend in Biosphere Development Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Biosphere Development Corp for every 100 shares of Global that they held on the record date 11 January 2005.

•

On March 11 2005 Global paid its shareholders a stock dividend in Sahara Petroleum Exploration Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Sahara Petroleum Exploration Corp for every 100 shares of Global that they held on the record date 15 January 2005.

The Company has one stock dividend pending as follows:

•

On April 28th 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28th 2005. The dividend of Global Environmental Energy Corp (Delaware) will be paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the of chapter 11 reorganization of that Global Environmental Energy Corp (Delaware). A Plan of Reorganisation for Global Environmental Energy Corp (Delaware) has been prepared and is being reviewed by attorneys for Global Environmental Energy Corp (Delaware) as of the date of this filing.

The Company has not paid any cash dividends to date. Whereas there are no restrictions on the Company’s ability to pay dividends, the Company intends to retain any future earnings to finance the development and expansion of its business and there are currently no plans to pay any cash dividends in the foreseeable future.

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

Development of Global - Background.

Life Energy and Technology Holdings Ltd., (LIFE) was initially organized in Ireland in November 2000. On December 4th 2000, LIFE completed a share exchange with Health-Pak Inc., (Delaware) a Delaware corporation originally formed as Morgan Windsor Ltd., in December 1987. That transaction was accounted for as a reverse acquisition with Health Pak deemed to be the accounting acquirer. Thereafter Health-Pak (Delaware) was renamed Life Energy & Technology Holdings, Inc (Delaware) and the former business operations of the Health-Pak (Delaware) were conducted through its wholly owned subsidiary, Health-Pak (New York), and were discontinued by a formal plan of disposal adopted upon the merger with LIFE. In November 2003 Health-Pak (New York) was liquidated under Chapter 7 bankruptcy provisions.

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

The Company’s goal is to become a fully integrated Energy Company operating through it subsidiaries whose interests include traditional oil and gas exploration and production with alternative energy sources, environmental infrastructure and electrical micro-power generation. To date the Company has been best known for its Biosphere Process™ System, a unique proprietary technology to which the company holds a license and with which the Company promotes the use of sustainable and renewable energy sources.

The Company determined it was in the best interest of the company to contract manufacture of the Biosphere Process™ System to third parties.  This enabled the Company to demonstrate to prospective users of the Biosphere Process™ System its ability to meet future contract demands.  The Company entered into manufacturing alliances with parties several suppliers. In February 2001 the Company took delivery in Ireland of the two Biosphere Process™ systems. The two systems were manufactured by Alia Manufacturing of Moscow, Russia at a cost of $9,500,000.  In November 2001, the Company entered into a contract to lease the two Biosphere Process™8 Systems to a private company located in Beirut, Lebanon. The lease called for the payment of $2,020,000 per year for twenty-five years. After receiving $1,530,000 of lease payments, the lease was assigned to Alia Manufacturing for $14,400,000. The Company recognized a loss on the assignment of the lease of $8,363,380 in fiscal 2003. During fiscal year 2004, the Company received $7,000,000 on the balance of the receivable in fiscal year 2004, but have received no payment in fiscal year’s 2005 or 2006 due to the political situation in the Lebanon. At this time the Company believes that if the situation changes these receivables may be collected, but until such time the company has established a 100% reserve of the receivable.

No sales occurred in fiscal year 2006.

Currently there are five biosphere units under construction to Chinese specifications for Biosphere Asia Pacific intended for delivery to Chinese clients. Biosphere Development Corp will receive a commission on these sales when they are completed and in addition will derive revenues and dividends from its 31% ownership of International Environmental Energy Company, which in turn owns 51% of each local operating company in China, the final purchasers and users of the biosphere process systems.

Global Environmental Energy Corp (Delaware) has deposited $27,450,000 with its manufacturing vendor for the construction of 4 systems and at 50% deposit on a fifth system designed to meet specifications for the US market. Completion and delivery of systems to US clients has been delayed due to the fact that on May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. In addition no US based clients have as yet met the terms and conditions of the company’s financing. Accordingly the $27,450,000 deposited has been treated as security for outstanding salaries payable.

The now extended delays in the delivery of systems to US clients, compounded by uncertainties arising from delays in the Chapter 11 reorganisation process and the ongoing failure of US clients to meet contractual requirements have prompted the company to question the realize ability of the $27,450,000 deposit and consequently to establish a 100% reserve for this amount.

During the year the company issued 13,125,000 shares of common stock for a 31% stake in International Environmental Energy Corp. The shares were valued at $.80 per share for a total investment of $10,500,000. Due to the inherent uncertainties with start up entities the company has decided to create a 100% reserve against this asset.

General Statement: Factors That May Affect Future Results.

With the  exception of  historical  information,  the matters  discussed  herein contain forward looking statements under the 1995 Private Securities  Litigation Reform  Act that  involve  various  risks and  uncertainties.  Typically, these statements are indicated by words such as “anticipates,”  “expects,” “believes,” “plans,”  “could,” and similar words and phrases.  Factors that could cause the Company’s  actual results to differ  materially from  management’s  projections, forecasts,  estimates  and  expectations  include  but  are not  limited  to the following:

•	Inability of the company to secure additional financing

•	Unexpected economic and or political changes in any country where the company is active

•	The imposition of new restrictions or regulations by government agencies that effect the companies products or activities

To the extent possible, the following discussion will highlight the activities solely of the Company’s efforts in developing and marketing the Biosphere Process™ systems for the years ended May 31, 2005 and May 31, 2006.

Critical Accounting Policies

          Our accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. We have identified three policies as being critical because they require management to make judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

          Intangible Assets. We test intangible assets for impairment annually. The test requires us to determine the fair value of our assets and compare the assets fair value to its carrying value. The fair value of the asset is estimated using management valuation models. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. Changes in management’s valuation of its assets may affect future earnings through the recognition of a valuation reserve.

          Acquisitions. We account for our business combinations based on the purchase method of accounting. The purchase method of accounting requires us to fair value the tangible net assets and identifiable intangible assets acquired. The fair values are based on available information and current economic conditions at the date of acquisition. The fair values may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers. These fair value estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. Such different fair value estimates could affect future earnings through different values being utilized for the disposition or amortization of the underlying assets and liabilities acquired.

          Reserves. We have loss exposures relating to accounts receivable and equipment deposits. Establishing loss reserves for these matters requires us to estimate and make judgments in regards to risk exposure and ultimate liability. We establish accruals for these exposures; however, if our exposure exceeds our estimates we could be required to record additional charges.

          Our management, in consultation with the audit committee of our board of directors, has reviewed and approved these critical accounting policies.

I.     Results of Operations.

Salaries and consulting expenses for the year ended May 31, 2006 were $ 15,300,697 as compared to $16,231,672 for the year ended May 31, 2005. In fiscal 2006, the Company awarded its consultants bonuses and awards of $ 1,996,350. Currently there are seven contracted consultants located in the United Kingdom, China and North Africa. The Company has yet to pay those consultants on their contracts.

After deducting administrative expenses, the Company recognized a loss from its continuing operations of $54,931,010 for the year ended May 31, 2006 compared to a loss of $26,500,084 for the same period last year.

In 2005, given the worsening political situation in the Lebanon, the Company established a $7,750,000 reserve for the settlement receivable until such time as it is clear that the Company will receive this amount.

Interest expense for the year ended May 31, 2006 was $742,621 as compared to $491,782 for the same period last year. During the second quarter of fiscal year 2004, the Company received a line of credit from Diamond Ridge Advisors of $10,160,829. The line is unsecured and carries interest of 6.5%. The interest due on the line will be paid to the lender upon the installation of the corresponding biosphere unit.

After adding other income and expenses, the Company experienced a loss from its continuing operations before income taxes and discontinued operations of $ 54,931,010 for the year ended May 31, 2006 as compared to a loss of $26,500,084 for the same period in 2005.

On April 28, 2005, the Company  announced that as of the record date of May 28 2005 all shares of common  stock of Global  Environment  Energy Corp (Delaware) owned by the registrant were to be distributed as a stock dividend on a pro-rata basis to all of the  registrants’  shareholders as of the record date of May 28th 2005. After the distribution, which had an anticipated delivery date of June 10, 2005, which delivery has been held pending approval, the registrant will own no shares of stock or equity in Global Environmental Energy Corp (Delaware).

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

The Company recognized a net loss for fiscal 2006 of $54,931,010 as compared to a loss of $26,500,084 for fiscal year 2005. On a per share basis, fully diluted, the Company experienced loss per share of $ 0.94 for fiscal 2006 as compared to a loss per share of $0.67 for fiscal 2005.

II.    Discussion of Financial Condition: Liquidity and Capital Resources.

At May 31, 2006, the Company had working capital deficit of $146 as compared to a deficit of $1,677,465 at the end of fiscal year 2005. Total assets at May 31, 2006 were $2,500 as compared to $27,456,904 at May 31, 2005. Stockholders’ equity decreased to a deficit of ($55,609,784) during fiscal 2006.  During fiscal 2006, the Company issued 4,861,995 shares of common stock as compensation valued at $729,299. During fiscal 2006, the Company granted options to purchase up to 14,500,000 shares of common stock as compensation. These warrants, based on the Black-Scholes option pricing model were valued at $4,081,530. Finally, the net loss for the year ended May 31, 2006 was $54,931,010.

III.   Inflation and Other Considerations.

During the past few years’ inflation in the United States and most parts of the world has been relatively stable which is expected to have a beneficial effect upon the Company’s operations. In light of the strong perceived demand for the Biosphere system, particularly in developing countries, management believes that the terms it offers for the sale or lease of these systems have been competitively priced in relation to alternative products. Economic analyses indicate that low inflation and relatively stable economic conditions are expected to continue for the foreseeable future. However, should the world economy again experience double  digit  inflation  rates,  as was the case in the past, the impact could adversely affect the Company’s  ability to effectively  compete in its overseas markets. In particular, adverse economic conditions in the world will typically have the most severe impact upon developing countries that, at the present time, constitute the Company’s primary target market.  Further, technological changes may also impact the competitiveness of the Company’s pricing for its systems and the imposition of regulatory controls may increase the cost of manufacturing or operating the Biosphere systems in the future.

IV. Establishment of Reserves.

The now extended delays in the delivery of systems to US clients, compounded by uncertainties arising from delays in the Chapter 11 reorganisation process and the ongoing failure of US clients to meet contractual requirements have prompted the company to question the realize ability of the $27,450,000 deposit and consequently to establish a 100% reserve for this amount. In the possible eventuality that US clients continue to fail to meet contractual requirements, the company has as of the date of this report asked its manufacturing vendor to assess the remanufacture of the 5 US specified systems to meet Chinese client standards, thereby allowing for the potential sale of the 5 systems to Biosphere Asia Pacific’s Chinese clients.

The Company received $7,000,000 in fiscal 2004 towards the balance of $14,400,000 receivable on its Kuwat contract. The Company has received no payment on the receivable in 2005 or 2006 as delivery was suspended due to the increasing political instability in the Lebanon. The company has established a 100% valuation reserve for the receivable of USD$7,400,000.

V. Write down of Investment in Subsidiary.

During the year the company issued 13,125,000 shares of common stock for a 31% stake in International Environmental Energy Corp. The shares were valued at $.80 per share for a total investment of $10,500,000. Due to the inherent uncertainties with start up entities the company has decided to create a 100% reserve against this asset.

Item 7.     Financial Statements.

The following Selected Financial Information relates solely to the Company’s current business operations.  This information is qualified in its entirety by the detailed financial statements included herein starting on page F-1.

Selected Financial Information

	31-May-06		31-May-05

Assets
Other assets
Property, Plant & Equipment	$		$4,404
Trademarks and copyrights		$2,500	$2,500
Equipment deposit		$27,450,100	$27,450,100
Valuation Reserve against equipment deposit		$(27,450,100)
Total Assets		$2,500	$27,456,904
Total Current Liabilities		$227	$1,677,465
Bonds, Mortgages & Debt
Net of Current Portion		$55,612,138	$42,151,623
Preferred Stock – par		$0	$0
Common Stock – par		$134,092	$98,119
Additional paid in capital in excess of par		$48,781,968	$33,124,613
Accumulated deficit		$(104,525,925)	$(49,594,915)
Total Liabilities & Shareholders’ Equity		$2,500	$27,456,904
Sales of Tangible Products	$		$0
Cost of Tangible Goods Sold	$		$0
Total Administrative Expenses		$15,855,789	$18,258,302
Stock Based Compensation		$382,500
Valuation reserve for settlement receivable	$		$7,750,000
Equipment deposit expense		$27,450,100	$0
Write down of investment in subsidiary		$10,500,000	$0
Other Income and Expenses		$0	$0
Interest Expense		$742,621	$491,782
Gain (Loss) from Continuing Operations		$(54,931,010)	$(26,500,084)
Net Income (Loss)		$(54,931,010)	$(26,500,084)
Income (Loss) Per Share-Basic		$(.94)	$(0.67)
Income (Loss) Per Share-Diluted		$(.94)	$(0.67)

PART III

Item 9.     Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act.

(a) and (b) Identification of directors and executive officers.

The following identification of officers and directors, including biographies, set forth the present officers and directors:

Name	Age	Position

Dr. Christopher A. McCormack	44	Chairman of the Board Chief Executive Officer and Director
Mr. Salim Ghafari	45	Vice President, Chief Financial Officer, and Director
Mr. Thomas Kessler	64	Company Secretary and Director

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

There is a corporate governance committee for compensation and audit. The members are Thomas Kessler, Salim Ghafari and Dr. Christopher McCormack. Election to the board of directors is for a period of one year and elections are ordinarily held at the Company’s annual meeting of shareholders. The board of directors has regular meetings once a year, after the annual meeting of shareholders, for the purpose of electing the officers of the Company.

Profiles of Officers and Directors:

Dr. Christopher A. McCormack, Chairman Chief Executive Officer and Director.

Dr.  Christopher  A. McCormack was in addition to his position with the Company, Chris was the Chief  Executive  Officer of Maxol & CB  Biofuels  and the  inventor  of the DiGenter   Process™9  for BioEthanol™10   production  from  biomass.  Dr. McCormack also serves as a strategic management consultant and Managing Director of McCormack Consultants. Dr. McCormack was educated at University College, Dublin, and the National University of Ireland, (B.Sc., 1st Class Hons, 1995, Ph.D., 1997).  Dr McCormack is a postdoctoral alumnus of the University of California at Berkeley and holds an N.I.H.C.  awarded by the National Institutes of Health,  Bethesda MD., and is both a  distinguished  Fulbright  Scholar and a Fogarty Fellow, with elected  memberships to both the Physiological  Society and the  Association  for  Research in Vision and  Ophthalmology.  In  addition,  Dr McCormack  has  previously  been  commended by the Nuffield  Foundation  and the American  Physiological  Society  and is the  author of over 100  technical  and scientific  contributions,  including  several  patents  for the  production  of ethanol as a green fuel  alternative  from  biomass,  surpluses  and other waste materials.  Dr McCormack’s business experience stems from a firm commitment to the environment  and an overriding  conviction to socially  responsible  company development and management.

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

(f) Other Involvement in Certain Legal Proceedings.

On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. The Company in April of 2005 had authorized a dividend of all of the shares of Global Environmental Energy Corp (Delaware) to the existing shareholders of the Company.  The dividend was to have been completed in June 2005.  The divided was not completed due to the filing of the reorganization by Global Environmental Energy Corp Delaware (GEEC). The company Global Environmental Energy Corp (Nassau) has never been served with nor has it ever participated in any legal proceeding or action, nor is the company aware of any issue that might adversely affect its evaluation of the ability and integrity of any director or executive officer during the past five years.

Item 10.  Executive Compensation.

The following table sets forth information relating to remuneration received by officers and directors as of May 31, 2006, the end of the Company’s most recent fiscal year, as well as indicating the compensation agreements for fiscal 2005:

		Annual Compensation		Long Term Compensation

Name and Principal Position		Salary	Bonus	Restricted Share Awards	All Other Compensation

	2006	546,977	382,200		761,175
Dr.Christopher	2005	$520,931	$364,000		$603,500
McCormack	2004	$520,931	$0		$25,000
	2003	$520,931	$428,639		$0
Tom Kessler	2006	138,916
	2005	$138,916	$0		$12,000
Salim Ghafari	2006	145,860
	2005	$138,915	$0		$12,000
	2004	$138,915	$0		$0
	2003	$138,915	$0		$0
	2002	$138,915	$0		$12,000

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

(2)

With respect to key employees, as part of their compensation package the Company granted then certain Warrants to purchase shares of the Company’s common stock.  These Warrants were all granted in November 2000 when these persons joined the Company and are each exercisable at a price of $0.13 per shares.  Each Warrant represents the right to buy one share of the Company’s common stock.  Neither the Warrants nor the shares underlying the Warrants have been registered under the Act.

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

Item 11 .     Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth at May 31 2006,  the stock  ownership of each person  known by the Company to be a  beneficial owner of five per cent (5%) or more of the Company’s Common Stock,  individually and as a group.

Name and Address	Relationship to Company	Number of shares	Percentage of class (1)

Dr. Christopher McCormack PO Box AP59205-S3315 Nassau Bahamas.	Officer, Director	3,194,204	4.76%
Salter Overseas SA Genève Switzerland		6,559,914	9.78%
International Environmental Energy Corp, Hopewell Centre, 183 Queens Road Hong Kong		11,125,000	16.59%

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

The Company employs the services of Kevin McCormack and Brendan McCormack as consulting engineers, both persons are related to the Company’s president.

The Company has ten year compensation agreements with nine officers and employees beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years 2 through 10. Certain of the employees will receive a base monthly unaccountable expense allowance that increases 5% per year in years 2 through 10.  Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit.  Additionally certain of the employees were awarded share options as part of their original contracts with an exercise price of USD$0.13 per share. These options with an exercise price of USD$0.13 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates.

          Remaining commitments under the employment contracts are as follows:

Year Ending May 31,	Salaries	Unaccountable Expenses	Bonus	Pension	Total

2007	$2,476,167	$1,448,665	$1,426,182	$2,424,988	$7,776,002
2008	2,599,975	1,521,098	1,497,491	2,546,238	8,164,802
2009	2,729,974	1,597,153	1,572,366	2,673,549	8,573,042
2010	2,866,473	1,677,011	1,650,984	2,807,227	9,001,695
2011	3,009,797	1,760,862	1,733,533	2,947,588	9,451,780
Thereafter	12,672,749	7,414,108	7,299,043	12,410,820	39,796,720

	$26,355,135	$15,418,897	$15,179,599	$25,810,410	$82,764,041

The compensation agreements also call for the issuance of options as follows:

Employee	Options Per Year (a)	Total Options	Option Exercise Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/16 - 2/28/26
Related parties	2,000,000	20,000,000	$0.13	2/28/16 -2/28/26
3 others	3,000,000	30,000,000	$0.13	2/28/16 - 2/28/26

(a) Vesting begins February 28, 2006

Item 13.     Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a)	The exhibits required to be filed herewith by Item 601 of Regulation S-B, as described in the following index of exhibits, are incorporated herein by reference, as follows:

(b)

Exhibit No.	Description

31.1 *	Certification by Chief Executive Officer pursuant to 18 U.S.C. 1350.

32.1 *	Certification by Chief Financial Officer pursuant to 18 U.S.C. 1350.

31.2 *	Certification by Chief Executive Officer pursuant to 18 U.S.C. 302.

32.2 *	Certification by Chief Financial Officer pursuant to 18 U.S.C. 302.

32.3 *	Consent of Independent Registered Public Accounting Firm

*	Filed herewith

(b)	A report on Form 8-K was filed on

3.	Certificate of Incorporation and by-laws, with all amendments thereto, filed previously as exhibit to an 8-K and incorporated herein by reference.

4.	Warrant agreement, filed previously as exhibit 10 to the registrant’s initial registration statement on form S-18 under SEC file no. 33-24483and incorporated herein by reference.

11.	Statement re: computation of per share earnings, see “Financial Statements -Statement of Operations and note 18.”

Exhibit 13.

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Environmental Energy Corp. (Bahamas) (the “Company”) on Form 20-F for the year ended May 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr Christopher McCormack, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

	By:	/s/ Dr Christopher McCormack

Chairman and Chief Executive Officer (or equivalent thereof)

13 December 2006

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Environmental Energy Corp. (Bahamas) (the “Company”) on Form 20-F for the year ended May 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Salim Ghafari , Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or  15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

	By:	/s/ Salim Ghafari

Chief Financial Officer (or equivalent thereof)

13 December 2006

Exhibit 12.

CERTIFICATION

I, Dr. Christopher McCormack, certify that:

1. I have reviewed this Annual report on Form 20F of Global Environmental Energy Corp.

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

Date: 13 December 2006

	By:	/s/ Dr Christopher McCormack

Chairman & Chief Executive Officer (or equivalent thereof)

CERTIFICATION

I, Salim Ghafari, certify that:

1. I have reviewed this Annual report on Form 20F of Global Environmental Energy Corp.

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

4. The registrant’s other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-14 and 15d- 14) for the registrant and have:

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

B) any fraud, whether or not material, that involves management or other employee

	By:	/s/ Salim Ghafari

13 December 2006		Chief Financial Officer (or equivalent thereof)

Item 14 - Principal Accountant Fees and Services.

The Company paid or accrued the following fees in each of the prior two fiscal years its principal accountant, Kempisty & Company Certified Public accountants, P.C., New York, New York in 2005 and 2006.

		Year ended May 31, 2006	Year ended May 31, 2005

(1)	Audit fees	$50,000	$50,000
(2)	Audit-related fees		10,300
(3)	Tax fees	—	—
(4)	All other fees	—	—

	Totals	$50,000	$60,300

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

The Board discussed and reviewed with the independent auditors all matters required to be discussed by auditing standards generally accepted in the United States of America, including those described in Statement on Auditing Standards No. 61, as amended, “Communication with Audit Committees”.  The Board reviewed the audited consolidated financial statements of the Company as of and for the year ended May 31, 2006, with management and the independent auditors.  Management has the responsibility for the preparation of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements.  Based on the above-mentioned review and discussions with the independent auditors and management, the Board of Directors approved the Company’s audited consolidated financial statements and recommended that they be included in its Annual Report on Form 20F for the year ended May 31, 2006, for filing with the Securities and Exchange Commission.  The Board also approved the appointment of Kempisty & Company as independent auditors.

The Company’s  principal  accountant,  Kempisty & Company Certified Public accountants, P.C.  did not engage any other  persons  or  firms  other  than  the  principal  accountant’s  full-time, permanent employees.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Environmental Energy Corp.

Date: 13 December 2006	By:	/s/ Dr. Christopher McCormack

Dr. Christopher McCormack
Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: 13 December 2006	By:	/s/ Dr. Christopher McCormack

Dr. Christopher McCormack
Chairman & Chief Executive Officer

Dated: 13 December 2006	By:	/s/ Salim Ghafari

Mr Salim Ghafari
Chief Financial Officer and Director.

1	Biosphere Process™ & Biosphere™ are copyright trademarks of McCormack Consultants.
2	Biosphere Separator™ is a copyright trademark of McCormack Consultants.
3	Biosphere Densifier™ is a copyright trademark of McCormack Consultants.
4	Biosphere Flakes™ is a copyright trademark of McCormack Consultants.
5	Biosphere Venturi™ is a copyright trademark of McCormack Consultants.
6	Biosphere Process™ & Biosphere™ are copyright trademarks of McCormack Consultants.
7	DiGenter ProcessTM is a copyright trademark of McCormack Consultants 1985.
8	BioEthanolTM is a copyright trademark of McCormack Consultants 1985.

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE – SUITE 1003 – NEW YORK, NY 10038 – TEL (212) 406-7CPA (7272) – FAX (212) 513-1930

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Global Environmental Energy Corp.

We have audited the accompanying consolidated balance sheet of Global Environmental Energy Corp. and subsidiaries (“the Company”) as of May 31, 2006 and the related statements of operations, changes in stockholders’ (deficit) and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Environmental Energy Corp. and Subsidiaries at May 31, 2006 and the results of its’operations and its cash flows for each of the years in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

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

Kempisty & Company
Certified Public Accountants P.C.
New York, New York
November 9, 2006

Global Environmental Energy Corp
Balance Sheet
May 31, 2006

31-May-06

ASSETS
Other assets:
Equipment deposit	$27,450,100
Valuation Reserve against equipment deposit	(27,450,100)
Trademarks and copyrights	2,500

Total assets	$2,500

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Bank overdraft	$227

Total current liabilities	$227
Long-term liabilities
Salaries & benefits payable	$30,254,581
Notes payable to shareholders	$18,462,318
Deferred sales	$350,000
Payable to shareholder	6,545,239

Total liabilities	$55,612,365
Shareholders’ (deficit) :
Series A preferred stock, one share convertible to one share of common; no stated dividend, par value $0.001, 10,000,000 shares authorized 0 issued	—
Series B preferred stock, one share convertible to one share of common; no stated dividend, par value $0.001, 16,000,000 shares authorized, 0 issued.	—
Common stock, $.002 par value; authorized 100,000,000 shares, issued and outstanding, 67,045,916 and 49,058,921 at May 31, 2006 and 2005, respectively	134,092
Additional paid in capital	48,781,968
Accumulated deficit	(104,525,925)

Total shareholders’ (deficit)	(55,609,865)

Total liabilities and shareholders’ (deficit)	$2,500

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp.
Statements of Operations
For the Years Ended May 31, 2006 and May 31, 2005

	31-May-06	31-May-05

Sales revenues	$0	$0
General and administrative expenses:
Consulting fees	14,918,197	16,231,672
Administrative expenses	933,188	2,015,033
Depreciation expense	4,404	11,597
Stock Based Compensation	382,500
Equipment deposit expense	27,450,100	0
Write down of investment in subsidiary	10,500,0000
Valuation reserve for settlement receivable		7,750,000

Total general and administrative expenses	54,188,389	26,008,302

Net loss from continuing operations	(54,188,389)	(26,008,302)
Other (expense):
Interest expense	(742,621)	(491,782)

Net loss before tax provision	$(54,931,010)	$(26,500,084)
Provision for income taxes	0	0

Net loss	$(54,931,010)	$(26,500,084)

Basic and fully diluted net loss per common share:
Loss from continuing operations	$(.94)	$(0.67)

Weighted averaged shares outstanding	58,408,951	39,702,381

The accompanying  notes are an integral  part of these  consolidated  financial statements.

Global Environmental Energy Corp.
Statements of Changes in Cash Flows
For the Years Ended May 31, 2006 and May 31, 2005

	31-May-06	31-May-05

Operating Activities:
Net loss from operations	$(54,931,010)	$(26,500,084)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,404	11,597
Shares issued for services	4,810,829	9,570,736
Valuation reserve for settlement receivable		7,750,000
Employee stock options expense	382,500
Equipment deposit expense	27,450,100
Write down of investment in subsidiary	10,500,000
Changes in operating assets and liabilities:
Current Liabilities	(1,677,250)	491,782
Notes payable	765,447
Salaries payable	9,282,839	6,633,131
Payable to shareholder	3,412,229	2,124,198
Bank overdraft	(191)	(81,678)

Net cash used in operating activities	(103)	(317)

Net cash increase in cash from continuing operations		(317)
Cash balance at the beginning of the year	103	103

Cash balance at end of the year	$0	$(214)

Supplemental disclosures of cash flow information:
Interest paid in cash during the year	$0	$0
Non-cash financing activities:
Issuance of common stock for investment in affiliate	$10,500,000	$0

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp.
Statements of Changes in Stockholders’ (Deficit)
For the Years Ended May 31, 2006 and May 31, 2005

	Preferred B		Common
					Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ (Deficiency)
	Number Of Shares	Par Value	Number Of Shares	Par Value

BALANCE, June 1, 2004	1,608,003	1,608	35,454,621	70,910	23,635,578	(23,094,832)	613,264
Prefd shares returned for minority interest	(1,608,003)	(1,608)	0	0	(454,492)	0	(456,100)
Shares issued for compensation	0	0	7,496,039	14,993	9,555,743	0	9,570,736
Shares issued for debt conversion	0	0	4,230,156	8,460	391,540	0	400,000
5% stock dividend	0	0	1,878,105	3,756	(3,756)	0	0
Net income (loss)	0	0	0	0	0	(26,500,084)	(26,500,084)

ENDING BALANCE, May 31, 2005	0	$0	49,058,921	$98,119	$33,124,613	$(49,594,916)	$(16,372,184)
Shares issued for compensation	0	0	4,861,995	$9,724	$719,575		$729,299
Shares issued for investment in affiliate	0	0	13,125,000	$26,250	$10,473,750		$10,500,000
Value of stock warrants issued for services	0	0	0	$0	$4,081,530		4,081,530
Stock Options							382,500
Net income (loss)	0	0	0	$0	$0	$(54,931,010)	(54,931,010)

ENDING BALANCE, May 31, 2006	0	0	67,045,916	$134,092	$48,399,468	$(105,616,582)	(55,609,865)

Global Environmental Energy Corp
Notes to  Financial Statements
May 31, 2006 and 2005

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

Deposit receivable and Settlement receivable- The Company provides, through charges to income, a charge for bad debt expense, which is based upon management’s evaluation of numerous factors.  These factors include economic conditions, a predictive analysis of the outcome of the current portfolio and prior credit loss experience, and the degree to which the receivable is secured by liens on assets.  The Company has established a 100% valuation reserve for these assets.

Property and Equipment- Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset which approximates three years. Expenditures for major repairs that extend the useful life of the asset are capitalized.  Minor repair expenditures are charged to expense as incurred.

Minority Investments- The Company owns controlling interest in Biosphere Development Corp (Nassau) and Sahara Petroleum Exploration Corp (Nassau). Biosphere Development Corp (Nassau) owns 31% of Hong Kong based Biosphere Asia Pacific and 31% of Hong Kong based International Environmental Energy Corp. The Company may purchase non controlling interests in entities that purchase the Biosphere machine. The Company accounts for these investments using the equity method.  Accordingly, the investment is recorded at cost and adjusted for the Company’s pro rata share of income or losses incurred by the investee for the fiscal year. Funds received from the investment are first applied to the investment balance and then to other income in the statement of operations.

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

Global Environmental Energy Corp Delaware Operations- In May of 2005 Global Environmental Energy Corp Delaware (GEEC) filed for bankruptcy protection. In April of 2005 the Company had authorized a dividend of all of the shares of Global Environmental Energy Corp Delaware (GEEC) to the existing shareholders of the Company.  The dividend was to have been completed on May 29, 2005.  The dividend was not completed due to the filing of the bankruptcy by Global Environmental Energy Corp Delaware.

     Principals of Consolidation  - We account for our business combinations based on the purchase method of accounting. The purchase method of accounting requires us to fair value the tangible net assets and identifiable intangible assets acquired. The fair values are based on available information and current economic conditions at the date of acquisition. The fair values may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers. These fair value estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. Such different fair value estimates could affect future earnin gs through different values being utilized for the disposition or amortization of the underlying assets and liabilities acquired.

Reclassifications- Certain prior year amounts have been reclassified to conform to the 2006 presentation.

Recent accounting pronouncements- In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R establishes accounting guidance for share-based payments and transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently re-measured. Liability-classified awards are re-measured to fair value at each balance sheet date until the award is settled. SFAS 123R originally applied to all awards granted after July 1, 2005, and to awards modified, repurchased, or cancelled after that date. In April 2005, the U.S. Securities and Exchange Commission (SEC) issued a release allowing postponement of the effective date of SFAS 123R.

     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 did not have a material impact on the company’s financial statements.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for our financial statements issued related to the fiscal year beginning August 1, 2008, and interim periods within that year. We are currently evaluating the effect, if any, that the adoption of this standard will have on our consolidated financial statements.

     In September 2006, the SEC issued SEC Staff Accounting Bulletin (“SAB”) No. 108, “Financial Statements — Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how a registrant should quantify the effect of an error in the financial statements for purposes of assessing materiality and requires that the effect be computed using both the current year income statement perspective (“rollover”) and the year end balance sheet perspective (“iron curtain”) methods for fiscal years ending after November 15, 2006. If a change in the method of quantifying errors is required under SAB No. 108, this represents a change in accounting policy; therefore, if the use of both methods results in a larger, material misstatement than the previously applied method, the financial statements must be adjusted. SAB No. 108 allows the cumulative effect of such adjustments to be made to opening retained earnings upon adoption. The adoption of SAB No. 108 did not have an effect on our consolidated financial statements.

2.     Going Concern

The  accompanying  financial  statements  have been prepared in conformity  with generally  accepted  accounting  principles  which  assume that the Company will continue on a going concern  basis,  including,  the  realization  of assets and liquidation  of  liabilities  in the  ordinary  course  of  business.  There are significant  uncertainties  with  regard to the  Company’s  ability to  generate sufficient  cash flows  from  operations  or other  sources to meet and fund its commitments  with regard to existing  liabilities  and recurring  expenses.  The Company intends to finance future operations from the proceeds of a subscription agreement for the sale of shares of common stock and an additional letter of credit obtained from the lender. These factors, along with the uncertainty expressed in Note 8, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3.     Fair Values of Financial Instruments

The carrying amounts of the salaries and benefits payable,  notes payable to shareholders and other payables reported in the balance sheet  approximate fair value as these instruments bear interest at terms that would be available with similar transactions with other third parties.

4.     Net Loss per Share

The Company applies SFAS No. 128, “Earnings Per Share”.  Basic loss per share (“LPS”) is computed using the weighted average number of common shares outstanding during the period.  Diluted LPS is computed using the weighted average number of common and dilutive potential common shares outstanding during the period.  Dilutive potential common shares consist of common stock issueable upon exercise of stock options and warrants using the treasury stock method.  No adjustments to earnings were made for purposes of per share calculations.  The Company has reported a net loss for the fiscal years ended May 31, 2006and 2005.  As a result, 9,043,750 shares of common stock, which may be issued upon the conversion of Convertible Preferred Stock A and B shares, or exercise of options have been excluded from the calculation of diluted loss per share for both fiscal years ended May 31, 2006 and 2005, because their inclusion would be anti-dilutive.

Options to purchase 31,543,750 of common stock at May 31, 2006 as compared to 9,043,750 at May 31, 2005.  Preferred stock convertible into 0 and 1,608,000 shares of common stock was also outstanding at May 31, 2005 and 2004.  The share equivalents of the options and convertible preferred outstanding were not included in the computation of diluted  earnings per share because their effect would have been anti-dilutive.

5.     Common Stock Options

As part of compensation to employees and consultants, the Company granted common stock options during fiscal year 2001 and fiscal year 2003 & 2004.  The Company has no formal stock option plan for its employees.  The following table summarizes common stock options outstanding from June 1, 2002 to May 31, 2006.

	Amount	Wgtd Avg Exercise Price	Wgtd Avg Years to Maturity

Outstanding at May 31, 2004	9,043,750

Issued	0
Expired	0
Exercised	0
Outstanding at May 31, 2005	9,043,750	0.16	0.71
Issued	22,500,00	5.83	0
Expired	0
Exercised	0
Outstanding at May 31, 2006	31,543,750	4.20	0.71

During fiscal year May 31, 2005, the Company issued 0 warrants.  As a result, the company did not need to record any consulting expense in the statement of operations.

During fiscal year May 31, 2006, the Company issued 8,000,000 warrants exercisable at $.13 per share of common stock.  As a result, the company recorded  salary based compensation expense of $382,500 in the statement of operations.

In August 2005 the company granted to the Shenzhen Branch of Yankuang Group Co., Ltd., or any other party designated by Shenzhen Branch of Yankuang Group Co., Ltd.,  the option to purchase one million five hundred thousand (1,500,000) shares of Global Environmental Energy Corp.,  at USD$0.558 per share. As a result, the Company recorded $1,266,822 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

In August 2005 the company granted to Hong Kong based Prosper Commercial Company Limited or its registered assigns the option to purchase six million five hundred thousand (6,500,000) shares of Global Environmental Energy Corp., to be exercised according to the following price schedule:

Exercise Price	Number of shares

USD
$1.00	250,000
$1.50	250,000
$2.00	500,000
$2.50	500,000
$3.00	500,000
$4.00	500,000
$5.00	500,000
$6.00	500,000
$7.00	500,000
$8.00	500,000
$9.00	500,000
$10.00	500,000
$20.00	250,000
$30.00	250,000
$35.00	250,000
$40.00	250,000

6,500,000

As a result, the Company recorded $2,814,020 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

In January 2006 the company granted to Singapore based Wister Associated Inc, a Panamanian Corporation (No. 9262) Organised under the General Corporation Law of Panama with its offices at 53rd Street, Urbanizacion Obarro, Swiss Tower, 16th Floor, Panama, Republic of Panama or its registered assigns the option to purchase six million five hundred thousand (6,500,000) shares of Global Environmental Energy Corp., to be exercised according to the following price schedule:

Exercise Price	Number of shares

USD
$1.00	250,000
$1.50	250,000
$2.00	500,000
$2.50	500,000
$3.00	500,000
$4.00	500,000
$5.00	500,000
$6.00	500,000
$7.00	500,000
$8.00	500,000
$9.00	500,000
$10.00	500,000
$20.00	250,000
$30.00	250,000
$35.00	250,000
$40.00	250,000

6,500,000

As a result, the Company recorded $627 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

As a result of these transactions, the company recorded consulting expense of $4,081,530 in the statement of operations for the fiscal year ended May 31, 2006.

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

6.     Global Environmental Energy Corp Delaware Operations

On April 28th 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28th 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) owned by Global Environmental Energy Corp (Bahamas) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) as of May 28th 2005. As part of the minutes approving the dividend the Company confirmed the assets of Delaware remained in Delaware rescinding the intention of the Board to dividend the assets of Delaware to Sahara and Biosphere.

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

The intended dividend of Global Environmental Energy Corp (Delaware) will be reviewed by the Board of Global Environmental Energy Corp (Bahamas) subject to Global Environmental Energy Corp (Delaware)’s successful reorganisation.

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

The Company received $7,000,000 in fiscal 2004 towards the balance of the receivable. The Company has received no payment on the receivable in 2005 or 2006 as delivery was suspended due to the increasing political instability in the Lebanon. The company has established a 100% valuation reserve for the receivable.

8.     Valuation Reserves

The now extended delays in the delivery of systems to US clients, compounded by uncertainties arising from delays in the Chapter 11 reorganisation process and the ongoing failure of US clients to meet contractual requirements have prompted the company to question the realize ability of the $27,450,000 deposit and consequently to establish a 100% reserve for this amount. In the possible eventuality that US clients continue to fail to meet contractual requirements, the company has as of the date of this report asked its manufacturing vendor to assess the remanufacture of the 5 US specified systems to meet Chinese client standards, thereby allowing for the potential sale of the 5 systems to Biosphere Asia Pacific’s Chinese clients.

The Company received $7,000,000 in fiscal 2004 towards the balance of $14,400,000 receivable on its Kuwat contract. The Company has received no payment on the receivable in 2005 or 2006 as delivery was suspended due to the increasing political instability in the Lebanon. The company has established a 100% valuation reserve for the receivable of USD$7,400,000.

During the year the company issued 13,125,000 shares of common stock for a 30% stake in International Environmental Energy Corp. The shares were valued at $.80 per share for a total investment of $10,500,000. Due to the inherent uncertainties with start up entities the company has decided to create a 100% reserve against this asset.

9.     Property and Equipment

A summary of property and equipment is as follows:

	31-May-06	31-May-05

Office equipment	$47,122	$47,122
Accumulated depreciation	(47,122)	(42,718)

Total	$0	$4,404

Depreciation for the years ended May 31, 2006 and 2005 amounted to $ 0 and $4,404 respectively.

10.     Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

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

11.     Commitments and Contingencies

The Company has ten year compensation agreements with nine officers and employees beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years 2 through 10. Certain of the employees will receive a base monthly unaccountable expense allowance that increases 5% per year in years 2 through 10.  Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit.  Additionally certain of the employees were awarded share options as part of their original contracts with an exercise price of USD$0.13 per share. These options with an exercise price of USD$0.13 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates.

Remaining commitments under the employment contracts are as follows:

Year Ending May 31,	Salaries	Unaccountable Expenses	Bonus	Pension	Total

2007	$2,476,167	$1,448,665	$1,426,182	$2,424,988	$7,776,002
2008	2,599,975	1,521,098	1,497,491	2,546,238	8,164,802
2009	2,729,974	1,597,153	1,572,366	2,673,549	8,573,042
2010	2,866,473	1,677,011	1,650,984	2,807,227	9,001,695
2011	3,009,797	1,760,862	1,733,533	2,947,588	9,451,780
Thereafter	12,672,749	7,414,108	7,299,043	12,410,820	39,796,720

	$26,355,135	$15,418,897	$15,179,599	$25,810,410	$82,764,041

The compensation agreements also call for the issuance of options as follows:

Employee	Options Per Year (a)	Total Options	Option Exercise Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/16 - 2/28/26
Related parties	2,000,000	20,000,000	$0.13	2/28/16 -2/28/26
5 others	3,000,000	30,000,000	$0.13	2/28/16 - 2/28/26

(a) Vesting begins February 28, 2006

12.     Income Taxes

We are organized under the laws of the Bahamas which imposes no corporate income tax.

At May 31, 2006 the Delaware Company has a U.S. federal net operating loss carry forward of $8,792,191 unchanged from and $8,792,191 at May 31, 2005.  The carry forwards expire in 2020 to 2026.  The amount available to be used in the given year will be limited by operation of certain provisions of the Internal Revenue Code.  The Company also has U.S. state net operating loss carry forward available, the utilization of which will be similarly limited.  The Company has established a valuation allowance with respect to these federal and state carry forwards.

	31-May-06	31-May-05

Deferred tax asset:
Net Operating loss carry forward	$8,792,191	$8,792,191

Total Deferred tax asset	8,792,141	8,792,191

Net future tax benefit	3,517,000	3,517,000
Valuation allowance for net deferred tax assets	(3,517,000)	(3,517,000)

13.     Related Party Transactions

During the fiscal year 2004, a shareholder loaned the Company $10,160,129 at 6.50% in order to provide financing for the construction of Biosphere machines.  The Company recorded interest expense of $742,621 in 2006 and $491,782 in fiscal year 2005.

During the fiscal year 2006 and 2005, shareholders paid for services on behalf of the Company.  The Company has recorded a payable to the shareholders of $5,476,460 in the balance sheet at May 31, 2006..  The advances are payable in December 2009 at no stated interest.

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

The Company has ten year compensation agreements with nine officers and employees beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years 2 through 10. Certain of the employees will receive a base monthly unaccountable expense allowance that increases 5% per year in years 2 through 10.  Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit.  Additionally certain of the employees were awarded share options as part of their original contracts with an exercise price of USD$0.13 per share. These options with an exercise price of USD$0.13 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates.

Remaining commitments under the employment contracts are as follows:

Year Ending May 31,	Salaries	Unaccountable Expenses	Bonus	Pension	Total

2007	$2,476,167	$1,448,665	$1,426,182	$2,424,988	$7,776,002
2008	2,599,975	1,521,098	1,497,491	2,546,238	8,164,802
2009	2,729,974	1,597,153	1,572,366	2,673,549	8,573,042
2010	2,866,473	1,677,011	1,650,984	2,807,227	9,001,695
2011	3,009,797	1,760,862	1,733,533	2,947,588	9,451,780
Thereafter	12,672,749	7,414,108	7,299,043	12,410,820	39,796,720

	$26,355,135	$15,418,897	$15,179,599	$25,810,410	$82,764,041

The compensation agreements also call for the issuance of options as follows:

Employee	Options Per Year (a)	Total Options	Option Exercise Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/16 - 2/28/26
Related parties	2,000,000	20,000,000	$0.13	2/28/16 -2/28/26
3 others	3,000,000	30,000,000	$0.13	2/28/16 - 2/28/26

(a) Vesting begins February 28, 2006

14.     Common Stock Transactions

During fiscal year 2006 the company issued 13,125,000 shares of common stock for its 31% investment in Hong Kong based International Environmental Energy Corp in December 2005, valued at $1.00 per share, and 4,861,995 shares of common stock for services valued at $0.15 per share.

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Environmental Energy Corp. (the “Company”) on Form 20-F for the year ended May 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr Christopher McCormack, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

	By:	/s/ Dr Christopher McCormack

Chairman & Chief Executive Officer (or equivalent thereof)

13 December 2006

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Environmental Energy Corp. (the “Company”) on Form 20-F for the year ended May 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Salim Ghafari, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

	By:	/s/ Salim Ghafari

Chief Financial Officer (or equivalent thereof)

13 December 2006