Form 20-F
period 2007-05-31
GLOBAL ENVIRONMENTAL ENERGY COPORATION
filed 2008-01-16
CIK 840823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Dateof event requiring this shell company report _______________

For the transition period from ______________ to ______________

Commission file number 0-32861

GLOBAL ENVIRONMENTAL ENERGY CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Bahamas
(Jurisdiction of incorporation or organization)

P.O. Box CB-13277, Cable Beach, Nassau, Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 115,031,618

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

GLOBAL ENVIRONMENTAL ENERGY CORP.

i

Introductory Note

In this Annual Report, the “Company”, “Global” and the terms “we”, “us”, “our” and similar terms refer to Global Environmental Energy Corp. (organized in The Bahamas) and its consolidated subsidiaries, unless the context otherwise requires.

Forward-Looking Statements

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs and assumptions made by the Company’s management as well as information currently available to the management. When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are discussed in this report under the caption “Risk Factors” in Part I, Item 3 “Key Information”. The Company does not intend to update these forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The selected financial data set forth for the years ended May 31, 2007, 2006, 2005, 2004 and 2003 are derived from the Company’s audited consolidated financial statements and relate solely to the Company’s current business operations. The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

	2007	2006	2005	2004	2003

Revenues	-	-	-	-	-
General and administration expenses	23,159,781	54,188,389	26,008,302	9,622,974	19,854,678
Net loss from continuing operations	23,159,781	54,188,389	26,008,302	9,622,974	19,854,678
Interest expense	1,172,404	742,621	491,782	1,093,578	491,407
Net Loss	24,332,185	54,931,010	26,500,084	9,511,374	19,924,884
Net loss per share from continuing operations	0.31	0.94	0.67	0.35	0.97
Shares outstanding	115,031,618	67,045,916	49,058,921	35,454,621	25,279,655
Total Assets	2,500	2,500	27,456,904	35,674,704	16,868,261
Total Current liabilities	780,368	227	1,677,465	1,758,928	902,263
Total Long-term Liabilities	70,771,723	55,612,138	42,151,623	33,302,512	13,704,346
Common stock	230,065	134,093	98,119	70,910	50,560
Preferred stock	-	-	-	1,608	1,854
Accumulated Deficit	128,858,111	104,525,926	49,594,915	23,094,832	13,583,458

Risk Factors

In addition to other information and financial data set forth elsewhere in this report, the following risk factors should be considered carefully in evaluating the Company.

LIMITED OPERATING HISTORY. We have a limited operating history and our future operating results will depend upon many factors, including,

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

LIKELIHOOD OF LOSING INVESTMENT. At this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their investment. Because the nature of our business is expected to change as a result of shifts in available technologies, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance. Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares trading on the OTC Bulletin Board. Investors may find it difficult to sell their shares on the OTC Bulletin Board.

NEED FOR ADDITIONAL CAPITAL. If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless. We will require substantial additional capital to develop our biosphere business as well as for the potential Sahara acquisitions and/or developments of other oil / gas producing properties. Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in projects or biosphere sales at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

DEPENDENCE ON CHIEF EXECUTIVE OFFICER. We are heavily dependent on Dr CA McCormack, our CEO, President and Chairman, both technically and financially. The loss of Dr CA McCormack, whose knowledge, leadership, technical expertise and finance upon which we rely, would harm our ability to execute our business plan. Our success depends heavily upon the continued contributions of Dr CA McCormack, whose knowledge, leadership and technical expertise would be difficult to replace. Our success is also dependent on our ability to retain and attract experienced engineers, and other technical and professional staff. We do not maintain any key person insurance on Dr CA McCormack. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Dr CA McCormack.

OUR BUSINESS IS SUBJECT TO VARIOUS OPERATING RISKS. The MSW recycling business, biosphere manufacturing and power generation, are all businesses that involve numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses. Our operations and activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful manufacture and deployment of a biosphere system does not ensure a profit on investment. A variety of factors, both local and market-related, can cause an operational biosphere to become uneconomical or only marginally economical.

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

RISKS PERTAINING TO OUR OPERATIONS IN CHINA. As we commence operations in China through our joint ventures the unavailability or high cost of equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget.

OUR BUSINESS IS SUBJECT TO COMPLEX LAWS AND REGULATIONS. We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business. Development, production, sale and operation of biosphere systems in all countries are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

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

FACTORS BEYOND OUR CONTROL. The potential profitability of biosphere operations depends upon factors beyond the control of our company. For instance, world prices and markets for electrical power are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE OPERATIONS. Our auditors’ opinion on our May 31, 2007 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern. As reflected in the accompanying financial statements, the Company incurred net losses of $24,332,185, $54,931,010 and $26,500,084 for the years ended May 31, 2007, 2006 and 2005 respectively and an accumulated deficit of $128,858,111 at May 31, 2007. There are significant uncertainties with regard to the Company’s ability to generate sufficient cash flows from operations or other sources to meet and fund its commitments with regard to existing liabilities and recurring expenses. The Company intends to finance future operations from the proceeds of a subscription agreement for the sale of shares of common stock and an additional financing from the stockholders'. The loans/advances received from stockholders' are not payable in the next twelve months. Further, interest on loans/advances from stockholders' has been accrued and no payments have been made to date. Based on the financial position of the Company and its inability to generate cash from operations, the stockholders' have agreed to the repayment after the Company begins to generate future cash flows. These factors, raise substantial doubt about the Company’s ability to continue as a going concern.

ENFORCEMENT OF JUDGMENTS AGAINST US MAY BE DIFFICULT. Because we are organized under the Bahamian International Business Companies Act, 2000, enforcement of civil liabilities against us or our officers or directors may be difficult or impossible from outside the jurisdiction of the Commonwealth of the Bahamas. We are a corporation organized under the Bahamian International Business Companies Act, 2000. All of our directors and officers reside outside the United States of America. Because all of our assets and the assets of these persons are located outside the United States, it may be difficult for an investor to sue, for any reason, us or any of our officers or directors outside the United States. If an investor was able to obtain a judgment against us or any of our officers or directors in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in the Commonwealth of the Bahamas or elsewhere.

COMPETITION. We may not be able to compete with current and potential waste to energy companies, some of whom have greater financial resources and experience than we do. The waste to energy business is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

LOSSES ARE EXPECTED TO CONTINUE. We expect losses to continue in the future because we as of the date of this report no revenue to offset losses. Based upon the fact that we currently do not have any operational projects from which to derive revenue, we expect to incur additional operating losses in next 12 months. The operating losses will occur because there are expenses associated with the acquisition and development of projects. Failure to generate revenues may cause us to go out of business. We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

OUR SECURITIES ARE HIGHLY SPECULATIVE. Due to our limited operating history, our securities must be considered highly speculative. We are engaged in the business of commercially exploiting the biosphere process system through Biosphere Development Corp, and to a lesser extent in exploring and, if warranted and feasible, developing natural gas and oil properties through Sahara Petroleum Exploration Corp. Sahara is currently without properties and without known reserves of natural gas and oil. Biosphere has to date not generated any appreciable revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon the success of our contemplated biosphere projects and upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any substantial revenues, we will have to raise additional monies through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

WE MAY ISSUE ADDITIONAL SHARES; DILUTIVE EFFECT. There are significant risks relating to our common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value. Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

WE ARE SUBJECT TO THE PENNY STOCK RULES. Our common shares are subject to the “Penny Stock” Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

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

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction

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

LACK OF INFORMATION ABOUT US.  We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”. We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

NO DIVIDENDS. Because we do not intend to pay any cash dividends on our Common shares, our stockholders will not be able to receive a return on their shares unless they sell them. Whereas we retain the right to pay cash dividends we intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

DIFFICULTY IN BRINGING AND ENFORCING ACTIONS. Because all of our assets and all of our officers and directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors. All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of the Commonwealth of the Bahamas would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Bahamian courts would have jurisdiction to hear original actions brought in the Bahamas against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

Item 4. Information on the Company.

Background

Global Environmental Energy Corp’s (Bahamas) (the “Company” or “Global”) was formed to become a fully integrated energy company whose interests include traditional oil and gas exploration and production, alternative energy sources, environmental infrastructure and electrical micro-power generation through it subsidiaries.

In May 2004 the Board of Global Environmental Energy Corp (Delaware) (a Delaware Corporation) (No. 2147580) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28, 1978) approved the formation and incorporation of Global Environmental Energy Corp (Bahamas).  Global Environmental Energy Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) incorporated on June 24, 2004 under the Bahamian International Business Companies Act, 2000.

In August 2004 Life Energy & Technology Holdings, Inc (Delaware) (No. 2147580) authorized by Board Resolution a name change for the Company to Global Environmental Energy Corp (Delaware) (No. 2147580) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans Louisiana. Accordingly there were then two companies named Global Environmental Energy Corp., operating in Nassau, Global Environmental Energy Corp (Delaware), (a Delaware Corporation) (No. 2147580) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28, 1978) and Global Environmental Energy Corp (Bahamas) a Bahamian Corporation (No. 134791 B) incorporated on June 24, 2004

On September 1, 2004 Global Environmental Energy Corp (Delaware) (No. 2147580) OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) (No. 134791 B)completed a one for one share exchange. Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) (No. 2147580) became a private company and a wholly own subsidiary by Global Environmental Energy Corp (Bahamas) (No. 134791 B). On May 19, 2005 Global Environmental Energy Corp (Delaware) (No. 2147580) commenced its reorganization in New Orleans Louisiana.

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

On March 11, 2005 Global paid its shareholders a stock dividend in Sahara Petroleum Exploration Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Sahara Petroleum Exploration Corp for every 100 shares of Global that they held on the record date January 15, 2005.

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

On March 11, 2005 Global paid its shareholders a stock dividend in Biosphere Development Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Biosphere Development Corp for every 100 shares of Global that they held on the record date January 11, 2005.

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

On February 25, 2005, Global Environmental Energy Corp (Bahamas) (No. 134791 B) received notification from the NASD to begin trading as a foreign corporation. Global Environmental Energy Corp (Bahamas) (No. 134791 B) was issued with both a new trading symbol GEECF and a CINS number P 477255 10 9 which denotes a foreign company trading on the NASDAQ OTC-BB.

On April 28, 2005 Global Environmental Energy Corp (Bahamas) (No. 134791 B) announced its intention to dividend Global Environmental Energy Corp (Delaware) (No. 2147580) to the shareholders of Global Environmental Energy Corp (Bahamas) (No. 134791 B), with a record date of May 28, 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) (No. 2147580) owned by Global Environmental Energy Corp (Bahamas) (No. 134791 B) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) (No. 134791 B) as of May 28, 2005.

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) was to have owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19, 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28, 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) was to have been paid with record date of May 28, 2005, to shareholders of record on that date pending approval of the chapter 11 reorganization of Global Environmental Energy Corp (Delaware). Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

On March 11, 2005 Global paid its shareholders a stock dividend in Global Environmental Energy Corp (Bahamas) stock. Shareholders in Global received 5 shares of Global Environmental Energy Corp (Bahamas) for every 100 shares of Global that they held on the record date January 7, 2005.

Subsidiaries

The Company has investments in various entities that are guided through three majority owned subsidiaries. Global Environmental Energy Corp (Delaware) is a fully owned subsidiary of the Company and as explained in the note above has proceeded to file under Chapter 7 of the Bankruptcy Code. Global Environmental Energy Corp (Delaware) has not been consolidated because of the inability of the parent Company to exercise control over the subsidiary, as it has proceeded to file for voluntary liquidation. The Company also has a controlling interest of 85% in Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas). Both these entities have been consolidated in accordance with generally accepted accounting principles in the United States of America.

Biosphere Development Corp (Bahamas), an 85% subsidiary of the Company, has investments in the following entities:

1.
Controls 31% of Biosphere Asia Pacific, a British Virgin Islands Company that operates in China for Biosphere. Biosphere Asia Pacific has investments in Biosphere Asia Pacific Company Ltd, a wholly-owned subsidiary and AnJi Environmental Biosphere Technology Co Ltd, a 51% subsidiary of Biosphere Asia Pacific. Both these subsidiaries are consolidated into the financial statements of Biosphere Asia Pacific.  The shareholders in AnJi Environmental Biosphere Technology Co., Ltd are the Shenzhen City Environmental Power Science and Technology Co., Ltd., which owns 49% of the company and Biosphere (Asia Pacific) Co., Ltd., (Company Number 679059) which own 51% of the company. The directors and board members of the company are Wu, Chuanzhen (President), Mr. Kenneth Chan (Chan Chi Ming) (Director), Dr Shi, Weilin (Director) and Ms Zhu, Xiaochun (Director). The Chinese scientist Dr Shi Weilin, of Shaoxing University has been appointed as the AnJi test facilities first Managing Director, and is responsible for bringing the plant on line. Dr Shi has been supported since 2005 by an extensive team of Chinese technical specialists, guided by the lead designer Dean Li Jianru, Chairman of the Shanxi Zhenghe Design Institute, to bring the Biosphere Process System to commercial reality in China. The Chief Engineer on site is Mr. Wang XinPing, formerly of COL China Online International Inc., and of the Shenzhen Rayes Group, and the project manager on site is Mr. Lu Zhan. Mr. Yang Qicai is in daily control of the MSW processing and fuel pelletizing operations.

2.
Controls 45% of Hong Kong based Biosphere (HK) Ltd that was formed in February 2007 to expand into the Company’s existing coal business. Biosphere (HK) Ltd has invested 40% in Shanzhen Yanfeng Coal Company and 30% in PO County Mining Coal Company. Biosphere (HK) Ltd accounts for both these investments under the equity method of accounting.

3.	Controls 31% International Environmental Energy Corp, which has had no activities as at May 31, 2007

The Company purchased non controlling interests in these entities that purchase the Biosphere machine. Sahara Petroleum Exploration Corp (Bahamas), an 85% owned subsidiary of the Company, has been inactive as of May 31, 2007.

Development of Global - History

Health-Pak Inc., (Delaware) (No. 2147580), a Delaware corporation originally formed as Morgan Windsor Ltd., in December 1987, was acquired by Life Energy and Technology Holdings Ltd., on December 4, 2000 in a share exchange that was accounted for as a reverse acquisition with Health Pak deemed to be the accounting acquirer. Thereafter Health-Pak (Delaware) was renamed Life Energy & Technology Holdings, Inc (Delaware) and the former business operations of the Health-Pak (Delaware) were conducted through its wholly owned subsidiary, Health-Pak, Inc., a New York corporation (“Health-Pak (New York)”). The business operations of the Health-Pak (New York) were discontinued by a formal plan of disposal adopted upon the merger. In November 2003 the subsidiary Health-Pak (New York) was liquidated under Chapter 7 bankruptcy provisions.

In August 2004 Life Energy & Technology Holdings, Inc (Delaware) changed its name to Global Environmental Energy Corp (Delaware) and changed its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans, Louisiana. On September 1, 2004 Global Environmental Energy Corp (Delaware) OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.

The Company was formed to become a fully integrated energy company operating through it subsidiaries, Biosphere and Sahara whose interests include traditional oil and gas exploration and production with alternative energy sources, environmental infrastructure and electrical micro-power generation. To date the Company has been best known for its Biosphere Process™ System, a unique proprietary technology to which the company holds a licence and with which the Company promotes the use of sustainable and renewable energy sources. The Company through Biosphere Development Corp subcontracts the manufacture of the Biosphere Process™ System to third parties.

The Business Overview

The Company is interested in developing two business segments. These segments are:

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

•  The Functioning of the Biosphere Process™ System

The Biosphere Process™ is most easily described in a format where it is operated using Municipal SolidWaste (MSW) as a feedstock  - although the Biosphere Process™ System operates equally well as a micro power generation system  consuming  any  waste  material, including  agricultural  or  forestry surpluses or wastes, industrial or medical waste materials or traditional fossil fuels.

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

Putrescible  materials  usually  comprise  around 20% by volume are rapidly composted and recycled into high nutrient value soil  additives and  fertilizers using a proprietary vertical accelerated composter.  Non-putrescible  materials are further  sorted to allow plastics and rubber recovery  at around 10% of volume before  being  shredded  in  advance  of  valuable  metals recovery. All of the recoverable aluminum and ferrous metals are removed from the waste stream, using rotating trammels equipped with band magnets, and hand picking stations designed to achieve the maximum possible percentage recovery of these materials.  Finally glass, aggregates, concrete products and sand are removed using a Biosphere Separator™2 which achieves the following separation percentages; metals, 3.1%, glass 5.2%, aggregates, concrete, dirt and sand 8.0% and finally residual materials suitable for power generation equal to not more than 53.7% by volume of the initial MSW.

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

Facilities and Proposed New Facilities

The Company, Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas) have offices in New Providence in the Commonwealth of the Bahamas. Biosphere Asia Pacific and International Environmental Energy Corp are located in Hong Kong.

Competition

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

Patents and Trademarks

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

Supplies

The Company at present purchases from independent subcontractors products that are built to licensed specifications and designs. Management does not believe that there is or will be in the near future a significant shortage or inability to obtain adequate supplies of materials needed to fulfill lease obligations.

Employees

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

Government Regulation

In addition to normal employment and company regulation as applied by any government to companies operating in their jurisdiction, the  products  marketed  by the  Company  are  subject to regulation and permitting by for example the China Environmental Protection Industry Association in China, the Environmental Protection Agency and European BATNEEC guidelines in the European Union, the Environmental Protection Agency in the United States of America, and their equivalent agencies in every other jurisdiction where the Company markets its products. The Company expects that any products distributed by the Company will continue to be subject to pervasive and continuing regulation by the Environmental Protection Agency, or its equivalent governmental organization on a country by country basis.

Insurance

No product liability claims against the Company. The Company’s subcontractors maintain their own product liability and all other relevant insurance instruments to the Company’s satisfaction.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Background

Global Environmental Energy Corp’s (Bahamas) (the “Company” or “Global”) was formed to become a fully integrated energy company whose interests include traditional oil and gas exploration and production, alternative energy sources, environmental infrastructure and electrical micro-power generation through its subsidiaries, Sahara Petroleum Exploration Corp and Biosphere Development Corp. Unless the context otherwise requires, the terms “we,” “us” or “our” refer to Global and its consolidated subsidiaries.

In May 2004 the Board of Global Environmental Energy Corp (Delaware) (a Delaware Corporation) (No. 2147580) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28, 1978) approved the formation and incorporation of Global Environmental Energy Corp (Bahamas).  Global Environmental Energy Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) incorporated on June 24, 2004 under the Bahamian International Business Companies Act, 2000.

In August 2004 Life Energy & Technology Holdings, Inc (Delaware) (No. 2147580) authorized by Board Resolution a name change for the Company to Global Environmental Energy Corp (Delaware) (No. 2147580) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans Louisiana. Accordingly there were then two companies named Global Environmental Energy Corp., operating in Nassau, Global Environmental Energy Corp (Delaware), (a Delaware Corporation) (No. 2147580) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28, 1978) and Global Environmental Energy Corp (Bahamas) a Bahamian Corporation (No. 134791 B) incorporated on June 24, 2004

On September 1, 2004 Global Environmental Energy Corp (Delaware) (No. 2147580) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) (No. 134791 B)completed a one for one share exchange. Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) (No. 2147580) became a private company and a wholly own subsidiary by Global Environmental Energy Corp (Bahamas) (No. 134791 B). On May 19, 2005 Global Environmental Energy Corp (Delaware) (No. 2147580) commenced its reorganization in New Orleans Louisiana.

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

On March 11, 2005 Global paid its shareholders a stock dividend in Sahara Petroleum Exploration Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Sahara Petroleum Exploration Corp for every 100 shares of Global that they held on the record date January 15, 2005

Biosphere Development Corp (Bahamas) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™ that supplies energy through an efficient and environmentally safe process.

On March 11, 2005 Global paid its shareholders a stock dividend in Biosphere Development Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Biosphere Development Corp for every 100 shares of Global that they held on the record date January 11, 2005.

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

On February 25, 2005, Global Environmental Energy Corp (Bahamas) (No. 134791 B) received notification from the NASD to begin trading as a foreign corporation. Global Environmental Energy Corp (Bahamas) (No. 134791 B) was issued with both a new trading symbol GEECF and a CINS number P 477255 10 9 which denotes a foreign company trading on the NASDAQ OTC-BB.

On April 28, 2005 Global Environmental Energy Corp (Bahamas) (No. 134791 B) announced its intention to dividend Global Environmental Energy Corp (Delaware) (No. 2147580) to the shareholders of Global Environmental Energy Corp (Bahamas) (No. 134791 B), with a record date of May 28, 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) (No. 2147580) owned by Global Environmental Energy Corp (Bahamas) (No. 134791 B) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) (No. 134791 B) as of May 28, 2005.

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) was to have owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19, 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28, 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) was to have been paid with record date of May 28, 2005, to shareholders of record on that date pending approval of the chapter 11 reorganization of Global Environmental Energy Corp (Delaware). Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

On March 11, 2005 Global paid its shareholders a stock dividend in Global Environmental Energy Corp (Bahamas) stock. Shareholders in Global received 5 shares of Global Environmental Energy Corp (Bahamas) for every 100 shares of Global that they held on the record date January 7, 2005.

Development of Global - History

Health-Pak Inc., (Delaware) (No. 2147580), a Delaware corporation originally formed as Morgan Windsor Ltd., in December 1987, was acquired by Life Energy and Technology Holdings Ltd., on December 4, 2000 in a share exchange that was accounted for as a reverse acquisition with Health Pak deemed to be the accounting acquirer. Thereafter Health-Pak (Delaware) was renamed Life Energy & Technology Holdings, Inc (Delaware) and the former business operations of the Health-Pak (Delaware) were conducted through its wholly owned subsidiary, Health-Pak, Inc., a New York corporation (“Health-Pak (New York)”). The business operations of the Health-Pak (New York) were discontinued by a formal plan of disposal adopted upon the merger. In November 2003 the subsidiary Health-Pak (New York) was liquidated under Chapter 7 bankruptcy provisions.

In August 2004 Life Energy & Technology Holdings, Inc (Delaware) changed its name to Global Environmental Energy Corp (Delaware) and changed its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans, Louisiana. On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.

The Company was formed to become a fully integrated energy company operating through it subsidiaries, Biosphere and Sahara whose interests include traditional oil and gas exploration and production with alternative energy sources, environmental infrastructure and electrical micro-power generation. To date the Company has been best known for its Biosphere Process™ System, a unique proprietary technology to which the company holds a licence and with which the Company promotes the use of sustainable and renewable energy sources. The Company through Biosphere Development Corp subcontracts the manufacture of the Biosphere Process™ System to third parties.

The Company determined it was in the best interest of the company to contract manufacture of the Biosphere Process™ System to third parties.  This enabled the Company to demonstrate to prospective users of the Biosphere Process™ System its ability to meet future contract demands.  The Company entered into manufacturing alliances with parties several suppliers. In February 2001 the Company took delivery in Ireland of the two Biosphere Process™ systems. The two systems were manufactured by Alia Manufacturing of Moscow, Russia at a cost of $9,500,000. In November 2001, the Company entered into a contract to lease the two Biosphere Process™ Systems to a private company located in Beirut, Lebanon. The lease called for the payment of $2,020,000 per year for twenty-five years. After receiving $1,530,000 of lease payments, the lease was assigned to Alia Manufacturing for $14,400,000. The Company recognized a loss on the assignment of the lease of $8,363,380 in fiscal 2003. During fiscal year 2004, the Company received $7,000,000 on the balance of the receivable in fiscal year 2004, but have received no payment in fiscal year’s 2005 or 2006 due to the political situation in the Lebanon

Global Environmental Energy Corp (Delaware) had deposited $27,450,000 with its manufacturing vendor for the construction of 4 systems and at 50% deposit on a fifth system designed to meet specifications for the US market. Completion and delivery of systems to US clients has been delayed due to the fact that on May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. In addition no US based clients have as yet met the terms and conditions of the company’s financing. Accordingly the $27,450,000 deposited has been treated as security for outstanding salaries payable.

The extended delays in the delivery of systems to US clients, compounded by uncertainties arising from delays in the Chapter 11 reorganization (which was converted to a Chapter 7 liquidation) and the ongoing failure of US clients to meet contractual requirements have prompted the company to question the realize ability of the $27,450,000 deposit and consequently to establish a 100% reserve for this amount. Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation.

During fiscal year 2006 the Company issued 13,125,000 shares of common stock for its 31% investment in Hong Kong based International Environmental Energy Corp in December 2005, valued at $1.00 per share, and 4,861,995 shares of common stock for services valued at $0.15 per share. .

Critical Accounting Policies

Our discussion and analysis of the Company’s financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our significant accounting policies are described in Note 1 to the consolidated financial statements included elsewhere herein. The application of our critical accounting policies is particularly important to the portrayal of our financial position and results of operations. These critical accounting policies require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue and Cost Recognition - The Company recognizes sale revenues upon delivery of the Biosphere Process ™ System to the buyer.  Cost of sales includes the costs to manufacture and deliver the system to the purchaser and is recognized upon the complete manufacture and delivery of the system to the buyer.

Cash and Cash Equivalent - For the purpose of computing the changes in cash flows for the fiscal years, cash equivalents include cash and highly liquid short-term investments with maturities of three months or less.

Property and Equipment - Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset which approximates three years. Expenditures for major repairs that extend the useful life of the asset are capitalized.  Minor repair expenditures are charged to expense as incurred.

Long Lived Assets - The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. SFAS No. 144 requires, among other things, that the Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the Company's long-lived assets were impaired

Income Taxes - The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax basis of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities. The Company is incorporated under the laws in Bahamas, which impose no corporate income tax. Therefore, the Company has not recognized any assets or liabilities in accordance with the provisions of SFAS No 109.

Principals of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries namely, Global Environmental Energy Corp (Delaware), a fully-owned subsidiary, Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas), which are majority owned subsidiaries . Upon consolidation, all inter-company accounts and transactions are eliminated.

Accounting for investment in subsidiaries - The Company has investments in various entities that are guided through three majority owned subsidiaries. Global Environmental Energy Corp (Delaware) is a fully owned subsidiary of the Company and as explained in the note above has proceeded to file under Chapter 7 of the Bankruptcy Code. Global Environmental Energy Corp (Delaware) has not been consolidated because of the inability of the parent Company to exercise control over the subsidiary, as it has proceeded to file for voluntary liquidation. The Company also has a controlling interest of 85% in Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas). Both these entities have been consolidated in accordance with generally accepted accounting principles in the United States of America.

Biosphere Development Corp (Bahamas), an 85% subsidiary of the Company, has investments in the following entities:

1. Controls 31% of Biosphere Asia Pacific, a British Virgin Islands Company that operates in China for Biosphere. Biosphere Asia Pacific has investments in Biosphere Asia Pacific Company Ltd, a wholly-owned subsidiary and AnJi Environmental Biosphere Technology Co Ltd, a 51% subsidiary of Biosphere Asia Pacific. Both these subsidiaries are consolidated into the financial statements of Biosphere Asia Pacific.

2. Controls 45% of Hong Kong based Biosphere (HK) Ltd that was formed in February 2007 to expand into the Company’s existing coal business. Biosphere (HK) Ltd has invested 40% in Shanzhen Yanfeng Coal Company and 30% in PO County Mining Coal Company. Biosphere (HK) Ltd accounts for both these investments under the equity method of accounting.

3. Controls 31% International Environmental Energy Corp, which has had no activities as at May 31, 2007

The Company purchased non controlling interests in these entities that purchase the Biosphere machine. Sahara Petroleum Exploration Corp (Bahamas), an 85% owned subsidiary of the Company, has been inactive as of May 31, 2007.

The Company accounts for investments in Biosphere Asia Pacific, Biosphere (HK) Ltd and International Environmental Energy Corp using the equity method of accounting. Accordingly, the investment is recorded at cost and adjusted for the Company’s pro rata share of income or losses incurred by the investee for the fiscal year.

The investments in the minority owned entities of Biosphere Development Corp (Bahamas), listed above, have resulted in losses exceeding the cost of the investment that has been accounted using the equity method. In accordance with the equity method of accounting, when the investment in the minority owned subsidiaries reaches zero, the Company no longer reports equity method losses, but tracks the unreported equity method losses so that, when the investee subsequently reports income, the investor can resume the equity method and may report equity method income exceeding prior unrecognized equity method losses. As a result of this, the Company suspends allocation of losses to minority interest holders when the minority interest balance for a particular minority interest holder is reduced to zero. Any excess loss above the minority interest holders balance is not charged to minority interests as the minority interest holders have no obligation to fund such losses.

Stock-based compensation - Effective May 31, 2006, the grants under the Plan are accounted for in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS No. 123(R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 107, which provides the Staff's views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations with respect to the valuation of share-based payments for public companies.

Prior to May 31, 2006, the Company accounted for similar transactions in accordance with APB No. 25 which employed the intrinsic value method of measuring compensation cost. Accordingly, compensation expense was not recognized for fixed stock options, if the exercise price of the option equaled or exceeded the fair value of the underlying stock at the grant date.

In adopting SFAS No. 123(R), the Company applied the modified prospective approach to transition. Under the modified prospective approach, the provisions of SFAS No. 123(R) are to be applied to new awards and to awards modified, repurchased, or cancelled after the required effective date of December 15, 2005. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, that are outstanding as of the required effective date, shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS No. 123(R).

Results of Operations

During the years ended May 31, 2007, 2006 and 2005, we had no revenues.

Total general and administrative expenses were $23,159,781 for the year ended May 31, 2007, compared to $54,188,389 and $26,008,302 for the years ended May 31, 2006 and May 31, 2005 respectively. Such decrease in general and administrative expenses for fiscal 2007 compared to 2006 was primarily due to a reserve created against the equipment deposit for $27,450,100 and a write-down of investment in subsidiary of $10,500,000 charged to the Statement of Operations in 2006. As the Company continues to issue shares and options for services rendered to various consultants/employees, the cost recognized for these services under FAS 123(R), 'Share-Based Payment', increased by approx $4.6 million for shares issued to consultants and approx $2 million for options issued.

In 2005 the Company created a valuation reserve for settlement receivables amounting to $7,750,000. Given the worsening political situation in the Lebanon, the Company established this reserve for the settlement receivable in fiscal 2005 until such time as it is clear that the Company will receive this amount. This was partially offset by increase in stock based compensation cost of approx $2.3 million recognized in 2007 for options issued. In 2005 no such expense was recorded as the Company had valued the options issued using the intrinsic value method under APB 25, 'Accounting for Stock Issued to Employees'. Under APB 25, when an option is issued at the market price on the date of the grant, no compensation cost was required to be recognized.

Our net loss from continuing operations was $23,159,781 for the year ended May 31, 2007, compared to $54,188,389 for the year ended May 31, 2006 and $26,008,302 for the year ended May 31, 2005.

Interest expense was $1,172,404, $742,621 and $491,782 for the years ended May 31, 2007, 2006 and 2005 respectively. The consistent trend of increase in interest expense is on account of accumulation of advances/loans from stockholders'. The stockholders' have agreed to receive interest and repayment of the advance after the Company begins to generate cash from operations.

The Company incurred a net loss of $24,332,185, $54,931,010 and $26,500,084 for years ended 2007, 2006 and 2005 respectively. On a per share basis, fully diluted, the Company experienced loss per share of $0.31, $0.94 and $0.67 for fiscal years 2007, 2006 and 2005.

On April 28, 2005, the Company announced that as of the record date of May 28, 2005 all shares of common  stock of Global  Environment  Energy Corp (Delaware) owned by the registrant were to be distributed as a stock dividend on a pro-rata basis to all of the  registrants’  shareholders as of the record date of May 28, 2005. After the distribution, which had an anticipated delivery date of June 10, 2005, which delivery has been held pending approval, the registrant will own no shares of stock or equity in Global Environmental Energy Corp (Delaware).

On May 19, 2005 the company’s subsidiary Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

Liquidity and Capital Resources

At May 31, 2007, the Company had working capital deficit of $780,368 as compared to a working capital deficit of $227 at May 31, 2006. Total assets were $2,500 for both the years, May 31, 2007 and 2006. Total long-term liabilities were $70,771,723 and $55,612,138 at May 31, 2007 and 2006 respectively. Stockholders’ equity increased to a deficit of $71,549,591 at May 31, 2007 from $55,609,784 at May 31, 2006.

Cash used by operating activities was $2,872,199, $3,434,967 and $2,042,838 for the years ended May31, 2007, 2006 and 2005 respectively. The cash used by operations is lower than the net loss from operations on account of the various non-cash transactions relating to issue of shares/options to both consultants/employees.

There was no cash used by investing activities for each of the fiscal years reported.

The cash provided by financing activities for each of the years were $2,872,199, $3,434,864 and $2,042,520 relating primarily to advance (net) from stockholders'.

We recognize that there are significant uncertainties with regard to our ability to generate sufficient cash flows from operations or other sources to meet and fund our commitments with regard to existing liabilities and recurring expenses due to our dependence on outside financing, lack of sufficient working capital and its losses from operations. We intend to finance future operations from the proceeds of sales of shares of common stock and letters of credit obtained from lenders. No assurance can be given that we will be able to make such arrangements on terms acceptable to the Company or at all.

Inflation and Other Considerations

During the past few years' inflation in the United States and most parts of the world has been relatively stable which is expected to have a beneficial effect upon the Company’s operations. In light of the strong perceived demand for the Biosphere system, particularly in developing countries, management believes that the terms it offers for the sale or lease of these systems have been competitively priced in relation to alternative products. Economic analyses indicate that low inflation and relatively stable economic conditions are expected to continue for the foreseeable future. However, should the world economy again experience double  digit  inflation  rates,  as was the case in the past, the impact could adversely affect the Company’s  ability to effectively  compete in its overseas markets. In particular, adverse economic conditions in the world will typically have the most severe impact upon developing countries that, at the present time, constitute the Company’s primary target market. Further, technological changes may also impact the competitiveness of the Company’s pricing for its systems and the imposition of regulatory controls may increase the cost of manufacturing or operating the Biosphere systems in the future.

Establishment of Reserves

The now extended delays in the delivery of systems to US clients, compounded by uncertainties arising from delays in the Chapter 11 reorganization process (which has now been converted from a Chapter 11 reorganization to a Chapter 7 liquidation) and the ongoing failure of US clients to meet contractual requirements have prompted the Company to question the realizeability of the $27,450,000 deposit and consequently to establish a 100% reserve for this amount. In the possible eventuality that US clients continue to fail to meet contractual requirements, the Company has asked its manufacturing vendor to assess the remanufacture of the 5 US specified systems to meet Chinese client standards, thereby allowing for the potential sale of the 5 systems to Biosphere Asia Pacific’s Chinese clients.

The Company received $7,000,000 in fiscal 2004 towards the balance of $14,400,000 receivable on its Kuwat contract. The Company has received no payment on the receivable in 2005 or 2006 as delivery was suspended due to the increasing political instability in the Lebanon. The Company has established a 100% valuation reserve for the receivable of $7,400,000.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditures.

Item 6. Directors, Senior Management and Employees.

Identification of Directors and Executive Officers

The following identification of officers and directors, including biographies, sets forth the officers and directors as of May 31, 2007:

Name	Age	Position
Dr. Christopher A. McCormack	44	Chairman of the Board Chief Executive Officer and Director
Mr. Salim Ghafari	45	Vice President, Chief Financial Officer, and Director
Ms Ivy Grant	55	Company Secretary and Director

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

As of December 28, 2006, Thomas Kessler resigned as an officer and director of the Company effective immediately. Ms. Ivy Grant, age 55, was appointed in his place to serve in such positions.

Election to the board of directors is for a period of one year and elections are ordinarily held at the Company’s annual meeting of shareholders. The board of directors has regular meetings once a year, after the annual meeting of shareholders, for the purpose of electing the officers of the Company.

Profiles of Officers and Directors

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

Ms. Ivy Grant, Company Secretary and Director.

Ms. Grant has been Secretary and Director of the Company since December 28, 2006. Since 1992, she has been employed by Kessler Management Services in Nassau, The Bahamas. She is a Bahamian citizen.

Mr. Tom Kessler, former Company Secretary and Director.

Mr. Kessler is a management specialist with over 30 years experience in the banking industry.  Tom holds a B.Sc., in Business Administration and an M.A., in Sociology from Kent State University, Ohio, and a Juris Doctor from Cleveland Marshall College of Law, Cleveland State University, Cleveland, Ohio. Tom has previously held management positions with Lloyds Bahamas Securities, Ltd, Euro Canadian Bank, Continental Bank International, Compass Bank & Trust Company, Ltd., Central National Bank of Cleveland, the Bank of The Bahamas Limited, Banco Herrero International Limited and the Bankers Association of the Bahamas. Mr. Kessler resigned as an officer and director of the Company as of December 28, 2006.

Directorships

None, other than listed above.

Executive Compensation

The following table sets forth information relating to remuneration received by officers and directors as of May 31, 2007, the end of the Company’s most recent fiscal year, as well as indicating the compensation agreements for fiscal 2006 and 2005:

		Salary	Bonus	Restricted	Other Annual
	Year	($)	($)	stock awards	Compensation ($)	Total
Dr.Christopher McCormack	2007	553,815	386,978	-	993,218	1,934,011
Chairman of the Board & CEO	2006	546,977	382,200	-	761,175	1,690,352
	2005	520,931	364,000	-	603,500	1,488,431

Tom Kessler	2007	147,684	-	-	-	147,684
Former Company Secretary & Director	2006	138,916	-	-	-	138,916
	2005	138,916	-	-	-	138,916

Salim Ghafari	2007	147,684	-	-	42,189	189,873
Vice President, CFO and Director	2006	145,860	-	-	-	145,860
	2005	138,915	-	-	-	138,915

The Company has ten year compensation agreements with these officers beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years two through ten.

Dr.Christopher McCormack's agreement entitles him to receive a bonus that is fixed and not based on performance targets. He is also entitled to receive base monthly unaccountable expense allowance and pension that also increases 5% per year in years two through ten. Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit. Additionally he was awarded stock options as part of their original contracts with an exercise price of $0.13 per share. These options with an exercise price of $0.13 per share were adopted and incorporated into the 2005 contracts. He is entitled to 3,000,000 stock options per year for ten years from the date of the agreement.

			Option
	Options	Total	Exercise
	Per Year (a)	Options	Price	Expiration

Dr.Christopher McCormack	3,000,000	30,000,000	$0.13	2/28/05 - 2/28/15
Chairman of the Board & CEO

(a) - Vesting begins February 28, 2005

Ivy Grant is entitled to receive base compensation in year one that increases 5% per year in years two through ten. She is not entitled to receive any other benefits.

Salim Ghafari is entitled to receive base compensation in year one that increases 5% per year in years two through ten. He is also entitled to receive base monthly unaccountable expense allowance that also increases 5% per year in years two through ten.

Except as herein above described, the Company has no other employment contracts. Further, it has no retirement, pension, and profit sharing, insurance or medical reimbursement plan covering its officers or directors.

Share Ownership

The following table sets forth at May 31 2007, the stock  ownership of each of the then officers and directors of the Company.

Name	Relationship to Company	Number of shares	Percentage of class

Dr. Christopher McCormack	Officer, Director	6,194,204	5.4%
Ivy Grant	Officer, Director	-0-	0.0%
Salim Ghafari	Officer, Director	-0-	__0.0%

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth at May 31 2007,  the stock  ownership of each person  known by the Company to be a beneficial owner of five per cent (5%) or more of the Company’s Common Stock,  individually and as a group.

Name and Address	Relationship to Company	Number of shares	Percentage of class

Dr. Christopher McCormack PO Box AP59205-S3315 Nassau Bahamas.	Officer, Director	6,194,204	5.4%

International Environmental Energy Corp, Hopewell Centre, 183 Queens Road Hong Kong		11,125,000	9.7%

Related Party Transactions

The Company employs the services of Kevin McCormack and Brendan McCormack as consulting engineers, both persons are related to the Company’s president.
The Company has ten year compensation agreements with nine officers and employees beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years two through ten. Certain of the employees will receive a base monthly unaccountable expense allowance that also increases 5% per year in years two through ten. Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit. Additionally certain of the employees were awarded share options as part of their original contracts with an exercise price of $0.13 per share. These options with an exercise price of $0.13 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates.

Remaining commitments under the employment contracts are as follows:

		Unaccountable
Year ending May 31,	Salaries	Expenses	Bonus	Pension	Total

2008	$2,599,975	1,521,098	1,497,491	2,546,238	8,164,802
2009	2,729,974	1,597,153	1,572,363	2,673,549	8,573,039
2010	2,866,473	1,677,011	1,650,984	2,807,227	9,001,695
2011	3,009,797	1,760,862	1,733,533	2,947,588	9,451,780
2012	3,160,287	1,848,905	1,820,210	3,094,968	9,924,370
Thereafter	9,512,462	5,565,203	5,478,832	9,315,853	29,872,350
	$23,878,967	$13,970,232	$15,179,599	$23,385423	$76,414,221

The compensation agreements also call for the issuance of options as follows:

			Option
	Options	Total	Exercise
Employee	Per Year (a)	Options	Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/05 - 2/28/15
4 others	4,000,000	40,000,000	0.13	2/28/05 - 2/28/15

On May 24, 2007, in a private transaction, a stockholder transferred a note receivable from the Company to a related party. The note is for an amount of $6,545,239 at a stated interest rate of 8.5% per annum. The note is due to be paid on December 3, 2009. The holder of the note has the option to receive the payment in the form of common stock. Should the note holder choose to convert the note, the share is to be issued at $0.13 per share which has been agreed to be the fair value of the stock on the date of the agreement. As at May 31, 2007, the amount outstanding including accumulated interest was $6,555,908.

The Company borrowed $1,456,677 from Eden Development Ltd, Chelise Investment Ltd and Mcintosh Enterprises and $1,415,635 from Sean O’Cearbhaill. These borrowings were made from these related parties during the fiscal year 2000. The notes are repayable in 2009 and have a stated interest rate of 8.5%. At May 31, 2007, the amounts outstanding including accumulated interest amounted to $7,513,923.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Please refer to Item 17 for our consolidated financial statements and the report of the independent registered public accounting firm.

Legal Proceedings

The Company subsidiary Global Environmental Energy Corp. (Delaware) is involved in routine litigation associated with its reorganization which matters are incidental to our business, none of which is anticipated to have a materially adverse effect on our financial condition, operations or prospects.

On May 19, 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. The Company in April of 2005 had authorized a dividend of all of the shares of Global Environmental Energy Corp (Delaware) to the existing shareholders of the Company.  The dividend was to have been completed in June 2005.  The divided was not completed due to the filing of the reorganization by Global Environmental Energy Corp Delaware (GEEC Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

Except as discussed herein with respect to Global Environmental Energy Corp (Delaware) the company Global Environmental Energy Corp (Bahamas) is unaware of any legal proceedings against it. The company Global Environmental Energy Corp (Bahamas) has never been served with nor has it ever participated in any legal proceeding or action, nor is the company aware of any issue that might adversely affect its evaluation of the ability and integrity of any director or executive officer during the past five years.

B. Significant Changes.

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since May 31, 2007.

Item 9. The Offer and Listing.

Offer and Listing Details

The Company’s securities are traded on the OTC Bulletin Board or on the Pink Sheets. The following tables show the range of high and low bid quotes for the common stock of the Company which were obtained from the National Quotation Bureau and are between dealers, do not include retail mark-ups, mark-downs, or other fees or commissions, and may not necessarily represent actual transactions.

Common stock trading history

	HIGH	LOW
	($)	($)
Quarter ended August 31, 2004	0.73	0.51
Quarter ended November 30, 2004	0.52	0.46
Quarter ended February 29, 2005	2.00	1.61
Quarter ended May 31, 2005	0.69	0.61
Quarter ended August 31, 2005	1.04	0.95
Quarter ended November 30, 2005	0.93	0.85
Quarter ended February 29, 2006	0.32	0.29
Quarter ended May 31, 2006	0.45	0.38
Quarter ended August 31, 2006	0.24	0.18
Quarter ended November 30, 2006	0.40	0.30
Quarter ended February 28, 2007	0.47	0.20
Quarter ended May 31, 2007	0.35	0.14

On May 31, 2007 the reported high bid price for the Company’s stock was $0.16. The number of record holders of the Company’s common stock on May 31, 2007 was 1,800. There currently are 24 market makers for the Company’s securities.

The Company has paid three stock dividends as follows:

•
On March 11, 2005 Global paid its shareholders a stock dividend in Global Environmental Energy Corp (Bahamas) stock. Shareholders in Global received 5 shares of Global Environmental Energy Corp (Bahamas) for every 100 shares of Global that they held on the record date January 7, 2005.

•
On March 11, 2005 Global paid its shareholders a stock dividend in Biosphere Development Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Biosphere Development Corp for every 100 shares of Global that they held on the record date January 11, 2005.

•
On March 11, 2005 Global paid its shareholders a stock dividend in Sahara Petroleum Exploration Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Sahara Petroleum Exploration Corp for every 100 shares of Global that they held on the record date January 15, 2005

The Company has one stock dividend pending as follows:

•
On April 28, 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28, 2005. The dividend of Global Environmental Energy Corp (Delaware) was to have been paid with record date of May 28, 2005, to shareholders of record on that date pending approval of the of chapter 11 reorganization of that Global Environmental Energy Corp (Delaware). On May 28, 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) was to have been paid with record date of May 28, 2005, to shareholders of record on that date pending approval of the chapter 11 reorganization of Global Environmental Energy Corp (Delaware). Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

The Company has not paid any cash dividends to date. Whereas there are no restrictions on the Company’s ability to pay dividends, the Company intends to retain any future earnings to finance the development and expansion of its business and there are currently no plans to pay any cash dividends in the foreseeable future.

Plan of Distribution

Not applicable.

Markets

See “Offer and Listing Details” above.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Article of Association.

The following summarizes certain provisions of the Company’s Memorandum of Association and Articles of Association (hereinafter referred to as “the Memorandum and Articles of Association”). This summary is qualified in its entirety by reference to the Company’s Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading “Documents on Display” under this Item.

Objects and Purposes

The Company was incorporated in the Commonwealth of the Bahamas under the name Global Environmental Energy Corp. Its registered office in the Commonwealth of The Bahamas is located at CB13277, Cable Beach, Nassau, Bahamas. The Registered Agent in charge thereof is Raynard Rigby.

Clause 3 of the Company’s Memorandum of Association provides that its objects and purposes are to engage in any object or purpose not prohibited by the International Business Companies Act, 2000, or by any other law for the time being in force in the Bahamas.

Directors

Directors need not be a member of the Company and no shareholding qualification shall be necessary to qualify a person as a Director. The remuneration, if any, of the Directors shall from time to time be determined by the Members in general meeting or by Resolution of Directors at any time and such remuneration shall be deemed to accrue from day to day. The Directors may also be paid all traveling, hotel and other expenses properly incurred in attending and traveling to and returning from meetings of the Directors or of any committee of the Directors or general meeting of the Members or in connection with the business of the Company.

Shares of Stock

The shares in the Company shall be issued in the currency of the United States of America. The total authorized capital of the Company shall be $202,000. The Company shall be authorized to issue two (2) classes of Shares. One class shall be designated as Common Stock and shall be voting stock of the Company and the other class shall be Preferred Stock which shall be non-voting stock of the Company. The total number of Shares of Common Stock which the Company is authorized to issued is 1,000,000,000 shares, with a par value of two tenths of one cent ($0.002) each. The total number of Shares of Preferred Stock which the Company shall have authority to issue shall be 20,000,000 shares which shall have a par value of one hundredth of a cent ($0.0001) each and which may be issued in series, The terms, conditions and character of the Preferred Stock shall be fixed by the Board of Directors of the Company at or prior to the time any of such Preferred Stock is issued by the Company.

C. Material Contracts

The following is a summary of the material contracts in which we or any of our subsidiaries have been a party to for the past two years, other than contracts entered in the ordinary course of business:

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

In January 2006, Biosphere Development Corp. agreed to license to Biosphere Asia Pacific the use of the Biosphere System Technology for the purpose of manufacturing, marketing, selling, leasing and operating Biosphere Process Systems in the Peoples Republic of China. This license provides that any developments, modifications, alterations, enhancements and/or improvements arising from or as a result of the license in any format from the actions of Biosphere Asia Pacific are and shall remain at all times the sole property of Dr. Christopher McCormack, and that Dr. McCormack shall retain all other rights to the Biosphere System Technology in accordance with the contractual agreements between Dr. McCormack and Biosphere Development Corp. (Bahamas). Dr. McCormack is the Chairman of the Board and Chief Executive Officer of the Company.

In October 2007, Biosphere Development Corp, signed licensing agreements with Global NRG Ltd. The agreements cover Australia, New Zealand, the Pacific islands and parts of Africa, including South Africa and Botswana. Global NRG has operating subsidiaries and close government connections in these areas, allowing the company to utilize Biosphere technology to generate electricity.

On December 4, 2007 Global Environmental Energy Corp, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., of Chengzhou, a company formed in the Peoples Republic of China in 2005 with a registered capital RMB 60 million. The balance of the shareholding is held by the Dongxiang Xinghao Transport Dvlp Co Ltd. Biosphere Development Corp., had previously negotiated for a 51% shareholding in this Shaoxing Company, but the transaction had not been completed since Global was awaiting formal issuance of a Central Government Approval for the Shaoxing Company to use its environmental permission permit, Reference No.: (2006)583 issued by the State Environmental Protection Administration of China on November 14, 2006 and titled, “Approval for the Environmental Appraisal submitted by Biosphere (Shaoxing) Technology Co. Ltd., of Chengzhou in relation to construct a municipal waste incineration for power generation plant in Chenzhou, for the Biosphere Process throughout China.”

On December 13, 2007 the Company signed a Manufacturing Agreement with the Shenzhen Branch of the Yankuang Group Company Limited, a limited liability company formed under the Laws of the Peoples Republic of China. The Yankuang Group Co, Ltd., is engaged in coal mining, coal chemistry, electrolytic aluminum, real estate development, electricity generation, construction materials, mechanical process, environmental remediation, trading etc. with experience in engineering, manufacturing, fabrication, construction, factory testing, documentation, transportation, installation, start up, commissioning, site testing, operations, service and support and maintenance and subject to being supplied with the appropriate plans, specification, drawings and other appropriate information and support from GLOBAL is capable of carrying out the responsibilities which Yankuang will undertake, either directly within the Yankuang Group of over 50 subsidiaries or via Yankuang managed subcontracts as required and pursuant to this Agreement.

On December 18, 2007, Freedom Renewable Energy has agreed to enter into an agreement for licensing right to the Biosphere Processing System Technology with Biosphere Development Corp a subsidiary of GEEC and has agreed to sell a 15% interest of Freedom Renewable Energy to GEEC in exchange for the forgiveness of a $5,000,000 payment due under the October 22, 2007 agreement. The afore-mentioned agreement shall take place on the completion date of January 1, 2008.

D. Exchange Control.

Under Bahamian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax consequences to the acquisition, ownership and disposition of our shares. For purposes of this discussion, a “U.S. Holder” means an individual citizen or resident of the United States, a corporation or entity treated as a corporation organized under the laws of the United States or of any state or political subdivision thereof, or an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

Rules regarding partnerships are complex. Partners in partnerships should consult their tax advisers regarding the implications of owning our shares.

This discussion is not intended to be exhaustive and is based on statutes, regulations, rulings and judicial decisions currently in effect. This discussion does not consider any specific circumstances of any particular U.S. Holder and applies only to U.S. Holders that hold our shares as a capital asset. Investors are urged to consult their tax advisers regarding the U.S. federal tax consequences of acquiring, holding and disposing of our shares, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

IRS Circular 230 Disclosure

To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that:  (i) any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such advice was written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

Ownership of Our Shares

Dividends on our shares paid to U.S. Holders will be treated as dividend income for U.S. federal income tax purposes to the extent of our undistributed current or accumulated earnings and profits as computed for U.S. federal income tax purposes. In the case of an individual U.S. Holder, such dividend income will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided that such holder holds the our shares for at least 60 days of the 121-day period beginning 60 days before the date on which our shares become ex-dividend with respect to such dividend and certain other conditions are satisfied. Furthermore, such dividends will generally not be eligible for the dividends received deduction available to certain U.S. corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

We are not a “passive foreign investment company” (a “PFIC”) or a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes. We are not a CFC, since U.S. persons each owning (directly, indirectly or by attribution) 10% or more of the voting power or of our stock (“10% Shareholders”) do not collectively own more than 50% of the voting power or value of our stock. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by 10% Shareholders, we would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of a portion of our undistributed income. If our foreign ownership interests were to decrease, or if U.S. persons were to acquire a greater ownership interest in our foreign stock holders, then it is possible that we could become a CFC if we otherwise satisfied the tests set forth above.

We are not a PFIC because we do not anticipate that more than 75% of our annual gross income will consist of certain “passive” income or more than 50% of the average value of our assets in any year will consist of assets that produce, or are held for the production of, such passive income. If such income and asset tests were not met and we were to become a PFIC, U.S. Holders would, in certain circumstances, be required to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions” (defined to include any gain on the sale of stock).

If we were a PFIC, an individual U.S. Holder would not be eligible for the 15% tax rate on dividends discussed in the first paragraph of this section.

Any gain or loss on the sale or exchange of our shares by a U.S. Holder will be a capital gain or loss. If the U.S. Holder has held such our shares for more than one year, such gain or loss will be a long-term capital gain or loss.

Annual filings of Form 5471 may be required from certain U.S. persons owning 10% or more of our stock.

Certain Bahamian Tax Considerations

The following is a brief and general summary of certain Bahamian tax matters as they may relate to the Company and the holders of the our shares of the Company. The discussion is not exhaustive and is based on Bahamian law currently in effect.

The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, the Company will not be subject to income tax in The Bahamas on an ongoing basis and if we were to pay dividends on our shares to holders thereof, they would not be subject to a Bahamian withholding tax. The Company, however, is subject to gaming taxes and other governmental fees and charges. There are no reciprocal tax treaties with The Bahamas.

F. Dividends and Paying Agent.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information.

Please refer to “Item 4. Information on the Company” for information on our significant subsidiaries.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

In May 2003, the Kuwat lease was assigned to the Company’s manufacturing vendor. As part of the transaction, the vendor agreed to pay the Company $14,400,000. The receipt of this money is contingent upon the delivery of the 48 machines due on the original sales lease and the payment by the buyer of the machines on the 50 machine purchase on the lease in fiscal 2002.  The balance of the receivable at May 31, 2004 is $7,750,000.

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

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrangements and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of May 31, 2007, these disclosure controls and procedures were effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in internal control over financial reporting that occurred during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

We do not have an audit committee financial expert, as such term is defined in Item 16A of Form 20-F, serving on our audit committee because we have no audit committee and are not required to have an audit committee because we are not a listed security. The entire Board of Directors is the Company’s defacto audit committee.

Item 16B. Code of Ethics.

The Board of Directors has adopted a Code of Ethics applicable to all of our employees, officers and directors(including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). A copy of the Code of Ethics will be provided to any person without charge upon written request to the Company at P.O. Box CB-13277, Cable Beach, Nassau, Bahamas. In addition, a copy of the Code of Ethics can be found as Exhibit 11.1 to this Annual Report.

Item 16C. Principal Accountant Fees and Services

The following is a summary of the fees billed to us by the principal accountants to the Company for professional services rendered for the fiscal years ended May 31, 2007 and May 31, 2006:

Fee Category	2007 Fees	2006 Fees

Audit Fees	$60,000	$50,000
Audit Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$0

Total Fees	$60,000	$50,000

Audit Fees. Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

Audit Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

Tax Fees. Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

All Other Fees. Consists of fees for product and services other than the services reported above.

Pre-Approval Policies and Procedures

Prior to engaging its accountants to perform a particular service, the Company’s Board of Directors obtains an estimate for the service to be performed. All of the services described above were approved by the Board of Directors in accordance with its procedures.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 17. Financial Statements.

See the Financial Statements annexed to this report.

Item 18. Financial Statements.

The Company has elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits.

Incorporated by Reference to

1.1	Memorandum of Association (Bahamas)	Exhibit 3.1 (1)

1.2	Articles of Association	Exhibit 3.2 (1)

4.1	Cooperation Framework Agreement by and between Biosphere Development Corp., Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd.	*

4.2	Biosphere License Agreement dated January 19, 2006 between Biosphere Development Corp (Bahamas) and Biosphere (Asia Pacific) Company Limited	*

4.3	Manufacturing Agreement between Global Environmental Energy Corp. and Shenzhen Branch of the Yankuang Group Company Limited	*

4.4	Biosphere License Agreement dated December 18, 2007 between Biosphere Development Corp (Bahamas) and Shenzhen Branch of the Yankuang Group Company Limited	*

8.1	Subsidiaries of the Company	*

11.1	Code of Ethics	*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)	*

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)	*

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)
*

*	Filed herewith.

(1)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed on August 31, 2004, and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL ENVIRONMENTAL ENERGY CORPORATION (Registrant)

Date: January 16, 2008	By:	/s/ Dr. Christopher McCormack
Dr. Christopher McCormack
Chairman and Chief Executive Officer

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Global Environmental Energy Corp.

We have audited the accompanying consolidated balance sheet of Global Environmental Energy Corp. and subsidiaries (“the Company”) as of May 31, 2007 and 2006 and the related statements of operations, changes in stockholders’ (deficit) and cash flows for each of the years in the three-year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Environmental Energy Corp. and Subsidiaries at May 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period then ended in conformity with accounting principles generally accepted in the United States of America.

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

Kempisty & Company
Certified Public Accountants P.C.
New York, New York
January 7, 2008

Global Environmental Energy Corp
Consolidated Balance Sheets

	May 31,
	2007	2006
ASSETS

Property and Equipment, net	$-	$-

Other Assets:
Trademarks and copyrights	2,500	2,500
TOTAL ASSETS	$2,500	$2,500

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Bank overdraft	$368	$227
Accrued expenses (Note 6)	780,000	-
Total Current Liabilities	780,368	227

Long-term Liabilities:

Salaries and benefits payable	43,319,704	30,254,581
Notes payable to stockholders (Note 7)	24,229,961	18,462,318
Deferred revenue	350,000	350,000
Payable to stockholder	2,872,058	6,545,239
Total Long-term Liabilities	70,771,723	55,612,138

Commitment and contingencies:

Stockholders' Deficit:
Series A preferred stock, one share convertible to one share of common; par value $0.001, 10,000,000 shares authorized, none issued and outstanding	-	-
Series B preferred stock, one share convertible to one share of common, par value $0.001, 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.002 par value, 1,000,000,000 shares authorized, 115,031,618 and 67,045,916 shares issued and outstanding as of May 31, 2007 and 2006, respectively	230,065	134,093
Additional paid in capital	57,078,455	48,781,968
Accumulated Deficit	(128,858,111)	(104,525,926)
Total Stockholders' Deficit	(71,549,591)	(55,609,865)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$2,500	$2,500

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Consolidated Statements of Operations

	For the Year Ended May 31,
	2007	2006	2005

Revenues	$-	$-	$-

General and administrative expenses:
Consulting fees	19,683,225	14,918,197	16,231,672
Administrative expenses	1,105,880	933,188	2,015,033
Depreciation	-	4,404	11,597
Stock based compensation	2,370,676	382,500	-
Reserve against equipment deposit	-	27,450,100	-
Write down of investment in subsidiary	-	10,500,000	-
Valuation reserve for settlement receivable	-	-	7,750,000
Total general and administrative expenses	23,159,781	54,188,389	26,008,302

Net Loss from continuing operations	(23,159,781)	(54,188,389)	(26,008,302)

Interest expense	(1,172,404)	(742,621)	(491,782)

Net Loss	$(24,332,185)	$(54,931,010)	$(26,500,084)

Basic and fully diluted net loss per common share:	$(0.31)	$(0.94)	$(0.67)

Weighted average number of shares used in computing basic and diluted loss per share	77,404,311	58,408,951	39,702,381

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Consolidated Statements of Cash Flows

	For the Year Ended May 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from operations	$(24,332,185)	$(54,931,010)	$(26,500,084)
Adjustments to reconcile net loss to net cash used by operating activities:

Depreciation	-	4,404	11,597
Shares issued for services	4,071,783	4,810,829	9,570,736
Valuation reserve for settlement receivable	-	-	7,750,000
Stock based compensation	2,370,676	382,500	-
Reserve against equipment deposit	-	27,450,100	-
Write down of investment in subsidiary	-	10,500,000	-
Changes in operating assets and liabilities:
Current liabilities	780,000	(1,677,250)	-
Accrued interest	1,172,404	742,621
Deferred revenue	-	-	491,782
Salaries and benefits payable	13,065,123	9,282,839	6,633,131
Total adjustments	21,459,986	51,496,043	24,457,246
CASH USED BY OPERATING ACTIVITIES	(2,872,199)	(3,434,967)	(2,042,838)

CASH FLOWS FROM INVESTING ACTIVITIES:	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft	141	(191)	(81,678)
(Repayment)Advance of Notes payable to stockholders	-	22,826	-
(Repayment)Advance to/from stockholders	2,872,058	3,412,229	2,124,198
CASH PROVIDED BY FINANCING ACTIVITIES	2,872,199	3,434,864	2,042,520

NET INCREASE (DECREASE) IN CASH	-	(103)	(318)

CASH			103
Beginning of year	-	103
End of year	$-	$-	$(215)

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid in cash during the year	$-	$-	$-

NON-CASH FINANCING ACTIVITIES:
Assignation of a note from stockholder to related party	$6,545,239
Issuance of common stock for debt	$1,950,000	$-	$-
Sale of minority interest in exchange for return of preferred stock	$-	$-	$456,100
Issuance of common stock for investment in affiliate	$-	$10,500,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp.
Consolidated Statements of Changes in Stockholders' Deficit
For the Years Ended May 31, 2007, 2006 and 2005

	Preferred Stock B		Common Stock		Additional		Total
	Par Value $0.001		Par Value $0.002		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balances at May 31, 2004	1,608,003	1,608	35,454,621	70,910	23,635,578	(23,094,832)	613,264

Preferred shares returned for minority interest	(1,608,003)	(1,608)	-	-	(454,492)	-	(456,100)

Shares issued for compensation	-	-	7,496,039	14,993	9,555,743	-	9,570,736

Shares issued for debt conversion	-	-	4,230,156	8,460	391,540	-	400,000

5% stock dividend	-	-	1,878,105	3,756	(3,756)	-	-

Net Loss	-	-	-	-	-	(26,500,084)	(26,500,084)

Balances at May 31, 2005	-	-	49,058,921	98,119	33,124,613	(49,594,916)	(16,372,184)

Shares issued for compensation	-	-	4,861,995	9,724	719,575	-	729,299

Shares issued for investment in affiliate	-	-	13,125,000	26,250	10,473,750	-	10,500,000

Value of stock warrants issued for services	-	-	-	-	4,081,530	-	4,081,530

Stock based compensation	-	-	-	-	382,500	-	382,500

Net Loss	-	-	-	-	-	(54,931,010)	(54,931,010)

Balances at May 31, 2006	-	$-	67,045,916	$134,093	$48,781,968	$(104,525,926)	$(55,609,865)

Shares issued for compensation			16,855,702	33,712	4,038,071		4,071,783
	-	-
Conversion of stock options			16,130,000	32,260	(32,260)		-
	-	-
Shares issued for debt conversion			15,000,000	30,000	1,920,000		1,950,000
	-	-
Stock based compensation	-	-			2,370,676		2,370,676

Net Loss	-	-				(24,332,185)	(24,332,185)

Balances at May 31, 2007	-	$-	115,031,618	$230,065	$57,078,455	$(128,858,111)	$(71,549,591)

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2007, 2006 and 2005

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Background

Global Environmental Energy Corp’s (Bahamas) (the “Company” or “GLOBAL”) was formed to become a fully integrated energy company whose interests include traditional oil and gas exploration and production, alternative energy sources, environmental infrastructure and electrical micro-power generation through it subsidiaries.

In May 2004 the Board of Global Environmental Energy Corp (Delaware) (a Delaware Corporation) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28, 1978) approved the formation and incorporation of Global Environmental Energy Corp (Bahamas).  Global Environmental Energy Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) incorporated on June 24, 2004 under the Bahamian International Business Companies Act, 2000.

In August 2004 Life Energy & Technology Holdings, Inc (Delaware) authorized by board resolution a name change for the Company to Global Environmental Energy Corp (Delaware) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining a its principle place of business in New Orleans Louisiana.

On September 1, 2004 Global Environmental Energy Corp (Delaware) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.  Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) became a private company and is a wholly own subsidiary by Global Environmental Energy Corp (Bahamas). On May 19, 2005 Global Environmental Energy Corp (Delaware) commenced its reorganization.

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

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is an operating subsidiary for Global Environmental Energy Corp (Bahamas) and is inactive as of May 31, 2007.

On February 25, 2005, Global Environmental Energy Corp (Bahamas) received notification from the NASD to begin trading as a foreign corporation. Global Environmental Energy Corp (Bahamas) was issued with both a new trading symbol GEECF and a CINS number P 477255 10 9 which denotes a foreign company trading on the NASDAQ OTC-BB.

On April 28, 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28, 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) owned by Global Environmental Energy Corp (Bahamas) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) as of May 28, 2005. The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). However, on May 19, 2005 Global Environmental Energy Corp (Delaware), filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201, which has been converted to Chapter 7 liquidation. On May 28, 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) was to be paid with record date of May 28, 2005, to shareholders of record on that date pending approval of the reorganization of that Global Environmental Energy Corp (Delaware).

However, on June 5, 2007 the Chapter 11 bankruptcy has been converted to Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

Principals of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries namely, Global Environmental Energy Corp (Delaware), a fully-owned subsidiary, Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas), which are majority owned subsidiaries . Upon consolidation, all inter-company accounts and transactions are eliminated.

Accounting for investment in subsidiaries

The Company has investments in various entities that are guided through three majority owned subsidiaries. Global Environmental Energy Corp (Delaware) is a fully owned subsidiary of the Company and as explained in the note above has proceeded to file under Chapter 7 of the Bankruptcy Code. Global Environmental Energy Corp (Delaware) has not been consolidated because of the inability of the parent Company to exercise control over the subsidiary, as it has proceeded to file for voluntary liquidation. The Company also has a controlling interest of 85% in Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas). Both these entities have been consolidated in accordance with generally accepted accounting principles in the United States of America.

Biosphere Development Corp (Bahamas), an 85% subsidiary of the Company, has investments in the following entities:

1.
Controls 31% of Biosphere Asia Pacific, a British Virgin Islands Company that operates in China for Biosphere. Biosphere Asia Pacific has investments in Biosphere Asia Pacific Company Ltd, a wholly-owned subsidiary and AnJi Environmental Biosphere Technology Co Ltd, a 51% subsidiary of Biosphere Asia Pacific. Both these subsidiaries are consolidated into the financial statements of Biosphere Asia Pacific.

2.
Controls 45% of Hong Kong based Biosphere (HK) Ltd that was formed in February 2007 to expand into the Company’s existing coal business. Biosphere (HK) Ltd has invested 40% in Shanzhen Yanfeng Coal Company and 30% in PO County Mining Coal Company. Biosphere (HK) Ltd accounts for both these investments under the equity method of accounting.

3.	Controls 31% International Environmental Energy Corp, which has had no activities as at May 31, 2007

The Company purchased non controlling interests in these entities that purchase the Biosphere machine. Sahara Petroleum Exploration Corp (Bahamas), an 85% owned subsidiary of the Company, has been inactive as of May 31, 2007.

The Company accounts for investments in Biosphere Asia Pacific, Biosphere (HK) Ltd and International Environmental Energy Corp using the equity method of accounting. Accordingly, the investment is recorded at cost and adjusted for the Company’s pro rata share of income or losses incurred by the investee for the fiscal year.

The investments in the minority owned entities of Biosphere Development Corp (Bahamas), listed above, have resulted in losses exceeding the cost of the investment that has been accounted using the equity method. In accordance with the equity method of accounting, when the investment in the minority owned subsidiaries reaches zero, the Company no longer reports equity method losses, but tracks the unreported equity method losses so that, when the investee subsequently reports income, the investor can resume the equity method and may report equity method income exceeding prior unrecognized equity method losses. As a result of this, the Company suspends allocation of losses to minority interest holders when the minority interest balance for a particular minority interest holder is reduced to zero. Any excess loss above the minority interest holders balance is not charged to minority interests as the minority interest holders have no obligation to fund such losses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

The Company recognizes sale revenues upon delivery of the Biosphere Process ™ System to the buyer.  Cost of sales includes the costs to manufacture and deliver the system to the purchaser and is recognized upon the complete manufacture and delivery of the system to the buyer.

Cash and Cash Equivalent

For the purpose of computing the changes in cash flows for the fiscal years, cash equivalents include cash and highly liquid short-term investments with maturities of three months or less.

Reorganization under the Bankruptcy Code

On May 19, 2005 Global Environmental Energy Corp (Delaware), a fully owned subsidiary of the Company, filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201.

On April 28, 2005, prior to the filing under Chapter 11, the Company had authorized a dividend of all of the shares of Global Environmental Energy Corp Delaware (GEEC) to the existing shareholders of the Company.  The dividend was to have been completed on May 28, 2005. The dividend has not been competed due to the filing of the bankruptcy by Global Environmental Energy Corp Delaware. On June 5, 2007 the Chapter 11 bankruptcy has been converted to Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

Extinguishment of debt

During the year ended May 31, 2007, the Company extinguished debt of $10,510,129. Global Environmental Energy Corp (Delaware), a fully owned subsidiary of the Company, filed for liquidation under Chapter 7 of the Bankruptcy Code, had loaned money to the Company. In accordance with the proceedings it was decided that the debt is not payable and hence the Company extinguished the debt and credited the statement of operations.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset which approximates three years. Expenditures for major repairs that extend the useful life of the asset are capitalized.  Minor repair expenditures are charged to expense as incurred.

Long Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. SFAS No. 144 requires, among other things, that the Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the Company's long-lived assets were impaired

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax basis of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities. The Company is incorporated under the laws in Bahamas, which impose no corporate income tax. Therefore, the Company has not recognized any assets or liabilities in accordance with the provisions of SFAS No 109.

Stock based compensation

Effective May 31, 2006, the grants under the Plan are accounted for in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS No. 123(R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 107, which provides the Staff's views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations with respect to the valuation of share-based payments for public companies.

Prior to May 31, 2006, the Company accounted for similar transactions in accordance with APB No. 25 which employed the intrinsic value method of measuring compensation cost. Accordingly, compensation expense was not recognized for fixed stock options, if the exercise price of the option equaled or exceeded the fair value of the underlying stock at the grant date.

In adopting SFAS No. 123(R), the Company applied the modified prospective approach to transition. Under the modified prospective approach, the provisions of SFAS No. 123(R) are to be applied to new awards and to awards modified, repurchased, or cancelled after the required effective date of December 15, 2005. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, that are outstanding as of the required effective date, shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS No. 123(R).

As a result of the adoption of SFAS No. 123(R), the Company's results for the year ended May 31, 2007 and 2006 include share-based compensation expense of $2,370,676 and $382,500 respectively. Stock compensation expense recorded under APB No. 25 in the Consolidated Statements of Operations for the year ended May 31, 2005 totaled $0.

For the purpose of determining compensation expense, the fair value of the options granted to employees and consultants is measured at the grant date using the Black-Scholes option-pricing model with the following assumptions:

Contractual Term	5 - 10 years
Expected Volatility	20%-25%
Expected Dividend Yield	0%
Risk-Free Interest Rate	4.6%-4.9%
Expected Term	1 - 3 years

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 presentation.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the first fiscal year beginning after November 15, 2006. The Company is in the process of evaluating the impact, if any, of this interpretation on its consolidated financial statements.

SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” was issued December of 2007. This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company’s financial statements in future periods.

SFAS No. 141 (R) “Business Combinations” was issued December of 2007. This Statement established principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company’s financial statements in future periods.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which assume that the Company will continue on a going concern basis, including, the realization of assets and liquidation of liabilities in the ordinary course of business. As reflected in the accompanying financial statements, the Company incurred net losses of $13,822,056, $54,931,010 and $26,500,084 for the years ended May 31, 2007, 2006 and 2005 respectively and an accumulated deficit of $118,347,982 at May 31, 2007. There are significant uncertainties with regard to the Company’s ability to generate sufficient cash flows from operations or other sources to meet and fund its commitments with regard to existing liabilities and recurring expenses.

The Company intends to finance future operations from the proceeds of a subscription agreement for the sale of shares of common stock and an additional financing from the stockholders'. The loans/advances received from stockholders' are not payable in the next twelve months. Further, interest on loans/advances from stockholders' has been accrued and no payments have been made to date. Based on the financial position of the Company and its inability to generate cash from operations, the stockholders' have agreed to the repayment after the Company begins to generate future cash flows. These factors, along with the uncertainty expressed in Note 8, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of the salaries and benefits payable, notes payable to shareholders and other payables reported in the balance sheet approximate fair value as these instruments bear interest at terms that would be available with similar transactions with other third parties.

NOTE 4 - NET LOSS PER SHARE

Net loss per share has been computed in accordance with the SFAS No. 128, “Earnings Per Share”. Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method. No adjustments to earnings were made for purposes of per share calculations. The preferred stock Series A and B issued by the Company are convertible into 9,043,750, 0 and 1,608,000 for the years ended May 31, 2007, 2006 and 2005 respectively, shares of common stock. The Company has also issued stock options to employees and consultants for services rendered totaling 36,450,000, 23,450,000 and 9,043,750 for the years ended May 31, 2007, 2006 and 2005 respectively. These common stock equivalents have been excluded for the purpose of computing dilutive loss per share as their effect would have been anti-dilutive.

NOTE 5 -STOCK BASED COMPENSATION

As part of compensation to employees and consultants, the Company granted stock options during fiscal year 2001 and fiscal year 2003 & 2004. The Company has no formal stock option plan for its employees. For the year ended May 31, 2007, stock-based compensation expense was $2,370,676. The following table summarizes common stock options outstanding from June 1, 2004 to May 31, 2007.

		Weighted Average	Weighted Average Years to	Aggregate intrinsic
	Amount	Exercise Price	Maturity	Value

Outstanding at May 31, 2004	9,043,750	$0.13	1.51
Issued	-
Expired	-
Exercised	-
Outstanding at May 31, 2005	9,043,750	$0.13	0.02	4,521,875	(1)
Issued	22,500,000	$5.43	4.50
Expired	8,093,750
Exercised	-
Outstanding at May 31, 2006	$23,450,000	$5.21	4.51	-
Issued	13,000,000	$0.17	6.15
Expired	-
Exercised	-
Outstanding at May 31, 2007	36,450,000	$3.41	5.10	-
Exercisable at May 31, 2007	26,700,000

(1) The aggregate intrinsic value is computed as the excess of the market price of the stock over the weighted average exercise price, multiplied by the total options outstanding. Where the market price of the stock is below the exercise price, no intrinsic value has been computed.

The following table summarizes the stock options outstanding as of May 31, 2007:

Outstanding				Exercisable
Range of Exercise prices	Number outstanding at May 31, 2007	Weighted average Remaining contractual life	Weighted average Exercise price	Number exercisable at May 31, 2007	Weighted average Exercise price

$0.13	18,000,000	4.75	$0.13	10,500,000	$0.13
$0.16	950,000	-	$0.16	950,000	$0.16
$0.30	3,000,000	9.75	$0.30	750,000	$0.30
$0.55	1,500,000	4.25	$0.55	1,500,000	$0.55
$1 - $40	13,000,000	4.46	$9.25	13,000,000	$9.25

	36,450,000			26,700,000

A summary of the status of the Company’s non-vested shares as of May 31, 2007 and changes during the fiscal year then ended are presented below:

	Number of non-vested share options	Weighted average grant date fair value
Non-vested shares as at May 31, 2006	8,000,000	$0.19
Granted	13,000,000	$0.21
Vested	(11,250,000)	$0.21
Forfeited	-	-
Non-vested shares as at May 31, 2007	9,750,000	$0.20

As of May 31, 2007, the fair value of unamortized compensation cost related to unvested stock option awards was $1,942,336. Unamortized compensation cost as of May 31, 2007 is expected to be recognized over a remaining vesting period of a year.

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

In August 2005 the company granted to the Shenzhen Branch of Yankuang Group Co., Ltd., or any other party designated by Shenzhen Branch of Yankuang Group Co., Ltd., the option to purchase 1,500,000 shares of Global Environmental Energy Corp., at $0.558 per share. As a result, the Company recorded $1,266,822 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

On August 30, 2005 the Company granted to Hong Kong based Prosper Commercial Company Limited or its registered assigns the option to purchase 6,500,000 shares of Global Environmental Energy Corp. expiring August 30, 2010. The options were exercisable at various prices, ranging from $1 to $40. As a result, the Company recorded $2,814,020 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

In January 2006 the company granted to Singapore based Wister Associated Inc, a Panamanian Corporation (No. 9262) organized under the General Corporation Law of Panama or its registered assigns the option to purchase 6,500,000 shares of Global Environmental Energy Corp. expiring August 30, 2010. The options were exercisable at various prices, ranging from $1 to $40. As a result the Company recorded consulting expense of $4,081,530 in the statement of operations for the fiscal year ended May 31, 2006.

NOTE 6 -ACCRUED EXPENSES

The Company entered into certain agreements with consultants wherein shares are to be issued for services rendered. The consulting services have been rendered as at year-end and the criteria for the issuance of shares have been met. Based on meeting the performance conditions, the Company recorded consulting expense to the extent of $780,000 which relate to the issuance of 3,000,360 shares. At May 31, 2007, the Company has not issued these shares and therefore recorded a liability to the extent of expense incurred. On November 27, 2007 the Company issued these shares which have been recorded into common stock ($6,000) and additional paid-in capital ($774,000) cancelling the stock liability created as at May 31, 2007.

NOTE 7 - NOTES PAYABLE TO STOCKHOLDERS'

On May 24, 2007, in a private transaction, a stockholder transferred a note receivable from the company to a related party. The note is for an amount of $6,545,239 at a stated interest rate of 8.5% per annum. The note is due to be paid on December 3, 2009. The holder of the note has the option to receive the payment in the form of common stock. Should the note holder choose to convert the note, the share is to be issued at $0.13 per share which has been agreed to be the fair value of the stock on the date of the agreement. As at May 31, 2007, the amount outstanding including accumulated interest was $6,555,909.

The Company borrowed $1,456,677 from Eden Development Ltd, Chelise Investment Ltd and Mcintosh Enterprises and $1,415,635 from Sean O’Cearbhaill. These borrowings were made from these related parties during the fiscal year 2000. The notes are repayable in 2009 and have a stated interest rate of 8.5%. At May 31, 2007, the amounts outstanding including accumulated interest amounted to $7,513,923.

NOTE 8 - REORGANIZATION UNDER THE BANKRUPTY CODE

On April 28, 2005 the Company announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of the Company, with a record date of May 28, 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of the Company as of May 28, 2005. The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of the Company on June 10, 2005 after which date the Company would own no shares of stock or equity in Global Environmental Energy Corp (Delaware).

On May 19, 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On June 5, 2007, the Chapter 11 bankruptcy has been converted to Chapter 7 liquidation.

The following is the Combined Condensed Balance Sheets of the Company at May 31, 2007 and 2006 which includes Global Environmental Energy Corp (Delaware) and the Company and its other subsidiaries.

	May 31, 2007			May 31, 2006
	Global &	Global		Global &	Global
	Subsidiaries	Delaware	Total	Subsidiaries	Delaware	Total
ASSETS

Property and equipment-net	$-	$-	$-	$-	$-	$-

Other Assets:
Equipment deposit		27,450,100	27,450,100	-	27,450,100	27,450,100
Reserve against
equipment deposit		(27,450,100)	(27,450,100)	-	(27,450,100)	(27,450,100)
Trademarks and copyrights	2,500	-	2,500	2,500	-	2,500

TOTAL ASSETS	$2,500	$-	$2,500	$2,500	$-	$2,500

LIABILITIES AND
SHAREHOLDERS' DEFICIT
Current Liabilities:
Bank overdraft	368	-	368	227	-	227
Stock Liability	780,000	-	780,000
Total Current Liabilities	780,368	-	780,368	227	-	227

Long-term Liabilities:
Salaries and benefits payable	43,319,704	-	43,319,704	25,767,573	4,487,008	30,254,581
Notes payable to shareholders	14,069,832	10,160,129	24,229,961	8,301,489	10,160,829	18,462,318
Deferred revenue	-	350,000	350,000	-	350,000	350,000
Payable to shareholder	2,872,058	-	2,872,058	6,545,239	-	6,545,239
Total Long-term Liabilities	60,261,594	10,510,129	70,771,723	40,614,301	14,997,837	55,612,138

Stockholders' Deficit:
Common stock	230,065	-	230,065	134,093	-	134,093
Additional paid in capital	57,078,455	-	57,078,455	48,781,968	-	48,781,968
Accumulated Deficit	(118,347,982)	(10,510,129)	(128,858,111)	(89,878,089)	(14,647,837)	(104,525,926)
Total Shareholders' Deficit	(61,039,462)	(10,510,129)	(71,549,591)	(40,962,028)	(14,647,837)	(55,609,865)

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT	$2,500	-	2,500	$2,500	$-	$2,500

NOTE 9 -RESERVE AGAINST EQUIPMENT DEPOSIT/INVESTMENTS

The now extended delays in the delivery of systems to US clients, compounded by uncertainties arising from delays in the Chapter 11 reorganization process and the ongoing failure of US clients to meet contractual requirements have prompted the company to evaluate the recoverability of the $27,450,000 deposit and consequently to establish a 100% reserve against amount. In the possible eventuality that US clients continue to fail to meet contractual requirements, the company has as of the date of this report asked its manufacturing vendor to assess the remanufacture of the 5 US specified systems to meet Chinese client standards, thereby allowing for the potential sale of the 5 systems to Biosphere Asia Pacific’s Chinese clients.

The Company received $7,000,000 in fiscal 2004 towards the balance of $14,400,000 receivable on its Kuwait contract. The Company has received no payment on the receivable in 2005 or 2006 as delivery was suspended due to the increasing political instability in the Lebanon. The company has established a 100% valuation reserve for the receivable of $7,400,000. In the event of collection, the asset would belong to Global Delaware.

During the year ended May 31, 2005 the Company issued 13,125,000 shares of common stock for a 30% stake in International Environmental Energy Corp. The shares were valued at $0.80 per share for a total investment of $10,500,000. Due to the inherent uncertainties with start up entities the company has decided to create a 100% reserve against this investment.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

In May 2003, the Kuwaiti lease discussed in Note 6 was assigned to the Company’s manufacturing vendor. As part of the transaction, the vendor agreed to pay the Company $14,400,000. The receipt of this money is contingent upon the delivery of the 48 machines due on the original sales lease and the payment by the buyer of the machines on the 50 machine purchase on the lease in fiscal 2002.  The balance of the receivable at May 31, 2004 is $7,750,000.

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

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

Consulting agreements:

The Company entered into various contracts to provide consulting in the areas of international sales and marketing, and engineering sales and technology for the next five to ten years. The contracts call for a fee in year one that increases 5% per year over the term of the contract. In addition to the fee, certain contracts also contain provisions to provide consultants with monthly unaccountable expense allowances, bonus and pension benefits that also increases 5% per year. Payments are due monthly in cash or common stock of the Company or may be accrued by the Company by mutual agreement until the Company makes a profit. The contracts also include for the payment of medical, dental, health and life insurance at prevailing rates. Certain consultants were also granted the option to purchase 3,000,000 shares every year for a period of ten years at an exercise price of $0.26.

The commitments under these contracts can be summarized as follows:

		Unaccountable
Year ending May 31,	Fee	Expenses	Bonus	Pension	Total

2008	$618,361	277,200	236,250	315,000	1,446,811
2009	649,279	291,060	248,063	330,750	1,519,151
2010	681,743	305,613	260,466	347,288	1,595,109
2011	715,830	320,894	273,489	364,652	1,674,864
2012	751,621	336,938	287,163	382,884	1,758,608
Thereafter	3,401,561	1,524,859	1,299,595	1,732,794	7,958,809
	$6,818,395	3,056,564	2,605,026	3,473,368	15,953,352

Employment agreements

The Company has ten year compensation agreements with nine officers and employees beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years two through ten. Certain of the employees will receive a base monthly unaccountable expense allowance that also increases 5% per year in years two through ten. Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit. Additionally certain of the employees were awarded share options as part of their original contracts with an exercise price of $0.13 per share. These options with an exercise price of $0.13 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates.

Remaining commitments under the employment contracts are as follows:

		Unaccountable
Year ending May 31,	Salary	Expenses	Bonus	Pension	Total

2008	$2,599,975	1,521,098	1,497,491	2,546,238	8,164,802
2009	2,729,974	1,597,153	1,572,363	2,673,549	8,573,039
2010	2,866,473	1,677,011	1,650,984	2,807,227	9,001,695
2011	3,009,797	1,760,862	1,733,533	2,947,588	9,451,780
2012	3,160,287	1,848,905	1,820,210	3,094,968	9,924,370
Thereafter	9,512,462	5,565,203	5,478,832	9,315,853	29,872,350
	$23,878,967	$13,970,232	$15,179,599	$23,385423	$76,414,221

The compensation agreements also call for the issuance of options as follows:

			Option
	Options	Total	Exercise
Employee	Per Year (a)	Options	Price	Expiration
CEO	3,000,000	30,000,000	$0.13	2/28/05 - 2/28/15
4 others	4,000,000	40,000,000	0.13	2/28/05 - 2/28/15

(a) Vesting begins February 28, 2005

NOTE 12 - COMMON STOCK TRANSACTIONS

During the fiscal year 2007, the Company issued 15,000,000 shares for the conversion of debt totaling $1,950,000. Further, the Company also issued 16,855,702 shares for a total value of $4,071,783 to consultants for services provided to the Company. As further explained in Note 6, the Company issued 3,000,360 shares on November 27, 2007 for services rendered as at May 31, 2007.

During the fiscal year 2007, in a private transaction, a shareholder assigned $6,545,239 of a note to a related party. The note is payable in 2009. There were no other changes to the note.

During fiscal year 2006 the company issued 13,125,000 shares of common stock for its 31% investment in Hong Kong based International Environmental Energy Corp in December 2005, valued at $1.00 per share, and 4,861,995 shares of common stock for services valued at $0.15 per share.

During the fiscal year 2005, the Company issued 7,496,039 shares for services performed by various consultants totaling $9,570,736. The Company also issued 4,230,156 shares for conversion of $400,000 of debt. Preferred shares were also returned for minority interest amounting to $456,100.

NOTE 13 - SUBSEQUENT EVENTS

On May 19, 2005 Global Environmental Energy Corp (Delaware), a fully owned subsidiary of the Company, filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On April 28, 2005, prior to the filing under Chapter 11, the Company had authorized a dividend of all of the shares of Global Environmental Energy Corp Delaware (GEEC) to the existing shareholders of the Company. The dividend was to have been completed on May 28, 2005. The dividend was not been competed due to the filing of the bankruptcy by Global Environmental Energy Corp Delaware.

On June 5, 2007 the Chapter 11 bankruptcy has been converted to Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

In October 2007, Biosphere Development Corp, signed licensing agreements with Global NRG Ltd. The agreements cover Australia, New Zealand, the Pacific islands and parts of Africa, including South Africa and Botswana. Global NRG has operating subsidiaries and close government connections in these areas, allowing the company to utilize Biosphere technology to generate electricity.

On December 4, 2007 Global Environmental Energy Corp, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., of Chengzhou, a company formed in the Peoples Republic of China in 2005 with a registered capital RMB 60 million. The balance of the shareholding is held by the Dongxiang Xinghao Transport Dvlp Co Ltd. Biosphere Development Corp., had previously negotiated for a 51% shareholding in this Shaoxing Company, but the transaction had not been completed since Global was awaiting formal issuance of a Central Government Approval for the Shaoxing Company to use its environmental permission permit, Reference No.: (2006)583 issued by the State Environmental Protection Administration of China on November 14, 2006 and titled, “Approval for the Environmental Appraisal submitted by Biosphere (Shaoxing) Technology Co. Ltd., of Chengzhou in relation to construct a municipal waste incineration for power generation plant in Chenzhou, for the Biosphere Process throughout China.”

Biosphere (Shaoxing) Technology Company Limited has been fully permitted to operate in China by the following State and Government agencies:

1.	The State Environment Protection Administration of China

2.	The Zhejiang Development and Reform Commission

3.	The Department of Land and Resources Zhejiang

4.	The Department of Foreign Trade and Economic Cooperation of Shengzhou

5.	The Shengzhou Administration for Industry & Commerce

6.	The Shengzhou Administration of Taxation

7.	The Department of Construction of the Shengzhou and the State GRID Corporation of China.

This project meets with and complies with all relevant policies and regulations in the People's Republic of China and enjoys complete Government recognition and support. Moreover, as this project meets with current Governmental aspirations for environmental improvement, complete Government assistance and support has been extended to the project and to its promoters.

The acquisition of the 97.12% shareholding by Global means that the Environmental Permissions and Permits granted for the Biosphere Process in China are now effectively owned and controlled by Global and not by any of its subsidiaries; consequently management expects that it will be easier to consolidate revenues from the various Chinese companies to the balance sheet of Global.

On December 13, 2007 the Company signed a Manufacturing Agreement with the Shenzhen Branch of the Yankuang Group Company Limited, a limited liability company formed under the Laws of the Peoples Republic of China. The Yankuang Group Co, Ltd., is engaged in coal mining, coal chemistry, electrolytic aluminum, real estate development, electricity generation, construction materials, mechanical process, environmental remediation, trading etc. with experience in engineering, manufacturing, fabrication, construction, factory testing, documentation, transportation, installation, start up, commissioning, site testing, operations, service and support and maintenance and subject to being supplied with the appropriate plans, specification, drawings and other appropriate information and support from GLOBAL is capable of carrying out the responsibilities which Yankuang will undertake, either directly within the Yankuang Group of over 50 subsidiaries or via Yankuang managed subcontracts as required and pursuant to this Agreement.

On December 18, 2007, Freedom Renewable Energy has agreed to enter into an agreement for licensing right to the Biosphere Processing System Technology with Biosphere Development Corp a subsidiary of GEEC and has agreed to sell a 15% interest of Freedom Renewable Energy to GEEC in exchange for the forgiveness of a $5,000,000 payment due under the October 22, 2007 agreement. The afore-mentioned agreement shall take place on the completion date of January 1, 2008.