Form 20-F/A
period 2006-05-31
GLOBAL ENVIRONMENTAL ENERGY COPORATION
filed 2008-04-28
CIK 840823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A
(Amendment No. 1)

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

Date of event requiring this shell company report _______________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 67,045,916

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

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

Selected Financial Data

The selected financial data set forth for the years ended May 31, 2006, 2005, 2004, 2003 and 2002 are derived from the Company’s audited consolidated financial statements and relate solely to the Company’s current business operations. The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

	31-May-06	31-May-05
Property and equioment - net	0	$4,404
Equipment deposit	$27,450,100	$27,450,000
Valuation reserve against
equipment deposit	($27,450,100)	0
Trademarks and copyrights	$2,500	$2,500
Total Assets	$2,500	$27,456,904
Total current liabilities	$227	$1,677,465
Total Long-term liabilities	$55,612,138	$42,151,623
Preferred Stock - par	0	0
Common Stock - par	$134,093	$98,119
Add’l paid capital	$48,781,968	$33,124,613
Accumulated deficit	($104,525,926)	($49,594,916)
Total Shareholders’ Equity (Deficit)	($55,609,865)	($16,372,184
Sales revenues	0	0
Total general and administrative expenses	$54,188,389	$26,008,302
Other Income and Expenses	0	0
Interest Expense	$742,621	$491,782
Gain (Loss) from Continuing Operations	$(54,931,010)	$(26,500,084)
Net Income (Loss)	$(54,931,010)	$(26,500,084)
Income (Loss) Per Share-Basic	$(0.94)	$(0.67)
Income (Loss) Per Share-Diluted	$(0.94)	$(0.67)

	31-May-04	31-May-03	31-May-02
Cash and Cash Items	$103	$0	$1,056
Marketable Securities	$0	$0	$0
Notes and Accounts Receivable	$0	$0	$0
Allowances for Doubtful Accounts	$0	$0	$0
Inventory	$0	$0	$0
Other Current Assets	$0	$0	$0
Total Current Assets	$103	$0	$813,819
Property, Plant & Equipment	$47,122	$2,487,785	$2,477,551
Trademarks and copyrights			$2,500
Accumulated Depreciation	$31,120	$19,524	$10,234
Total Assets	$35,674,704	$16,868,261	$41,889,893
Total Current Liabilities	$1,758,928	$902,263	$1,990,453
Bonds, Mortgages & Debt
Net of Current Portion	$17,605,089	$12,843,501	$9,784,322
Preferred Stock	$1,608	$1,854	$18,657,090
Common Stock	$70,910	$50,560	$39,684
Other Shareholders' Equity	$540,746	$2,209,238	$10,744,105
Total Liabilities and
Shareholders' Equity	$35,674,704	$16,868,261	$41,889,893
Sales of Tangible Products	$0	$0	$15,093,018
Cost of Tangible Goods Sold	$0	$0	$0
Total Administrative Expenses	($9,622,974)	($19,854,678)	($2,996,598)
Other Income and Expenses	332,267	$216,400	$408,726
Interest Expense	($1,093,578)	($491,407)	$427,705
Income Tax Expense	$0	$0	$0
Loss from Continuing Operations	($10,382,285)	($19,638,278)	($12,077,441)
Gain (Loss) from Discontinued Operations	$870,911	($186,606)	($79,997)
Net Loss	($9,511,374)	($19,824,884)	($11,997,444)
Income (Loss) Per Share-Basic	($0.35)	($0.95)	($0.60)
Income (Loss) Per Share-Diluted	($0.32)	($0.95)	($0.36)

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

SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE OPERATIONS. Our auditors’ opinion on our May 31, 2006 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern due to the Company’s dependence on outside financing, lack of sufficient working capital and its losses from operations. No sales occurred in fiscal 2006 and after deducting administrative expenses; the Company recognized a loss from its continuing operations of $54,931,010 for the year ended May 31, 2006 compared to a loss of $26,500,084 for the same period in 2005. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Background

Global Environmental Energy Corp’s (Bahamas) goal is to become a fully integrated energy company whose interests  include  traditional  oil and gas exploration  and  production, alternative energy  sources, environmental   infrastructure  and  electrical micro-power  generation through its subsidiaries, Sahara Petroleum Exploration Corp and Biosphere Development Corp.

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

In August of 2004 Life Energy & Technology Holdings, Inc (Delaware) (No. 2147580) authorized by Board Resolution a name change for the Company to Global Environmental Energy Corp (Delaware) (No. 2147580) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans Louisiana. Accordingly there were then two companies named Global Environmental Energy Corp., operating in Nassau, Global Environmental Energy Corp (Delaware), (a Delaware Corporation) (No. 2147580) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28th 1978) and Global Environmental Energy Corp (Bahamas) a Bahamian Corporation (No. 134791 B) incorporated on June 24 of, 2004

On September 1, 2004 Global Environmental Energy Corp (Delaware) (No. 2147580) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) (No. 134791 B)completed a one for one share exchange. Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) (No. 2147580) became a private company and a wholly own subsidiary by Global Environmental Energy Corp (Bahamas) (No. 134791 B). On May 19th 2005 Global Environmental Energy Corp (Delaware) (No. 2147580) commenced its reorganization in New Orleans Louisiana.

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

On March 11 2005 Global paid its shareholders a stock dividend in Sahara Petroleum Exploration Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Sahara Petroleum Exploration Corp for every 100 shares of Global that they held on the record date 15 January 2005

Biosphere Development Corp (Bahamas) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™ that supplies energy through an efficient and environmentally safe process.

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

On April 28th 2005 Global Environmental Energy Corp (Bahamas) (No. 134791 B) announced its intention to dividend Global Environmental Energy Corp (Delaware) (No. 2147580) to the shareholders of Global Environmental Energy Corp (Bahamas) (No. 134791 B), with a record date of May 28th 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) (No. 2147580) owned by Global Environmental Energy Corp (Bahamas) (No. 134791 B) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) (No. 134791 B) as of May 28th 2005.

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) was to have owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28th 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) was to have been paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the chapter 11 reorganization of Global Environmental Energy Corp (Delaware). Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

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

In August of 2004 Life Energy & Technology Holdings, Inc (Delaware) (No. 2147580)authorized by Board Resolution a name change for the Company to Global Environmental Energy Corp (Delaware) (No. 2147580) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans Louisiana. Accordingly there were then two companies named Global Environmental Energy Corp., operating in Nassau, Global Environmental Energy Corp (Delaware), (a Delaware Corporation) (No. 2147580) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28th 1978) and Global Environmental Energy Corp (Bahamas) a Bahamian Corporation (No. 134791 B) incorporated on June 24 of, 2004

On September 1, 2004 Global Environmental Energy Corp (Delaware) (No. 2147580) NASDAQ OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) (No. 134791 B)completed a one for one share exchange. Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) (No. 2147580) became a private company and a wholly own subsidiary by Global Environmental Energy Corp (Bahamas) (No. 134791 B). On May 19th 2005 Global Environmental Energy Corp (Delaware) (No. 2147580) commenced its reorganization in New Orleans Louisiana.

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

On March 11 2005 Global paid its shareholders a stock dividend in Sahara Petroleum Exploration Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Sahara Petroleum Exploration Corp for every 100 shares of Global that they held on the record date 15 January 2005

Biosphere Development Corp (Bahamas) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™ that supplies energy through an efficient and environmentally safe process.

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

On February 25, 2005, Global Environmental Energy Corp (Bahamas) (No. 134791 B) received notification from the NASD to begin trading as a foreign corporation. Global Environmental Energy Corp (Bahamas) (No. 134791 B) was issued with both a new trading symbol GEECF and a CINS number P 477255 10 9 which denotes a foreign company trading on the NASD OTC-BB.

On April 28th 2005 Global Environmental Energy Corp (Bahamas) (No. 134791 B) announced its intention to dividend Global Environmental Energy Corp (Delaware) (No. 2147580) to the shareholders of Global Environmental Energy Corp (Bahamas) (No. 134791 B), with a record date of May 28th 2005. All shares of common stock of Global Environmental Energy Corp (Delaware) (No. 2147580) owned by Global Environmental Energy Corp (Bahamas) (No. 134791 B) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp (Bahamas) (No. 134791 B) as of May 28th 2005.

The distribution of the common stock of Global Environmental Energy Corp (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp (Bahamas) was to have owned no shares of stock or equity in Global Environmental Energy Corp (Delaware). On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On May 28th 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) was to have been paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the chapter 11 reorganization of Global Environmental Energy Corp (Delaware). Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

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

Deposit Receivable and Settlement Receivable - The Company provides, through charges to income, a charge for bad debt expense, which is based upon management’s evaluation of numerous factors.  These factors include economic conditions, a predictive analysis of the outcome of the current portfolio and prior credit loss experience, and the degree to which the receivable is secured by liens on assets.  The Company has established a 100% valuation reserve for these assets.

Property and Equipment - Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset which approximates three years. Expenditures for major repairs that extend the useful life of the asset are capitalized.  Minor repair expenditures are charged to expense as incurred.

Minority Investments - The Company owns controlling interest in Biosphere Development Corp (Nassau) and Sahara Petroleum Exploration Corp (Nassau). Biosphere Development Corp (Nassau) owns 31% of Hong Kong based Biosphere Asia Pacific and 31% of Hong Kong based International Environmental Energy Corp. The Company may purchase non controlling interests in entities that purchase the Biosphere machine. The Company accounts for these investments using the equity method.  Accordingly, the investment is recorded at cost and adjusted for the Company’s pro rata share of income or losses incurred by the investee for the fiscal year. Funds received from the investment are first applied to the investment balance and then to other income in the statement of operations.

Long Lived Assets - The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

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

Reclassifications - Certain prior year amounts have been reclassified to conform to the 2006 presentation.

Results of Operations

During the years ended May 31, 2006, 2005 and 2004, we had no sales revenues. Total general and administrative expenses were $54,188,389 for the year ended May 31, 2006, compared to $26,008,302 for the year ended May 31, 2005 and $9,622,974 for the year ended May 31, 2005. Such increase in general and administrative expenses for fiscal 2006 compared to the prior two fiscal years was primarily due to an equipment deposit expense of $27,450,100 and a writedown of investment in subsidiary of $10,500,000 for which there were no comparable expenses in fiscal 2005 and fiscal 2004, although in fiscal 2005 there was a valuation reserve for settlement receivable of $7,750,000 for which there were no comparable items in fiscal 2006 and fiscal 2004. Given the worsening political situation in the Lebanon, the Company established a $7,750,000 reserve for the settlement receivable in fiscal 2005 until such time as it is clear that the Company will receive this amount. Such increase in general and administrative expenses for fiscal 2005 compared to the prior year was primarily due to the aforesaid valuation reserve as well as an increase in consulting fees from $8,719,380 in fiscal 2004 to $16,231,672 in fiscal 2005. Consulting expenses for the year ended May 31, 2006 were $14,918,197. In fiscal 2006, the Company awarded its consultants bonuses and awards of $ 1,996,350. Currently there are seven contracted consultants located in the United Kingdom, China and North Africa. The Company has yet to pay those consultants on their contracts.

Our net loss from continuing operations was $54,188,389 for the year ended May 31, 2006, compared to $26,008,302 for the year ended May 31, 2005 and $9,622,974 for the year ended May 31, 2004.

Interest expense for the year ended May 31, 2006 was $742,621 as compared to $491,782 for the year ended May 31, 2005 and $1,093,578 for the year ended May 31, 2004. During the second quarter of fiscal year 2004, the Company received a line of credit from Diamond Ridge Advisors of $10,160,829. The line is unsecured and carries interest of 6.5%. The interest due on the line will be paid to the lender upon the installation of the corresponding biosphere unit.

After adding other income and expenses, the Company experienced a loss from its continuing operations before income taxes and discontinued operations of $54,931,010 for the year ended May 31, 2006 as compared to a loss of $26,500,084 for the year ended May 31, 2005 and $10,382,285 for the year ended May 31, 2004.

The Company recognized a net loss for fiscal 2006 of $54,931,010 as compared to a loss of $26,500,084 for fiscal year 2005 and $9,511,374 for fiscal 2004 which takes into account the gain on disposal of discontinued operations of $870,911 in fiscal 2004. On a per share basis, fully diluted, the Company experienced loss per share of $ .94 for fiscal 2006 as compared to a loss per share of $0.67 for fiscal 2005 and $0.32 for fiscal 2004.

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

On May 19th 2005 the company’s subsidiary Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result. in the event Global Environmental Energy Corp (Delaware) is liquidated pursuant to Chapter 11 of the Bankruptcy Code, then its common stock will not be distributed as previously contemplated.

Liquidity and Capital Resources

At May 31, 2006, the Company had working capital deficit of $227 as compared to a working capital deficit of $1,677,465 at the end of fiscal year 2005. Total assets at May 31, 2006 were $2,500 as compared to $27,456,904 at May 31, 2005. Total liabilities were $55,612,365 at May 31, 2006 compared to $43,829,088 at May 31, 2005. Stockholders’ equity decreased to a deficit of $55,609,784 at May 31, 2006 from $16,372,184 at May 31, 2005.

Cash used by operating activities was $103 for the year ended May 31, 2006 and $318 for the year ended May 31, 2005 compared to cash provided by operating activities of $7,411,875 for the year ended May 31, 2004 primarily due to a settlement receivable of $7,000,000 in fiscal 2004.

There was no cash used by investing activities in each of fiscal 2006 and fiscal 2005 compared to cash used by investing activities of $27,469,472 in fiscal 2004 primarily due to an equipment deposit $27,450,000.

There was no cash provided by financing activities in each of fiscal 2006 and fiscal 2005 compared to cash provided by financing activities of $20,057,700 in fiscal 2004 primarily due to an advance on credit line of $10,160,829 and issuance of common stock for cash of $9,839,871.

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

Item 6.	Directors, Senior Management and Employees.

Identification of Directors and Executive Officers

The following identification of officers and directors, including biographies, sets forth the officers and directors as of May 31, 2006:

Name	Age	Position
Dr. Christopher A. McCormack	44	Chairman of the Board, Chief Executive Officer and Director

Mr. Salim Ghafari	45	Vice President, Chief Financial Officer, and Director

Mr. Thomas Kessler	64	Company Secretary and Director

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

Directorships

None, other than listed above.

Other Involvement in Certain Legal Proceedings

On May 19th 2005 Global Environmental Energy Corp (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. The Company in April of 2005 had authorized a dividend of all of the shares of Global Environmental Energy Corp (Delaware) to the existing shareholders of the Company.  The dividend was to have been completed in June 2005.  The divided was not completed due to the filing of the reorganization by Global Environmental Energy Corp Delaware (GEEC). Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated. Except as discussed herein with respect to Global Environmental Energy Corp (Delaware) the company Global Environmental Energy Corp (Nassau) is unaware of any legal proceedings against it. The company Global Environmental Energy Corp (Nassau) has never been served with nor has it ever participated in any legal proceeding or action, nor is the company aware of any issue that might adversely affect its evaluation of the ability and integrity of any director or executive officer during the past five years.

Executive Compensation

The following table sets forth information relating to remuneration received by officers and directors as of May 31, 2006, the end of the Company’s most recent fiscal year, as well as indicating the compensation agreements for fiscal 2005:

		Annual Compensation		Long Term Compensation
				Restricted Share	All Other
Name and Principal Position		Salary	Bonus	Awards	Compensation
	2006	$546,977	382,200		761,175

Dr.Christopher	2005	$520,931	$364,000		$603,500
McCormack	2004	$520,931	$0		$25,000
	2003	$520,931	$428,639		$0
Tom Kessler	2006	$138,916

	2005	$138,916	$0		$12,000
Salim Ghafari	2006	$145,860

	2005	$138,915	$0		$12,000
	2004	$138,915	$0		$0
	2003	$138,915	$0		$0
	2002	$138,915	$0		$12,000

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

Share Ownership

The following table sets forth at May 31 2006, the stock ownership of each of the then officers and directors of the Company.

Name	Relationship to Company	Number of shares	Percentage of class
Dr. Christopher McCormack	Officer, Director	3,194,204	4.76%
Tom Kessler	Officer, Director	30,000	0.04%
Salim Ghafari	Officer, Director	-0-	__0.0%

Item 7.	Major Shareholders and Related Party Transactions.

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

B. Significant Changes.

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since May 31, 2006.

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

•
On March 11 2005 Global paid its shareholders a stock dividend in Sahara Petroleum Exploration Corp (Bahamas) stock. Shareholders in Global received 3 restricted shares of Sahara Petroleum Exploration Corp for every 100 shares of Global that they held on the record date 15 January 2005

The Company has one stock dividend pending as follows:

•
On April 28th 2005 Global Environmental Energy Corp (Bahamas) announced its intention to dividend Global Environmental Energy Corp (Delaware) to the shareholders of Global Environmental Energy Corp (Bahamas), with a record date of May 28th 2005. The dividend of Global Environmental Energy Corp (Delaware) was to have been paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the of chapter 11 reorganization of that Global Environmental Energy Corp (Delaware). On May 28th 2005, the record date, Global Environmental Energy Corp (Bahamas), memorialized its shareholders list as at that date and prepared the share certificates for distribution to the shareholders. The dividend of Global Environmental Energy Corp (Delaware) was to have been paid with record date of May 28th 2005, to shareholders of record on that date pending approval of the chapter 11 reorganization of Global Environmental Energy Corp (Delaware). Pursuant to an order signed on June 5, 2007 by the Bankruptcy Judge in the United States Bankruptcy Court, Eastern District of Louisiana, the bankruptcy of Global Environmental Energy Corp (Delaware) has been converted from a Chapter 11 reorganization to a Chapter 7 liquidation. As a result of the Chapter 7 liquidation, the common stock will not be distributed as previously contemplated.

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

Objects and Purposes

The Company was incorporated in the Commonwealth of the Bahamas under the name Global Environmental Energy Corp. Its registered office in the Commonwealth of The Bahamas is located at Gibson, Rigby & Co., Nassau Chambers, East Bay Street, Nassau, The Bahamas. The Registered Agent in charge thereof is Raynard Rigby.

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

Shares of Stock

The shares in the Company shall be issued in the currency of the United States of America. The total authorized capital of the Company shall be US$202,000.00. The Company shall be authorized to issue two (2) classes of Shares. One class shall be designated as Common Stock and shall be voting stock of the Company and the other class shall be Preferred Stock which shall be non-voting stock of the Company. The total number of Shares of Common Stock which the Company is authorized to issued is 1,000,000,000 shares, with a par value of two tenths of one cent ($0.002) each. The total number of Shares of Preferred Stock which the Company shall have authority to issue shall be 20,000,000 shares which shall have a par value of one hundredth of a cent ($0.0001) each and which may be issued in series, The terms, conditions and character of the Preferred Stock shall be fixed by the Board of Directors of the Company at or prior to the time any of such Preferred Stock is issued by the Company.

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

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of May 31, 2006, these disclosure controls and procedures were effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Board of Directors has adopted a Code of Ethics applicable to all of our employees, officers and directors(including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). A copy of the Code of Ethics will be provided to any person without charge upon written request to the Company at P.O. Box CB-13277, Cable Beach, Nassau, Bahamas. In addition, a coy of the Code of Ethics can be found as Exhibit 11.1 to our Annual Report of Form 20-F/A (Amendment No. 1) for the fiscal year ended May 31, 2006.

Item 16C.	Principal Accountant Fees and Services

The following is a summary of the fees billed to us by the principal accountants to the Company for professional services rendered for the fiscal years ended May 31, 2006 and May 31, 2005:

Fee Category	2006 Fees	2005 Fees
Audit Fees	$50,000	$50,000
Audit Related Fees	$0	$10,300
Tax Fees	$0	$0
All Other Fees	$0	$0

Total Fees	$50,000	$60,300

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 17.	Financial Statements.

See the Financial Statements annexed to this report.

Item 18.	Financial Statements.

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.	Exhibits.

Incorporated by Reference to
1.1	Memorandum of Association (Bahamas)	Exhibit 3.1 (1)

1.2	Articles of Association	Exhibit 3.2 (1)

4.1	Cooperation Framework Agreement by and between Biosphere Development Corp., Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd.	Exhibit 4.1 (2)

4.2	Biosphere License Agreement dated January 19, 2006 between Biosphere Development Corp (Bahamas) and Biosphere (Asia Pacific) Company Limited	Exhibit 4.2 (2)

8.1	Subsidiaries of the Company	*

11.1	Code of Ethics	Exhibit 11.1 (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)	*

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)	*

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)	*

*	Filed herewith.

(1)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed on August 31, 2004, and incorporated by reference herein.

(2)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended May 31, 2007, and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL ENVIRONMENTAL ENERGY CORPORATION (Registrant)

Date: April 24, 2008	By:	/s/ Dr. Christopher McCormack
Dr. Christopher McCormack
Chairman and Chief Executive Officer

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Global Environmental Energy Corp.

We have audited the accompanying consolidated balance sheet of Global Environmental Energy Corp. and subsidiaries (“the Company”) as of May 31, 2006 and 2005 and the related statements of operations, changes in stockholders’ (deficit) and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Environmental Energy Corp. and Subsidiaries at May 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

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

Kempisty & Company
Certified Public Accountants P.C.
New York, New York
November 9, 2006

BERKOVITS & COMPANY, LLP
CERTIFED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Broad of Directors
Global Environmental Energy Corp. and Subsidiaries
F/K/A Life Energy & Technology Holdings, Inc.
Nassau, Bahamas

We have audited the accompanying consolidated statements of operations, changes in stockholders’ equity and cash flows of Global Environmental Energy Corp. F/K/A Life Energy & Technology Holdings, Inc. and Subsidiaries (a Development Stage Company referred to as the “Company”) for the year ended May 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended May 31, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s dependence on outside financing, lack of sufficient working capital, and recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan are described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Berkovits & Company, LLP
(F/K/A Berkovits, Lago & Company, LLP)
Fort Lauderdale, Florida
October 12, 2004

8211 WEST BROWARD BOULEVARD • SUITE 340 • FORT LAUDERDALE, FLORIDA 33324
(BROWARD) (954) 475-3199 • (800) 689-3521 • FAX (954) 472-2308 (DADE) (305) 944-9326 • FAX (305) 402-3103
E-MAIL: bicpa@bl-cpa.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
REGISTERED FIRM WITH PUBLIC COMPANY OVERSIGHT BOARD (PCAOB) • CENTER FOR AUDIT QUALITY • EMPLOYEE BENEFIT PLAN QUALITY CENTER
INFORMATION TECHNOLOGY SECTION OF THE AICPA • TAX SECTION OF THE AICPA • JHI WORLDWIDE ASSOCIATION OF FIRMS

Global Environmental Energy Corp

Consolidated Balance Sheets

	May 31,
	2006	2005
ASSETS
Other Assets
Property and equipment-net (Note 9)	$-	$4,404
Equipment deposit	27,450,100	27,450,000
Valuation reserve against equipment deposit (Note 8)	(27,450,100)	-
Trademarks and copyrights	2,500	2,500

TOTAL ASSETS	$2,500	$27,456,904

LIABILITIES AND SHAREHOLDERS' (DEFICIT)
Current Liabilities
Accounts payable and accrued expense	$-	$998,427
Salaries and benefits payable	-	678,823
Bank overdraft	227	215
Total Current Liabilities	227	1,677,465
Long-term Liabilities
Salaries and benefits payable	30,254,581	20,971,742
Notes payable to shareholders (Note 13)	18,462,318	17,696,871
Deferred sales	350,000	350,000
Payable to shareholder (Note 13)	6,545,239	3,133,010
Total Long-term Liabilities	55,612,138	42,151,623
Total liabilities	55,612,365	43,829,088

Commitments and contingencies (Notes 11 and 13)

Shareholders' (Deficit)
Preferred stock, par value $0.0001, 20,000,000 shares authorized, none issued and outstanding (Note 14)	-	-
Common stock, $0.002 par value, 1,000,000,000 shares authorized, 67,045,916 and 49,058,921 shares issued and outstanding as of May 31, 2006 and 2005, respectively (Note 14)	134,093	98,119
Additional paid in capital	48,781,968	33,124,613
Accumulated Deficit	(104,525,926)	(49,594,916)
Total Shareholders' (Deficit)	(55,609,865)	(16,372,184)

TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT)	$2,500	$27,456,904

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp.

Consolidated Statements of Operations

	For the Year Ended May 31,
	2006	2005	2004

Sales revenues	$-	$-	$-

General and administrative expenses:
Consulting fees	14,918,197	16,231,672	8,719,380
Administrative expenses	933,188	2,015,033	891,997
Depreciation expense	4,404	11,597	11,597
Stock based compensation	382,500	-	-
Equipment deposit expense	27,450,100	-	-
Write down of investment in subsidiary	10,500,000	-	-
Valuation reserve for settlement receivable	-	7,750,000	-
Total general and administrative expenses	54,188,389	26,008,302	9,622,974

Net (Loss) from continuing operations	(54,188,389)	(26,008,302)	(9,622,974)

Investment in affiliate	-	-	126,422
Other	-	-	(11,572)
Interest income	-	-	219,417
Interest expense	(742,621)	(491,782)	(1,093,578)
	(742,621)	(491,782)	(759,311)

Net (Loss) before tax provision	(54,931,010)	(26,500,084)	(10,382,285)

Provision for income taxes	-	-	-

Net (Loss) from continuing operations	(54,931,010)	(26,500,084)	(10,382,285)

Gain on disposal of discontinued operations (net of tax effects)	-	-	870,911

Net (loss)	$(54,931,010)	$(26,500,084)	$(9,511,374)

Basic and fully diluted net loss per common share:
Loss from continuing operations	$(0.94)	(0.67)	(0.35)
Income from discontinued operations	-	-	0.03
Loss per share	$(0.94)	$(0.67)	$(0.32)

Weighted average number of shares outstanding	58,408,951	39,702,381	30,706,695

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp.

Consolidated Statements of Cash Flows

	For the Year Ended May 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from operations	$(54,931,010)	$(26,500,084)	$(9,511,374)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation	4,404	11,597	11,596
Shares issued for services	729,299	9,570,736	-
Valuation reserve for settlement receivable	-	7,750,000	-
Employee stock options expense	382,500	-	-
Equipment deposit expense	27,450,100	-	-
Write down of investment in subsidiary	10,500,000	-	-
Warrants issued for services	4,081,530	-	13,005
Gain on discontinued operations	-	-	(870,911)
Changes in operating assets and liabilities:
Settlement receivable	-	-	7,000,000
Current liabilities	(1,677,250)	-	-
Accounts payable	-	-	834,092
Notes payable	765,447	-	-
Interest expense	-	491,782	1,093,578
Salaries payable	9,282,839	6,633,131	8,830,168
Payable to shareholder	3,412,229	2,124,198	-
Bank overdraft	(191)	(81,678)	11,721
Total adjustments	54,930,907	26,499,766	16,923,249
CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(103)	(318)	7,411,875

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase office equipment	-	-	(19,472)
Equipment deposit	-	-	(27,450,000)
CASH USED BY INVESTING ACTIVITIES	-	-	(27,469,472)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advance on credit line	-	-	10,160,829
Issuance of common stock for cash	-	-	9,839,871
Advances from shareholder	-	-	57,000
CASH PROVIDED BY FINANCING ACTIVITIES	-	-	20,057,700

NET INCREASE (DECREASE) IN CASH	(103)	(318)	103

CASH
Beginning of year	103	103	-
End of year	$-	$(215)	$103

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid in cash during the year	$-	$-	$5,847

NON-CASH FINANCING ACTIVITIES:
Sale of land in exchange for return of preferred stock	$-	$-	$2,459,890
Sale of minority interest in exchange for return of preferred stock	$-	$456,100	$-
Issuance of common stock for investment in affiliate	$10,500,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp.

Consolidated Statements of Changes in Stockholders’ (Deficit)
For the Years Ended May 31, 2006, May 31, 2005 and May 31, 2004
	Preferred Stock B		Common Stock			Retained	Total
	Par Value $0.001 (*)		Par Value $0.002		Additional Paid-In	Earnings/ Accumulated	Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficiency)

Balances at May 31, 2003	1,853,989	1,854	25,279,655	50,560	15,792,696	(13,583,458)	2,261,652

Warrants issued for services	-	-	-	-	13,005	-	13,005
Preferred shares returned for land	(245,986)	(246)	-	-	(2,459,644)	-	(2,459,890)
Shares issued to pay shareholder advances	-	-	3,615,052	7,230	462,770	-	470,000

Shares issued for cash	-	-	6,559,914	13,120	9,826,751	-	9,839,871

Net (Loss)	-	-	-	-	-	(9,511,374)	(9,511,374)

Balances at May 31, 2004	1,608,003	1,608	35,454,621	70,910	23,635,578	(23,094,832)	613,264
Preferred shares returned for minority interest	(1,608,003)	(1,608)	-	-	(454,492)	-	(456,100)
Shares issued for compensation	-	-	7,496,039	14,993	9,555,743	-	9,570,736
Shares issued for debt conversion	-	-	4,230,156	8,460	391,540	-	400,000

5% stock dividend	-	-	1,878,105	3,756	(3,756)	-	-

Net (Loss)	-	-	-	-	-	(26,500,084)	(26,500,084)

Balances at May 31, 2005	-	-	49,058,921	98,119	33,124,613	(49,594,916)	(16,372,184)
Shares issued for compensation	-	-	4,861,995	9,724	719,575	-	729,299
Shares issued for investment in affiliate	-	-	13,125,000	26,250	10,473,750	-	10,500,000
Warrants and options issued for services	-	-	-	-	4,081,530	-	4,081,530
Warrants issued for compensation	-	-	-	-	382,500	-	382,500

Net (Loss)	-	-	-	-	-	(54,931,010)	(54,931,010)

Balances at May 31, 2006	-	$-	67,045,916	$134,093	$48,781,968	$(104,525,926)	$(55,609,865)

(*) Par value changed to $.0001 effective July 30, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

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

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Use of Estimates

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

Deposit Receivable and Settlement Receivable

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

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset which approximates three years. Expenditures for major repairs that extend the useful life of the asset are capitalized.  Minor repair expenditures are charged to expense as incurred.

Minority Investments

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

Long Lived Assets

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

Discontinued Operations

The business operations of the Company's subsidiary Health-Pak Inc. were discontinued through a formal plan of disposal upon the merger by management in November 2000. The business activity of the subsidiary is summarized in the May 31, 2004 balance sheet as net liability of discontinued operations and in the year ended May 31, 2004 statement of operations as gain (loss) from discontinued operations.

Global Environmental Energy Corp Delaware Operations

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

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Principals of Consolidation

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

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTE 4 - NET LOSS PER SHARE

The Company applies SFAS No. 128, “Earnings Per Share”.  Basic loss per share (“LPS”) is computed using the weighted average number of common shares outstanding during the period.  Diluted LPS is computed using the weighted average number of common and dilutive potential common shares outstanding during the period.  Dilutive potential common shares consist of common stock issueable upon exercise of stock options and warrants using the treasury stock method.  No adjustments to earnings were made for purposes of per share calculations.  The Company has reported a net loss for the fiscal years ended May 31, 2006 and 2005 and 2004.  As a result, 9,043,750 shares of common stock, which may be issued upon the conversion of Convertible Preferred Stock A and B shares, or exercise of options have been excluded from the calculation of diluted loss per share for the fiscal years ended May 31, 2006 and 2005 and 2004, because their inclusion would be anti-dilutive.

Options to purchase 31,543,750 of common stock at May 31, 2006 as compared to 9,043,750 at May 31, 2005 and May 31, 2004.  Preferred stock convertible into 0 and 1,608,000 shares of common stock was also outstanding at May 31, 2005 and 2004.  The share equivalents of the options and convertible preferred outstanding were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 5 - COMMON STOCK OPTIONS

As part of compensation to employees and consultants, the Company granted common stock options during fiscal year 2001 and fiscal year 2003 & 2004.  The Company has no formal stock option plan for its employees.  The following table summarizes common stock options outstanding from June 1, 2004 to May 31, 2006.

	Amount	Weighted Average Exercise Price	Weighted Average Years to Maturity

Outstanding at May 31, 2003	$8,843,750	0.1325	2.512
Issued	200,000
Expired	-
Exercised	-
Outstanding at May 31, 2004	9,043,750	0.1332	1.512
Issued	-
Expired	-
Exercised	-
Outstanding at May 31, 2005	9,043,750	0.1332	0.0221
Issued	22,500,000
Expired	8,093,750
Exercised	-
Outstanding at May 31, 2006	$23,450,000	5.2145	4.509

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

In August 2005 the company granted to the Shenzhen Branch of Yankuang Group Co., Ltd., or any other party designated by Shenzhen Branch of Yankuang Group Co., Ltd., the option to purchase one million five hundred thousand (1,500,000) shares of Global Environmental Energy Corp., at USD$0.558 per share. As a result, the Company recorded $1,267,510 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 5 - COMMON STOCK OPTIONS (continued)

On August 30, 2005 the Company granted to Hong Kong based Prosper Commercial Company Limited or its registered assigns the option to purchase six million five hundred thousand (6,500,000) shares of Global Environmental Energy Corp. expiring August 30, 2010, to be exercised according to the following price schedule:

Number of
Exercise Price	Shares

USD
$1.00	250,000
$1.50	250,000
$2.00	500,000
$2.50	500,000
$3.00	500,000
$4.00	500,000
$5.00	500,000
$6.00	500,000
$7.00	500,000
$8.00	500,000
$9.00	500,000
$10.00	500,000
$20.00	250,000
$30.00	250,000
$35.00	250,000
$40.00	250,000
6,500,000

As a result, the Company recorded $2,814,020 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 5 - COMMON STOCK OPTIONS (continued)

In January 2006 the company granted to Singapore based Wister Associated Inc, a Panamanian Corporation (No. 9262) Organised under the General Corporation Law of Panama with its offices at 53rd Street, Urbanizacion Obarro, Swiss Tower, 16th Floor, Panama, Republic of Panama or its registered assigns the option to purchase six million five hundred thousand (6,500,000) shares of Global Environmental Energy Corp. expiring August 30, 2010, to be exercised according to the following price schedule:

Number of
Exercise Price	Shares

USD
$1.00	250,000
$1.50	250,000
$2.00	500,000
$2.50	500,000
$3.00	500,000
$4.00	500,000
$5.00	500,000
$6.00	500,000
$7.00	500,000
$8.00	500,000
$9.00	500,000
$10.00	500,000
$20.00	250,000
$30.00	250,000
$35.00	250,000
$40.00	250,000
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

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 6 - GLOBAL ENVIRONMENTAL ENERGY CORP DELAWARE OPERATIONS

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

The intended dividend of Global Environmental Energy Corp (Delaware) will be reviewed by the Board of Global Environmental Energy Corp (Bahamas) subject to Global Environmental Energy Corp (Delaware)’s successful reorganization.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 6 - GLOBAL ENVIRONMENTAL ENERGY CORP DELAWARE OPERATIONS (continued)

The following is the Combined Condensed Balance Sheets of the Company at May 31, 2006 and 2005 which includes Global Delaware and the Company and its other subsidiaries:

	May 31, 2006			May 31, 2005
	Global &	Global		Global &	Global
	Subsidiaries	Delaware	Total	Subsidiaries	Delaware	Total
ASSETS
Other Assets
Property and equipment-net	$-	$-	$-	$4,404	$-	$4,404
Equipment deposit	-	27,450,100	27,450,100	-	27,450,000	27,450,000
Valuation reserve against
equipment deposit	-	(27,450,100)	(27,450,100)	-	-	-
Trademarks and copyrights	2,500	-	2,500	2,500	-	2,500

TOTAL ASSETS	$2,500	$-	$2,500	$6,904	$27,450,000	$27,456,904

LIABILITIES AND
SHAREHOLDERS' (DEFICIT)
Current Liabilities
Accounts payable and accrued expense	$-	$-	$-	$998,427	$-	$998,427
Salaries and benefits payable	-	-	-	678,823	-	678,823
Bank overdraft	227	-	227	215	-	215
Total Current Liabilities	227	-	227	1,677,465	-	1,677,465
Long-term Liabilities
Salaries and benefits payable	25,767,573	4,487,008	30,254,581	16,484,734	4,487,008	20,971,742
Notes payable to shareholders	8,301,489	10,160,829	18,462,318	7,536,042	10,160,829	17,696,871
Deferred sales	350,000	-	350,000	350,000	-	350,000
Payable to shareholder	6,545,239	-	6,545,239	3,133,010	-	3,133,010
Total Long-term Liabilities	40,964,301	14,647,837	55,612,138	27,503,786	14,647,837	42,151,623
Total liabilities	40,964,528	14,647,837	55,612,365	29,181,251	14,647,837	43,829,088

Shareholders' Equity
Common stock	134,093	-	134,093	98,119	-	98,119
Additional paid in capital	48,781,968	-	48,781,968	33,124,613	-	33,124,613
Accumulated Deficit	(89,878,089)	(14,647,837)	(104,525,926)	(62,397,079)	12,802,163	(49,594,916)
Total Shareholders' (Deficit)	(40,962,028)	(14,647,837)	(55,609,865)	(29,174,347)	12,802,163	(16,372,184)

TOTAL LIABILITIES AND
SHAREHOLDERS' (DEFICIT)	$2,500	$-	$2,500	$6,904	$27,450,000	$27,456,904

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 7 - SETTLEMENT RECEIVABLE

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

NOTE 8 - VALUATION RESERVES

The now extended delays in the delivery of systems to US clients, compounded by uncertainties arising from delays in the Chapter 11 reorganization process and the ongoing failure of US clients to meet contractual requirements have prompted the company to question the realization of the $27,450,000 deposit and consequently to establish a 100% reserve for this amount. In the possible eventuality that US clients continue to fail to meet contractual requirements, the company has as of the date of this report asked its manufacturing vendor to assess the remanufacture of the 5 US specified systems to meet Chinese client standards, thereby allowing for the potential sale of the 5 systems to Biosphere Asia Pacific’s Chinese clients.

The Company received $7,000,000 in fiscal 2004 towards the balance of $14,400,000 receivable on its Kuwat contract. The Company has received no payment on the receivable in 2005 or 2006 as delivery was suspended due to the increasing political instability in the Lebanon. The company has established a 100% valuation reserve for the receivable of USD$7,400,000.

During the year the company issued 13,125,000 shares of common stock for a 30% stake in International Environmental Energy Corp. The shares were valued at $.80 per share for a total investment of $10,500,000. Due to the inherent uncertainties with start up entities the Company has decided to write down this asset to zero at May 31, 2006.

NOTE 9 - PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	May 31,
	2006	2005

Office equipment	$47,122	$47,122
Accumulated depreciation	(47,122)	(42,718)
	$-	$4,404

Depreciation for the years ended May 31, 2006 and 2005 amounted to $ 0 and $4,404 respectively.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

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

NOTE 11 - COMMITMENTS AND CONTINGENCIES

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

Remaining commitments under the employment contracts are as follows:

		Unaccountable
Year ending May 31,	Salaries	Expenses	Bonus	Pension	Total

2007	$2,476,167	$1,448,665	$1,426,182	$2,424,988	$7,776,002
2008	2,599,975	1,521,098	1,497,491	2,546,238	8,164,802
2009	2,729,974	1,597,153	1,572,366	2,673,549	8,573,042
2010	2,866,473	1,677,011	1,650,984	2,807,227	9,001,695
2011	3,009,797	1,760,862	1,733,533	2,947,588	9,451,780
Thereafter	12,672,749	7,414,108	7,299,043	12,410,820	39,796,720
	$26,355,135	$15,418,897	$15,179,599	$25,810,410	$82,764,041

The compensation agreements also call for the issuance of options as follows:

			Option
	Options	Total	Exercise
Employee	Per Year (a)	Options	Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/16 - 2/28/26
Related parties	2,000,000	20,000,000	0.13	2/28/16 - 2/28/26
5 others	3,000,000	30,000,000	0.13	2/28/16 - 2/28/26
(a) Vesting begins February 28, 2006

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 12 - INCOME TAXES

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

	May 31,
	2006	2005
Deferred tax asset:
Net operating loss carry forward	$8,792,191	$8,792,191

Total deferred tax asset	$8,792,191	$8,792,191

Net future tax benefit	3,517,000	3,517,000
Valuation allowance for net deferred tax assets	(3,517,000)	(3,517,000)

NOTE 13 - RELATED PARTY TRANSACTIONS

During the fiscal year 2004, a shareholder loaned the Company $10,160,129 at 6.50% in order to provide financing for the construction of Biosphere machines.  The Company recorded interest expense of $742,621 in 2006 and $491,782 in fiscal year 2005 and $439,669 in fiscal year 2004.

During the fiscal year 2006 and 2005 and 2004, shareholders paid for services on behalf of the Company.  The Company has recorded a payable to the shareholders of $5,476,460 in the balance sheet at May 31, 2006 and $3,133,010 at May 31, 2005 and $1,008,812 at May 31, 2004.  The advances are payable in December 2009 at no stated interest.

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

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 13 - RELATED PARTY TRANSACTIONS (continued)

Remaining commitments under the employment contracts are as follows:

		Unaccountable
Year ending May 31,	Salaries	Expenses	Bonus	Pension	Total

2007	$2,476,167	$1,448,665	$1,426,182	$2,424,988	$7,776,002
2008	2,599,975	1,521,098	1,497,491	2,546,238	8,164,802
2009	2,729,974	1,597,153	1,572,366	2,673,549	8,573,042
2010	2,866,473	1,677,011	1,650,984	2,807,227	9,001,695
2011	3,009,797	1,760,862	1,733,533	2,947,588	9,451,780
Thereafter	12,672,749	7,414,108	7,299,043	12,410,820	39,796,720
	$26,355,135	$15,418,897	$15,179,599	$25,810,410	$82,764,041

The compensation agreements also call for the issuance of options as follows:

			Option
	Options	Total	Exercise
Employee	Per Year (a)	Options	Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/16 - 2/28/26
Related parties	2,000,000	20,000,000	0.13	2/28/16 - 2/28/26
5 others	3,000,000	30,000,000	0.13	2/28/16 - 2/28/26

(a)  Vesting begins February 28, 2006

NOTE 14 - STOCKHOLDERS’ DEFICIT

As part of the Company’s reorganization into a Bahamian Corporation in fiscal 2005, the Company increased its authorized common shares $.002 par value from 100,000,000 to 1,000,000,000 and authorized 20,000,000 undesignated preferred shares $.0001 par value.

Preferred Stock

During fiscal year 2004, preferred shareholders returned 245,986 shares of preferred stock in return for land originally contributed to the Company in fiscal 2001 valued at $2,459,890 at the time of the transaction.

Common Stock

During fiscal year 2006 the Company issued 13,125,000 shares of common stock for its 31% investment in Hong Kong based International Environmental Energy Corp in December 2005, valued at $10,500,000, and 4,861,995 shares of common stock for services valued at $0.15 per share or $729,299.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

NOTE 14 - STOCKHOLDERS’ EQUITY (continued)

During fiscal 2005 the Company issued 7,496,039 common shares for services as follows:

•	1,843,225 shares were issued in April 2005, for services and valued at $.88 per share or $1,622,038.

•	The Company issued 351,000 shares of S-8 for services in March of 2005, valued at $1.30 per share or $456,300.

•	In February 2005 the Company issued 1,570,000 common shares for services rendered to a number of consultants and attorneys, valued at $1.67 per share or $2,621,900.

•	The Company issued 1,581,763 shares of common stock for services on January 25 2005, valued at $2.25 or $3,558,967.

•	In December 2004 the Company issued 2,150,051 shares of common stock for services valued at $0.61 per share or $1,311,531.

The Company authorized a 5% common stock dividend to existing shareholders of the Company to be paid in January of 2005 and was not delivered until March of 2005 after the Company received authorization to begin trading as a foreign corporation for 1,878,105 shares.

In February of 2005 the Company converted $400,000 dollars of debt at $.13 cents a share into 4,230,156 of common shares.

During fiscal 2004, the Company issued 6,559,914 shares of common stock and received proceeds of $9,839,871.

On February 9, 2004 the Board of Directors approved the conversion of $470,000 of Dr. McCormack’s debt into 3,615,052 shares of the Company’s common stock.

Warrants and Options

During fiscal year May 31, 2006, the Company issued 8,000,000 warrants exercisable at $.13 per share of common stock.  As a result, the company recorded salary based compensation expense of $382,500 in the statement of operations.

In August 2005 the company granted to the Shenzhen Branch of Yankuang Group Co., Ltd., or any other party designated by Shenzhen Branch of Yankuang Group Co., Ltd., the option to purchase one million five hundred thousand (1,500,000) shares of Global Environmental Energy Corp., at USD$0.558 per share. As a result, the Company recorded $1,267,510 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

On August 30, 2005 the Company granted options to buy 6,500,000 shares of common stock at various exercise prices and expiring on August 30, 2010. As a result, the Company recorded $2,814,020 in consulting expense in the statement of operations for the fiscal year ended May 31, 2006.

During the fiscal year 2004, the Company issued 200,000 warrants exercisable at $1.65 per warrant for 200,000 shares expiring in November 2008. As a result, the Company recorded $13,005 in consulting expense in the statement of operations in fiscal year 2004.