Form 20-F
period 2008-05-31
GLOBAL ENVIRONMENTAL ENERGY COPORATION
filed 2008-12-24
CIK 840823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period: N/A

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

Commission file number 0-32861

GLOBAL ENVIRONMENTAL ENERGY CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Bahamas
(Jurisdiction of incorporation or organization)

P.O. Box CB-13277, Cable Beach, Nassau, Bahamas
(Address of principal executive offices)

Dr. Christopher McCormack, Chief Executive Officer
P.O. Box CB-13277, Cable Beach, Nassau, Bahamas
 Phone: +1 242 323 0086 Fax: +1 561 892 7930
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.    None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.125,031,618 shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP            ☒
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other                      ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☒ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

GLOBAL ENVIRONMENTAL ENERGY CORP.

TABLE OF CONTENTS

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The selected financial data set forth for the years ended May 31, 2008, 2007, 2006, 2005 and 2004 are derived from the Company’s audited consolidated financial statements and relate solely to the Company’s current business operations.  The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

	2008	2007	2006	2005	2004

Revenues	-	-	-	-	-
General and administration expenses	17,549,385	23,159,781	54,188,389	26,008,302	9,622,974
Net loss from continuing operations	17,549,385	23,159,781	54,188,389	26,008,302	9,622,974
Interest expense	1,440,060	1,172,404	742,621	491,782	1,093,578
Net Loss	18,989,445	24,332,185	54,931,010	26,500,084	9,511,374
Net loss per share from continuing operations	0.16	0.31	0.94	0.67	0.35
Shares outstanding	125,031,618	115,031,618	67,045,916	49,058,921	35,454,621
Total Assets	2,500	2,500	2,500	27,456,904	35,674,704
Total Current liabilities	79,537,930	44,100,072	227	1,677,465	1,758,928
Total Long-term Liabilities	6,401,269	27,452,019	55,612,138	42,151,623	33,302,512
Common stock	250,065	230,065	134,093	98,119	70,910
Preferred stock	-	-	-	-	1,608
Accumulated Deficit	147,847,556	128,858,111	104,525,926	49,594,915	23,094,832

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

NEED FOR ADDITIONAL CAPITAL.  If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless. We will require substantial additional capital to develop our biosphere business . Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in projects or biosphere sales at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

DEPENDENCE ON CHIEF EXECUTIVE OFFICER.  We are heavily dependent on Dr. CA McCormack, our CEO, President and Chairman, both technically and financially. The loss of Dr. CA McCormack, whose knowledge, leadership, technical expertise and finance upon which we rely, would harm our ability to execute our business plan. Our success depends heavily upon the continued contributions of Dr. CA McCormack, whose knowledge, leadership and technical expertise would be difficult to replace. Our success is also dependent on our ability to retain and attract experienced engineers, and other technical and professional staff. We do not maintain any key person insurance on Dr. CA McCormack. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Dr. CA McCormack.

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

SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE OPERATIONS. Our auditors’ opinion on our May 31, 2008 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern. As reflected in the accompanying financial statements, the Company incurred net losses of $18,989,445, $24,332,185 and $54,931,010 for the years ended May 31, 2008, 2007 and 2006 respectively and an accumulated deficit of $147,847,556 at May 31, 2008.  There are significant uncertainties with regard to the Company’s ability to generate sufficient cash flows from operations or other sources to meet and fund its commitments with regard to existing liabilities and recurring expenses.  The Company intends to finance future operations from the proceeds of a subscription agreement for the sale of shares of common stock and an additional financing from the stockholders'. The loans/advances received from stockholders’ are not payable in the next twelve months.  Further, interest on loans/advances from stockholders’ has been accrued and no payments have been made to date. Based on the financial position of the Company and its inability to generate cash from operations, the stockholders have agreed to the repayment after the Company begins to generate future cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

OUR SECURITIES ARE HIGHLY SPECULATIVE.  Due to our limited operating history, our securities must be considered highly speculative. We are engaged in the business of commercially exploiting the biosphere process system through Biosphere Development Corp.  Biosphere has to date not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon the success of our contemplated biosphere projects, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional monies through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

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

CURRENT LEVELS OF MARKET VOLATILITY COULD HAVE ADVERSE IMPACTS.  The capital and credit markets have been experiencing volatility and disruption. If the current levels of market disruption and volatility continue or worsen, there can be no assurance that the Company will not experience adverse effects, which may be material. These effects may include, but are not limited to, difficulties in raising additional capital or debt and a smaller pool of investors and funding sources.  There is thus no assurance the Company will have access to the equity capital markets to obtain financing when necessary or desirable.

GENERAL DETERIORATION IN ECONOMIC CONDITIONS MAY HAVE ADVERSE IMPACTS. The current global economic environment is challenging and uncertain. Worldwide financial markets have experienced extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades and declining valuations of investments.  These disruptions are likely to have an ongoing adverse effect on the world economy. We are unable to predict how long the economic downturn will last. A continuing economic downturn and financial market disruptions may adversely impact our business.  In addition, the risks associated with the industry in which the Company operates may become more acute in periods of a slowing economy or slow growth.

Item 4. Information on the Company.

Background

Global Environmental Energy Corp.’s (Bahamas) (the “Company” or “GLOBAL”) was formed to become a fully integrated energy company whose interests include traditional oil and gas exploration and production, alternative energy sources, environmental infrastructure and electrical micro-power generation through it subsidiaries.

In May 2004 the Board of Global Environmental Energy Corp. (Delaware) (a Delaware Corporation) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28, 1978) approved the formation and incorporation of Global Environmental Energy Corp. (Bahamas).  Global Environmental Energy Corp. (Bahamas) is a Bahamian Corporation (No. 134791 B) incorporated on June 24, 2004 under the Bahamian International Business Companies Act, 2000.

In August 2004 Life Energy & Technology Holdings, Inc (Delaware) (No. 2147580) authorized by board resolution a name change for the Company to Global Environmental Energy Corp. (Delaware) (No. 2147580) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans Louisiana. Accordingly there were then two companies named Global Environmental Energy Corp., operating in Nassau, Global Environmental Energy Corp. (Delaware), (a Delaware Corporation) (No. 2147580) (formerly Life Energy & Technology Holdings Inc., formerly Health Pak Inc., formerly Morgan Windsor Ltd., originally incorporated on December 28, 1978) and Global Environmental Energy Corp. (Bahamas) a Bahamian Corporation (No. 134791 B) incorporated on June 24, 2004.

On September 1, 2004 Global Environmental Energy Corp. (Delaware) OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp. (Bahamas) completed a one for one share exchange.  Upon the completion of the share exchange Global Environmental Energy Corp. (Delaware) became a  wholly owned subsidiary of Global Environmental Energy Corp. (Bahamas). On May 19, 2005 Global Environmental Energy Corp. (Delaware) commenced its reorganization in Federal Bankruptcy Court in New Orleans, Louisiana.

In December 2004 the Board of Global Environmental Energy Corp. (Bahamas) authorized the formation and incorporation of two subsidiary companies, Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas) with offices in New Providence, Commonwealth of the Bahamas.

Biosphere Development Corp. (Bahamas) (“Biosphere”) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp. (Bahamas) is an operating subsidiary of Global Environmental Energy Corp. (Bahamas) and is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™, that supplies energy through an efficient and environmentally safe process.  Biosphere has no assets or operations as of May 31, 2008 and 2007.

Sahara Petroleum Exploration Corp. (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is a subsidiary for Global Environmental Energy Corp. (Bahamas) and is inactive as of May 31, 2008 and 2007.

On February 25, 2005, Global Environmental Energy Corp. (Bahamas) received notification from the NASD to begin trading as a foreign corporation. Global Environmental Energy Corp. (Bahamas) was issued with both a new trading symbol GEECF and a CINS  number P 477255 10 9 which denotes a foreign company trading on  the OTCBB.

On April 28, 2005 Global Environmental Energy Corp. (Bahamas) announced its intention to dividend Global Environmental Energy Corp. (Delaware) to the shareholders of Global Environmental Energy Corp. (Bahamas), with a record date of May 28, 2005. All shares of common stock of Global Environmental Energy Corp. (Delaware) owned by Global Environmental Energy Corp. (Bahamas) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of Global Environmental Energy Corp. (Bahamas) as of May 28, 2005. The distribution of the common stock of Global Environmental Energy Corp. (Delaware) was anticipated to be delivered to the shareholders of Global Environmental Energy Corp. (Bahamas) on June 10, 2005 after which date Global Environmental Energy Corp. (Bahamas) owned no shares of stock or equity in Global Environmental Energy Corp. (Delaware). However, on May 19, 2005 Global Environmental Energy Corp. (Delaware), filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201, which has been converted to Chapter 7 liquidation.

Subsidiaries

The consolidated financial statements included with this report include the accounts of the Company and its subsidiaries namely, Global Environmental Energy Corp. (Delaware) which is 100% owned by the Company, and Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas), both of which are majority owned subsidiaries.  As of May 31, 2008 and 2007, Sahara Petroleum Exploration Corp. (Bahamas) is inactive.  Global Environmental Energy Corp. (Delaware), a fully owned subsidiary of the Company, has proceeded to file under Chapter 7 of the Bankruptcy Code as described above.  Global Environmental Energy Corp. (Delaware) has been consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws. . The Delaware Company had no assets as at May 31, 2008 and 2007 and had  liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2008 and 2007. These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

On the December 4, 2007 the Company, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., a company formed in the Peoples Republic of China.  No consideration was paid for the acquisition of the ownership interest. As a result, the Company is unable to determine the legal viability of this transaction and will try to obtain an opinion from legal counsel for this transaction. Further, the Company is also in the process of obtaining audited financial statements for this entity prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The unaudited financial statements of Biosphere (Shaoxing) Technology Co. Ltd prepared by management include construction in progress of approx $2.3 million, payables of $1 million and the difference as equity of $1.3 million which relate to the minority interest. The non-inclusion of this Company did not affect the accumulated deficit of the consolidated financial statements. Because of the reasons cited above, Biosphere (Shaoxing) Technology Co. Ltd has not been consolidated in the financial statements included with this report.

On October 22, 2007 Biosphere Development Corp. (Bahamas) entered into an agreement with Freedom Renewable Energy Corp.. (“Freedom”) to license a right to the use of Biosphere Processing System Technology for a consideration of $5 million.  Freedom could not honor payment on this agreement and therefore, subsequently, on December 18, 2007, entered into forgiveness agreement with the Company wherein Freedom agreed to sell a 15% minority ownership interest to the Company in exchange for the amounts due to be paid to Biosphere Development Corp.  The Company accounts for the investment in Freedom under the cost method of accounting.  Based on the available facts, the Company will not recognize revenue from this transaction or report the related asset as Noreen Griffin, a former Chairperson of Global Environmental Energy Corp. (Delaware) and currently a consultant and a stockholder of the Company, is non-executive Chairman, director and one of the stockholders of Freedom.

The Company has investments in various entities that are guided through three subsidiaries, Global Environmental Energy Corp. (Delaware) which is 100% owned by the Company as descrbed above, and Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas), both of which are 85% owned by the Company.  Both these entities have been consolidated in accordance with generally accepted accounting principles in the United States of America.

Biosphere Development Corp. (Bahamas), one of the 85% owned subsidiaries of the Company, has investments in the following entities:

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

3.	Controls 31% International Environmental Energy Corp., which has had no activities since May 2007.

No assets or liabilities have been consolidated from any of these minority owned entities of Biosphere Development Corp. (Bahamas).

The Company acquired non controlling interests in these entities that purchase the Biosphere machine. Sahara Petroleum Exploration Corp. (Bahamas), an 85% owned subsidiary of the Company, has been inactive since May 2007.

The flowchart below represents our ownership interest in the various companies referred to above.

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

In August 2004 Life Energy & Technology Holdings, Inc (Delaware) changed its name to Global Environmental Energy Corp. (Delaware) and changed its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principle place of business in New Orleans, Louisiana. On September 1, 2004 Global Environmental Energy Corp. (Delaware) OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp. (Bahamas) completed a one for one share exchange.

The Company was formed to become a fully integrated energy company operating through it subsidiaries, Biosphere and Sahara.  To date the Company has been best known for its Biosphere Process™ System, a unique proprietary technology to which the Company holds a licence and with which the Company promotes the use of sustainable and renewable energy sources. The Company through Biosphere Development Corp. subcontracts the manufacture of the Biosphere Process™ System to third parties.

The Business Overview

The Company’s two business segments were originally:

(a)           The commercialization of the Biosphere Process™ System,
(b)           The acquisition and development for sale of oil and gas reserves and other energy related products.

These segments are more particularly described below.

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

•           Marketing Plan

Biosphere Development Corp. (Bahamas) is a Bahamian Corporation established in December of 2004, as an operating subsidiary of the Company for the purpose of pursuing overseas opportunities for the Biosphere Process System. At present, management relies upon agreements with independent sales agents to secure contracts for its Biosphere Process™ Systems. To date, such efforts have resulted in commitments to purchase and or lease Biosphere Process™ Systems from a number of parties.

In September 2005 Biosphere Development Corp. signed and exchanged an Agreement of Intent with the Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd., to provide for the formation of two new joint venture companies, Biosphere Asia Pacific and International Environmental Energy Company. Biosphere Asia Pacific and International Environmental Energy Corp. have entered into contracts to establish local operating companies in and sell Biosphere Process Systems to the City’s of An Ji, Sui Zhou, Guang Chang, Rizhao, Sheng Zhou, Jing De Zhen, Dong Xiang and Shaoxing.

II.     Oil and Gas Development.

Sahara Petroleum Exploration Corp. (Bahamas) is a Bahamian Corporation established on December 17, 2004, as an operating subsidiary of the Company for the purpose of exploring for and developing oil projects, primarily in Africa.  Sahara had been in negotiation for to complete the acquisition of two oil exploration blocks in North Africa.   Sahara has been inactive since May 31, 2007.

Facilities

The Company, Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas) have offices in New Providence in the Commonwealth of the Bahamas.  Biosphere Asia Pacific and International Environmental Energy Corp. are located in Hong Kong.

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

Item 5. Operating and Financial Review and Prospects.

Background

Global Environmental Energy Corp.’s (Bahamas) (the “Company” or “Global”) was formed to become a fully integrated energy company whose interests include traditional oil and gas exploration and production, alternative energy sources, environmental infrastructure and electrical micro-power generation through its subsidiaries.

The consolidated financial statements included with this report include the accounts of the Company and its subsidiaries namely, Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas), which are majority owned subsidiaries.

Global Environmental Energy Corp. (Delaware) is a fully owned subsidiary of the Company and as described above has proceeded to file under Chapter 7 of the Bankruptcy Code.  Global Environmental Energy Corp. (Delaware) has been consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws.  The Delaware Company had no assets as at May 31, 2008 and 2007 and had  liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2008 and 2007. These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

On the December 4, 2007 the Company, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., a company formed in the Peoples Republic of China.  No consideration was paid for the acquisition of the ownership interest. As a result, the Company is unable to determine the legal viability of this transaction and will try to obtain an opinion from legal counsel for this transaction. Further, the Company is also in the process of obtaining audited financial statements for this entity prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The unaudited financial statements of Biosphere (Shaoxing) Technology Co. Ltd prepared by management include construction in progress of approx $2.3 million, payables of $1 million and the difference as equity of $1.3 million which relate to the minority interest. The non-inclusion of this Company did not affect the accumulated deficit of the consolidated financial statements. Because of the reasons cited above, Biosphere (Shaoxing) Technology Co. Ltd has not been consolidated in the financial statements included with this report.

On October 22, 2007 Biosphere Development Corp. (Bahamas) entered into an agreement with Freedom Renewable Energy Corp.. (“Freedom”) to license a right to the use of Biosphere Processing System Technology for a consideration of $5 million.  Freedom could not honor payment on this agreement and therefore, subsequently, on December 18, 2007, entered into forgiveness agreement with the Company wherein Freedom agreed to sell a 15% minority ownership interest to the Company in exchange for the amounts due to be paid to Biosphere Development Corp.  The Company accounts for the investment in Freedom under the cost method of accounting.  Based on the available facts, the Company will not recognize revenue from this transaction or report the related asset as Noreen Griffin, a former Chairperson of Global Environmental Energy Corp. (Delaware) and currently a consultant and stockholder of the Company, is non-executive Chairman, director and one of the stockholders of Freedom which makes her a related party.

Biosphere Development Corp. is engaged in the commercialization of the Biosphere Process™ System (as described below).  Unless the context otherwise requires, the terms “we,” “us” or “our” refer to Global and its consolidated subsidiaries.

The Biosphere Process™ System is a unique proprietary technology to which the Company holds a licence and with which the Company promotes the use of sustainable and renewable energy sources. The Company through Biosphere Development Corp. subcontracts the manufacture of the Biosphere Process™ System to third parties.

The Biosphere Process™ System provides for the conversion of waste materials (which includes municipal solid waste, coal tailings, coal mining wastes, agricultural or forestry surpluses or wastes, industrial waste materials or traditional fossil fuels) in a process that includes, initially, the automatic separation of metals and plastics, the formation of organic compost and the heating of the organic residue left from the separation process to very high temperatures in a separate chamber, which is deprived of oxygen. The heating of the organic waste in this manner (i.e. in an oxygen deprived environment) prevents combustion, smoke and odor, and transforms the waste into steam and other gasses, which then run a turbine to produce electricity. The remaining solid waste then becomes a pulverized powder, which can be sold as a by-product for use in the building industry.

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

Long Lived Assets - The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. SFAS No. 144 requires, among other things, that the Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the Company's long-lived assets were impaired.

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

Principals of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries namely, Global Environmental Energy Corp (Delaware),Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas), which are majority owned subsidiaries. On the December 4, 2007 the Company, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., a company formed in the Peoples Republic of China. The Company has however, not consolidated the results of this entity (refer to Note 7 to the consolidated financial statements for details).  During the year the Company also acquired a 15% ownership interest in Freedom Renewable Energy Corp. (“Freedom). Since Freedom is a related party, the Company has accounted for the license sold to Freedom and the 15% minority interest in Freedom at Freedom’s historical cost which was zero.  Upon consolidation, all inter-company accounts and transactions are eliminated.

Accounting for investment in subsidiaries - The Company has one subsidiary. .  Global Environmental Energy Corp. (Delaware) that is a fully owned  and as explained above has proceeded to file under Chapter 7 of the Bankruptcy Code.  Global Environmental Energy Corp. (Delaware) has  been consolidated because the liabilities have not been forgiven or discharged by the bankruptcy court. The Company also has a controlling interest of 85% in Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas).  Both these entities have been consolidated in accordance with generally accepted accounting principles in the United States of America.     These companies have no assets, liabilities or operations.

Biosphere Development Corp. (Bahamas), one of the 85% subsidiaries of the Company, has investments in the following entities:

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

3.           Controls 31% International Environmental Energy Corp., which has had no activities since May 2007.

No assets or liabilities have been consolidated from any of these minority owned entities of Biosphere Development Corp. (Bahamas).

The Company acquired non controlling interests in these entities that purchase the Biosphere machine. Sahara Petroleum Exploration Corp. (Bahamas), an 85% owned subsidiary of the Company, has been inactive since May 2007.

The Company accounts for investments in Biosphere Asia Pacific, Biosphere (HK) Ltd and International Environmental Energy Corp. using the equity method of accounting. Accordingly, the investment is recorded at cost and adjusted for the Company’s pro rata share of income or losses incurred by the investee for the fiscal year.

The investments in the minority owned entities of Biosphere Development Corp. (Bahamas), listed above, have resulted in losses exceeding the cost of the investment that has been accounted using the equity method. In accordance with the equity method of accounting, when the investment in the minority owned subsidiaries reaches zero, the Company no longer reports equity method losses, but tracks the unreported equity method losses so that, when the investee subsequently reports income, the investor can resume the equity method and may report equity method income exceeding prior unrecognized equity method losses. As a result of this, the Company suspends allocation of losses to minority interest holders when the minority interest balance for a particular minority interest holder is reduced to zero. Any excess loss above the minority interest holders balance is not charged to minority interests as the minority interest holders have no obligation to fund such losses.

Stock-based compensation - Effective May 31, 2006, the grants under the Plan are accounted for in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS No. 123(R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements.

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

Recently Adopted Accounting Principles

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements.  In February 2008, the FASB issued FASB Staff Position 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP 157-1”) and FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”).  FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope.  FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company adopted SFAS No. 157 effective January 1, 2008 for all financial assets and liabilities as required.  The adoption of SFAS No. 157 was not material to the Company's financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007.  SFAS No. 159 is an elective standard which permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates.  Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.  The Company has not elected the fair value option for any assets or liabilities under SFAS No. 159.

Recent Accounting Pronouncements

On December 4, 2007, the FASB issued SFAS No. 160, “Noncontrolling interest in Consolidated Financial Statements”.  SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements.  The statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and expands disclosures in the consolidated financial statements.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  We have not yet determined the impact of the adoption of SFAS No. 160 on our consolidated financial statements and footnote disclosures.

On December 4, 2007, the FASB issued SFAS No.141R, “Business Combinations”.  SFAS No. 141R requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to expand disclosures about the nature and financial effect of the business combination.  SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  We have not yet determined the impact of the adoption of SFAS No. 141R on our consolidated financial statements and footnote disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”.  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Company is currently evaluating the impact of adopting SFAS No. 161 on its consolidated financial statements.

In April 2008, the FASB issued Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”) which amends the factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”).  FSP FAS 142-3 applies to intangible assets that are acquired individually or with a group of assets and intangible assets acquired in both business combinations and asset acquisitions.  It removes a provision under FAS No. 142, requiring an entity to consider whether a contractual renewal or extension clause can be accomplished without substantial cost or material modifications of the existing terms and conditions associated with the asset.  Instead, FSP FAS 142-3 requires that an entity consider its own experience in renewing similar arrangements.  An entity would consider market participant assumptions regarding renewal if no such relevant experience exists.  FSP FAS 142-3 is effective for year ends beginning after December 15, 2008 with early adoption prohibited.  We have not yet determined the effect, if any, of the adoption of this statement on our financial condition or results of operations.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 concludes that unvested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”).  FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years.  Early application of EITF 03-6-1 is prohibited.  It also requires that all prior-period EPS data be adjusted retrospectively.  We have not yet determined the effect, if any, of the adoption of this statement on our financial condition or results of operations.

Results of Operations

During the years ended May 31, 2008, 2007 and 2006, we had no revenues.

Total general and administrative expenses were $17,549,385 for the year ended May 31, 2008, compared to $23,159,781 and $54,188,389 for the years ended May 31, 2007 and May 31, 2006, respectively. Such decrease in general and administrative expenses for fiscal 2008 compared to fiscal 2007 was primarily due to a decrease in consulting fees, while the decrease in general and administrative expenses for fiscal 2007 compared to 2006 was primarily due to a reserve created against the equipment deposit for $27,450,100 and a write-down of investment in subsidiary of $10,500,000 charged to the Statement of Operations in 2006, partially offset by an increase in consulting fees and stock based compensation in fiscal 2007 compared to the prior year.  As the Company continues to issue shares and options for services rendered to various consultants/employees, the cost recognized for these services under FAS 123(R), ‘Share-Based Payments’', increased by approx $3.3 million for shares issued to consultants and approx $2 million for options issued.

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

Our net loss from continuing operations was $17,549,385  for the year ended May 31, 2008, compared to $23,159,781,for the year ended May 31, 2007 and $54,188,389 for the year ended May 31, 2006.

Interest expense was $1,440,060, $1,172,404 and $742,621 for the years ended May 31, 2008, 2007 and 2006, respectively. The consistent trend of increase in interest expense is on account of accumulation of advances/loans from stockholders’. The stockholders have agreed to receive interest and repayment of the advance after the Company begins to generate cash from operations.

The Company incurred a net loss of $18,989,445, $24,332,185 and $54,931,010 for years ended 2008, 2007 and 2006, respectively.  On a per share basis, fully diluted, the Company experienced loss per share of $0.16, $0.31 and $0.94 for fiscal years 2008, 2007 and 2006, respectively.

Liquidity and Capital Resources

At May 31, 2008, the Company had working capital deficit of $79,537,930 as compared to a working capital deficit of $44,100,072 at May 31, 2007. Total assets were $2,500 for both the years, May 31, 2008 and 2007. Total current liabilities were $79,537,930 and $44,100,072 at May 31, 2008 and 2007, respectively, and long-term liabilities were $6,401,269 and $27,452,019 at May 31, 2008 and 2007, respectively.  Stockholders’ equity increased to a deficit of $85,936,699 at May 31, 2008 from $71,549,591 at May 31, 2007.

Cash used by operating activities was $5,155,146, $2,872,199 and $3,434,967 for the years ended May 31, 2008, 2007 and 2006, respectively. The cash used by operations is lower than the net loss from operations on account of the various non-cash transactions relating to issue of shares/options to both consultants/employees. Further, the Company has accrued salary/benefits payable to officers/employees as most of these payments will be made when the Company generates sufficient cash from operations.

There was no cash used by investing activities for each of the fiscal years reported.

The cash provided by financing activities for each of the years were $5,155,146, $2,872,199 and $3,434,864 relating primarily to advance (net) from stockholders.

We recognize that there are significant uncertainties with regard to our ability to generate sufficient cash flows from operations or other sources to meet and fund our commitments with regard to existing liabilities and recurring expenses.  We intend to finance future operations from the proceeds of subscription agreements for the sale of shares of common stock and additional financing from the stockholders.  No assurance can be given that we will be able to make such arrangements on terms acceptable to the Company or at all.  The loans/advances received from stockholders are not payable in the next twelve months.  Further, interest on loans/advances from stockholders has been accrued and no payments have been made to date.  Based on the financial position of the Company and its inability to generate cash from operations, the stockholders have agreed to the repayment after the Company begins to generate future cash flows.  These factors, along with the uncertainty expressed in Note 9 to the consolidated financial statements, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Inflation and Other Considerations

During the past few years, inflation in the United States and most parts of the world has been relatively stable which is expected to have a beneficial effect upon the Company’s operations. In light of the strong perceived demand for the Biosphere system, particularly in developing countries, management believes that the terms it offers for the sale or lease of these systems have been competitively priced in relation to alternative products. Economic analyses indicate that low inflation and relatively stable economic conditions are expected to continue for the foreseeable future. However, should the world economy again experience double  digit  inflation  rates,  as was the case in the past, the impact could adversely affect the Company’s  ability to effectively  compete in its overseas markets. In particular, adverse economic conditions in the world will typically have the most severe impact upon developing countries that, at the present time, constitute the Company’s primary target market. Further, technological changes may also impact the competitiveness of the Company’s pricing for its systems and the imposition of regulatory controls may increase the cost of manufacturing or operating the Biosphere systems in the future.

Reorganization under the Bankruptcy Code

On April 28, 2005 the Company announced its intention to dividend Global Environmental Energy Corp. (Delaware) to the shareholders of the Company, with a record date of May 28, 2005. All shares of common stock of Global Environmental Energy Corp. (Delaware) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of the Company as of May 28, 2005. The distribution of the common stock of Global Environmental Energy Corp. (Delaware) was anticipated to be delivered to the shareholders of the Company on June 10, 2005 after which date the Company would own no shares of stock or equity in Global Environmental Energy Corp. (Delaware).

On May 19, 2005 Global Environmental Energy Corp. (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On June 5, 2007, the Chapter 11 bankruptcy has been converted to Chapter 7 liquidation.

As explained above, Global Environmental Energy Corp. (Delaware) is consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws.  Such company had no assets as at May 31, 2008 and 2007 and had  liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2008 and 2007. These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

Establishment of Reserves

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

Concentration of Credit Risk

In May 2003, the Kuwaiti lease was assigned to the Company’s manufacturing vendor. As part of the transaction, the vendor agreed to pay the Company $14,400,000. The receipt of this money is contingent upon the delivery of the 48 machines due on the original sales lease and the payment by the buyer of the machines on the 50 machine purchase on the lease in fiscal 2002.  The balance of the receivable at May 31, 2004 is $7,750,000.

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

Item 6. Directors, Senior Management and Employees.

Identification of Directors and Executive Officers

The following identification of officers and directors, including biographies, sets forth the officers and directors as of May 31, 2008:

Name	Age	Position
Dr. Christopher A. McCormack	45	Chairman of the Board Chief Executive Officer and Director
Mr. Salim Ghafari	46	Vice President, Chief Financial Officer, and Director
Ms. Ivy Grant	56	Company Secretary and Director

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

Ms. Ivy Grant, Secretary and a Director of the Company since December 28, 2006, died on October 10, 2008.  In her place, the Board of Directors has appointed Ms. Sharon Trotman as Secretary and a Director of the Company to be effective immediately.

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

Ms. Ivy Grant, former Company Secretary and Director.

Ms. Grant was Secretary and Director of the Company from December 28, 2006 until her death on October 10, 2008.  Since 1992, she had been employed by Kessler Management Services in Nassau, The Bahamas.  She was a Bahamian citizen.

Ms. Sharon Trotman, Company Secretary and Director.

Ms. Sharon Trotman has been Secretary and Director of the Company since October 10, 2008. Since 2001, she had been employed by Kessler Management Services in Nassau, The Bahamas.  She is a Bahamian citizen.

There are no other directors of the Company other than those individuals named above,  No family relationship exists between any of the directors or senior management.  There are no arrangements or understandings with major stockholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Executive Compensation

The following table sets forth information relating to compensation to officers and directors as of May 31, 2008, the end of the Company’s most recent fiscal year, as well as indicating the compensation for fiscal 2007 and 2006 (no cash payments have been made to date during such periods and all cash compensation has been accrued):

	Year	Salary	Bonus	Stock Based	Other Annual	Total
		($)	($)	Compensation(1) ($)	Compensation ($)

Dr.Christopher McCormack	2008	603,043	421,376	624,600	1,081,511	2,730,530
Chairman of the Board & CEO	2007	553,815	386,978	704,968	993,218	2,638,979
	2006	546,977	382,200	587,375	761,175	2,277,727

Tom Kessler (2)	2008	-	-	-	-	-
Former Company Secretary & Director	2007	147,684	-	-	-	147,684
	2006	138,916	-	-	-	138,916

Salim Ghafari	2008	160,811	-	208,200	45,946	414,957
Vice President, CFO and Director	2007	147,684	-	234,990	42,189	424,863
	2006	145,860	-	195,792	-	341,652

Ivy Grant (3)	2008	138,915	-	-	-	138,915
Former Company Secretary & Director	2007	57,881	-	-	-	57,881

(1)           Represents the dollar amount recognized for financial reporting purposes of stock based compensation awarded.

(2)           Mr. Kessler resigned as an officer and director of the Company as of December 28, 2006.

(3)	Ms. Grant was an officer and director of the Company from December 28, 2006 until her death on October 10, 2008.

Employment Agreements

The Company has ten year compensation agreements with nine officers and employees beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years two through ten. Certain of the employees will receive a base monthly unaccountable expense allowance that also increases 5% per year in years two through ten. The unaccountable expenses have been included as a component of their compensation as they are not based on amounts incurred by officers and they are not required to submit expense reimbursements to claim these amounts. Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit. No cash payments have been made to date during this period and all compensation has been accrued. Additionally certain of the employees were awarded share options as part of their original contracts with exercise prices ranging between of $0.13 and $0.30 per share for certain employees. These options with exercise prices ranging between of $0.13 and $0.30 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates. As at May 31, 2008 and 2007, salaries and benefit payable were $54,011,666 and $43,319,704, respectively.

Remaining commitments under the employment contracts are as follows:

		Unaccountable
Year ending May 31,	Salaries	Expenses	Bonus	Pension	Total

2009	$3,633,136	2,188,636	2,116,296	3,511,122	11,449,189
2010	3,814,792	2,298,068	2,222,110	3,686,678	12,021,649
2011	4,005,532	2,412,971	2,333,216	3,871,012	12,622,731
2012	4,131,936	2,533,620	2,449,877	4,064,563	13,179,995
2013	4,229,940	2,660,301	2,572,371	4,267,791	13,730,402
Thereafter	13,107,388	8,195,094	7,847,123	12,832,408	41,982,013
	$32,922,724	$20,288,690	$2,116,296	$32,233,574	$104,985,980

The compensation agreements also call for the issuance of options as follows:

			Option
	Options	Total	Exercise
Employee	Per Year (a)	Options	Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/05 - 2/28/15
7 Officers and employees	7,000,000	70,000,000	0.13	2/28/06 - 2/28/16
4 others	4,000,000	40,000,000	0.30	2/28/05 - 2/28/15

(a)  Vesting begins February 28, 2005

Except as herein above described, the Company has no other employment contracts. Further, it has no retirement, pension, and profit sharing, insurance or medical reimbursement plan covering its officers or directors.

Share Ownership

The following table sets forth at May 31 2008, the stock ownership of each of the then officers and directors of the Company.

	Relationship	Number	Percentage
	to Company	of Shares	of Class

Dr. Christopher McCormack	Officer, Director	6,194,204	5.0%
Ivy Grant	Officer, Director	-0-	0%
Salim Ghafari	Officer, Director	-0-	0%

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth at May 31 2008,  the stock  ownership of each person  known by the Company to be a beneficial owner of five per cent (5%) or more of the Company’s Common Stock,  individually and as a group.

	Relationship	Number	Percentage
Name and Address	to Company	of Shares	of Class

Dr. Christopher McCormack, PO Box AP59205-S3315, Nassau, Bahamas	Officer, Director	6,194,204	5.0%
International Environmental Energy Corp., Hopewell Centre, 183 Queens Road Hong KongIvy Grant		10,125,000	8.1%

Related Party Transactions

On the December 4, 2007 the Company, acquired 97.12% of the shares in Biosphere (Shaoxing) Technology Co. Ltd, a company formed in the Peoples Republic of China. No consideration was paid for the acquisition of the ownership interest. As a result, the Company is unable to determine the legal viability of this transaction and will try to obtain an opinion from legal counsel for this transaction. Further, the Company is also in the process of obtaining audited financial statements for this entity prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The unaudited financial statements of Biosphere (Shaoxing) Technology Co. Ltd prepared by management include construction in progress of approx $2.3 million, payables of $1 million and the difference as equity of $1.3 million which relate to the minority interest. The non-inclusion of this Company did not affect the accumulated deficit of the consolidated financial statements. Because of the reasons cited above, Biosphere (Shaoxing) Technology Co. Ltd has not been consolidated in the financial statements included with this report.

On October 22, 2007 Biosphere Development Corp. (Bahamas) entered into an agreement with Freedom Renewable Energy Corp. (“Freedom”) to license a right to the use of Biosphere Processing System Technology for a consideration of $5 million. Freedom could not honor payment on this agreement and therefore, subsequently, on December 18, 2007, entered into forgiveness agreement with the Company wherein Freedom agreed to sell a 15% minority ownership interest to the Company in exchange for the amounts due to be paid to Biosphere Development Corp. The Company  accounts for the investment in Freedom under the cost method of accounting. Based on the available facts, the Company will not  recognize revenue from this transaction or report the related asset as Noreen Griffin, a former Chairperson of Global Environmental Energy Corp. (Delaware) and currently a consultant and stockholder of the Company, is non-executive Chairman, director and one of the stockholders of Freedom, which makes her a related party,

See “Employment Agreements” above for information on compensation agreements entered into with officers and employees.

On May 24, 2007, in a private transaction, a stockholder transferred a note receivable from the Company to a related party.  The note is for an amount of $6,545,239 at a stated interest rate of 8.5% per annum. The note is due to be paid on December 3, 2009. The holder of the note has the option to receive the payment in the form of common stock. Should the note holder choose to convert the note, the share is to be issued at $0.13 per share which has been agreed to be the fair value of the stock on the date of the agreement. As at May 31, 2008, the amount outstanding including accumulated interest was $7,113,161.

The Company borrowed $1,456,677 from Eden Development Ltd, Chelise Investment Ltd and Mcintosh Enterprises and $1,415,635 from Sean O’Cearbhaill. These borrowings were made from these related parties during the fiscal year 2000. The notes are repayable in 2009 and have a stated interest rate of 8.5%.  At May 31, 2008, the amounts outstanding including accumulated interest amounted to $8,152,606.

Item 8. Financial Information.

A.           Consolidated Statements and Other Financial Information.

Please refer to Item 17 for our consolidated financial statements and the report of the independent registered public accounting firm.

Legal Proceedings

On April 28, 2005 the Company announced its intention to dividend Global Environmental Energy Corp. (Delaware) to the shareholders of the Company, with a record date of May 28, 2005. All shares of common stock of Global Environmental Energy Corp. (Delaware) were to be distributed as a stock dividend on a pro-rata basis to all of the shareholders of the Company as of May 28, 2005. The distribution of the common stock of Global Environmental Energy Corp. (Delaware) was anticipated to be delivered to the shareholders of the Company on June 10, 2005 after which date the Company would own no shares of stock or equity in Global Environmental Energy Corp. (Delaware).

On May 19, 2005 Global Environmental Energy Corp. (Delaware) filed a voluntary petition and commenced its reorganization pursuant to section 327(a) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) and Federal Rule of Bankruptcy Procedure 2014(a) in the Eastern District of Louisiana number 05-142201. On June 5, 2007, the Chapter 11 bankruptcy has been converted to Chapter 7 liquidation.

As explained in Note 1, the Delaware Company is consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws. The Delaware Company had no assets as at May 31, 2008 and 2007 and had long-term liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2008 and 2007.  The liabilities have not been discharged by the bankruptcy court at this time.  These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

There are no other material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.           Significant Changes.

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since May 31, 2008.

Item 9. The Offer and Listing.

Offer and Listing Details

The Company’s Common Stock is presently being traded in the over-the-counter market under the symbol “GEECF” and is listed on the OTC Bulletin Board.  The following chart sets forth the range of the high and low sales prices per share of our common stock for each period indicated.  The quotations represent prices between dealers and do not include retail markups, markdowns, commissions or other adjustments and may not represent actual transactions.

For the year:

Period	High	Low

Fiscal year ended May 31, 2008	$0.67	$0.03
Fiscal year ended May 31, 2007	$0.47	$0.09
Fiscal year ended May 31, 2006	$1.65	$0.11
Fiscal year ended May 31, 2005	$2.88	$0.15
Fiscal year ended May 31, 2004	$2.95	$0.83

For the quarter:

Period	High	Low

Fiscal year ended May 31, 2008:

June 1, 2007 to Aug. 31, 2007	$0.26	$0.10
Sept. 1, 2007 to Nov. 30, 2007	$0.15	$0.07
Dec. 1, 2007 to Feb. 29, 2008	$0.34	$0.03
March 1, 2008 to May 31, 2008	$0.67	$0.27

Fiscal year ended May 31, 2007:

June 1, 2006 to Aug. 31, 2006	$0.45	$0.17
Sept. 1, 2006 to Nov. 30, 2006	$0.40	$0.09
Dec. 1, 2006 to Feb. 28, 2007	$0.47	$0.20
March 1, 2007 to May 31, 2007	$0.35	$0.14

Fiscal year ended May 31, 2006:

June 1, 2005 to Aug. 31, 2005	$1.65	$0.61
Sept. 1, 2005 to Nov. 30, 2005	$1.24	$0.75
Dec. 1, 2005 to Feb. 28, 2006	$0.92	$0.23
March 1, 2006 to May 31, 2006	$0.59	$0.11

For the month:

Period	High	Low

June 1, 2008 to June 30, 2008	$0.55	$0.45
July 1, 2008 to July 31, 2008	$0.55	$0.21
Aug. 1, 2008 to Aug. 31, 2008	$0.44	$0.25
Sept. 1, 2008 to Sept. 30, 2008	$0.42	$0.15
Oct. 1, 2008 to Oct. 31, 2008	$0.34	$0.14
Nov. 1, 2008 to Nov. 30, 2008	$0.21	$0.15

On May 31, 2008 the reported high and low sales prices for the Company’s Common Stock was $0.48 and $0.40, respectively. The number of record holders of the Company’s common stock on May 31, 2008 was approximately 1,800.

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

In October 2007, Biosphere Development Corp., signed licensing agreements with Global NRG Ltd. The agreements cover Australia, New Zealand, the Pacific islands and parts of Africa, including South Africa and Botswana. Global NRG has operating subsidiaries and close government connections in these areas, allowing the company to utilize Biosphere technology to generate electricity.

On the December 4, 2007 the Company, acquired 97.12% of the shares in Biosphere (Shaoxing) Technology Co. Ltd, a company formed in the Peoples Republic of China. No consideration was paid for the acquisition of the ownership interest. As a result, the Company is unable to determine the legal viability of this transaction and will try to obtain an opinion from legal counsel for this transaction

On October 22, 2007 Biosphere Development Corp. (Bahamas) entered into an agreement with Freedom Renewable Energy Corp. (“Freedom”) to license a right to the use of Biosphere Processing System Technology for a consideration of $5 million. Freedom could not honor payment on this agreement and therefore, subsequently, on December 18, 2007, entered into forgiveness agreement with the Company wherein Freedom agreed to sell a 15% minority ownership interest to the Company in exchange for the amounts due to be paid to Biosphere Development Corp.  The Company accounts for the investment in Freedom under the cost method of accounting. Based on the available facts, the Company will not recognize revenue from this transaction or report the related asset as Noreen Griffin, a former Chairperson of Global Environmental Energy Corp. (Delaware) and currently a consultant and stockholder of the Company, is non-executive Chairman, director and one of the stockholders of Freedom which makes her a related party.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Company is a smaller reporting company as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrangements and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15T. Controls and Procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of May 31, 2008, these disclosure controls and procedures were not effective to ensure that all information required to  be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties which management believes is a material weakness in our internal controls and procedures.  We hope to address such weakness and work with our auditors and other outside advisors to improve our controls and procedures.

There have been no material changes in internal control over financial reporting that occurred during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Based on our evaluation, our management has concluded that our internal control over financial reporting was not effective as of May 31, 2008 primarily due to the weakness described above.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation requirements by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Item 16A. Audit Committee Financial Expert.

We do not have an audit committee financial expert, as such term is defined in Item 16A of Form 20-F, serving on our audit committee because we have no audit committee and are not required to have an audit committee because we are not a listed security.  The entire Board of Directors is the Company’s defacto audit committee.

Item 16B. Code of Ethics.

The Board of Directors has adopted a Code of Ethics applicable to all of our employees, officers and directors(including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions).  A copy of the Code of Ethics will be provided to any person without charge upon written request to the Company at P.O. Box CB-13277, Cable Beach, Nassau, Bahamas.  In addition, a copy of the Code of Ethics can be found as Exhibit 11.1 to our Annual Report on Form 20-F for the fiscal year ended May 31, 2007.

Item 16C. Principal Accountant Fees and Services

The following is a summary of the fees billed to us by the principal accountants to the Company for professional services rendered for the fiscal years ended May 31, 2008 and May 31, 2007:

Fee Category	2008 Fees	2007 Fees

Audit Fees	$65,000	$50,000
Audit Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$0

Total Fees	$65,000	$50,000

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

PART III

Item 17. Financial Statements.

See the Financial Statements annexed to this report.

Item 18. Financial Statements.

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.  Exhibits.

Incorporated by
Reference to

1.1	Memorandum of Association (Bahamas)	Exhibit 3.1 (1)
1.2	Articles of Association	Exhibit 3.2 (1)
4.1	Cooperation Framework Agreement by and between Biosphere Development Corp., Shenzhen Branch of Yankuang Group Co., Ltd., and the Shenzhen Rayes Group Co. Ltd.	Exhibit 4.1 (2)
4.2	Biosphere License Agreement dated January 19, 2006 between Biosphere Development Corp. (Bahamas) and Biosphere (Asia Pacific) Company Limited	Exhibit 4.2 (2)
4.3	Manufacturing Agreement between Global Environmental Energy Corp. and Shenzhen Branch of the Yankuang Group Company Limited	Exhibit 4.3 (2)
4.4	Biosphere License Agreement dated December 18, 2007 between Biosphere Development Corp. (Bahamas) and Shenzhen Branch of the Yankuang Group Company Limited	Exhibit 4.4 (2)
4.5	Biosphere Technology License Agreement with Global NRG, Ltd. dated October 1, 2007	*
4.6	Share Transfer Agreement dated December 12, 2007 between Global Environmental Energy Corp.. and Dongxiang Xinghao Transport Develop Transport Co Ltd.	*
4.7	Biosphere Technology License Agreement with Freedom Renewable Energy dated October 22, 2007	*
8.1	Subsidiaries of the Company	*
11.1	Code of Ethics	Exhibit 11.1 (2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)	*
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)	*
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)	*

*	Filed herewith.

(1)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed on August 31, 2004, and incorporated by reference herein.

(2)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended May 31, 2007, and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL ENVIRONMENTAL ENERGY CORP. (Registrant)

Date: December 23, 2008	By:	/s/ Dr. Christopher McCormack
Dr. Christopher McCormack
Chairman and Chief Executive Officer

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Global Environmental Energy Corp.

We have audited the accompanying consolidated balance sheets of Global Environmental Energy Corp. and subsidiaries (“the Company”) as of May 31, 2008 and 2007 and the related statements of operations, changes in stockholders’ (deficit) and cash flows for each of the years in the three-year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Environmental Energy Corp. and Subsidiaries at May 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period then ended in conformity with accounting principles generally accepted in the United States of America.

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

Kempisty & Company
Certified Public Accountants P.C.
New York, New York

December 10, 2008

Global Environmental Energy Corp
Consolidated Balance Sheets

	May 31,
	2008	2007
ASSETS

Equipment deposit Net of Reserve (Note 9)	$-	$-
Other Assets	2,500	2,500
TOTAL ASSETS	$2,500	$2,500

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Bank overdraft	$368	$368
Accrued Expenses	100,000	780,000
Current portion of notes payable to shareholder(Note 8)	25,425,896	-
Salaries and benefits payable(Note 12)	54,011,666	43,319,704
Total Current Liabilities	79,537,930	44,100,072

Long-term Liabilities:

Notes payable to stockholders (Note 8)	-	24,229,961
Deferred Revenue	350,000	350,000
Payable to stockholder	6,051,269	2,872,058
Total Long-term Liabilities	6,401,269	27,452,019

Total Liabilities	85,939,199	71,552,091

Commitment and contingencies:

Stockholders’ Deficit:
Series A preferred stock, one share convertible to one share of common; par value $0.001, 10,000,000 shares authorized, none issued and outstanding	-	-
Series B preferred stock, one share convertible to one share of common, par value $0.001, 16,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.002 par value, 1,000,000,000 shares authorized, 125,031,618 and 115,031,618 shares issued and outstanding as of May 31, 2008 and 2007, respectively	250,065	230,065
Additional paid in capital	61,660,792	57,078,455
Accumulated Deficit	(147,847,556)	(128,858,111)
Total Stockholders’ Deficit	(85,936,699)	(71,549,591)

TOTAL LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ DEFICIT	$2,500	$2,500

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Consolidated Statements of Operations

	For the Year Ended May 31,
	2008	2007	2006

General and administrative expenses:
Consulting fees	$13,716,598	$19,683,225	$14,918,197
Administrative expenses	1,180,450	1,105,880	933,188
Depreciation	-	-	4,404
Stock based compensation	2,652,337	2,370,676	382,500
Reserve against equipment deposit	-	-	27,450,100
Write down of investment in subsidiary	-	-	10,500,000
Total general and administrative expenses	17,549,385	23,159,781	54,188,389

Net Loss from continuing operations	(17,549,385)	(23,159,781)	(54,188,389)

Other expense:
Interest expense	(1,440,060)	(1,172,404)	(742,621)
Net Loss	$(18,989,445)	$(24,332,185)	$(54,931,010)

Basic and fully diluted net loss per common share:
Loss per share	$(0.16)	$(0.31)	$(0.94)

Weighted average number of shares used in computing basic and diluted loss per share	119,364,951	77,404,311	58,408,951

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Consolidated Statements of Cash Flows

	For the Year Ended May 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(18,989,445)	$(24,332,185)	$(54,931,010)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	-	-	4,404
Shares issued for compensation	780,000	-	-
Shares issued for services	390,000	4,071,783	4,810,829
Stock based compensation	2,652,337	2,370,676	382,500
Reserve against equipment deposit	-	-	27,450,100
Write down of investment in subsidiary	-	-	10,500,000
Changes in operating assets and liabilities:
Current liabilities	(680,000)	780,000	(1,677,250)
Deferred revenue	-	1,172,404	742,621
Salaries and benefits payable	10,691,962	13,065,123	9,282,839
Total adjustments	6,733,792	21,459,986	51,496,043
CASH USED IN OPERATING ACTIVITIES	(5,155,146)	(2,872,199)	(3,434,967)

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft	-	141	(191)
Notes payable to stockholders	1,975,935	-	22,826
Advance from stockholders	3,179,211	2,872,058	3,412,229
CASH PROVIDED BY FINANCING ACTIVITIES	5,155,146	2,872,199	3,434,864

NET INCREASE (DECREASE) IN CASH	-	-	(103)

CASH
Beginning of year	-	-	103
End of year	$-	$-	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid in cash during the year	$-	$-	$-

NON-CASH FINANCING ACTIVITIES:
Note assigned from stockholder to related party	$-	$6,545,239	$-
Issuance of common stock for debt	$780,000	$1,950,000	$-
Issuance of common stock for investment in affiliate	$-	$-	$10,500,000

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp.
Consolidated Statements of Changes in Stockholders' Deficit
For the Years Ended May 31, 2008, 2007 and 2006

	Common Stock		Additional		Total
	Par Value $0.001		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit

Balances at May 31, 2005	49,058,921	$98,119	$33,124,613	$(49,594,916)	$(16,372,184)

Shares issued for compensation	4,861,995	9,724	719,575	-	729,299

Shares issued for investment in affiliate	13,125,000	26,250	10,473,750	-	10,500,000

Value of stock warrants issued for services	-	-	4,081,530	-	4,081,530

Stock based compensation	-	-	382,500	-	382,500

Net Loss	-	-	-	(54,931,010)	(54,931,010)

Balances at May 31, 2006	67,045,916	$134,093	$48,781,968	$(104,525,926)	$(55,609,865)

Shares issued for compensation	16,855,702	33,712	4,038,071	-	4,071,783

Conversion of stock options	16,130,000	32,260	(32,260)	-	-

Shares issued for debt conversion	15,000,000	30,000	1,920,000	-	1,950,000

Stock based compensation	-	-	2,370,676	-	2,370,676

Net Loss	-	-	-	(24,332,185)	(24,332,185)

Balances at May 31, 2007	115,031,618	$230,065	$57,078,455	$(128,858,111)	$(71,549,591)

Shares issued for compensation	3,000,000	6,000	774,000	-	780,000

Shares issued for services	1,000,000	2,000	388,000	-	390,000

Shares issued for debt conversion	6,000,000	12,000	768,000	-	780,000

Stock based compensation	-	-	2,652,337	-	2,652,337
			-
Net Loss	-	-	-	(18,989,445)	(18,989,445)

Balances at May 31, 2008	125,031,618	$250,065	$61,660,792	$(147,847,556)	$(85,936,699)

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2008, 2007and 2006

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

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

On September 1, 2004 Global Environmental Energy Corp (Delaware) OTCBB trading symbol GEEC, CUSIP number # 379 44, and Global Environmental Energy Corp (Bahamas) completed a one for one share exchange.  Upon the completion of the share exchange Global Environmental Energy Corp (Delaware) became a wholly owned subsidiary of Global Environmental Energy Corp (Bahamas). On May 19, 2005 Global Environmental Energy Corp (Delaware) commenced its reorganization in Federal Bankruptcy Court in New Orleans, Louisiana.

In December 2004 the Board of Global Environmental Energy Corp (Bahamas) authorized the formation and incorporation of two subsidiary companies, Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas) with offices in New Providence, Commonwealth of the Bahamas.

Biosphere Development Corp (Bahamas) (“Biosphere”) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is an operating subsidiary of Global Environmental Energy Corp (Bahamas) and is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™, that supplies energy through an efficient and environmentally safe process.  Biosphere has no assets or operations as of May 31, 2008 and 2007.

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is an operating subsidiary for Global Environmental Energy Corp (Bahamas) and is inactive as of May 31, 2008 and 2007.

On February 25, 2005, Global Environmental Energy Corp (Bahamas) received notification from the NASD to begin trading as a foreign corporation. Global Environmental Energy Corp (Bahamas) was issued with both a new trading symbol GEECF and a CINS  number P 477255 10 9 which denotes a foreign company trading on  the OTCBB.

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

Principals of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries namely, Global Environmental Energy Corp (Delaware),  Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas), which are majority owned subsidiaries. On the December 4, 2007 the Company, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., a company formed in the Peoples Republic of China. The Company has however, not consolidated the results of this entity  (refer Note 7 for details). During the year the Company also acquired a 15% ownership interest in Freedom Renewable Energy Corp. (“Freedom”).  . Since Freedom is a related party, the Company has accounted for the license sold to Freedom and 15% minority interest in Freedom at Freedom’s historical cost basis which was zero. Upon consolidation, all inter-company accounts and transactions are eliminated.

Accounting for investment in subsidiaries and affiliates

The Company has one subsidiary. . Global Environmental Energy Corp (Delaware) that is a fully owned  and as explained in the note above has proceeded to file bankruptcy under Chapter 7 of the Bankruptcy Code. Global Environmental Energy Corp (Delaware) has  been consolidated because the liabilities have not been forgiven or discharged by the bankruptcy court. The Company also has a controlling interest of 85% in Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas). Both these entities have been consolidated in accordance with generally accepted accounting principles in the United States of America. These companies have no assets, liabilities and operations.

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

3.	Controls 31% International Environmental Energy Corp, which has had no activities since May 2007.

No assets or liabilities have been consolidated from any of the minority owned entities of Biosphere Development Corp. (Bahamas).

The Company acquired non controlling interests in these entities that purchase the Biosphere machine. Sahara Petroleum Exploration Corp (Bahamas), an 85% owned subsidiary of the Company, has been inactive since May 2007.

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

The flowchart below represents our ownership interest in various the various companies referred to above.

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

Cash and Cash Equivalents

For the purpose of computing the changes in cash flows for the fiscal years, cash equivalents include cash and highly liquid short-term investments with original maturities of three months or less.

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

On April 28, 2005, prior to the filing under Chapter 11, the Company had authorized a dividend of all of the shares of Global Environmental Energy Corp (Delaware) (GEEC) to the existing shareholders of the Company.  The dividend was to have been completed on May 28, 2005. The dividend has not been competed due to the filing of the bankruptcy by Global Environmental Energy Corp Delaware. In May 2007, the Chapter 11 bankruptcy has been converted to Chapter 7 liquidation.

Global Environmental Energy Corp (Delaware), a fully owned subsidiary of the Company, filed for liquidation under Chapter 7 of the Bankruptcy Code, has liabilities of $10,510,129. These liabilities have not been discharged by the bankruptcy court at this time. Therefore, the Company has carried the amounts owed by Global Environmental Energy Corp (Delaware) as amounts payable at year-end.

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

As a result of the adoption of SFAS No. 123(R), the Company's results for the years ended May 31, 2008, 2007 and 2006 include share-based compensation expense of $2,652,337, 2,370,676 and $382,500 respectively.

For the purpose of determining compensation expense, the fair value of the options granted to employees and consultants is measured at the grant date using the Black-Scholes option-pricing model with the following assumptions:

Contractual Term	5 – 10 years
Expected Volatility	20%-25%
Expected Dividend Yield	0%
Risk-Free Interest Rate	4.6%-4.9%
Expected Term	1 – 3 years

Recently Adopted Accounting Principles

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, "Fair Value Measurements".  SFAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements.  In February 2008, the FASB issued FASB Staff Position 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP 157-1") and FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2").  FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope.  FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company adopted SFAS No. 157 effective January 1, 2008 for all financial assets and liabilities as required.  The adoption of SFAS No. 157 was not material to the Company's financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007.  SFAS No. 159 is an elective standard which permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates.  Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.  The Company has not elected the fair value option for any assets or liabilities under SFAS No. 159.

Recent Accounting Pronouncements

On December 4, 2007, the FASB issued SFAS No. 160, “Noncontrolling interest in Consolidated Financial Statements”.  SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements.  The statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and expands disclosures in the consolidated financial statements.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  We have not yet determined the impact of the adoption of SFAS No. 160 on our consolidated financial statements and footnote disclosures.

On December 4, 2007, the FASB issued SFAS No.141R, “Business Combinations”.  SFAS No. 141R requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to expand disclosures about the nature and financial effect of the business combination.  SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  We have not yet determined the impact of the adoption of SFAS No. 141R on our consolidated financial statements and footnote disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”.  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Company is currently evaluating the impact of adopting SFAS No. 161 on its consolidated financial statements.

In April 2008, the FASB issued Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”) which amends the factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”).  FSP FAS 142-3 applies to intangible assets that are acquired individually or with a group of assets and intangible assets acquired in both business combinations and asset acquisitions.  It removes a provision under FAS No. 142, requiring an entity to consider whether a contractual renewal or extension clause can be accomplished without substantial cost or material modifications of the existing terms and conditions associated with the asset.  Instead, FSP FAS 142-3 requires that an entity consider its own experience in renewing similar arrangements.  An entity would consider market participant assumptions regarding renewal if no such relevant experience exists.  FSP FAS 142-3 is effective for year ends beginning after December 15, 2008 with early adoption prohibited.  We have not yet determined the effect, if any, of the adoption of this statement on our financial condition or results of operations.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 concludes that unvested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”).  FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years.  Early application of EITF 03-6-1 is prohibited.  It also requires that all prior-period EPS data be adjusted retrospectively.  We have not yet determined the effect, if any, of the adoption of this statement on our financial condition or results of operations.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which assume that the Company will continue on a going concern basis, including, the realization of assets and liquidation of liabilities in the ordinary course of business. As reflected in the accompanying financial statements, the Company incurred net losses of $18,989,445, $24,332,185 and $54,931,010 for the years ended May 31, 2008, 2007 and 2006 respectively and an accumulated deficit of $147,847,556 at May 31, 2008. There are significant uncertainties with regard to the Company’s ability to generate sufficient cash flows from operations or other sources to meet and fund its commitments with regard to existing liabilities and recurring expenses.

The Company intends to finance future operations from the proceeds of a subscription agreement for the sale of shares of common stock and an additional financing from the stockholders'. The loans/advances received from stockholders' are not payable in the next twelve months. Further, interest on loans/advances from stockholders' has been accrued and no payments have been made to date. Based on the financial position of the Company and its inability to generate cash from operations, the stockholders' have agreed to the repayment after the Company begins to generate future cash flows. These factors, along with the uncertainty expressed in Note 9, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of the salaries and benefits payable, notes payable to shareholders and other payables reported in the balance sheet approximate fair value as these instruments bear interest at terms that would be available with similar transactions with other third parties.

NOTE 4 – NET LOSS PER SHARE

Net loss per share has been computed in accordance with the SFAS No. 128, “Earnings Per Share”. Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method. No adjustments to earnings were made for purposes of per share calculations. The Company has also issued stock options to employees and consultants for services rendered totaling 52,450,000, 36,450,000 and 23,450,000 for the years ended May 31, 2008, 2007 and 2006 respectively. These common stock equivalents have been excluded for the purpose of computing dilutive loss per share as their effect would have been anti-dilutive.

NOTE 5 –STOCK BASED COMPENSATION

As part of compensation to employees and consultants, the Company granted stock options during fiscal year 2001 and fiscal year 2003 & 2004. The Company has no formal stock option plan for its employees. For the year ended May 31, 2008, stock-based compensation expense was $2,652,337. The following table summarizes common stock options outstanding from June 1, 2005 to May 31, 2008.

		Weighted Average	Weighted Average Years to	Aggregate intrinsic
	Amount	Exercise Price	Maturity	Value

Outstanding at June 1, 2005	9,043,750	$0.13	0.02	4,521,875	(1)
Issued	22,500,000	$5.43	4.50
Expired	8,093,750
Exercised	-
Outstanding at May 31, 2006	23,450,000	$5.21	4.51	-
Issued	13,000,000	$0.17	6.15
Expired	-
Exercised	-
Outstanding at May 31, 2007	36,450,000	$3.41	5.10	-
Issued	16,000,000	$0.19	6.56
Expired	-
Exercised	-
Outstanding at May 31, 2008	52,450,000	$2.43	4.21	-
Exercisable at May 31, 2008	37,950,000	$3.28	4.81

(1) The aggregate intrinsic value is computed as the excess of the market price of the stock over the weighted average exercise price, multiplied by the total options outstanding. Where the market price of the stock is below the exercise price, no intrinsic value has been computed.

The following table summarizes the stock options outstanding as of May 31, 2008:

Outstanding				Exercisable
Range of Exercise prices	Number outstanding at May 31, 2008	Weighted average Remaining contractual life	Weighted average Exercise price	Number exercisable at May 31, 2008	Weighted average Exercise price

$0.13	28,000,000	4.10	$0.13	20,500,000	$0.13
$0.16	950,000	-	$0.16	950,000	$0.16
$0.30	9,000,000	9.40	$0.30	2,000,000	$0.30
$0.55	1,500,000	4.25	$0.55	1,500,000	$0.55
$1 – $40	13,000,000	4.46	$9.25	13,000,000	$9.25

	52,450,000			37,950,000

A summary of the status of the Company’s non-vested shares as of May 31, 2008 and changes during the fiscal year then ended are presented below:

	Number of non- vested share options	Weighted average grant date fair value
Non-vested shares as at May 31, 2007	9,750,000	$0.20
Granted	16,000,000	$0.24
Vested	11,250,000	$0.16
Forfeited	-	-
Non-vested shares as at May 31, 2008	14,500,000	$0.18

As of May 31, 2008, the fair value of unamortized compensation cost related to unvested stock option awards was $1,786,500. Unamortized compensation cost as of May 31, 2008 is expected to be recognized over a remaining vesting period of a year.

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

NOTE 6 – PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	May 31,
	2008	2007

Office equipment	$47,122	$47,122
Accumulated depreciation	(47,122)	(47,122)
	$-	$-

Depreciation for the years ended May 31, 2008, 2007 and 2006 amounted to $0, $0 and $4,404 respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

Investment in Biosphere (Shaoxing) Technology Co. Ltd

On the December 4, 2007 the Company, acquired 97.12% of the shares in Biosphere (Shaoxing) Technology Co. Ltd, a company formed in the Peoples Republic of China. No consideration was paid for the acquisition of the ownership interest. As a result, the Company is unable to determine the legal viability of this transaction and will try to obtain an opinion from legal counsel for this transaction. Further, the Company is also in the process of obtaining audited financial statements for this entity prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The unaudited financial statements of Biosphere (Shaoxing) Technology Co. Ltd prepared by management include construction in progress of approx $2.3 million, payables of $1 million and the difference as equity of $1.3 million which relate to the minority interest. The non-inclusion of this Company did not affect the accumulated deficit of the consolidated financial statements. Because of the reasons cited above, Biosphere (Shaoxing) Technology Co. Ltd has not been consolidated in these financial statements.

Investment in Freedom Renewable Energy Corp (“Freedom”)

On October 22, 2007 Biosphere Development Corp (Bahamas) entered into an agreement with Freedom to license a right to the use of Biosphere Processing System Technology for a consideration of $5 million. Freedom could not honor payment on this agreement and therefore, subsequently, on December 18, 2007, entered into forgiveness agreement with the Company wherein Freedom agreed to sell a 15% minority ownership interest to the Company in exchange for the amounts due to be paid to Biosphere Development Corp. The Company accounts for the investment in Freedom under the cost method of accounting. Based on the available facts, the Company will not  recognize revenue from this transaction or report the related asset as Noreen Griffin, a former Chairperson of Global Environmental Energy Corp. (Delaware) and currently a consultant and stockholder of the Company, is non-executive Chairman, director and one of the stockholders of Freedom, which makes her a related party.

NOTE 8 – NOTES PAYABLE TO STOCKHOLDERS'

On May 24, 2007, in a private transaction, a stockholder transferred a note receivable from the company to a related party. The note is for an amount of $6,545,239 at a stated interest rate of 8.5% per annum. The note is due to be paid on December 3, 2009. The holder of the note has the option to receive the payment in the form of common stock. Should the note holder choose to convert the note, the share is to be issued at $0.13 per share which has been agreed to be the fair value of the stock on the date of the agreement. As at May 31, 2008 and 2007, the amount outstanding including accumulated interest were $7,113,161 and 6,555,909, respectively.

The Company borrowed $1,456,677 from Eden Development Ltd, Chelise Investment Ltd and Mcintosh Enterprises, respectively and $1,415,635 from Sean O’Cearbhaill. These borrowings were made from these related parties during the fiscal year 2000. The notes are repayable in November and December 2009 and have a stated interest rate of 8.5%. At May 31, 2008 and 2007, the amounts outstanding including accumulated interest amounted to $8,152,606 and 7,513,923, respectively.

NOTE 9 – REORGANIZATION UNDER THE BANKRUPTCY CODE

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

As explained in Note 1, the Delaware Company is consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws.  The Delaware Company had no assets as at May 31, 2008 and 2007 and had  liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2008 and 2007. These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

The following is the Combined Condensed Balance Sheets of the Company at May 31, 2007 and 2008 which includes Global Environmental Energy Corp (Delaware) and the Company and its other subsidiaries.

	May 31, 2007			May 31, 2008
	Global &	Global		Global &	Global
	Subsidiaries	Delaware	Total	Subsidiaries	Delaware	Total
ASSETS

Property and equipment-net	$-	$-	$-	$-	$-	$-

Other Assets:
Equipment deposit		27,450,100	27,450,100	-	27,450,100	27,450,100
Reserve against equipment deposit		(27,450,100)	(27,450,100)	-	(27,450,100)	(27,450,100)
Trademarks and copyrights	2,500	-	2,500	2,500	-	2,500

TOTAL ASSETS	$2,500	$-	$2,500	$2,500	$-	$2,500

LIABILITIES AND
SHAREHOLDERS' DEFICIT
Current Liabilities:
Bank overdraft	368	-	368	368	-	368
Stock Liability	780,000		780,000
Accrued Expenses				100,000		100,000
Current Portion of Notes
Payable to Shareholders				15,265,767	10,160,129	25,425,896
Salaries and benefits payable	43,319,704	-	43,319,704	54,011,666	-	54,011,666
Total Current Liabilities	44,100,072	-	44,100,072	69,377,801	10,160,129	79,537,930
Long-term Liabilities:

Notes payable to shareholders	14,069,832	10,160,129	24,229,961
Deferred revenue		350,000	350,000		350,000	350,000
Payable to shareholder	2,872,058	-	2,872,058	6,051,269	-	6,051,269
Total Long-term Liabilities	16,941,890	10,510,129	27,452,019	6,051,269	350,000	6,401,269

Stockholders' Deficit:
Common stock	230,065	-	230,065	250,065	-	250,065
Additional paid in capital	57,078,455	-	57,078,455	61,660,792	-	61,660,792
Accumulated Deficit	(118,347,982)	(10,510,129)	(128,858,111)	(137,337,427)	(10,510,129)	(147,847,556)
Total Shareholders' Deficit	(61,039,462)	(10,510,129)	(71,549,591)	(75,426,570)	(10,510,129)	(85,936,699)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$2,500	-	2,500	$2,500	$-	$2,500

NOTE 10 –RESERVE AGAINST EQUIPMENT DEPOSIT/INVESTMENTS

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

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

In May 2003, the Kuwaiti lease was assigned to the Company’s manufacturing vendor. As part of the transaction, the vendor agreed to pay the Company $14,400,000. The receipt of this money is contingent upon the delivery of the 48 machines due on the original sales lease and the payment by the buyer of the machines on the 50 machine purchase on the lease in fiscal 2002.  The balance of the receivable at May 31, 2004 is $7,750,000.

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

NOTE 12 – COMMITMENTS AND CONTINGENCIES:

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

The commitments under these contracts can be summarized as follows:

		Unaccountable
Year ending May 31,	Fee	Expenses	Bonus	Pension	Total

2009	$1,121,779	568,260	484,313	645,750	2,820,101
2010	1,177,868	596,673	508,529	678,038	2,961,107
2011	1,236,761	626,507	533,955	711,940	3,109,161
2012	1,298,599	657,832	560,652	747,536	3,264,620
2013	1,363,529	690,723	588,684	784,912	3,427,849
Thereafter	6,257,496	3,223,982	2,747,712	3,663,616	15,892,805
	$12,456,031	6,363,977	5,423,844	7,231,792	31,475,643

Employment agreements

The Company has ten year compensation agreements with nine officers and employees beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years two through ten. Certain of the employees will receive a base monthly unaccountable expense allowance that also increases 5% per year in years two through ten. Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit. Additionally certain of the employees were awarded share options as part of their original contracts with exercise prices ranging between of $0.13 and $0.30 per share for certain employees. These options with exercise prices ranging between of $0.13 and $0.30 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates. As at May 31, 2008 and 2007, salaries and benefit payable were $54,011,666 and $43,319,704, respectively.

Remaining commitments under the employment contracts are as follows:

		Unaccountable
Year ending May 31,	Salaries	Expenses	Bonus	Pension	Total

2009	$3,633,136	2,188,636	2,116,296	3,511,122	11,449,189
2010	3,814,792	2,298,068	2,222,110	3,686,678	12,021,649
2011	4,005,532	2,412,971	2,333,216	3,871,012	12,622,731
2012	4,131,936	2,533,620	2,449,877	4,064,563	13,179,995
2013	4,229,940	2,660,301	2,572,371	4,267,791	13,730,402
Thereafter	13,107,388	8,195,094	7,847,123	12,832,408	41,982,013
	$32,922,724	$20,288,690	$2,116,296	$32,233,574	$104,985,980

The compensation agreements also call for the issuance of options as follows:

			Option
	Options	Total	Exercise
Employee	Per Year (a)	Options	Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/05 - 2/28/15
7 Officers and employees	7,000,000	70,000,000	0.13	2/28/06 - 2/28/16
4 others	4,000,000	40,000,000	0.30	2/28/05 - 2/28/15

 (a)  Vesting begins February 28, 2005

NOTE 13 – COMMON STOCK TRANSACTIONS

During fiscal 2008, the Company issued shares for services rendered by consultants in 2007. As the performance conditions were met in 2007, the Company recorded a liability of $780,000 in connection with the issuance of 3,000,000 shares which was estimated to be approximate the fair value of the services rendered. The Company off-set the liability created in 2007 with the issuance of shares during the current fiscal year. The Company had notes payable to two stockholders amounting to $780,000 in the aggregate that we converted into 6,000,000 shares of common stock at the option of the note holder. Further, the Company also issued 1,000,000 in stock for services to consultants aggregating $390,000.

During the fiscal year 2007, the Company issued 15,000,000 shares for the conversion of notes totaling $1,950,000. Further, the Company also issued 19,856,062 shares for a total value of $4,851,783 to consultants for services provided to the Company. During the fiscal year 2007, in a private transaction, a shareholder assigned $6,000,000 of a note to a related party. The note is payable in 2009. There were no other changes to the note.

During fiscal year 2006 the company issued 13,125,000 shares of common stock for its 31% investment in Hong Kong based International Environmental Energy Corp in December 2005, valued at $0.80 per share for $10,500,000. As further explained in Note 10, due to the inherent uncertainties with start up entities the Company decided to create a 100% reserve against this investment. The Company also issued 4,861,995 shares of common stock for services valued at $0.15 per share.