Form 20-F
period 2009-05-31
GLOBAL ENVIRONMENTAL ENERGY COPORATION
filed 2009-12-15
CIK 840823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.125,661,618 shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐ Yes     ☒ No

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
☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes     ☐ No

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

Selected Financial Data

The selected financial data set forth for the years ended May 31, 2009, 2008, 2007, 2006 and 2005 are derived from the Company’s audited consolidated financial statements and relate solely to the Company’s current business operations.  The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

	2009	2008	2007	2006	2005

Revenues	-	-	-	-	-

General and administration expenses	23,674,922	17,549,385	23,159,781	54,188,389	26,008,302

Net loss from continuing operations	23,674,922	17,549,385	23,159,781	54,188,389	26,008,302

Interest expense	1,875,131	1,440,060	1,172,404	742,621	491,782

Net Loss	25,550,053	18,989,445	24,332,185	54,931,010	26,500,084

Net loss per share from continuing operations	0.20	0.16	0.31	0.94	0.67

Shares outstanding	125,661,618	125,031,618	115,031,618	67,045,916	49,058,921

Total Assets	112,160	2,500	2,500	2,500	27,456,904

Total Current liabilities	13,839,210	25,526,264	44,100,072	227	1,677,465

Total Long-term Liabilities	94,003,445	60,412,935	27,452,019	55,612,138	42,151,623

Common stock	251,325	250,065	230,065	134,093	98,119

Preferred stock	-	-	-	-	-

Accumulated Deficit	173,397,609	147,847,556	128,858,111	104,525,926	49,594,915

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

NEED FOR ADDITIONAL CAPITAL.  If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless. We will require substantial additional capital to develop our biosphere business. Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in projects or biosphere sales at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

POLITICAL OR ECONOMIC INSTABILITY OR UNEXPECTED REGULATORY CHANGE. Certain of our business is conducted in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our activities could be adversely effected by:

•	political instability and violence;
•	war and civil disturbance;
•	expropriation and nationalization;
•	change in fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure;
•	changes in the regulatory environment governing mineral properties; and
•	unenforceability of contractual rights.

THE COMPANY IS SUBJECT TO FOREIGN CURRENCY FLUCTUATIONS.  The Company operates in more than one country and fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

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

FACTORS BEYOND OUR CONTROL.  The potential profitability of biosphere operations depends upon factors beyond the control of the Company. For instance, world prices and markets for electrical power are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

WE MAY INADVERTENTLY FAIL TO COMPLY WITH LOCAL LAWS OF OTHER COUNTRIES IN CONNECTION WITH THE NEGOTIATION AND EXECUTION OF CERTAIN AGREEMENTS.  As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We may inadvertently fail to comply with their laws which may result in lawsuits or penalties, which could adversely affect our business or results of operations.

SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE OPERATIONS. Our auditors’ opinion on our May 31, 2009 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern. As reflected in the accompanying financial statements, the Company incurred net losses of $25,550,053, $18,989,445, and $24,332,185 for the years ended May 31, 2009, 2008, and 2007  respectively and an accumulated deficit of $173,397,609 at May 31, 2009.  There are significant uncertainties with regard to the Company’s ability to generate sufficient cash flows from operations or other sources to meet and fund its commitments with regard to existing liabilities and recurring expenses.  The Company intends to finance future operations from the proceeds of a subscription agreement for the sale of shares of common stock and an additional financing from the stockholders'. The loans/advances received from stockholders’ are not payable in the next twelve months.  Further, interest on loans/advances from stockholders’ has been accrued and no payments have been made to date. Based on the financial position of the Company and its inability to generate cash from operations, the stockholders have agreed to the repayment after the Company begins to generate future cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

WE MAY ISSUE ADDITIONAL SHARES; DILUTIVE EFFECT.  There are significant risks relating to our common shares. We may, in the future, issue additional common and preferred shares, which would reduce investors’ percent of ownership and may dilute our share value. We are authorized to issue 1,000,000,000 shares of Common Stock, with a par value of two tenths of one cent ($0.002) each, and 20,000,000 shares of Preferred Stock which shall have a par value of one hundredth of a cent ($0.0001) each and which may be issued in series, The future issuance of our authorized common or preferred shares may result in substantial dilution in the percentage of our shares held by our then existing shareholders. We may value any common or preferred shares issued in the future on an arbitrary basis. The issuance of common or preferred shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

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

GENERAL DETERIORATION IN ECONOMIC CONDITIONS MAY HAVE ADVERSE IMPACTS.  The current global economic environment is challenging and uncertain.  Worldwide financial markets have experienced extreme disruption since 2007, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades and declining valuations of investments.  These disruptions are likely to have an ongoing adverse effect on the world economy. We are unable to predict how long the economic downturn will last. A continuing economic downturn and financial market disruptions may adversely impact our business.  In addition, the risks associated with the industry in which the Company operates may become more acute in periods of a slowing economy or slow growth.

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

In August 2004 Life Energy & Technology Holdings, Inc (Delaware) authorized by board resolution a name change for the Company to Global Environmental Energy Corp. (Delaware) and approved a change of its domicile from Delaware to the Commonwealth of the Bahamas maintaining its principal place of business in New Orleans Louisiana.

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

Biosphere Development Corp. (Bahamas) (“Biosphere”) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp. (Bahamas) is an operating subsidiary of Global Environmental Energy Corp. (Bahamas) and is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™, that supplies energy through an efficient and environmentally safe process.  Biosphere has no assets or operations for the years ended May 31, 2009 and 2008.

Sahara Petroleum Exploration Corp. (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is a subsidiary for Global Environmental Energy Corp. (Bahamas) and is inactive.

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

Subsidiaries

The consolidated financial statements included with this report include the accounts of the Company and its subsidiaries namely, Global Environmental Energy Corp. (Delaware) which is 100% owned by the Company, and Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas), both of which are 85% owned subsidiaries.  As of May 31, 2007, Sahara Petroleum Exploration Corp. (Bahamas) is inactive.  Global Environmental Energy Corp. (Delaware), a fully owned subsidiary of the Company, has proceeded to file under Chapter 7 of the Bankruptcy Code as described above.  Global Environmental Energy Corp. (Delaware) has been consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws. The Delaware Company had no assets as at May 31, 2009 and 2008 and had long-term liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2009 and 2008. These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

On the December 4, 2007 the Company, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., a company formed in the Peoples Republic of China.  No consideration was paid for the acquisition of the ownership interest. In January 2009 the company granted a Biosphere Technology License number BTLA-200901 to Wister Associated Inc. (“Wister”), under which agreement the Company transferred its entire shareholdings in Biosphere (Shaoxing) Technology Co. Ltd to Wister along with its ownership interests in other companies described below.

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

In January 2009 Biosphere Development Corp. (Bahamas), one of the 85% owned subsidiaries of the Company, granted a Biosphere Technology License number BTLA-200901 to Wister Associated Inc., under which agreement the Company transferred its 97.12% shareholding in Biosphere (Shaoxing) Technology Co. Ltd. (as described above), 31% shareholding in Biosphere Asia Pacific, its 45% shareholding in Hong Kong based Biosphere (HK) Ltd, and its 31% shareholding in International Environmental Energy Corp to Wister.

Sahara Petroleum Exploration Corp. (Bahamas), an 85% owned subsidiary of the Company, has been inactive since May 2007.

The flowchart below represents our ownership interest in the various companies referred to above.

The Business Overview

The Company is currently involved in the commercialization of the Biosphere Process™ System.  Prior to fiscal 2007, the Company was also involved in the acquisition and development for sale of oil and gas reserves and other energy related products through Sahara Petroleum Exploration Corp., its majority owned subsidiary.  Sahara is currently inactive.

Biosphere Process™ System

General Background

The Company enjoys a licensing agreement with McCormack Consulting, the inventors, developers and owners of the Biosphere Process™ System (Patent Pending) and all rights and title thereto. The Biosphere Process™ System provides for the conversion of waste materials (which includes municipal solid waste, agricultural or forestry surpluses or wastes, industrial or medical waste materials or traditional fossil fuels) in a process that includes, initially, the automatic separation of metals and plastics, the formation of organic compost and the heating of the organic residue left from the separation process to very high temperatures in a separate chamber, which is deprived of oxygen. The heating of the organic waste in this manner (i.e. in an oxygen deprived environment) prevents combustion, smoke and odour, and transforms the waste into steam and other gasses, which then run a turbine to produce electricity. The remaining solid waste then becomes a pulverized powder, which can be sold as a by-product for use in the building industry.

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

Economic Need for the Biosphere Process™

Every man, woman and child, the population of the developed world, produces up to one-half ton of MSW per annum; the vast majority of which is, at present, simply land filled and allowed to decay.  Not only is such a practice outdated, having changed little in hundreds of years, but also it is costly and wasteful of what have for some time been recognized as finite natural resources. The Biosphere Process™  is a new development that allows for up to 100% recycling of the resource that MSW represents.

The Biosphere Process™ in addition to consuming MSW as a feedstock is an “omnivorous” micro power generation system. The Biosphere Process™ will operate and generate electricity using MSW, traditional fossil fuels, agricultural wastes or surpluses, forestry wastes or surpluses, industrial waste streams, cellulose or hemicelluloses biomass waste streams, lignin, or any manner of waste material.

Such energy credits, form the basis of the greenhouse-gas trade, and are the backbone of a developing global industry. This expected trade will provide a further impetus for multinational  companies, national governments and member states in both the European  Union and  elsewhere  to champion the  commercial  use of MSW and waste  materials and importantly the remediation of existing landfills,  which conversely are fast becoming a natural resource. Not only are landfills  a rich  source of  metals,  8-10% high grade aluminium and ferrous metals, and of silicates, sands and building  aggregates, but they also contain  significant  volumes of combustible fuel material with an exceptionally high calorific content, highly suitable for power generation. The Biosphere Process™ System can also be fuelled by traditional fossil fuels, oil, and natural gas.

Manufacture

The Company and its subsidiaries subcontract all of their manufacturing requirements. Pursuant to Biosphere Technology License Agreements, the Company has also sub-licensed a number of entities to manufacture, sell and operate Biosphere Process™ Systems. These agreements will provide for turnkey manufacturing, installation and maintenance of the Biosphere Process™ Systems.

Marketing Plan

Biosphere Development Corp. (Bahamas) is a Bahamian Corporation established in December of 2004, as an operating subsidiary of the Company for the purpose of pursuing overseas opportunities for the Biosphere Process System. At present, management relies upon agreements with independent sales agents to secure contracts for its Biosphere Process™ Systems.

Licensing Agreements

The Company grants and relies upon its non-exclusive Biosphere Technology License agreements as its potential source of royalty income.  On May 20, 2009, the Board of Directors of the Company resolved that in order to better protect the Company’s intellectual property rights, all existing and new Biosphere Technology License agreements be reviewed and renewed or cancelled based upon performance or the lack thereof annually, subject to the terms of the applicable agreement.  This annual renewal is intended to take place on or about May 20th of each year.  The Company intends to effect any required contract changes in advance of the May 31st financial year end annually, although there can be no assurance that any or all of such licensees will voluntarily agree to any such necessary changes.

The Company currently has non-exclusive biosphere technology licensing agreements with several parties including:

Spectrum Blue Steel Corporation, a Philippines corporation (“Spectrum”).  On June 2, 2008, Spectrum was granted a non-exclusive license in the Philippines to market, sell, lease and operate Biosphere Process Systems.  In 2009, Spectrum placed an order with the Company for an initial Biosphere System for deployment in the Philippines. In connection therewith, the Company has arranged to have its consulting engineers visit and survey Spectrum’s intended site for this installation.  As of the date of this report, Global had still not received funds from Spectrum towards the purchase of that system. The Company exercises no control over Spectrum, its officers or its employees. In the event of continued non-performance under this license by Spectrum, the Company may seek to cancel this agreement in 2010.  The Company has already provided Spectrum with notice to this effect.

Freedom Renewable Energy Corp., a Delaware corporation (“Freedom”). On October 22, 2007, Freedom was granted a non-exclusive license in the United States to market, sell, lease and operate Biosphere Process Systems for a partial consideration of $5 million.  Freedom could not honor payment on this agreement and therefore, subsequently, on December 18, 2007, entered into forgiveness agreement with the Company wherein Freedom agreed to sell a 15% minority ownership interest to the Company in exchange for the amounts due to be paid to Biosphere Development Corp.  Global has received a partial deposit from Freedom for its initial Biosphere system intended for deployment in Georgia in the United States.  The Company’s Chairman and Chief Executive Officer, Christopher A. McCormack, has visited Freedom’s intended site for this installation in 2009. However, as of the date of this report, the Company has received no further funds from Freedom for the intended manufacture of the Biosphere system. The Company has been advised by Freedom that they are experiencing funding difficulties and allied staff problems. Therefore, there can be no assurance when or if Freedom will pay the balance of the monies due to complete a Biosphere System purchase. The Company accounts for the investment in Freedom under the cost method of accounting. Based on the available facts, the Company will not recognize revenue from this transaction or report the related asset as Noreen Griffin, a former Chairperson of Global Environmental Energy Corp. (Delaware) and currently a consultant and stockholder of the Company, is non-executive Chairman, director and one of the stockholders of Freedom which makes her a related party.  Notwithstanding the foregoing, the Company exercises no control over Freedom, its officers or its employees.  In the event of continued non-performance under this license by Freedom, the Company may seek to cancel this agreement in 2010.  The Company has already provided Freedom with notice to this effect.

Global NRG, Ltd., a corporation incorporated under the laws of The British Virgin Islands, operating in Australia (“Global NRG”).  On October 1, 2007, Global NRG was granted a non-exclusive license to market, sell, lease and operate Biosphere Process Systems in the countries of Australia, New Zealand, the Pacific Islands of Papua Nuigini, Fiji, Noumea, Vanuatu, Western Samoa, Tonga and Cook Islands and Africa, with exceptions of Libya, Angola, Cote D’Ivore, Mauritius, Cape Verte and Algeria.  In 2008, Global NRG defaulted on the payment of a deposit to the Company for a Biosphere System. As of May 20, 2009, the Company provided notice to Global NRG that its license has been revoked as at May 20, 2009. The Company exercises no control over Global NRG its officers or its employees.

Wister Associates Inc., a corporation organized under the laws of the Republic of Panama (“Wister”).  On January 1, 2009, Wister was granted a non-exclusive license to market, sell, lease and operate Biosphere Process Systems in the People’s Republic of China.  Pursuant to the agreement, the Company also transferred its 31% shareholding in Biosphere Asia Pacific, its 45% shareholding in Hong Kong based Biosphere (HK) Ltd, and its 31% shareholding in International Environmental Energy Corp to Wister.   The Company is hopeful that Wister will perform under this licence in 2010. The Company exercises no control over Wister, its officers or its employees.

Indisporne Limited, a corporation incorporated under the laws of The British Virgin Islands, operating in Thailand (“Indisporne”). On June 2, 2008, Indisporne was granted a non-exclusive license to market, sell, lease and operate Biosphere Process Systems in Thailand.  Indisporne has not yet performed upon its agreement with the Company.  The Company exercises no control over Indisporne, its officers or its employees. In the event of continued non-performance under this license by Indisporne, the Company may seek to cancel this agreement in 2010.  The Company has already provided Indisporne with notice to this effect.

SC Waste to Energy SRL, a Romanian Corporation (“SC Waste”). On June 5, 2009, SC Waste was granted a non-exclusive license to market, sell, lease and operate Biosphere Process Systems in Romania.  SC Waste has not yet performed upon its agreement with the Company but the Company is hopeful that SC Waste will perform under this licence in 2010.  The Company exercises no control over SC Waste, its officers or its employees.

Jet Black Kenya Limited, a Kenyan Corporation (“Jet Black”).  On December 23, 2008, Jet Black was granted a non-exclusive license to market, sell, lease and operate Biosphere Process Systems in Africa.  Jet Black has not yet performed upon its agreement with the Company.  The Company exercises no control over Jet Black, its officers or its employees. In the event of continued non-performance under this license by Jet Black, the Company may seek to cancel this agreement in 2010.  The Company has already provided Jet Black with notice to this effect.

North West Lawyer Agency, a Russian corporation (“Russian North West”).  On August 17, 2007, Russian North West was granted a non-exclusive license to market, sell, lease and operate Biosphere Process Systems in Russia.  Russian North West has not yet performed upon its agreement with the Company.  The Company exercises no control over Russian North West, its officers or its employees. In the event of continued non-performance under this license by Russian North West, the Company may seek to cancel this agreement in 2010.  The Company has already provided Russian North West with notice to this effect.

Oil and Gas Development

Sahara Petroleum Exploration Corp. (Bahamas) is a Bahamian Corporation established on December 17, 2004, as an operating subsidiary of the Company for the purpose of exploring for and developing oil projects, primarily in Africa.  Sahara had been in negotiation for to complete the acquisition of two oil exploration blocks in North Africa.   Sahara has been inactive since May 31, 2007.   As a result, the Company is no longer involved in oil and gas development.

Status of Recent Publicly Announced Developments

The following public announcements have been made by the Company and by third parties since the beginning of the fiscal year ended May 31, 2009 relating to the Company and its products:

On June 20, 2008, the Company announced that its Philippine licensee, Spectrum Blue Steel Corporation (“Spectrum”) is planning to deploy 1,500 Biosphere Systems under its license. The Company has had engineers visit Spectrum’s intended site for the initial Biosphere System in the Philippines.  To the Company’s knowledge, Spectrum has made progress in developing its initial site, acquiring ancillary equipment and embarking upon an extensive program of civil engineering.  In addition, to the Company’s knowledge, Spectrum has been applying for and pursuing the required local and national permits to allow Spectrum to operate Biosphere Systems in the Philippines. However, as of the date of this report, Spectrum has not completed its order for Biosphere Systems for the Philippines, and no assurance can made when or if Spectrum will complete its order.

On July 30, 2008, Spectrum announced a strategic partnership with Al Manhal International Group of Abu Dhabi to market the Company’s Biosphere Systems in Gulf, Arab, other Asian and European countries.  The Company has not yet visited Al Manhal and no orders to purchase Biospheres have been received from Al Manhal to date.  The Company is unable to confirm the truth or accuracy of the statements made in this announcement.  The Company did not authorize or approve of the announcement prior to its dissemination nor did it receive a copy prior to its release.

On September 26, 2008, the Company acknowledged Dr. Albert Reynolds African Initiative is to deliver 1,120 Biosphere Systems to Africa.  The Company reported that Dr. Reynolds confirmed the funding of USD$90,000,000 from private donations to the Initiative which has enabled funding of the first 10 to 1,120 Biospheres.  The Company stated that these systems are currently being manufactured for delivery to South Africa, Botswana and the Cote d’Ivoire. This press release was made by the Company to resolve confusion arising from Dr. Reynolds’ Press Release of September 25, 2008.   That press release was made by Dr. Reynolds without the authorization or approval by the Company prior to its dissemination.  To the Company’s knowledge, manufacturing to provide Biosphere Process Systems for the Reynolds Initiative has been delayed due primarily to the ongoing global financial crisis.  However, the Company understands that prior to the contract being delayed a significant amount of work was carried out, including the sourcing of large numbers of commercially available subcomponents and the incorporation of specific design modifications to the standard Biosphere System design for its intended use in sub-Saharan Africa. To provide for such a large order the Company intends to use both its current Chinese subcontract manufacturers and has in addition made plans to have several other companies manufacture subcomponents. To this end the Company contracted Thailand based World Green Energy Company Limited in July 2009 under a manufacturing alliance agreement, thereby significantly expanding the Company’s ability to manufacture Biosphere Process Systems by subcontract.  The Company has been advised by Dr. Reynolds that notwithstanding the global financial crisis, the private funding for the initial 10 systems is in place and will be received by the Company in early 2010. Dr Reynolds has advised that additional funding is intended to be raised from philanthropic sources to allow the complete 1,120 systems to be manufactured and deployed in Africa.  However, the Company cannot confirm the truth or accuracy of the foregoing and no assurance can be made that any or all of such intended systems will be manufactured and deployed in Africa as contemplated.  As of the date of this report, no further funding has been received.

In March 23, 2009, the Company acknowledged that it had received deposits from American Waste to Energy Corp. (“AW2E”) for Biosphere Systems to be deployed in the United States.  The Company announced that Freedom Renewable Energy and AW2E are to deploy the first of an initial 73 Biosphere Systems at Toombs County, Georgia.  In conjunction therewith, on March 24, 2009, American Waste to Energy Corp. (“AW2E”) also announced that it will be deploying the first Biosphere Gasification System in Georgia at such project site in Toombs County.  AW2E is a subsidiary of Freedom Renewable Energy Corp. with full marketing and deployment rights to the Biosphere Gasification System throughout the United States.  The Company received deposits from AW2E in March 2009 and the Chairman of the Company visited Toombs County Georgia to assess the intended site for the initial Biosphere Process System. Additional payments from AW2E were due in July 2009. These payments were not received.  The Company has been made aware by Freedom Renewable Energy of several sources of available funding to allow Freedom complete its Biosphere purchase. The Chairman has met with several of the parties interested in funding Freedom’s planned developments. As of the date of this report, however, no additional payments have been received by the Company.

On April 22, 2009, Spectrum announced the establishment of a Biosphere Pilot facility in the Philippines which is set to be installed within a one hectare portion of the existing landfill in the City of San Fernando, Pampanga.  The Company has had consulting engineers visit Spectrum in the Philippines and the intended installation site.  The Company has also assisted Spectrum in the planning, design and specification of civil works needed at the initial intended installation site.  However, as of the date of this report, Spectrum has not completed its order for Biosphere Systems for the Philippines.  The Company did not authorize or approve of this announcement prior to its dissemination by Spectrum nor did it receive a copy prior to its release.

On July 2, 2009, Spectrum announced during the groundbreaking of the Pilot Biosphere Project in Pampanga that three more sites are ready for the installation and deployment of the Biosphere Process and Technology in the Philippines.  The Company is unable to confirm the truth or accuracy of the statements made in the announcement.  The Company did not authorize or approve of the announcement prior to its dissemination by Spectrum nor did it receive a copy prior to its release.  As of the date of this report, Spectrum has not completed its order for Biosphere Systems for the Philippines.

On September 24, 2009, Spectrum announced among other things that it had signed contracts with the City of San Fernando in Pampanga, Philippines for Biosphere machines and by September 30, 2009, it will be signing another joint venture agreement with Joesfino M. Angeles, the mayor of Santa Rosa, Nueva Ecija in central Philippines.  The Company did not authorize or approve of the announcement prior to its dissemination by Spectrum nor did it receive a copy prior to its release.   Although the Company is unable to confirm the truth or accuracy of the statements made in the announcement, the Company has seen copies of the contracts referred to in the release.  However, as of the date of this report, Spectrum has not completed its order for Biosphere Systems for the Philippines.

On September 30, 2009, Spectrum announced that it had signed a joint venture agreement to develop, finance, design and engineer the construction and operation and maintenance of the new Biosphere gasification facility in the city of Santa Rosa, Nueve Ecija, Philippines.  The Company is unable to confirm the truth or accuracy of the statements made in the announcement.  The Company did not authorize or approve of the announcement prior to its dissemination nor did it receive a copy prior to its release.

On October 19, 2009, Spectrum announced that the construction for the San Fernando access road from the Mega Dike to the Project Site as well as perimeter fencing is now ready to start. Spectrum announced that the contractor who has been awarded the construction is Saint J's builders, who is a major construction company located in San Augustin city of San Fernando.   The Company is unable to confirm the truth or accuracy of the statements made in the announcement.  The Company did not authorize or approve of the announcement prior to its dissemination nor did it receive a copy prior to its release.

On October 28, 2009, Spectrum announced that it has defined itself by a distinct focus on resource efficiency and sustainability, rising and unstable energy prices, scarcity of resources driven by population growth, affluence and climate change. Spectrum stated that its ability to facilitate and deploy the Biosphere system is truly a compelling investment thesis that has both young and old listening. Spectrum stated that the Biosphere system enables significant environmental benefits at a scale appropriate to the urgency of the need for green solutions to clean and save planet earth by turning waste into energy.   The Company did not authorize or approve of the announcement prior to its dissemination nor did it receive a copy prior to its release.

On November 16, 2009, Spectrum announced plans to open their new office on the corner of 4(th) and 27(th) street in the global city of Fort Bonifacio Philippines. With the arrival of this new office space, Spectrum Blue Steel will have many new green jobs available for Filipino citizens. In January 2010 Spectrum will start a sizeable hiring campaign for new green energy jobs.  The Company is unable to confirm the truth or accuracy of the statements made in the announcement.  The Company did not authorize or approve of the announcement prior to its dissemination nor did it receive a copy prior to its release.

On November 20, 2009, Spectrum announced that True Energy Group and NT Energy are set to meet the Government of Argentina with the CEO of Global Environmental Energy Corp.  True Green Energy Group and NT Energy who are promoters of world power and green energy solutions are partners with Spectrum Blue Steel who is the license holder of the Biosphere MKV system.  The Company did not authorize or approve of the announcement prior to its dissemination nor did it receive a copy prior to its release.  The Company has not yet visited True Energy Group, NT Energy or their clients in Argentina.  The Company has been invited to visit Argentina to present the Biosphere Technology to government officials, but has not yet accepted the invitation.   None of these parties have placed orders to purchase Biosphere Systems.

On November 23, 2009, Spectrum and TGEG announced their go green campaign for 2010.  The Company is unable to confirm the truth or accuracy of the statements made in the announcement.  The Company did not authorize or approve of the announcement prior to its dissemination nor did it receive a copy prior to its release.

On December 2, 2009, Spectrum announced that it is emerging as one of the fastest growing green energy companies on the planet. Through the efforts of True Green Energy Group and True Green Planet's President and Recycling Specialist Leroy Johnston, who has been in the recycling business for over 25 years, stated that Spectrum Blue Steel is light years ahead of everyone and is setting the stage for spectacular earnings because of the bi products recovered by using the Biosphere MKV. The Company is unable to confirm the truth or accuracy of the statements made in the announcement.  The Company did not authorize or approve of the announcement prior to its dissemination by Spectrum nor did it receive a copy prior to its release.

On December 4, 2009, Spectrum announced that True Green Energy Group, through Spectrum Blue Steel, and the Biosphere MKV power plant have been cultivating the recovery of garbage and in landfills on a global scale. The Biosphere process of gasification harnesses the combustibility of solid wastes to create a heat source that produces an extremely hot steam that will then generate green electricity.   Spectrum Blue Steel reported that the President of True Green Energy Group, Mr. John Lamb, along with the founder of Spectrum Blue Steel Ronald Flynn, announced Spectrum Blue Steel's newest partner Mr. Eugene B Jones, who is the Executive Director for Southern Waste Information exchange, Inc. (SWIX), which is a non-profit clearinghouse and repository for businesses and government agencies in the USA.  The Company is unable to confirm the truth or accuracy of the statements made in the announcement by Spectrum.  The Company did not authorize or approve of the announcement prior to its dissemination by Spectrum nor did it receive a copy prior to its release.

Facilities

Each of the Company, Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas) maintains its address in New Providence in the Commonwealth of the Bahamas.

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

Patents and Trademarks

The Company has formulated patent applications and has the trademark protection for the Biosphere Process™ Systems and certain other of its developed technologies.  Patent protection for the Biosphere Process System is pending. The Company has as of the date of this filing still to reach a final agreement with McCormack Consulting, the inventor, developer and owner of the technology to acquire the technology rather than having just the right to use the technology.  Currently, the Company relies primarily upon trade secrets and proprietary techniques to attain and preserve any commercial advantage. The Company has obtained trademark protection for several of its proprietary trade names none of which are filed or are required to be filed at this time. The Company intends to have a third party negotiate on the Company’s behalf a fair purchase agreement for the technology from McCormack Consulting.

Supplies

The Company at present purchases from independent subcontractors products that are built to licensed specifications and designs. Management does not believe that there is or will be in the near future a significant shortage or inability to obtain adequate supplies of materials needed to fulfill lease obligations.

Employees

At present the Company has three executive officers. As the Company implements the planned expansion of its operation, it will require additional employees both skilled and unskilled. The Company believes that the personnel it will require are readily available at reasonable salary rates. However no assurance can be given that it will be able to attract the type and quantity of employees the operation will require. Furthermore even if such personnel are available, no assurance can be given that they can be hired on terms favorable to the Company.

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

Insurance

At the present time, there are no product liability claims against the Company. The MSW recycling business, biosphere manufacturing and power generation, are all businesses that involve numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses, such as but not limited to fires, explosions, natural disasters, environmental hazards, injury or loss of life.  Because the Company uses subcontractors to manufacture, install, commission, service and support all of its products, the Company relies on its subcontractors to obtain such insurance in order to protect the Company and its clients against all risks.  No assurance can be made that any such insurance will in fact be obtained and maintained by such subcontractors, or if so, that any such insurance will provide the Company adequate protection from the risks associated with its business.

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

Global Environmental Energy Corp. (Delaware) is a fully owned subsidiary of the Company and as described above has proceeded to file under Chapter 7 of the Bankruptcy Code.  Global Environmental Energy Corp. (Delaware) has been consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws. The Delaware Company had no assets as at May 31, 2009 and 2008 and had long-term liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2009 and 2008. These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

On the December 4, 2007 the Company, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., a company formed in the Peoples Republic of China.  No consideration was paid for the acquisition of the ownership interest. In January 2009 the Company granted a Biosphere Technology License number BTLA-200901 to Wister Associated Inc., under which agreement the Company transferred its entire shareholdings in Biosphere (Shaoxing) Technology Co. Ltd to Wister along with its ownership interests in other companies described below.

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

In January 2009 Biosphere Development Corp. (Bahamas), one of the 85% owned subsidiaries of the Company, granted a Biosphere Technology License number BTLA-200901 to Wister Associated Inc., under which agreement the Company transferred its 97.12% shareholding in Biosphere (Shaoxing) Technology Co. Ltd. (as described above), 31% shareholding in Biosphere Asia Pacific, its 45% shareholding in Hong Kong based Biosphere (HK) Ltd, and its 31% shareholding in International Environmental Energy Corp to Wister.

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

Revenue and Cost Recognition - The Company recognizes sale revenues upon delivery of the Biosphere Process ™ System to the buyer.  Cost of sales includes the costs to manufacture and deliver the system to the purchaser and is recognized upon the complete manufacture and delivery of the system to the buyer. Since each system is intended to be delivered to the clients with different requirements, manufacturing cost accordingly varies. However, in order to make the profit from the sales of systems manufactured on subcontract, the Company intends to make an annual royalty payment of at least 12.5% of the revenue of the system as provided for in license agreements.

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

Reclassification - Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses.

Accounting for investment in subsidiaries - The Company has one subsidiary. Global Environmental Energy Corp. (Delaware) that is a fully owned and as explained above has proceeded to file under Chapter 7 of the Bankruptcy Code.  Global Environmental Energy Corp. (Delaware) has been consolidated because the liabilities have not been forgiven or discharged by the bankruptcy court. The Company also has a controlling interest of 85% in Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas).  Both these entities have been consolidated in accordance with generally accepted accounting principles in the United States of America. These companies have no assets, liabilities or operations.

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

In July 2009, the Financial Accounting Standards Board adopted The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (the Codification). The Codification is the single source of authoritative U.S. generally accepted accounting principles. The Codification does not change generally accepted accounting principles, but is intended to make it easier to find and research issues and will change the way GAAP is referenced. The Codification is effective for interim and annual periods ending after September 15, 2009. As the Codification is not effective for the Company’s financial statements, references made in this document relate to the standards that were effective prior to the Codification. The Codification will be effective for the Company’s fiscal year ended May 31, 2010 and its adoption is not expected to have a material affect on the financial statements of the Company.

Results of Operations

During the years ended May 31, 2009, 2008 and 2007, we had no revenues.

Total general and administrative expenses were $23,674,922 for the year ended May 31, 2009, compared to $17,549,385 and $23,159,781for the years ended May 31, 2008 and May 31, 2007, respectively. Such increase in general and administrative expenses for fiscal 2009 compared to fiscal 2008 was primarily due to an increase in consulting fees. Such decrease in general and administrative expenses for fiscal 2008 compared to fiscal 2007 was primarily due to a decrease in consulting fees. As the Company continues to issue shares and options for services rendered to various consultants/employees, the cost recognized for these services under FAS 123(R), ‘Share-Based Payments’', decreased by approx $0.5 million for shares issued to consultants and increased approx $0.8 million for options issued.

Our net loss from continuing operations was $23,674,922 for the year ended May 31, 2009 $17,549,385,for the year ended May 31, 2008 and $23,159,781 for the year ended May 31, 2007.

Interest expense was $1,875,131, $1,440,060, and $1,172,404  for the years ended May 31, 2009, 2008 and 2007, respectively. The consistent trend of increase in interest expense is on account of accumulation of advances/loans from stockholders’. The stockholders have agreed to receive interest and repayment of the advance after the Company begins to generate cash from operations.

The Company incurred a net loss of $25,550,053, $18,989,445, and $24,332,185  for years ended 2009, 2008 and 2007, respectively.  On a per share basis, fully diluted, the Company experienced loss per share of $0.20, $0.16 and $0.31 for fiscal years 2009, 2008 and 2007, respectively.

Liquidity and Capital Resources

At May 31, 2009, the Company had working capital deficit of $13,729,550 as compared to a working capital deficit of $25,526,264 at May 31, 2008. Total assets were $112,160 for the fiscal year ended May 31, 2009 and $2,500 for  the fiscal year ended May 31, 2008 . Total long-term liabilities were $94,003,445 and $60,412,935 at May 31, 2009 and 2008, respectively. Stockholders’ equity increased to a deficit of $107,730,495 from at May 31, 2009 from $85,936,699 at May 31, 2008.

Cash provided (used) by operating activities was $100,434, $0 and $(141) for the years ended May 31, 2009, 2008 and 2007, respectively. The cash used by operations is lower than the net loss from operations on account of the various non-cash transactions relating to issue of shares/options to both consultants/employees and stockholder’s payment for the Company’s expenses. Further, the Company has accrued salary/benefits payable to officers/employees as most of these payments will be made when the Company generates sufficient cash from operations. The cash provided by operations is due to the deposit received from the Company's affiliate.

There was no cash used by investing activities for each of the fiscal years reported.

The cash provided (used) by financing activities for each of the years were $(368), $0 and $141 relating primarily to bank overdraft.

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

Item 6.                   Directors, Senior Management and Employees.

Identification of Directors and Executive Officers

The following identification of officers and directors, including biographies, sets forth the officers and directors as of May 31, 2009:

Name	Age	Position
Dr. Christopher A. McCormack	46	Chairman of the Board Chief Executive Officer and Director
Mr. Salim Ghafari	47	Vice President, Chief Financial Officer, and Director
Ms. Sharon Trottman	54	Company Secretary and Director

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

Executive Compensation

The following table sets forth information relating to compensation to officers and directors as of May 31, 2009, the end of the Company’s most recent fiscal year, as well as indicating the compensation for fiscal 2008 and 2007 (no cash payments have been made to date during such periods and all cash compensation has been accrued):

				Stock Based	Other Annual
	Year	Salary ($)	Bonus ($)	Compensation(1) ($)	Compensation ($)	Total

Dr.Christopher McCormack	2009	633,195	442,444	1,239,634	1,135,587	3,450,860
Chairman of the Board & CEO	2008	603,043	421,376	624,600	1,081,511	2,730,530
	2007	553,815	386,978	704,968	993,218	2,638,979

Tom Kessler (2)	2009	-	-	-	-	-
Former Company Secretary & Director	2008	-	-	-	-	-
	2007	147,684	-	-	-	147,684

Salim Ghafari	2009	168,852	-	309,366	48,243	526,461
Vice President, CFO and Director	2008	160,811	-	208,200	45,946	414,957
	2007	147,684	-	234,990	42,189	424,863

Ivy Grant (3)	2009	-	-	-	-	-
Former Company Secretary & Director	2008	138,915	-	-	-	138,915
	2007	57,881	-	-	-	57,881

Sharon Trotman (4)	2009	-	-	-	-	-
Company Secretary & Director

(1)	Represents the dollar amount recognized for financial reporting purposes of stock based compensation awarded.

(2)	Mr. Kessler resigned as an officer and director of the Company as of December 28, 2006.

(3)	Ms. Grant was an officer and director of the Company from December 28, 2006 until her death on October 10, 2008.

(4)	Ms. Trotman has been Company Secretary and director since October 10, 2008.

Employment Agreements

The Company has ten year compensation agreements with its officers beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years two through ten. Certain of the employees will receive a base monthly unaccountable expense allowance that also increases 5% per year in years two through ten. Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit. Additionally certain of the employees were awarded share options as part of their original contracts with exercise prices ranging between of $0.13 and $0.30 per share for certain employees. These options with exercise prices ranging between of $0.13 and $0.30 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates. As at May 31, 2009 and 2008, salaries and benefit payable were $69,717,957 and $54,011,666, respectively.

Remaining commitments under the employment contracts are as follows:

		Unaccountable
Year ending May 31,	Salaries	Expense	Bonus	Pension	Total

2010	2,196,910	1,322,737	1,222,608	1,876,466	6,618,721
2011	2,306,756	1,388,874	1,283,738	1,970,289	6,949,657
2012	2,422,093	1,458,318	1,347,925	2,068,804	7,297,140
2013	2,543,198	1,531,234	1,415,321	2,172,244	7,661,997
2014	2,670,358	1,607,796	1,486,087	2,280,856	8,045,097
Thereafter	6,642,414	3,966,615	3,576,714	5,275,884	19,461,627
	18,781,730	11,275,575	10,332,393	15,644,542	56,034,240

The compensation agreements also call for the issuance of options as follows:

			Option
	Options	Total	Exercise
Employee	Per Year	Options	Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/05-2/28/15
Officer	1,000,000	10,000,000	0.13	2/28/06-2/28/16

Except as herein above described, the Company has no other employment contracts. Further, it has no retirement, pension, and profit sharing, insurance or medical reimbursement plan covering its officers or directors.

Share Ownership

The following table sets forth at May 31 2009, the stock ownership of each of the officers and directors of the Company.

	Relationship	Number	Percentage
	to Company	of Shares	of Class

Dr. Christopher McCormack	Officer, Director	6,194,204	5.0%

Salim Ghafari	Officer, Director	-0-	0%
Sharon Trotman	Officer, Director	-0-	0%

Item 7.                   Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth at May 31 2009,  the stock  ownership of each person  known by the Company to be a beneficial owner of five per cent (5%) or more of the Company’s Common Stock,  individually and as a group.

	Relationship	Number	Percentage
Name and Address	to Company	of Shares	of Class

Dr. Christopher McCormack, PO Box AP59205-S3315, Nassau, Bahamas	Officer, Director	6,194,204	5.0%
International Environmental Energy Corp., Hopewell Centre, 183 Queens Road Hong Kong		10,125,000	8.1%

Related Party Transactions

On October 22, 2007 Biosphere Development Corp. (Bahamas) entered into an agreement with Freedom Renewable Energy Corp. (“Freedom”) to license a right to the use of Biosphere Processing System Technology for a consideration of $5 million. Freedom could not honor payment on this agreement and therefore, subsequently, on December 18, 2007, entered into forgiveness agreement with the Company wherein Freedom agreed to sell a 15% minority ownership interest to the Company in exchange for the amounts due to be paid to Biosphere Development Corp. The Company accounts for the investment in Freedom under the cost method of accounting. Based on the available facts, the Company will not  recognize revenue from this transaction or report the related asset as Noreen Griffin, a former Chairperson of Global Environmental Energy Corp. (Delaware) and currently a consultant and stockholder of the Company, is non-executive Chairman, director and one of the stockholders of Freedom, which makes her a related party.  The Company paid accounting related fees of $9,594 on behalf of Freedom. The amount due is payable on demand and does not accrue interest.  The Company received a deposit of $300,000 from Freedom.

Payable to stockholder is the payment the stockholder made for the Company. The payable bears a stated interest taye of 8.5% per annumn and is due to be paid on November 1, 2012. As at May 31, 2009 and 2008, the amount outstanding including accumulated interest were $7,372,130 and 6,051,269, respectively.  For the year ended May 31, 2009 and 2008, interest expense for payable to stockholder were $577,540 and $224,125, respectively.

On May 24, 2007, in a private transaction, a stockholder transferred a note receivable from the Company to a related party.  The note is for an amount of $6,545,239 at a stated interest rate of 8.5% per annum. The note is due to be paid on November 1 2012. The holder of the note has the option to receive the payment in the form of common stock. Should the note holder choose to convert the note, the share is to be issued at $0.13 per share which has been agreed to be the fair value of the stock on the date of the agreement. As at May 31, 2009, the amount outstanding including accumulated interest was $7,717,780.

The Company borrowed $1,456,677 from Eden Development Ltd, Chelise Investment Ltd and Mcintosh Enterprises and $1,415,635 from Sean O’Cearbhaill. These borrowings were made from these related parties during the fiscal year 2000. The notes are repayable in 2012 and have a stated interest rate of 8.5%.  At May 31, 2009, the amounts outstanding including accumulated interest amounted to $8,845,578.

For the year ended May 31, 2009 and 2008, interest expense for notes payable to stockholders were $1,297,591 and $1,195,935, respectively.

See “Employment Agreements” above for information on compensation agreements entered into with officers.

Item 8.                   Financial Information.

A.           Con solidated Statements and Other Financial Information.

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

As explained in Note 1 to the audited financial statements included with this report, the Delaware Company is consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws. The Delaware Company had no assets as at May 31, 2008 and 2007 and had long-term liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2008 and 2007.  The liabilities have not been discharged by the bankruptcy court at this time.  These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

There are no other material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.           Significant Changes.

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since May 31, 2009.

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

For the year:

Period	High	Low

Fiscal year ended May 31, 2009	$0.55	$0.10
Fiscal year ended May 31, 2008	$0.67	$0.03
Fiscal year ended May 31, 2007	$0.47	$0.09
Fiscal year ended May 31, 2006	$1.65	$0.11
Fiscal year ended May 31, 2005	$2.88	$0.15

For the quarter:

Period	High	Low

Fiscal year ending May 31, 2010:

June 1, 2009 to Aug. 31, 2009	$0.39	$0.09
Sept. 1, 2009 to Nov. 30, 2009	$0.30	$0.14

Fiscal year ended May 31, 2009:

June 1, 2008 to Aug. 31, 2008	$0.55	$0.21
Sept. 1, 2008 to Nov. 30, 2008	$0.42	$0.14
Dec. 1, 2008 to Feb. 29, 2009	$0.21	$0.10
March 1, 2009 to May 31, 2009	$0.18	$0.10

Fiscal year ended May 31, 2008:

June 1, 2007 to Aug. 31, 2007	$0.26	$0.10
Sept. 1, 2007 to Nov. 30, 2007	$0.15	$0.07
Dec. 1, 2007 to Feb. 29, 2008	$0.34	$0.03
March 1, 2008 to May 31, 2008	$0.67	$0.27

For the month:

Period	High	Low

June 1, 2009 to June 30, 2009	$0.15	$0.09
July 1, 2009 to July 31, 2009	$0.39	$0.12
Aug. 1, 2009 to Aug. 31, 2009	$0.22	$0.15
Sept. 1, 2009 to Sept. 30, 2009	$0.29	$0.14
Oct. 1, 2009 to Oct. 31, 2009	$0.30	$0.18
Nov. 1, 2009 to Nov. 30, 2009	$0.29	$0.18

On May 31, 2009 the reported high and low sales prices for the Company’s Common Stock was $0.105 and $0.105, respectively. The number of record holders of the Company’s common stock on May 31, 2009 was approximately 410.  This does not reflect persons or entities that hold their stock in nominee or “street name”.

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

See “Item 4. Information on the Company – Biosphere Process System – Licensing Agreements” for information on licensing agreements entered into by the Company with other parties.

In addition, on July 24, 2009, the Company entered into a manufacturing agreement with World Green Energy Company Limited whereby World Green will act as a non-exclusive general contractor in Thailand to manufacture Biosphere Process Systems and install such systems as designated by the Company and provide start-up service, support and maintenance for such systems in Thailand.

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

PART II

Item 13.                Defaults, Dividend Arrangements and Delinquencies.

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15T.              Controls and Procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of May 31, 2009, these disclosure controls and procedures were not effective to ensure that all information required to  be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties which management believes is a material weakness in our internal controls and procedures.  We hope to address such weakness and work with our auditors and other outside advisors to improve our controls and procedures.

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

Based on our evaluation, our management has concluded that our internal control over financial reporting was not effective as of May 31, 2009 primarily due to the weakness described above.

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

Item 16C.             Principal Accountant Fees and Services

The following is a summary of the fees billed to us by the principal accountants to the Company for professional services rendered for the fiscal years ended May 31, 2009 and May 31, 2008:

Fee Category	2009 Fees	2008 Fees

Audit Fees	$65,000	$75,000
Audit Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$0

Total Fees	$65,000	$75,000

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

Item 19.                Exhibits.

Incorporated by
Reference to

1.1	Memorandum of Association (Bahamas)	Exhibit 3.1 (1)
1.2	Articles of Association	Exhibit 3.2 (1)
4.1	Biosphere Technology License Agreement with Global NRG, Ltd. dated October 1, 2007	Exhibit 4.5 (2)
4.2	Biosphere Technology License Agreement with Freedom Renewable Energy dated October 22, 2007	Exhibit 4.7 (2)
4.3	Biosphere Technology License Agreement with Spectrum Blue Steel Consultants dated June 2, 2008	*
4.4	Biosphere Technology License Agreement with Wister Associated Inc. dated January 1, 2009	*
4.5	Biosphere Technology License Agreement with Indisporne Limited dated June 2, 2008	*
4.6	Biosphere Technology License Agreement with SC Waste To Energy SRL dated June 5, 2009	*
4.7	Biosphere Technology License Agreement with Jet Black Kenya Limited dated December 23, 2008	*
4.8	Biosphere Technology License Agreement with Northwest Lawyer Agency dated August 17, 2007	*
8.1	Subsidiaries of the Company	*
11.1	Code of Ethics	Exhibit 11.1 (3)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)	*
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)	*
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)	*

*	Filed herewith.

(1)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed on August 31, 2004, and incorporated by reference herein.

(2)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended May 31, 2008, and incorporated by reference herein.

(3)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended May 31, 2007, and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL ENVIRONMENTAL ENERGY CORP. (Registrant)

Date: December 15, 2009	By:	/s/ Dr. Christopher McCormack
Dr. Christopher McCormack
Chairman and Chief Executive Officer

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Global Environmental Energy Corp.

We have audited the accompanying consolidated balance sheets of Global Environmental Energy Corp. and subsidiaries (“the Company”) as of May 31, 2009 and 2008 and the related statements of operations, changes in stockholders’ (deficit) and cash flows for each of the years in the three-year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Environmental Energy Corp. and Subsidiaries at May 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period then ended in conformity with accounting principles generally accepted in the United States of America.

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

Kempisty & Company
Certified Public Accountants P.C.
New York, New York

November 24, 2009

Global Environmental Energy Corp
Consolidated Balance Sheets

	May 31
	2009	2008
ASSETS

Current Assets:
Cash in bank	$100,066	$-
Due from affiliate (Note 6)	9,594	-
Total Current Assets	109,660	-

Equipment deposit Net of Reserve (Note 8)	-	-
Other Assets	2,500	2,500

TOTAL ASSETS	$112,160	$2,500

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Bank overdraft	$-	$368
Accrued expenses	3,379,081	100,000
Advance receipt-affiliate (Note 6)	300,000	-
Current portion of notes payable to shareholders (Note 8)	10,160,129	25,425,896

Total Current Liabilities	13,839,210	25,526,264

Long-term Liabilities:
Salaries and benefits payable	69,717,957	54,011,666
Notes payable to stockholders (Note 7)	16,563,358	-
Deferred Revenue	350,000	350,000
Payable to stockholder (Note 6)	7,372,130	6,051,269
Total Long-term Liabilities	94,003,445	60,412,935

Total Liabilities	107,842,655	85,939,199

Commitment and contingencies:

Stockholders’ Deficit:
Series A preferred stock, one share convertible to one share of common; par value $0.001, 10,000,000 shares authorized, none issued and outstanding		-
Series B preferred stock, one share convertible to one share of common, par value $0.001, 16,000,000 shares authorized, none issued and outstanding		-
Common stock, $0.002 par value, 1,000,000,000 shares authorized, 125,661,618 and 125,031,618 shares issued and outstanding as of May 31, 2009 and 2008, respectively	251,325	250,065
Additional paid in capital	65,415,789	61,660,792
Accumulated Deficit	(173,397,609)	(147,847,556)
Total Stockholders’ Deficit	(107,730,495)	(85,936,699)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$112,160	$2,500

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Consolidated Statements of Operations

	For the Year Ended May 31,
	2009	2008	2007

General and administrative expenses:
Consulting fees	$19,785,348	$13,716,598	$19,683,225
Administrative expenses	423,117	1,180,450	1,105,880
Stock based compensation	3,466,457	2,652,337	2,370,676
Total general and administrative expenses	23,674,922	17,549,385	23, 159,781

Net Loss from continuing operations	(23,674,922)	(17,549,385)	(23,159,781)

Other expense:
Interest expense	(1,875,131)	(1,440,060)	(1,172,404)
Net Loss	$(25,550,053)	$(18,989,445)	$(24,332,185)

Basic and fully diluted net loss per common share:
Loss per share	$(.20)	$(0.16)	$(0.31)

Weighted average number of shares used in computing basic and diluted loss per share	125,630,550	119,364,951	77,404,311

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Consolidated Statements of Cash Flows

	For the Year Ended May 31,
	2009	2008	2007

CASH FLOWS ACTIVITIES OPERATING ACTIVITIES:
Net Loss	$(25,550,053)	$(18,989,445)	$(24,332,185)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for consulting service		780,000	-
Shares issued for services	289,800	390,000	4,071,783
Stock based compensation	3,466,457	2,652,337	2,370,676
Expense paid by stockholder	743,321	2,935,086	2,872,058
Changes in operating assets and liabilities:
Current assets	(9,594)
Accrued expenses	3,279,081	(680,000)	780,000
Advance receipt-affiliate	300,000
Salaries and benefits payable	15,706,291	11,471,962	13,065,123
Payable to stockholder-interest accrual	577,540	244,125	-
Notes payable to stockholders-interest accrual	1,297,591	1,195,935	1,172,404
Total adjustments	25,650,487	18,989,445	24,332,044
CASH PROVIDED (USED) IN OPERANTING ACTIVITIES:	100,434	-	(141)

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft	(368)	-	141

CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(368)	-	141

NET INCREASE IN CASH	100,066	-	-

CASH
Beginning of year	-	-	-
End of year	$100,066	$-	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid in cash during the year	$-	$-	$-

NON-CASH FINANCING ACTIVITIES:
Note assigned from stockholder to related party	$-	$-	$6,545,239
Issuance of common stock for debt	$-	$780,000	$1,950,000
Expense paid by stockholder	$743,321	$2,935,086	$2,872,058

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Consolidated Statements of Changes in Stockholders’ Deficit
For the Year Ended May 31, 2009, 2008 and 2007

	Common Stock		Additional		Total
	Par Value $0.002		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances May 31, 2006	67,045,916	$134,093	$48,781,968	$(104,525,926)	$(55,609,865)

Shares issued for services	16,855,702	33,712	4,038,071	-	4,071,783

Shares issued for investment in affiliate	16,130,000	32,260	(32,260)	-	-

Value of stock warrants issued for services	15,000,000	30,000	1,920,000	-	1,950,000

Stock options issued as compensation	-	-	2,370,676	-	2,230,676

Net Loss	-	-	-	(24,332,185)	(24,332185)

Balances at May 31, 2007	115,031,618	230,065	57,078,455	(128,858,111)	(71,549,591)

Shares issued for consulting service	3,000,000	6,000	774,000	-	780,000

Shares issued for investment in affiliate	1,000,000	2,000	388,000	-	390,000

Shares issued for debt conversion	6,000,000	12,000	768,000	-	780,000

Stock options issued as compensation	-	-	2,652,337	-	2,652,337

Net Loss	-	-	-	(18,989,445)	(18,989,699)

Balances at May 31, 2008	125,031,618	250,065	61,660,792	(147,847,556)	(85,936,699)

Shares issued for consulting service	630,000	1,260	288,540		289,800

Stock options issued as compensation			3,466,457		3,466,457

Net Loss				(25,550,053)	(25,550,053)

Balances at May 31, 2009	125,661,618	$251,325	$65,415,789	$(173,397,609)	$(107,730,495)

The accompanying notes are an integral part of these consolidated financial statements.

Global Environmental Energy Corp
Notes to Consolidated Financial Statements
May 31, 2009, 2008 and 2007

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

Biosphere Development Corp (Bahamas) (“Biosphere”) is a Bahamian Corporation, (No. 134790 B) incorporated on December 17, 2004 under the Bahamian International Business Companies Act, 2000. Biosphere Development Corp (Bahamas) is an operating subsidiary of Global Environmental Energy Corp (Bahamas) and is actively pursuing overseas opportunities for the Biosphere Process™ System a unique licensed proprietary technology, EcoTechnology™, that supplies energy through an efficient and environmentally safe process.  Biosphere has no assets or operations as of May 31, 2009 and 2008.

Sahara Petroleum Exploration Corp (Bahamas) is a Bahamian Corporation (No. 134791 B) formed under the Bahamian International Business Companies Act, 2000. Sahara Petroleum Exploration Corp (Bahamas) is an operating subsidiary for Global Environmental Energy Corp (Bahamas) and is inactive as of May 31, 2009 and 2008.

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

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries namely, Global Environmental Energy Corp (Delaware) which is 100% owned by the company, and Biosphere Development Corp (Bahamas) and Sahara Petroleum Exploration Corp (Bahamas), both of which are majority owned subsidiaries. As of May 31, 2009 and 2008, Sahara Petroleum Exploration Corp. (Bahamas) is inactive. Global Environmental Energy Corp. (Delaware) is a fully owned subsidiary of the Company and as described above has proceeded to file under Chapter 7 of the Bankruptcy Code.  Global Environmental Energy Corp. (Delaware) has been consolidated into the financial statements as it has proceeded to liquidate under the Bankruptcy laws. The Company neither exercises influence over this Delaware Company nor does it reflect the true financial position of the Company going forward. The Delaware Company had no assets as at May 31, 2009 and 2008 and had long-term liabilities and an accumulated net deficit of approx $10.5 million for the years ended May 31, 2009 and 2008. These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

On the December 4, 2007 the Company, acquired 97.12% of the shares of Biosphere (Shaoxing) Technology Co. Ltd., a company formed in the Peoples Republic of China. No consideration was paid for the acquisition of the ownership interest. In January 2009 the company granted a Biosphere Technology License number BTLA-200901 to Wister Associated Inc., under which agreement the company transferred its shareholding in Biosphere (Shaoxing) Technology Co. Ltd to Wister.

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

The Company has evaluated subsequent events through the date that the financial statements were issued, which was December 15, 2009, the date of the Company’s Quarterly Report on Form 20-F for the period ended May 31, 2009.

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses.

Accounting for investment in subsidiaries and affiliates

The Company has investments in various entities that are guided through three majority owned subsidiaries.  Global Environmental Energy Corp. (Delaware) is a fully owned subsidiary of the Company and as explained above has proceeded to file under Chapter 7 of the Bankruptcy Code.  Global Environmental Energy Corp. (Delaware) has  been consolidated because the liabilities have not been forgiven or discharged by the bankruptcy court. The Company also has a controlling interest of 85% in Biosphere Development Corp. (Bahamas) and Sahara Petroleum Exploration Corp. (Bahamas).  Both these entities have been consolidated in accordance with generally accepted accounting principles in the United States of America.

In January 2009 Biosphere Development Corp. (Bahamas), one of the 85% owned subsidiaries of the Company, granted a Biosphere Technology License number BTLA-200901 to Wister Associated Inc., under which agreement the company transferred its 31% shareholding in Biosphere Asia Pacific, its 45% shareholding in Hong Kong based Biosphere (HK) Ltd, and its 31% shareholding in International Environmental Energy Corp to Wister.

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

Since each system is intended to be delivered to the clients with different requirements, manufacturing cost accordingly varies. However, in order to make the profit from the sales of systems manufactured on subcontract, the Company intends to make an annual royalty payment of at least 12.5% of the revenue of the system as provided for in license agreements.

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

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), “Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax basis of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities. The Company is incorporated under the laws in Bahamas, which impose no corporate income tax. Therefore, the Company has not recognized any assets or liabilities in accordance with the provisions of SFAS No 109.

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

As a result of the adoption of , the Company's results for the years ended May 31, 2009, 2008 and 2007 include share-based compensation expense of $3,466,457, $2,652,337 and $2,370,676 respectively.

For the purpose of determining compensation expense, the fair value of the options granted to employees and consultants is measured at the grant date using the Black-Scholes option-pricing model with the following assumptions:

Contractual Term	5 – 10 years
Expected Volatility	186%
Expected Dividend Yield	0%
Risk-Free Interest Rate	.4%
Expected Term	1 – 3 years

The restricted shares issued by the Company values such shares based on the stock price on the grant date. The Company expenses these amounts into the statement of operations based on the vesting terms.

Recent Accounting Pronouncements

On December 4, 2007, the FASB issued SFAS No. 160, “Non-controlling interest in Consolidated Financial Statements”.  SFAS No. 160 requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements.  The statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and expands disclosures in the consolidated financial statements.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  We have not yet determined the impact of the adoption of SFAS No. 160 on our consolidated financial statements and footnote disclosures.

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

In July 2009, the Financial Accounting Standards Board adopted The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (the Codification). The Codification is the single source of authoritative U.S. generally accepted accounting principles. The Codification does not change generally accepted accounting principles, but is intended to make it easier to find and research issues and will change the way GAAP is referenced. The Codification is effective for interim and annual periods ending after September 15, 2009. As the Codification is not effective for the Company’s financial statements, references made in this document relate to the standards that were effective prior to the Codification. The Codification will be effective for the Company’s fiscal year ended May 31, 2010 and its adoption is not expected to have a material affect on the financial statements of the Company.

NOTE  2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which assume that the Company will continue on a going concern basis, including, the realization of assets and liquidation of liabilities in the ordinary course of business. As reflected in the accompanying consolidated financial statements, the Company incurred net losses of $25,550,053, $18,989,445 and $24,332,185 for the years ended May 31, 2009, 2008 and 2007 respectively and an accumulated deficit of $173,397,609 at May 31, 2009. There are significant uncertainties with regard to the Company’s ability to generate sufficient cash flows from operations or other sources to meet and fund its commitments with regard to existing liabilities and recurring expenses.

The Company intends to finance future operations from the proceeds of a subscription agreement for the sale of shares of common stock and an additional financing from the stockholders'. The loans/advances received from stockholders' are not payable in the next twelve months. Further, interest on loans/advances from stockholders' has been accrued and no payments have been made to date. Based on the financial position of the Company and its inability to generate cash from operations, the stockholders' have agreed to the repayment after the Company begins to generate future cash flows. These factors, along with the uncertainty expressed in Note 8, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE  3 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), effective January 1, 2008.  The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date).  Under SFAS 157, fair value measurements are not adjusted for transaction cost.  SFAS 157provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:
Input other than quoted market prices that are observable, either directly or indirectly, and reasonably available.  Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3:	Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Availability of observable inputs can vary and is affected by a variety of factors.  The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The carrying amounts of the salaries and benefits payable, notes payable to shareholders and other payables reported in the balance sheet approximate fair value as these instruments bear interest at terms that would be available with similar transactions with other third parties.

NOTE  4 – NET LOSS PER SHARE

Net loss per share has been computed in accordance with SFAS No. 128, “Earnings Per Share”. Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method. No adjustments to earnings were made for purposes of per share calculations. The Company has also issued stock options to employees and consultants for services rendered totaling 36,300,000, 16,000,000, and 13,000,000 for the years ended May 31, 2009, 2008 and 2007 respectively. These common stock equivalents have been excluded for the purpose of computing dilutive loss per share as their effect would have been anti-dilutive.

NOTE  5 –STOCK OPTION COMPENSATION

As part of compensation to employees and consultants, the Company granted stock options during fiscal year 2001 and fiscal year 2003 & 2004. The Company has no formal stock option plan for its employees. For the year ended May 31, 2009, stock-based compensation expense was $3,466,457. The following table summarizes common stock options outstanding from June 1, 2006 to May 31, 2009.

		Weighted Average	Weighted Average Years to	Aggregate Intrinsic
	Amount	Exercise Price	Maturity	Value

Outstanding at June 1, 2006	23,450,000	5.27	1.58	-
Issued	13,000,000	0.34	7.71	-
Expired	-
Exercised	-
Outstanding at May 31, 2007	36,450,000	3.51	3.76	-
Issued	16,000,000	0.22	5.25	-
Expired	-
Exercised	-
Outstanding at May 31, 2008	52,450,000	2.51	4.21	-
Issued	36,300,000	0.14	3.82	-
Expired
Exercised
Outstanding at May 31, 2009	88,750,000	1.54	4.06	-

(1).The aggregate intrinsic value is computed as the excess of the market price of the stock over the weighted average exercise price, multiplied by the total options outstanding. Where the market price of the stock is below the exercise price, no intrinsic value has been computed.

The following table summarizes the stock options outstanding as of May 31, 2009:

Outstanding			Exercisable
	Number	Weighted average	Weighted
Range of	Outstanding	Remaining	average	Number exercisable
Exercise prices	at May 31, 2009	contractual life	Exercise price	at May 31, 2009

$0.08-$0.16	37,250,000	4.26	$0.10	37,250,000
$0.30-$0.34	37,000,000	4.87	$0.32	37,000,000
$0.55	1,500,000	1.25	$0.55	1,500,000
$1-$40	13,000,000	1.46	$9.25	13,000,000

As of May 31, 2009, the fair value of unamortized compensation cost related to vested stock option awards was $2,242,953. Unamortized compensation cost as of May 31, 2009 is expected to be recognized in the next fiscal year end.

In January 2009 the company granted 25,300,000 shares of common stock valued at $3,289,000 based on the stock price on the date of the grant and 25,300,000 stock options valued at $2,549.160 to six of it’s consultants as part of their buy-out plan. As a result the company recorded $3,073,950 in consulting expense for this fiscal year ended May 31, 2009 with $1,962,968 of unamortized expenses to be recognized in the 2010 fiscal year. The shares were not been issued at the end of the fiscal year and have been recorded as a stock liability payable.

On June 19, 2008 the company issued 630,000 shares of common stock to consultants. As a result, the company recorded $289,800 in consulting expense in the statement of operations for the fiscal year ended May 31, 2009.

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

NOTE 6 – RELATED PARTY TRANSACTIONS

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

Due from affiliate

The Company paid accounting related fees of $9,594 on behalf of on of its affiliates Freedom Renewable Energy Corp. The amount due is payable on demand and does not accrue interest.

Advanced Receiptt- affiliate

The Company received a deposit of $300,000 from it’s affiliate Freedom Renewable Energy Corp.

Payable to Stockholder

Payable to stockholder is the payment the stockholder made for the Company. The payable bears a stated interest taye of 8.5% per annumn and is due to be paid on November 1, 2012. As at May 31, 2009 and 2008, the amount outstanding including accumulated interest were $7,372,130 and 6,051,269, respectively.

For the year ended May 31, 2009 and 2008, interest expense for payable to stockholder were $577,540 and $224,125, respectively.

NOTE 7 – NOTES PAYABLE TO STOCKHOLDERS'

On May 24, 2007, in a private transaction, a stockholder transferred a note receivable from the company to a related party. The note is for an amount of $6,545,239 at a stated interest rate of 8.5% per annum. The note is due to be paid on November 1, 2012. The holder of the note has the option to receive the payment in the form of common stock. Should the note holder choose to convert the note, the share is to be issued at $0.13 per share which has been agreed to be the fair value of the stock on the date of the agreement. As at May 31, 2009 and 2008, the amount outstanding including accumulated interest were $7,717,780 and 7,113,161, respectively.

The Company borrowed $1,456,677 from Eden Development Ltd, Chelise Investment Ltd and Mcintosh Enterprises, respectively and $1,415,635 from Sean O’Cearbhaill. These borrowings were made from these related parties during the fiscal year 2000. The notes are repayable in November 2012 and have a stated interest rate of 8.5%. At May 31, 2009 and 2008, the amounts outstanding including accumulated interest amounted to $8,845,578 and $8,152,606, respectively.

For the year ended May 31, 2009 and 2008, interest expense for notes payable to stockholders were $1,297,591 and $1,195,935, respectively.

NOTE 8 – REORGANIZATION UNDER THE BANKRUPTCY CODE

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

The Delaware Company had no assets as at May 31, 2009 and 2008 with an accumulated net deficit of approx $10.5 million for the years ended May 31, 2009 and 2008. These balances have been consolidated in the financial statements in accordance with the policy of the Company because the liabilities have not been forgiven.

The following is the Combined Condensed Balance Sheets of the Company at May 31, 2009 and 2008 which includes Global Environmental Energy Corp (Delaware) and the Company and its other subsidiaries.

	May 31, 2009			May 31, 2008
	Global & Subsidiaries	Global Delaware	Total	Global & Subsidiaries		Global Delaware		Total
ASSETS

Cash in bank	$100,066	$-	$100,066	$	$ -	$	$ -	$-
Due from affiliate	9,594		9,594
Property and equipment-net	-	-	-		$-		$-	-

Other Assets:
Equipment deposit		27,450,100	27,450,100				27,450,100	27,450,100
Reverse against equipment
Deposit		(27,450,100)	(27,450,100)				(27,450,100)	(27,450,100)
Trademark and copyrights	2,500	-	2,500		2,500		-	2,500

TOTAL ASSESTS	$112,160	$-	$11 2,160		$2,500		$-	$2,500

LIABILITIES AND
SHAREHOLDERS’ DEFICIT
Current Liabilities
Bank overdraft		-					-	368
Accrued Expenses	90,091		90,091		100,000			100,000
Customer deposit	300,000		300,000
Stock Liability	3,289,000		3,289,000
Current Portion of Notes
Payable to Shareholders	-	10,160,129	10,160,129		15,265,767		10,160,129	25,425,896
Salaries and benefits payable	-	-			54,011,666		-	54,011,666
Total Current Liabilities	3,679,091	10,160,129	13,839,210		69,377,801		10,160,129	79,537,930

Long-term Liabilities:

Salaries and benefits payable	69,717,957		69,717,957
Notes payable to shareholders	16,563,358
Deferred revenue	-	350,000	350,000				350,000	350,000
Payable to shareholders	7,372,131	-	7,372,131		6,051,269		-	6,051,269
Total Long-term Liabilities	93,653,446	10,510,129	94,003,446		6,051,269		350,000	6,401,269

Total Liabilities

Stockholders’ Deficit:
Common Stock	251,325	-	251,325		250,065		-	250,065
Additional paid in capital	65,415,789	-	65,415,789		61,660,792		-	61,660,792
Accumulated Deficit	(162,887,480)	(10,510,129)	(173,397,609)		(137,337,42)		(10,510,129)	(137,337,427)
Total Shareholders’ Deficit	(97,220,336)	(10,510,129)	(107,730,495)		(75,426,570)		(10,510,129)	(85,936,699)

TOTAL LIABILITIES AND
STOCKHOLDERS’ DEFICIT	$112,160	-	$112,160		$2,500		$-	$2,500

NOTE 9 –RESERVE AGAINST EQUIPMENT DEPOSIT/INVESTMENTS

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

NOTE 10 – CONCENTRATIONS OF CREDIT RISK

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

NOTE 11 – COMMITMENTS AND CONTINGENCIES:

Consulting agreements:

The Company entered into various contracts in prior years to provide consulting in the areas of international sales and marketing, and engineering sales and technology for the next five to ten years. The contracts consisted of fees, monthly unaccountable expense allowances, bonus and pension benefits with increases of 5% per year. Payments were due monthly in cash or common stock of the Company or may be accrued by the Company by mutual agreement until the Company makes a profit. On January 2, 2009 the Company entered into an agreement with a majority of its consultants to terminate future obligations. The termination was based on the issuance of 25,300,000 shares of common stock and 25,300,000 stock options in the aggregate, valued at $3,289,000 which has been expensed by the Company and included as consulting expense in the accompanying consolidated financial statements. Accordingly, the disclosure below reflects the remaining commitments under contracts that are still in effect.

Remaining commitments under the consulting contracts are as follows:

		Unaccountable
Year ending May 31,	Salaries	Expense	Bonus	Pension	Total

2010	1,386,420	849,951	2,116,296	1,106,230	4,100,642
2011	1,455,741	892,449	2,222,110	1,161,541	4,305,674
2012	1,528,528	937,071	2,333,216	1,219,619	4,520,958
2013	1,604,955	983,925	2,449,877	1,280,599	4,747,006
2014	1,685,202	1,033,121	2,572,371	1,344,629	4,984,356
Thereafter	4,974,422	2,993,619	7,847,123	3,690,735	14,279,411

Employment agreements

The Company has ten year compensation agreements with its officers beginning February 25, 2005 replacing contracts entered into in November 2000. The agreements call for a base compensation in year one that increases 5% per year in years two through ten. Certain of the employees will receive a base monthly unaccountable expense allowance that also increases 5% per year in years two through ten. Payments are due monthly in cash or common stock of the company or may be accrued by the company by mutual agreement until the Company makes a profit. Additionally certain of the employees were awarded share options as part of their original contracts with exercise prices ranging between of $0.13 and $0.30 per share for certain employees. These options with exercise prices of $0.13 per share were adopted and incorporated into the 2005 contracts. Annual payments are also due for bonuses and pension which increase 5% per annum. The contracts also call for the payment of medical, dental, health and life insurance at prevailing rates. As at May 31, 2009 and 2008, salaries and benefit payable were $69,717,957 and $54,011,666 respectively.

Remaining commitments under the employment contracts are as follows:

		Unaccountable
Year ending May 31,	Salaries	Expense	Bonus	Pension	Total

2010	2,196,910	1,322,737	1,222,608	1,876,466	6,618,721
2011	2,306,756	1,388,874	1,283,738	1,970,289	6,949,657
2012	2,422,093	1,458,318	1,347,925	2,068,804	7,297,140
2013	2,543,198	1,531,234	1,415,321	2,172,244	7,661,997
2014	2,670,358	1,607,796	1,486,087	2,280,856	8,045,097
Thereafter	6,642,414	3,966,615	3,576,714	5,275,884	19,461,627
	18,781,730	11,275,575	10,332,393	15,644,542	56,034,240

The compensation agreements also call for the issuance of options as follows:

			Option
	Options	Total	Exercise
Employee	Per Year	Options	Price	Expiration

CEO	3,000,000	30,000,000	$0.13	2/28/05-2/28/15
Officer	1,000,000	10,000,000	0.13	2/28/06-2/28/16

NOTE 12 – COMMON STOCK TRANSACTIONS

During fiscal 2009, the Company issued shares for consulting services rendered by consultants of 630,000 shares of common stock valued at $289,800.

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

During the fiscal year 2007, the Company issued 15,000,000 shares for the conversion of notes totaling $1,950,000. Further, the Company also issued 19,856,062 shares for a total value of $4,851,783 to consultants for services provided to the Company. During the fiscal year 2007, in a private transaction, a shareholder assigned $6,000,000 of a note to a related party. The note is payable in 2012. There were no other changes to the note.