Form 20-F/A
period 2009-05-31
GLOBAL ENVIRONMENTAL ENERGY COPORATION
filed 2010-02-16
CIK 840823

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.      125,661,618 shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes    ☒ No

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
☒ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      ☐ Yes       ☒ No

EXPLANATORY NOTE

           Global Environmental Energy Corp. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended May 31, 2009 (the “Original Report”) to revise “Item 19. Exhibits” by including and filing the Company’s Memorandum of Association (Bahamas) as Exhibit 1.1 which replaces the previously filed and incorrect version of the Memorandum of Association filed as an exhibit to the Company’s Current Report on Form 8-K filed on August 31, 2004, and incorporated by reference in the Original Report.  The Amendment does not amend, update, or change any other items or disclosures contained in the Original Report or reflect any events having occurred after the filing of the Original Report.

Item 19.	Exhibits.
Incorporated by
Reference to

1.1	Memorandum of Association (Bahamas)	*
1.2	Articles of Association	Exhibit 3.2 (1)
4.1	Biosphere Technology License Agreement with Global NRG, Ltd.
	dated October 1, 2007	Exhibit 4.5 (2)
4.2	Biosphere Technology License Agreement with Freedom
	Renewable Energy dated October 22, 2007	Exhibit 4.7 (2)
4.3	Biosphere Technology License Agreement with Spectrum Blue
	Steel Consultants dated June 2, 2008	Exhibit 4.3 (3)
4.4	Biosphere Technology License Agreement with Wister Associated Inc.
	dated January 1, 2009	Exhibit 4.4 (3)
4.5	Biosphere Technology License Agreement with Indisporne Limited
	dated June 2, 2008	Exhibit 4.5 (3)
4.6	Biosphere Technology License Agreement with SC Waste To Energy SRL
	dated June 5, 2009	Exhibit 4.6 (3)
4.7	Biosphere Technology License Agreement with Jet Black Kenya Limited
	dated December 23, 2008	Exhibit 4.7 (3)
4.8	Biosphere Technology License Agreement with Northwest Lawyer Agency
	dated August 17, 2007	Exhibit 4.8 (3)
8.1	Subsidiaries of the Company	Exhibit 8.1 (3)
11.1	Code of Ethics	Exhibit 11.1 (2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and
	15d-14 of the Exchange Act)	*
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and
	15d-14 of the Exchange Act)	*
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act
	of 2002 (18 U.S.C. 1350)	*

*	Filed herewith.

(1)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed on August 31, 2004, and incorporated by reference herein.

(2)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended May 31, 2008, and incorporated by reference herein.

(3)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended May 31, 2009, and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

GLOBAL ENVIRONMENTAL ENERGY CORP.
(Registrant)

Date:	February 12, 2010	By:	/s/ Dr. Christopher McCormack
Dr. Christopher McCormack
Chairman and Chief Executive Officer